Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

(Subject to Completion, Dated September 8, 2011)

NTELOS Holdings Corp.

1154 Shenandoah Village Drive

Waynesboro, Virginia 22980

September [—], 2011

Dear Fellow Stockholder:

I am pleased to inform you that the board of directors of NTELOS Holdings Corp. has approved the spin-off of Lumos Networks Corp., which is the subsidiary of NTELOS Holdings Corp. that, at the time of the spin-off, will operate our wireline communications business. The spin-off will be completed by a pro rata distribution to the NTELOS Holdings Corp. stockholders of all of the outstanding shares of common stock of Lumos Networks Corp. The distribution will take place following the close of business on September [—], 2011. Lumos Networks Corp. common stock will be listed on The NASDAQ Stock Market LLC under the symbol “LMOS.” In the distribution, each NTELOS Holdings Corp. stockholder will receive one share of Lumos Networks Corp. common stock for every one share of NTELOS Holdings Corp. common stock held as of the close of business on September [—], 2011 (after giving effect to a one-for-two reverse stock split that NTELOS Holdings Corp. will implement immediately prior to the distribution). The reverse stock split was previously approved by NTELOS Holdings Corp. stockholders at the 2011 Annual Meeting. We believe the reverse stock split will help maintain the marketability and liquidity of NTELOS Holdings Corp.’s common stock following the spin-off.

We believe that the spin-off, which will create two distinct companies with separate ownership and management, will enhance value for NTELOS Holdings Corp. stockholders by leaving each of NTELOS Holdings Corp. and Lumos Networks Corp. better positioned to leverage its distinct competitive strengths, manage its operations and capital investments, pursue growth strategies and enhance stockholder value. In addition, we believe that the two companies, each with its own financial characteristics, may appeal to different investor bases.

The board of directors of NTELOS Holdings Corp. has considered the post-Separation dividend policies for NTELOS Holdings Corp. and Lumos Networks Corp. for declaration in the fourth quarter of 2011 and payment in the first quarter of 2012. (NTELOS Holdings Corp. has previously announced the dividend of $0.28 per share it will be paying on October 12, 2011 to its pre-Separation stockholders as of September 15, 2011.) The board of directors currently intends that following the Separation, NTELOS Holdings Corp. stockholders who retain their Lumos Networks shares will receive, in the aggregate, the same quarterly cash dividend rate of $0.28 per share that existed before the spin-off (or $0.56 per share on a post one-for-two reverse stock split basis). Following the one-for-two reverse stock split, in November 2011 NTELOS Holdings Corp. is currently expected to declare a dividend at the initial rate of $0.42 per share per quarter, payable in January 2012. Also in November 2011 Lumos Networks is currently expected to declare a dividend at the initial rate of $0.14 per share per quarter, payable in January 2012.

You do not need to take any action to receive the shares of Lumos Networks Corp. in the distribution. Nor do you need to pay any consideration or surrender or exchange your shares of NTELOS Holdings Corp. common stock.

We are seeking a private letter ruling from the Internal Revenue Service that, for U.S. federal income tax purposes, the distribution of Lumos Networks Corp.’s common stock to our stockholders will qualify as a tax-free distribution. However, any cash that you receive in lieu of fractional shares generally will be taxable to you. It is a condition to completing the spin-off that we receive favorable opinions of counsel confirming the spin-off’s tax-free status, which condition may be waived by NTELOS Holdings Corp. in its discretion. The spin-off is also subject to other conditions, including necessary regulatory approvals. Additionally, in connection with the spin-off, Lumos Networks Corp. or one of its subsidiaries will incur $340 million in new indebtedness which it will use to fund a working capital cash reserve and pay $315 million to NTELOS Inc., a subsidiary of NTELOS Holdings Corp., (i) to settle with cash the intercompany debt owed to NTELOS Inc., as of the distribution date ($166 million as of June 30, 2011 on a pro forma basis) and, with the balance, (ii) fund a mandatory repayment on NTELOS Inc.’s credit facility that is triggered by the Separation.

I encourage you to read the enclosed information statement, which is being provided to all NTELOS Holdings Corp. stockholders. It describes the spin-off in detail and contains important business and financial information about Lumos Networks Corp.

I believe the spin-off is a positive event for the owners of our stock and I look forward to your continued support as a stockholder of NTELOS Holdings Corp. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,

James A. Hyde
Chief Executive Officer and President

[Add Lumos Logo]	Lumos Networks Corp. 401 Spring Lane Plaza Waynesboro, Virginia 22980 September [—], 2011

Dear Stockholder:

We are very pleased that you will soon be a stockholder of Lumos Networks Corp., which we expect will become an independent, publicly-traded company following September [—], 2011 as a result of the spin-off from NTELOS Holdings Corp. Our business will consist largely of NTELOS Holdings Corp.’s wireline communications business (primarily its Competitive and RLEC segments as reported in its public filings). In exchange for, and as a condition to, NTELOS Holdings Corp.’s transfer to Lumos Networks Corp. and our subsidiaries of assets and our assumption of certain liabilities, we will issue to NTELOS Holdings Corp. shares of our common stock. Additionally, in connection with the spin-off, we intend to incur $340 million in new indebtedness which we will use to fund a working capital cash reserve and pay $315 million to NTELOS, a subsidiary of NTELOS Holdings Corp., (i) to settle with cash the intercompany debt owed to NTELOS Inc. as of the distribution date ($166 million as of June 30, 2011 on a pro forma basis) and, with the balance, (ii) fund a mandatory repayment on NTELOS Inc.’s credit facility that is triggered by the Separation.

Our strategy as an independent company will be to leverage the existing network assets, continue to expand the Competitive segment, continue to offer high quality customer care, and maintain strong cash flow from our RLEC operations. We believe our strengths of a high-quality robust fiber network, proven track record of consistent cash flow, favorable industry demand and an experienced management team will assist us in implementing this strategy. Our primary objective is continued growth and profitability by being the preferred provider of high bandwidth products in our six state region.

As an independent company, we believe we can be more effective at focusing on our objectives and satisfying the capital needs of our company, and thus bring value to you as a stockholder, than we could as a subsidiary of NTELOS Holdings Corp. In addition, we will have the ability to offer our employees incentive opportunities linked to our performance as a stand-alone company, which we believe will enhance employee performance.

Lumos Networks Corp.’s common stock will be listed on The NASDAQ Stock Market LLC under the symbol “LMOS.”

I encourage you to learn more about Lumos Networks Corp. and the strategies we will pursue as an independent public company by reading the enclosed information statement. Our board, management and employees are excited about our future as an independent company, and we look forward to your support and participation in our success.

Sincerely,

James A. Hyde
Chief Executive Officer

Michael B. Moneymaker
President and Chief Financial Officer

[Add Lumos Logo]	INFORMATION STATEMENT Lumos Networks Corp. Common Stock

We are currently a subsidiary of NTELOS Holdings Corp (“NTELOS”). NTELOS has decided to spin-off our company by separating the wireline business of NTELOS and creating an independent, publicly-traded company, (which we refer to as the Separation) through a distribution (which we refer to as the Distribution) of all of our common stock to the NTELOS stockholders. Following the Separation, our assets and business will consist largely of those of NTELOS’s Competitive and RLEC Wireline reporting segment. In exchange for, and as a condition to NTELOS’s transfer to Lumos Networks Corp. (“Lumos Networks”) and our subsidiaries of assets and our assumption of certain liabilities, we will issue to NTELOS shares of our common stock. Additionally, in connection with the Separation we will incur $340 million of new indebtedness to fund a working capital cash reserve and pay $315 million to NTELOS Inc., a subsidiary of NTELOS, (i) to settle with cash the intercompany debt owed to NTELOS Inc. as of the distribution date ($166 million as of June 30, 2011 on a pro forma basis) and, with the balance, (ii) to fund a mandatory repayment on NTELOS Inc.’s credit facility.

For every one share of NTELOS common stock, par value $0.01 per share, that you hold as of the close of business on September [—], 2011, the record date for the Distribution, you will receive one share of our common stock (after giving effect to the reverse stock split described below). For U.S. federal income tax purposes, the Distribution of our common stock will not be taxable. You will receive cash instead of any fractional shares of our common stock, which will generally be taxable to you. We expect NTELOS to distribute shares of our common stock to you following September [—], 2011. As discussed more fully in this information statement, generally if you sell shares of NTELOS common stock between the record date and the distribution date, you will be selling your right to receive shares of our common stock in the Distribution. See “The Separation — Trading Between the Record Date and Distribution Date.”

In addition, in connection with the spin-off, immediately prior to the distribution, NTELOS will effectuate a one-for-two reverse stock split of its common stock. The reverse stock split was previously approved by NTELOS stockholders at the 2011 Annual Meeting. NTELOS believes the reverse stock split will help maintain the marketability and liquidity of NTELOS’s common stock following the spin-off.

No vote or other action is required by you to receive shares of our common stock in the Separation. You will not be required to pay anything for the new shares or to surrender any of your shares of NTELOS common stock. We are not asking you for a proxy and you are requested not to send us a proxy.

Before September [—], 2011, there will be no trading market for our common stock. On or shortly following that date, we expect that shares of our common stock will begin trading on a “when issued” basis, and we expect that “regular way” trading of our common stock will begin the first trading day following the Distribution. Our common stock will be listed on The NASDAQ Stock Market LLC, under the symbol “LMOS.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 24.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is September [—], 2011.

TABLE OF CONTENTS

SUMMARY	8

Our Business	8

The Separation	9

Questions and Answers about the Separation	11

Summary of the Separation and Distribution	16

RISK FACTORS	24

Risks Relating to Our Business	24

Risk Factors Relating to the Separation	32

Risk Factors Relating to Ownership of our Common Stock	38

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	41

THE SEPARATION	42

General	42

Reasons for the Separation	43

The Number of Shares You Will Receive	46

Trading Between the Record Date and Distribution Date	46

When and How You Will Receive our Common Stock	47

Treatment of Fractional Shares	47

Treatment of Stock Options and Other Stock-based Awards	48

Treatment of 401(k) Shares	49

Interests of NTELOS Officers and Directors in the Separation	50

Material U.S. Federal Income Tax Consequences of the Distribution	51

Results of the Distribution	54

Listing and Trading of our Common Stock	55

Conditions to the Distribution	55

DIVIDEND POLICY	57

CAPITALIZATION	58

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	59

Pro Forma Condensed Combined Balance Sheet as of June 30, 2011	61

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2011	63

Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2011	64

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2011	65

Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2010	66

v

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2010	67

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	68

BUSINESS	91

General	91

Business Segments	92

Business Strategy	93

Growth Opportunities	94

Strengths	95

Sales, Marketing and Customer Care	96

Products and Services	96

Competition	97

Employees	98

Regulation	98

Properties	102

Legal Proceedings	103

MANAGEMENT	104

Executive Officers Following the Separation	104

Board of Directors Following the Separation	105

Committees of the Board of Directors	107

Corporate Governance Matters	108

Director Compensation	111

Director Compensation Table	112

Certain Relationships and Other Transactions	114

EXECUTIVE COMPENSATION	115

Compensation Discussion and Analysis	115

Summary Compensation Table	130

Grants of Plan-Based Awards	132

Outstanding Equity Awards at Fiscal Year-End	134

Option Exercises and Stock Vested	136

Pension Benefits	137

Change of Control and Severance Arrangements	139

vi

SECURITY OWNERSHIP OF OFFICERS, DIRECTORS AND CERTAIN BENEFICIAL OWNERS	145

AGREEMENTS WITH NTELOS	147

Commercial Service Agreements	147

Separation and Distribution Agreement	147

Transition Services Agreement	150

Employee Matters Agreement	151

Tax Matters Agreement	152

Intellectual Property Agreements	153

DESCRIPTION OF CERTAIN INDEBTEDNESS	155

DESCRIPTION OF OUR CAPITAL STOCK	158

Sales of Unregistered Securities	158

Common Stock	158

Anti-Takeover Provisions	158

Preferred Stock	160

Indemnification of Directors and Officers	161

Shareholders Agreement	162

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	163

INDEPENDENT AUDITORS	163

WHERE YOU CAN FIND MORE INFORMATION	163

INDEX TO FINANCIAL STATEMENTS	F-1

This information statement is being furnished solely to provide information to NTELOS stockholders who will receive shares of our common stock in the Distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of NTELOS. This information statement describes our business, the relationship between NTELOS and us, and how the Separation affects NTELOS and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the Distribution. You should be aware of certain risks relating to the Separation, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

“We,” “us,” “our,” “our Company,” “the Company” and “Lumos Networks” refer to Lumos Networks Corp., the entity that at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with the wireline businesses of NTELOS Holdings Corp. and whose shares will be distributed in the distribution. Where appropriate in context, the foregoing terms also include the subsidiaries of this entity.

“ NTELOS” refers to NTELOS Holdings Corp. Where appropriate in context, this term also includes the subsidiaries of this entity.

vii

SUMMARY

We describe in this information statement the local and competitive communications business to be transferred to us by NTELOS in the Separation as if it had been our business for all historical periods presented. However, we are a newly-formed entity. References in this document to our historical assets, liabilities, products, business or activities generally refer to the historical assets, liabilities, products, business or activities of the transferred business as it was conducted by NTELOS and its subsidiaries before the Separation. Our historical financial results as part of NTELOS contained in this information statement may not be indicative of our financial results in the future as an independent, publicly-traded company or reflect what our financial results would have been had we been an independent, publicly-traded company during the periods presented.

Our Business

Lumos Networks is a fiber-based network service provider in the Mid-Atlantic region. We serve a wide range of customers, including telecommunication carriers, enterprise and other business customers and residential customers over a dense fiber network offering data, voice, and IP-based services utilizing an on-network service strategy.

Our strategy is to (i) leverage our network assets with sales of data and IP based services to new and existing regional enterprise and government customers; (ii) expand the Competitive segment to add additional on-net locations and connect additional wireless carrier cell sites and networks; (iii) continue to provide high quality customer service with low churn and a compelling value proposition; and (iv) generate cash flow from the RLEC customer base with additional sales of fiber based broadband and IP video services to our RLEC customer base and targeted non-RLEC developments.

Lumos Networks has a history of innovative product offerings and exceptional customer service, and the addition of approximately 3,000 fiber route-miles to our network through acquisitions completed in 2009 and 2010 provides a solid base for expansion. We have a six state regional presence in western Virginia, West Virginia, and portions of Pennsylvania, Maryland, Ohio and Kentucky, with a 5,800 route-mile fiber-optic network and approximately 12,700 homes passed with fiber as of June 30, 2011. Our growth into a regional service provider has been achieved by pursuing an organic “edge out” strategy combined with opportunistic acquisitions of key network and fiber assets to expand the regional depth and breadth of our business.

We have achieved revenue growth in each of the last five years. Our business operates two reportable segments: the Competitive segment, a competitive network service provider, and the RLEC segment, a traditional rural incumbent local exchange carrier. From fiscal year 2006 to fiscal year 2010, our Competitive segment business revenue has grown 52%, representing a compound annual growth rate (“CAGR”) of 10.9%. Growth has been achieved by organic regional expansion and complementary acquisitions of a 2,200 fiber route-mile network and customer base from Allegheny Energy, Inc. (“Allegheny”) in December of 2009 and the FiberNet business (“FiberNet”) in December of 2010. Excluding the revenue impact from Allegheny and FiberNet in 2010, revenue has grown 29% from fiscal year 2006 to fiscal year 2010, representing a 6.7% CAGR. We see growth potential in the Competitive segment and will continue to see a shift in the revenue mix from the RLEC to the Competitive segment. Pro forma to include the FiberNet acquisition for the full year 2010, the Competitive segment accounted for 73% of our total revenue, compared to 48% in 2006. In addition, we continue to focus on business customers, which is reflected in the change in mix of our customer base from residential to business. In 2006, residential voice accounted for approximately 17% of total revenue. On a pro forma basis for 2010, total residential voice accounted for less than 10% of total revenue and Competitive residential voice accounted for less than 3% of Competitive segment revenue.

We follow a strategy of being first to offer in our regional markets technology and services introduced in metropolitan areas by large national service providers, including high speed transport, wavelengths and Metro Ethernet. Our tradition of service and innovation and our diversified portfolio of products are attractive to carriers with needs for transport and fiber to the cell site and to regional enterprise customers seeking high quality data and IP services and interconnection to data centers in the region.

The Competitive business derives revenue from the sale of traditional voice, data, and IP-based services, as well as carriers’ carrier transport and access services. Our Competitive segment currently serves western Virginia, West Virginia and portions of Pennsylvania, Maryland, Ohio and Kentucky with a 5,800 route-mile fiber-optic network as of June 30, 2011. We market and sell almost exclusively to business and carrier customers.

The RLEC business includes service to the rural Virginia cities of Waynesboro and Covington, and portions of Alleghany, Augusta and Botetourt counties. It provides end-office and tandem switching to customers of the RLEC and Competitive segments. We have enhanced network functionality in the RLEC regions and offer high speed broadband to 98% of our service region. Additionally, we have passed approximately 12,700 homes with fiber as of June 30, 2011, which provides access to IPTV-based video services and broadband Internet access with speeds up to 20Mbps currently and will allow us to offer future high-bandwidth applications as they evolve.

Our primary objective is continued growth and profitability by being the preferred provider of high bandwidth products in our six state region. We project growth in operating revenues, operating income and cash flow by capitalizing on our competitive strengths and focusing on the following strategic objectives:

•	Leveraging our existing fiber network;

•	Expanding our Competitive segment;

•	Continuing high quality customer service; and

•	Maintaining strong cash flow from our RLEC operations.

Following the Separation, we expect to have total indebtedness of $340 million. We will use this debt to fund a working capital cash reserve and pay $315 million to NTELOS Inc., a subsidiary of NTELOS, (i) to settle with cash the intercompany debt owed to NTELOS Inc. as of the distribution date ($166 million as of June 30, 2011 on a pro forma basis which primarily relates to approximately $190 million cash consideration paid in recent acquisitions) and, with the balance, (ii) to fund a mandatory repayment on NTELOS Inc.’s credit facility of approximately $282.6 million that is triggered by the Separation. Following the Separation, we also expect to continue to pay a dividend in an amount permitted by our credit facility.

The Separation

On December 7, 2010, the NTELOS board of directors approved a proposed plan to create separate wireless and wireline businesses by spinning off the wireline business into a newly formed, publicly traded company.

The NTELOS board of directors has determined that separating our company from NTELOS’s wireless business in the form of a tax-free distribution to NTELOS stockholders of our new publicly-traded common stock is appropriate and advisable for NTELOS and its stockholders. NTELOS’s board of directors believes that the Separation will leave each company better positioned to leverage its distinct competitive strengths, manage its operations and capital investments, pursue growth strategies and enhance stockholder value.

Business Purposes for the Separation

NTELOS’s board of directors has determined that separating NTELOS’s wireline business from its wireless business is in the best interests of NTELOS and its stockholders. Among other reasons, NTELOS’s board of directors determined to effect the business separation to achieve the following business purposes on behalf of Lumos Networks:

•	Allowing each company to separately pursue the business strategies that best suit its long-term interests and, by doing so, address growing competitive pressures in its respective industry.

•

Different customers, different scope of services: NTELOS primarily offers its retail wireless services to the individual consumer market. Our business is evolving such that our customers with the highest growth potential are regional enterprise business, government and carrier customers. These types of customers demand more advanced services, such as one-to-many voice communications, high-bandwidth data transmission between commercial locations (T1, DS3, Metro Ethernet, etc.), video programming delivered through Internet protocol, and point-to-point wholesale transport services. Providing services of this nature requires a higher level of individualized circuit design to satisfy an individual customer’s complex and unique needs. Separating Lumos Networks from NTELOS will allow the management of Lumos Networks to focus on its business, without the need to consider the strategic direction of the other business.

•

Internal competition for capital and internal resources: Under the current corporate structure, the wireline business and wireless business compete for investment capital and share certain support services (e.g. information technology). The sharing of certain resources, financial or human, requires management to prioritize conflicting projects between the two organizations, which may hinder one organization or the other. In addition, certain operating system decisions are substantially made on an NTELOS consolidated company enterprise-wide basis. Thus, an operating group could be using a system or operating solution that does not provide all of the desired functionality, yet was deemed the best solution for the consolidated company. Through the separation of Lumos Networks from NTELOS, management of Lumos Networks will be able to evaluate the needs of its individual organization and deploy resources in the most efficient and effective manner.

•

Creating opportunities to more efficiently develop and finance expansion plans. NTELOS’s wireless business requires continued capital deployment to support the demand for enhanced network coverage along with an increasing demand for capacity on its data network. In addition, anticipated technology changes will require upgrades to compete with national carriers that have already commenced upgrading their networks to new technologies. Lumos Networks’ business is also facing increased demand for broadband data and high-speed connectivity that will require capacity and continued fiber-optic network build-out to bring network connectivity to regional enterprises, wireless carriers and other customers. Separating Lumos Networks from NTELOS will permit Lumos Networks to develop financing strategies and capital structures designed to better meet the underlying fundamentals of its business and the industry in which it operates.

Moreover, the Separation may provide both NTELOS and Lumos Networks with greater flexibility in raising capital and responding to strategic opportunities, including potential future acquisitions and alliances, while avoiding competing demands for capital. Separately, Lumos Networks’ risk profile can be evaluated and the appropriate leverage for its business plans and risks can be optimized.

Subject to the limitations imposed on us in the tax matters agreement that we will enter into with NTELOS, we may, in the future, seek to selectively acquire companies or pursue other opportunities that offer a strategic fit with our existing business. This may include the acquisition of companies or operating assets that could help us further penetrate or broaden our target markets, increase the breadth of our products and service offerings or strengthen our marketing efforts.

Additionally, Lumos Networks’ ability to offer stock in a separate wireline company to a seller as consideration in an acquisition should be appealing to those selling stockholders who have a preference for stock consideration over cash consideration. Prospective stand-alone wireline sellers should find the separate Lumos Networks stock easier to understand and evaluate than the current NTELOS stock.

•

Creating separate companies that have different financial characteristics, which may appeal to different investor bases. The wireline and wireless businesses operate primarily in different functional areas of the communications industry, have different operational, growth and financial characteristics, and expect to have dividend policies that meet their individual needs. Establishing independent “pure-play” companies will allow investors to make separate investment decisions with respect to Lumos Networks and NTELOS’s respective businesses. Investment in one or the other company may appeal to investors with different goals, interests and risk tolerance thresholds.

•

Creating more effective management incentives tied to the relevant company’s performance. Stock-based compensation and other performance-based incentive awards granted to employees of Lumos Networks following the Distribution will be tied directly to the performance of the company for which the employees work, thereby providing the employees incentives more closely linked to Lumos Networks’ specific performance goals. It is also anticipated that equity-based compensation arrangements tied more closely to the performance of Lumos Networks should improve its ability to attract, retain and motivate qualified personnel.

•

Allowing each company to separately pursue the regulatory strategies that best suit its long-term interests. The wireline and wireless industries are largely subject to differing regulatory regimes and may have differing perspectives on key regulatory issues, including intercarrier compensation, Universal Service funding eligibility, and pricing of special access services used for backhaul. The Separation will generally allow Lumos Networks to adopt more focused strategies and communicate those strategies more clearly to regulators and the marketplace.

State and federal regulators impose restrictions, oversight and reporting obligations on transactions and shared services between the wireline and wireless business units of NTELOS. The separation of the wireline business will create an “arms length” relationship between the businesses and, in the long term, remove affiliated interest obligations and compliance requirements.

NTELOS’s board of directors also considered a number of other factors in evaluating the Separation, including the one-time and on-going costs of the Separation; the impact on our business of incurring $340 million of new indebtedness; the possibility that we may experience disruptions in our business as a result of the Separation; considerations associated with the launch of a new brand; that the decreased operational diversity of the separated companies may increase certain company-specific risks; the limitations placed on us as a result of the tax matters and other agreements that we are entering into with NTELOS in connection with the Separation; the risk that the combined trading prices of our common stock and NTELOS common stock after the Distribution may be lower than the trading price of NTELOS common stock before the Distribution; certain of our officers and directors may have conflicts of interest; and the Separation may expose the companies to potential negative implications of regulatory review. NTELOS’s board of directors concluded that the potential benefits of the Separation outweighed these factors.

Questions and Answers about the Separation

Q:	Why am I receiving this document?

A:

NTELOS is delivering this document to you because you were a holder of NTELOS common stock on the record date for the Distribution of our shares of common stock. Accordingly, you are entitled to receive one share of our common stock for every one share of NTELOS common stock that you held on the record date after giving effect to a one-for-two reverse stock split that NTELOS

Holdings Corp. will implement immediately prior to the distribution. The following table illustrates the number of shares of Lumos Networks common stock you would receive based on the number of shares of NTELOS common stock held, the dividend ratio of 1:1 and the reverse stock split ratio of 1:2.

Number of shares of NTELOS common stock held before reverse stock split	Number of shares of NTELOS common stock held following reverse stock split	Number of shares of Lumos Networks common stock to be received
20	10	10
100	50	50
200	100	100
500	250	250
2,000	1,000	1,000

After the Distribution, many of our stockholders may hold odd lots, or blocks not evenly divisible by 100, of our shares. A stockholder selling an odd lot may be required to pay a higher commission rate than a stockholder selling round lots or blocks of 100 shares.

No action is required for you to participate in the Distribution.

Q:	What is the Separation?

A:	The Separation is the overall transaction of separating our company from NTELOS, which involves three general steps. First, NTELOS will transfer to us assets consisting primarily of NTELOS’s incumbent local communications operating segment and competitive communications operating segment. In exchange for, and as a condition to, the transfer of assets by NTELOS and assumption by us of certain liabilities, NTELOS will receive all of the shares of common stock of our company. Additionally, in connection with the Separation, we will incur $340 million in new indebtedness which we will use to fund a working capital cash reserve and pay $315 million to NTELOS Inc., a subsidiary of NTELOS, (i) to settle with cash the intercompany debt owed to NTELOS Inc. as of the distribution date ($166 million as of June 30, 2011 on a pro forma basis) and, with the balance, (ii) to fund a mandatory repayment on NTELOS Inc.’s credit facility that is triggered by the Separation, which will reduce NTELOS’s consolidated indebtedness. Finally, NTELOS will distribute pro rata to its stockholders all of our shares of common stock and will not retain any of our shares. We refer to this last step as the Distribution.

As a result of the Separation, we will become a separate public company, although we will continue to have a number of significant commercial arrangements with NTELOS. The commercial agreements that we are entering into with NTELOS have terms that generally extend from two to five years and, in certain circumstances, may be terminated earlier by us or NTELOS. See “Risk Factors—Risk Factors relating to the Separation—The agreements that we are entering into with NTELOS may involve, or may appear to involve, conflicts of interest” and “Agreements with NTELOS.”

In addition, following the Separation, NTELOS will provide specified services to us with respect to several support functions on a transitional basis for up to two years. We will need to replicate certain facilities, systems, infrastructure and personnel to which we will no longer have access after the transition period following our separation from NTELOS. We will incur capital and other costs associated with developing and implementing our own support functions in these areas. These initiatives will result in additional costs to implement, although we do not expect these additional costs to be material. These initiatives also will put additional demands on our management, employees and resources. See “Risk Factors—Risk Factors Relating to the

Separation—We have no history operating as a separate public company on which you can evaluate our business strategy” and “—Our future financial performance may be worse than the performance reflected in our historical financial information included in this information statement.” We will also provide specified support services to NTELOS on a transitional basis for up to two years. See “Risk Factors—Risk Factors Relating to the Separation—Our profitability may be adversely affected when revenues for certain support functions that we will provide to NTELOS on a transitional basis following the Separation cease.”

Q:	What is Lumos Networks and why is NTELOS separating Lumos Networks’ business and distributing its stock?

A:	We are a new company that will own the incumbent local communications and competitive communications operations conducted by NTELOS and reported as its Competitive Wireline and RLEC segments in its financial statements. The Separation results in two separate companies that will be better positioned to leverage their distinct competitive strengths, manage their operations and capital investments, pursue growth strategies and enhance stockholder value. We believe the Separation will present the opportunity for enhanced performance of each of the two companies.

NTELOS’s board of directors has determined that the Separation is in the best interests of NTELOS and its stockholders. The following potential benefits were considered by NTELOS’s board of directors in making the determination to effect the Separation:

•	Allowing each company to separately pursue the business strategies that best suit its long-term interests and, by doing so, address growing competitive pressures;

•	Creating opportunities to more efficiently develop and finance expansion plans;

•	Creating separate companies that have different financial characteristics may appeal to different investor bases;

•	Creating more effective management incentives tied to the relevant company’s performance; and

•	Allowing each company to separately pursue the regulatory strategies that best suit its long-term interests.

For a further explanation of the reasons for the Separation and more information about our business, see “The Separation—Reasons for the Separation” and “Business.”

Q:	What sort of challenges will Lumos Networks face as a separate company?

A:	We will continue to be a regionally focused, facilities-based competitive wireline communications provider and an RLEC and as such, we will continue to face many of the same challenges that we have historically faced, including: continuing loss of access lines due to increasing competition from wireless carriers; increasing competition from cable operators providing high-speed Internet services, which can be used as a platform to support voice services utilizing Voice over Internet Protocol, or VoIP, technology; intensifying competition as a result of the entrance of new competitors in our markets and the rapid development of new technologies, products and services; decreases in intercarrier compensation payments; and significant regulation from federal, state and local authorities and regulatory uncertainty.

As a separate public company, we will no longer have the resources of NTELOS behind us. As described above, we will incur capital and other costs associated with developing and implementing our own support functions. We will incur costs as a result of changes that we expect in our structure, personnel needs, financing and operations. In addition, following the Separation, we will have $340 million of total indebtedness outstanding that we will incur to settle certain intercompany obligations to NTELOS and to fund a mandatory repayment on its credit facility.

See “Risk Factors—Risk Factors Relating to the Separation” and “—Risk Factors Relating to Our Business.”

Q:	Why is Lumos Networks making a cash distribution to NTELOS of $315 million?

A:	In connection with, and as a further condition to the Separation, we will (i) settle with cash intercompany debt owed to NTELOS Inc., a subsidiary of NTELOS Holdings Corp. as of the distribution date ($166 million as of June 30, 2011 on a pro forma basis), and (ii) fund a mandatory repayment on NTELOS Inc.’s credit facility. The amount of indebtedness that we will have immediately following the Separation was determined based on a review of the capital structure of other RLECs and competitive wireline telecommunication companies and in consideration of our expected cash flow generating ability and regulatory considerations. See “Risk Factors—Risk Factors Relating to the Separation— Following the Separation, we will have substantial indebtedness, which could restrict our ability to pay dividends and have a negative impact on our financing options and liquidity position” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity.”

Q:	How does my ownership in NTELOS change as a result of the Distribution and the NTELOS reverse stock split?

A:	The number of shares of NTELOS common stock that you own will not change as a result of the Distribution. However, the NTELOS board of directors has the authority to declare a reverse stock split, as approved by the NTELOS stockholders at the NTELOS 2011 Annual Meeting of Stockholders held on May 10, 2011. This reverse stock split, if declared, would be in the range of 1-for-2 to 1-for-2.5. On September [—], 2011, the NTELOS board of directors authorized NTELOS to implement the reverse stock split at a ratio of one-for-two immediately prior to the Distribution. After the Distribution, you will also own shares of our common stock.

For example, for every two shares of NTELOS common stock that you own prior to the Separation and the one-for-two reverse stock split, you will own one share of NTELOS common stock and one share of our common stock immediately following the Separation. Each share of NTELOS common stock and our common stock that you own following the NTELOS reverse stock split and the Separation will be entitled to one vote per share. Holders will receive cash in lieu of any fractional shares of NTELOS common stock resulting from the reverse stock split and our shares of common stock following the Distribution.

Q:	What is the record date for the Distribution?

A:	The record date is September [—], 2011, and ownership will be determined as of the close of business on that date. When we refer to the “record date,” we are referring to that time and date.

Q:	When will the Distribution occur?

A:	Shares of our common stock will be distributed following September [—], 2011. We refer to this date as the distribution date.

Q:	What do I have to do to participate in the Distribution?

A:	Nothing. Stockholders of NTELOS common stock on the record date are not required to pay any cash or deliver any other consideration, including any shares of NTELOS common stock, for the shares of our common stock to be distributed to them.

Q:	How will shares of Lumos Networks common stock be distributed to me?

A:	If you were a holder of shares of NTELOS common stock on the record date, you will receive shares of our common stock in book-entry form. We will not issue physical stock certificates, even if requested. Record stockholders will receive an account statement and additional information from the transfer agent shortly after the distribution date. Beneficial holders will receive information from their brokerage firm or other nominee. See “The Separation—When and How You Will Receive our Common Stock.”

Q:	If I sell my shares of NTELOS common stock before the distribution date, will I still be entitled to receive shares of Lumos Networks common stock in the Distribution with respect to the shares of NTELOS common stock that I sold?

A:	Beginning on or shortly before the record date and continuing until the distribution date, we expect that there will be two markets in NTELOS common stock on The NASDAQ Stock Market LLC: a “regular way” market and an “ex-Distribution” market. Shares of NTELOS common stock that trade on the regular way market trade will have an entitlement to shares of our common stock to be distributed in the Distribution. Shares that trade on the ex-Distribution market will trade without an entitlement to shares of our common stock to be distributed in the Distribution, so that holders who sell shares ex-Distribution will be entitled to receive shares of our common stock even though they have sold their shares of NTELOS common stock after the record date. Therefore, if you owned shares of NTELOS common stock on the record date and sell those shares on the regular way market before the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the Distribution. If you sell those shares of NTELOS common stock on the ex-distribution market before the distribution date, you will still receive the shares of our common stock attributable to the shares of NTELOS common stock that you sold.

Q:	How will Lumos Networks common stock trade?

A:	Our common stock will be listed on The NASDAQ Stock Market LLC under the symbol “LMOS.” We expect that on or following the record date, trading of shares of our common stock will begin on a “when issued” basis. When issued trading refers to a sale or purchase made conditionally because the security has been authorized but has not yet been issued. The when issued trading market is a market for shares of our common stock that will be distributed to NTELOS stockholders on the distribution date. If you owned shares of NTELOS common stock on the record date and did not sell those shares in the regular way market, then you may trade your entitlement to shares of our common stock, without the shares of NTELOS common stock you own, on the when issued trading market. On the first trading day following the distribution date, we expect that when issued trading with respect to our common stock will end and regular way trading will begin. We expect that any when issued trades of our common stock will settle within three trading days after the distribution date. When issued trading is expected to be under the trading symbol “LMOSV,” which is different from our regular way trading symbol. See “The Separation—Trading Between the Record Date and Distribution Date.”

Q:	How can I sell my Lumos Networks shares after the Distribution?

A:	If you are a record holder of our shares after the distribution date, you can request the sale of all or a portion of your book-entry shares or request a transfer of your shares of our common stock to a brokerage or other account through Computershare Trust Company, NA by contacting Computershare at P.O. Box 43078, Providence, Rhode Island 02940 or by telephone at (877) 373-6374. The fees and commissions will be deducted from the sale proceeds and a check for the net proceeds will be mailed to you.

If you hold your shares through a brokerage account, you should contact your broker if you wish to sell your shares.

Q:	How will fractional shares be treated in the Distribution?

A:	Fractional shares of our common stock will not be issued. If you would be entitled to receive a fractional share of our common stock in the Distribution, you will instead receive a cash payment with respect to the fractional share. For an explanation of how the cash payments for fractional shares will be determined, see “The Separation—Treatment of Fractional Shares.”

Q:	What are the U.S. federal income tax consequences of the Distribution?

A:	It is a condition to the Distribution that, prior to effecting any portion of the Distribution, NTELOS receive, and it continue to be effective, a private letter ruling, which we refer to as the IRS ruling, from the Internal Revenue Service, or IRS, regarding the qualification of the Distribution, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. NTELOS has requested and expects to receive the IRS ruling from the IRS. It is also a condition to the Distribution that, prior to effecting any portion of the Distribution, NTELOS receive an opinion of counsel from Troutman Sanders LLP in form and substance satisfactory to the NTELOS Board of Directors, regarding the qualification of the Distribution, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. The receipt and continued effectiveness of each of the IRS ruling and the opinion are separate conditions to the Distribution, either of which may be waived by NTELOS in its sole discretion. Any cash payments made instead of fractional shares will generally be taxable to you. If the IRS were to determine, notwithstanding the IRS ruling and the opinion of Troutman Sanders LLP, that the Distribution was a taxable transaction to NTELOS, in certain circumstances, we would be required to indemnify NTELOS against such taxes. See the tax-related risk factors under “Risk Factors—Risk Factors Relating to the Separation” and “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:	Do I have appraisal rights?

A:	No. Holders of NTELOS common stock have no appraisal rights in connection with the Separation.

Q:	Who is the transfer agent for Lumos Networks common stock?

A:	The transfer agent for our common stock is Computershare Trust Company, NA. The transfer agent’s address is P.O. Box 43078, Providence, Rhode Island 02940 and the telephone number is (877) 373-6374. Please contact the transfer agent with any questions about the Distribution or if you need any additional information.

Summary of the Separation and Distribution

Our principal executive offices are located at 401 Spring Lane Plaza, Waynesboro, Virginia 22980 and our main telephone number is (540) 946-3500. We were incorporated in Delaware on February 16, 2011.

Assets and Liabilities Transferred to Lumos Networks	On or before the distribution date, we will enter into a separation and distribution agreement with NTELOS that will contain the key provisions relating to the separation of our business from NTELOS and the distribution of our shares of common stock. The separation and distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by NTELOS in the Separation and describes when and how these transfers, assumptions and assignments will occur. See “Agreements with NTELOS—Separation and Distribution Agreement.”

Relationship with NTELOS After	On or before the distribution date, we will also enter into agreements with NTELOS to define the initial relationship between

the Separation	NTELOS and us with respect to a number of services that will be provided. We are entering into commercial service agreements with NTELOS pursuant to which we will purchase certain wireless services and lease facility space from NTELOS to support our business. Additionally, NTELOS will lease facility space, purchase high capacity circuits and other services from us. The commercial service agreements that we are entering into with NTELOS have terms that generally extend from two to five years and, in certain circumstances, may be terminated earlier by us or NTELOS.

We will also enter into a transition services agreement under which we and NTELOS will provide each other certain services on an interim basis.

We will also enter into an employee matters agreement which will generally provide for our employees to continue to participate in employee benefit plans that are substantially comparable to that provided to NTELOS employees before the Separation. The employee matters agreement will also provide rules for converting options and restricted stock awards granted under NTELOS’s equity compensation programs for our employees and the remaining NTELOS employees.

We and NTELOS will also enter into a tax matters agreement providing for the sharing of taxes incurred before and after the Distribution, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the Distribution to NTELOS.

See “Risk Factors—Risk Factors Relating to the Separation—The agreements that we are entering into with NTELOS may involve, or may appear to involve, conflicts of interest” and “—We may have been able to receive better terms from unaffiliated third-parties than the terms provided in our agreements with NTELOS.” See also “Agreements with NTELOS.”

Management of Lumos Networks

In connection with the Separation, we will establish a board consisting of eight initial directors. Six of these directors currently serve on the NTELOS board of directors and three of these six directors will continue to serve on the NTELOS board of directors following the Separation. After the initial term, directors will be elected each year at our annual meeting of stockholders. See “Management—Board of Directors Following the Separation.”

NTELOS’s Chief Executive Officer James A. Hyde also will serve as our Chief Executive Officer for a transition period following the Separation. While the length of this transition period has not been determined, it is currently expected to last not more than six months. NTELOS’s Executive Vice President, Chief Financial Officer, Treasurer and Secretary, Michael B. Moneymaker, will serve as our President and Chief Financial Officer. It is expected that Mr. Moneymaker will be the successor to Mr. Hyde as our Chief Executive Officer and NTELOS’s Senior Vice President, Legal and Regulatory Affairs, Mary McDermott will become our Senior Vice President, Legal and Regulatory Affairs. NTELOS’s

Executive Vice President, President of Wireline, Frank L. Berry, will become our Chief Operating Officer. Additionally, David J. Keller, NTELOS’s Senior Vice President – Wireline Sales and Customer Care, and Kenneth R. Boward, NTELOS’s Vice President, Accounting and Corporate Controller, will join our executive officer team as Senior Vice Presidents. See “Management—Executive Officers Following the Separation.”

Debt	We have entered into a senior secured credit facility with certain financial institutions under which we will borrow $340 million in new indebtedness as of the distribution date. Funding under these credit facilities is conditioned on the occurrence of the Separation. On the distribution date we will use this new debt to fund a working capital cash reserve and pay $315 million to NTELOS Inc., a subsidiary of NTELOS, (i) to settle with cash the intercompany debt owed to NTELOS Inc. as of the distribution date ($166 million as of June 30, 2011 on a pro forma basis) and, with the balance, (ii) to fund a mandatory repayment on NTELOS Inc.’s credit facility resulting from the Separation.

Our incurrence of the new indebtedness and the related transfers to NTELOS are conditions to the completion of the Separation. The senior secured credit facility also provides a revolving credit arrangement to satisfy other financing needs. The terms of our credit facility include customary covenants that, among other things, will require us to satisfy certain financial tests, maintain certain financial ratios, including a maximum permitted leverage ratio and a minimum interest coverage ratio, restrict our ability to create liens, which could limit our ability to incur additional indebtedness, restrict our use of excess cash flows, depending on our leverage ratio, and restrict the ability of our subsidiaries to incur additional indebtedness. To the extent permitted, we may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity.” See also “Risk Factors—Risk Factors Relating to the Separation—Following the Separation, we will have substantial indebtedness, which could restrict our ability to pay dividends and have a negative impact on our financing options and liquidity position,” “—Our senior secured credit facility will impose operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions” and “—Risk Factors Relating to our Business—Our capital raising may adversely affect holders of our common stock by increasing our leverage and reducing our credit ratings.”

Timeline of Key Events Related to the Separation	Before the Distribution Date: • We will receive all required federal and state regulatory approvals.

• We will receive a private letter ruling from the IRS regarding the qualification of the Separation, together with certain related transactions, as transactions that are generally tax free for U.S.

federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code.

• The NTELOS board of directors will determine the record date for the dividend of our common stock to NTELOS stockholders, declare that dividend and determine the Distribution ratio.

• Our common stock is expected to begin trading on a “when issued” basis on the second trading day before the record date for the Separation.

• NTELOS, as our sole stockholder, will:

• elect our board of directors; • approve our adoption of certain benefit plans; and • approve various actions related to the Separation as described in this information statement.

• Our board of directors will approve:

• the adoption of certain benefit plans; • our corporate governance documents and policies; and • various actions related to the Separation as described in this information statement.

•       The Securities and Exchange Commission, or the SEC, will declare effective under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, the registration statement of which this information statement is a part.

• NTELOS will mail this information statement to its stockholders. • We will enter into a senior secured credit facility, which will be effective as of the distribution date.

On or Before the Distribution Date:

• We will have entered into numerous agreements with NTELOS, including:

•    the separation and distribution agreement;

•    the transition services agreement;

•    the employee matters agreement;

•    the commercial service agreements;

•    the tax matters agreement; and

•    the intellectual property agreements.

On the Distribution Date:

• NTELOS will receive an opinion of counsel as to the tax-free nature of, among other things, the Distribution (to the extent not addressed by the IRS in the private letter ruling expected to be received by NTELOS).

•       NTELOS will transfer to us assets consisting primarily of NTELOS’s rural incumbent local communications and wireline competitive communications operations.

•       In exchange for, and as a condition to, NTELOS’s transfer to us of the assets and our assumption of certain liabilities, we will issue to NTELOS shares of our common stock

•       We will pay $315 million to NTELOS Inc., a subsidiary of NTELOS, (i) to settle with cash the intercompany debt owed to NTELOS Inc. as of the distribution date ($166 million as of June 30, 2011 on a pro forma basis) and, with the balance, (ii) to fund a mandatory repayment on NTELOS Inc.’s credit facility resulting from the Separation.

•       Immediately prior to the Distribution, NTELOS will effectuate a one-for-two reverse stock split of its shares of common stock.

•       NTELOS will distribute its shares of our common stock pro rata to all of its stockholders of record as of the record date.

Following the Distribution Date:

•      We expect that our common stock will begin trading on The NASDAQ Stock Market LLC on a regular way basis under the symbol “LMOS” on the first trading day following the distribution date.

•       We will operate as a separate public company.

Dividend Policy	Following the Separation, we expect to pay a regular quarterly dividend. Following the one-for-two reverse stock split, in November 2011, we are currently expected to declare a dividend at the initial rate of $0.14 per share per quarter, payable in January 2012. All final decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our board deems relevant. See “Dividend Policy.”

Certain Anti-takeover Effects	Provisions expected to be included in our certificate of incorporation and bylaws and certain provisions of Delaware law may have the effect of making it more difficult for a potential acquirer to obtain control of our company in a transaction not approved by our board of directors. In addition, the level of stock ownership of Quadrangle Capital Partners LLP and its affiliates and their representation on our board of directors may also deter a change of control of our company. Moreover, certain provisions of the tax matters agreement that we will enter into with NTELOS in connection with the Separation could discourage potential acquisition proposals. See “Risk Factors—Risk Factors Relating to Ownership of our Common Stock—Anti-takeover provisions of our certificate of incorporation and bylaws, the terms of our separation from NTELOS and certain provisions of Delaware law could delay or prevent a change of control that you may favor,” “— Quadrangle Capital Partners LLP and certain of its affiliates, collectively “Quadrangle” or “Quadrangle Entities”, continue to have significant influence over our business and could delay, deter or prevent a change of control, change in management or business combination that may not be beneficial to our stockholders and as a result, may depress the market price of our stock” and “Description of Our Capital Stock—Common Stock—Anti-Takeover Provisions” and “Agreements with NTELOS—Tax Matters Agreement.”

Risk Factors	You should review the risks relating to the Separation, our business and ownership of our common stock described in “Risk Factors.”

Selected Combined Financial Information

The selected combined financial information as of and for the years ended December 31, 2008, 2009 and 2010 has been derived from the audited combined financial statements and related notes thereto of Lumos Networks which is included herein. The selected combined financial information as of and for the years ended December 31, 2006 and 2007, as of and for the six months ended June 30, 2011 and for the six months ended June 30, 2010 has been derived from our unaudited combined financial statements which were prepared on the same basis as the aforementioned audited combined financial statements for 2008 through 2010.

	Lumos Networks
	For the Six Months Ended June 30,		For the Year Ended December 31,
(In thousands)	2011	2010	2010	2009	2008	2007	2006
Combined Statements of Operations Data:
Operating Revenues	$104,706	$69,398	$145,964	$130,595	$128,806	$126,075	$120,953
Operating Expenses
Cost of sales and services(1) (exclusive of items shown separately below)	39,422	21,537	46,407	40,158	38,857	37,490	34,596
Customer operations(1)	10,117	6,437	13,243	12,598	13,112	13,821	13,462
Corporate operations(1)(2)	7,320	5,582	13,809	8,582	10,836	11,588	11,082
Depreciation and amortization and accretion of asset retirement obligations	22,055	14,900	31,376	28,719	27,033	27,030	26,248

	78,914	48,456	104,835	90,057	89,838	89,929	85,388

Operating Income	25,792	20,942	41,129	40,538	38,968	36,146	35,565
Other Income (Expenses)
Interest expense(3)	(6,281)	(2,756)	(5,752)	(1,478)	(1,393)	(2,025)	(2,458)
Other income	7	16	43	105	97	192	1,826

	(6,274)	(2,740)	(5,709)	(1,373)	(1,296)	(1,833)	(632)

	19,518	18,202	35,420	39,165	37,672	34,313	34,933
Income Tax Expense	7,895	7,329	14,477	15,768	14,887	13,725	14,389

Net Income	11,623	10,873	20,943	23,397	22,785	20,588	20,544
Net (Income) Loss Attributable to Noncontrolling Interests	(85)	(78)	(119)	(39)	(48)	33	(28)

Net Income Attributable to Lumos Networks	$11,538	$10,795	$20,824	$23,358	$22,737	$20,621	$20,516

	As of June 30,	As of December 31,
(In thousands)	2011	2010	2009	2008	2007	2006
Balance Sheet Data:
Cash and cash equivalents	$469	$489	$3	$3	$15	$1
Property and equipment, net	295,526	273,856	203,239	158,829	141,550	133,892
Total assets	555,720	541,200	347,151	350,299	354,187	370,442
Total debt(4)	185,237	180,721	651	546	543	552
Equity attributable to Lumos Networks(5)	271,109	265,794	272,681	280,194	288,415	303,932
Dividend to NTELOS	$7,585	$29,240	$31,665	$31,540	$33,650	$32,290

(1)

We record equity-based compensation expense related to our share-based awards and our 401(k) matching contributions beginning June 1, 2009 and continuing thereafter. The following table shows the allocation of equity-based compensation expense to cost of sales and services, customer operations and corporate operations for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 and for the six months ended June 30, 2011 and 2010.

	For the Six Months Ended June 30,		For the Year Ended December 31,
(In thousands)	2011	2010	2010	2009	2008	2007	2006
Cost of sales and services	$196	$100	$230	$148	$59	$86	$170
Customer operations	236	137	297	143	99	128	227
Corporate operations	930	483	1,002	503	423	709	1,679

Equity-based compensation expense	$1,362	$720	$1,529	$794	$581	$923	$2,076

(2)

Corporate operations expense for 2010 and for the first six months of 2011 includes $3.0 million and $0.1 million, respectively, of charges representing legal and professional fees related to the acquisition of FiberNet (Note 2 to our audited combined financial statements included herein).

(3)

Interest expense for 2010 and 2011 increased significantly from prior years as a result of the Allegheny asset acquisition on December 31, 2009 and the FiberNet purchase on December 1, 2010 (Note 2 to our audited combined financial statements included herein) which were financed by intercompany borrowings from NTELOS Inc.

(4)

Of the total debt outstanding as of June 30, 2011 and December 31, 2010, $182.9 million and $178.6 million, respectively, represents a long-term obligation to NTELOS Inc. This obligation is reflected as a long-term obligation as there is no current maturity. However, we will settle this obligation with cash proceeds from a new long-term credit facility at consummation of the Separation.

(5)

The financial statements of Lumos Networks have been adjusted to reflect certain corporate expenses, including equity-based compensation expense, of NTELOS which were not previously allocated to the NTELOS segments (see Note 3 to the audited financial statements of Lumos Networks included herein). These adjustments have been reflected beginning January 1, 2006. Equity attributable to Lumos Networks has not been adjusted to reflect these corporate expenses for periods prior to January 1, 2006.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this information statement, in evaluating our company and our common stock. If any of the risks described below actually occurs, our business, financial results, financial condition and stock price could be materially adversely affected.

Risks Relating to Our Business

We may not realize the expected benefits of our acquisition of the FiberNet business because of integration difficulties and other significant challenges.

The expected benefits from our acquisition of the FiberNet business will depend, in part, on our ability to efficiently integrate the FiberNet business with our existing businesses. The integration process may be time-consuming. The difficulties of integrating the operations of the FiberNet business present a number of risks, including, but not limited to, risks of: incorrect assumptions regarding the future results of operations, expected cost reductions or other synergies expected to be realized as a result of the acquisition of the FiberNet business; failure to integrate the operations or management of operations or assets successfully and timely and to retain key personnel and customers; unforeseen regulatory requirements; diversion of management’s attention from existing operations or other priorities; and the assumption of or otherwise becoming subject to unanticipated liabilities, losses or costs.

The telecommunications industry is generally characterized by rapid development, introduction of new technologies, substantial regulatory changes and intense competition, any of which could cause us to suffer price reductions, customer losses, reduced operating margins and/or loss of market share.

The telecommunications industry has been, and we believe will continue to be, characterized by several trends, including the following:

•	rapid development and introduction of new technologies and services, such as VoIP, high speed data services, or other technologies;

•

substantial regulatory change due to the continuing efforts of the Federal Communications Commission, or FCC, to reform intercarrier compensation, to modify Universal Service Fund (“USF”) availability, and to limit availability of unbundled network element facilities, or UNEs, used by competitive local exchange carriers, or CLECs, under the Telecommunications Act of 1996;

•	increased competition within established markets from current and new market entrants that may provide competing or alternative services;

•	an increase in mergers and strategic alliances that allow one telecommunications provider to offer increased services or access wider geographic markets; and

•	the blurring of traditional dividing lines between, and the bundling of, different services, such as local telephone, long distance, wireless, video, data and Internet services.

We expect competition to intensify as a result of new competitors and the development of new technologies, products and services. Some or all of these trends may cause us to have to spend significantly more in capital expenditures than we currently anticipate in order to keep existing and to attract new customers. Many of our voice and data competitors, such as cable providers, wireless service providers, Internet access providers and long distance carriers have brand recognition, a national presence and financial, personnel, marketing and other resources that are significantly greater than ours. In addition, due to consolidation and strategic alliances within the telecommunications industry, we cannot predict the number of competitors that will emerge, especially as a result of existing or new federal and state regulatory or legislative actions. Such increased competition from existing and new entities could lead to price reductions, loss of customers, reduced operating margins and/or loss of market share.

As competition develops and technology evolves, federal and state regulation of the telecommunications industry continues to change rapidly. We anticipate that this state of regulatory flux will persist in the future, as the FCC and state regulators respond to competitive, technological, and legislative developments by modifying their existing regulations or adopting new ones.

Taken together or individually, new or changed regulatory requirements affecting any or all of the local and long distance industries may harm our business and restrict the manner in which we operate our business. The enactment of adverse regulation or regulatory requirements may slow our growth and have a material adverse effect upon our business, results of operations and financial condition. The FCC has active proceedings addressing access and other intercarrier payments. Pursuant to legislation passed in 2010 by the Virginia General Assembly, the Virginia State Corporation Commission is conducting a proceeding to reduce the intrastate access charges of Virginia incumbent local exchange carriers by eliminating the carrier common line charge. Further intercarrier compensation reform could result in significant decreases in the access charge revenues received by our rural telephone companies. Future reductions in access revenues will directly affect our profitability and cash flows. While we expect that the FCC would allow these changes to occur over some transition period and would permit our rural telephone companies to offset the impact of reduced revenues with increased subscriber line charges and potentially some USF-type funding, it is unknown whether all or only a portion of the access revenues would be so recovered. The market may constrain our ability to raise rates even if regulators permit such increases. We cannot assure you that changes in current or future regulations adopted by the FCC or state regulators, or other legislative, administrative or judicial initiatives relating to the communications industry, would not have a material adverse effect on our business, results of operations and financial condition. In addition, pending congressional legislative efforts to reform the Telecommunications Act may cause major industry and regulatory changes that are difficult to predict.

Adverse economic conditions may harm our business.

Economic conditions may not improve or may decline further for the foreseeable future. Unfavorable economic conditions, including the recession and recent disruptions to the credit and financial markets, could cause customers to slow spending. If demand for our services decreases, our revenues would be adversely affected and churn may increase. In addition, during challenging economic times our customers may face issues gaining timely access to sufficient credit, which may impair the ability of our customers to pay for services they have purchased. Any of the above could have a material effect on our business, financial position, results of operations and cash flows.

We are also susceptible to risks associated with the potential financial instability of the vendors and third parties on which we rely to provide services or to which we outsource certain functions. The same economic conditions that may affect our customers could also adversely affect vendors and third parties and lead to significant increases in prices, reduction in quality or the bankruptcy of our vendors or third parties upon which we rely. Any interruption in the services provided by our vendors or by third parties could adversely affect our business, financial position, results of operating and cash flows.

Any significant impairment of our goodwill or intangible assets would lead to a decrease in our assets and a reduction in net operating performance.

As of June 30, 2011, we had goodwill and other intangible assets of approximately $224 million (approximately 40% of total assets), inclusive of approximately $112 million of goodwill and other intangibles related to FiberNet. If there are regulatory or operating changes to our business, we may be forced to record an impairment charge, which would lead to a decrease in the company’s assets and reduction in net income. We test goodwill and other indefinite lived intangible assets for impairment annually or whenever events or changes in circumstances indicate an impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record an impairment charge for the difference between the carrying value of the goodwill or indefinite lived intangible asset and the implied fair value of the asset in the period in which the determination is made. The testing of goodwill and indefinite lived intangible assets for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in underlying business operations, future reporting unit operating performance, existing or new product market acceptance, changes in competition or changes in technologies. Any changes in key assumptions, or actual performance compared with those assumptions, about our business and our future prospects or other assumptions could affect the fair value of one or more of the indefinite-lived intangible assets or of the reporting units, resulting in an impairment charge.

Our rural local telephone company subsidiaries face substantial competition from competitors that are less heavily regulated than we are, which could increase our expenses or force us to lower prices, causing our revenues and operating results to decline.

As the rural local telephone companies for the western Virginia cities of Waynesboro and Covington, and portions of Alleghany, Augusta and Botetourt Counties, Virginia, we currently compete with a number of different providers, many of which are unregulated or less heavily regulated than we are. Our rural telephone company subsidiaries qualify as rural local telephone companies under the Telecommunications Act and are, therefore, exempt from many of the most burdensome obligations of the Telecommunications Act, such as the obligation to sell unbundled elements of our network to our competitors at “forward-looking” prices that the Telecommunications Act places on larger carriers. Nevertheless, our rural telephone company subsidiaries face significant competition, particularly from competitors that do not need to rely on access to our network to reach their customers. For example, wireless providers and cable companies continue to increase their market share and pose a significant competitive risk to our business. Comcast has introduced wireline digital voice services to its cable customers in Charlottesville and other Virginia markets, including in Waynesboro and Augusta County in May 2008, and it may offer these services in our Botetourt County service area in the future. Shenandoah Telecommunications Company purchased the cable property overlapping our RLEC territory in Clifton Forge and Covington, Virginia and began offering digital voice and data services to its customers in these markets during 2010. Wireless carriers, including NTELOS, provide services used by a growing number of customers as a substitute for wireline voice services.

Wireless carriers, cable companies and other VoIP providers are able to compete with our rural telephone company subsidiaries even though the “rural exemption” under the Telecommunications Act is in place. If our rural exemption were removed, CLECs could more easily enter our rural telephone company subsidiaries’ markets. Moreover, the regulatory environment governing wireline local operations has been, and we believe will likely continue to be, very liberal in its approach to promoting competition and network access.

Consistent with the experience of other rural telephone companies, our rural telephone company subsidiaries have experienced a reduction in access lines caused by, among other things, wireless competition, cable competition and business customer migration from Centrex services to IP-based and other private branch exchange, or PBX, services using fewer lines. As penetration rates of these technologies increase in our markets, our revenues could decline. Our rural telephone company subsidiaries experienced a net loss of approximately 2,800 access lines in the year ended December 31, 2010, or 7.4% of our access lines served at the end of 2009. A continued net loss of access lines would impact our revenues and operating results.

Our rural telephone company subsidiaries are subject to several regulatory regimes and consequently face substantial regulatory burdens and uncertainties.

Many of our competitors are unregulated or less heavily regulated than we are. For example, VoIP technology is used to carry voice communications services over a broadband Internet connection. The FCC has ruled that VoIP services are jurisdictionally interstate and that some VoIP arrangements (those not using the Public Switched Telephone Network) are not subject to regulation as telephone services. In 2006, the FCC expanded the base of USF contributions by extending universal service contribution obligations to providers of VoIP service interconnected to the Public Switched Telephone Network. The

United States Supreme Court upheld the FCC’s ruling that cable broadband Internet services are not subject to common carrier telecommunications regulation. In addition, the Virginia State Corporation Commission, or SCC, imposes service quality obligations on our rural telephone company subsidiaries and requires us to adhere to prescribed service quality standards, but many of our competitors are not subject to these standards. These standards measure the performance of various aspects of our business. If we fail to meet these standards, the SCC may impose fines or penalties or take other actions that may impact our revenues or increase our costs. The FCC may also impose fines and forfeitures for failure to comply with FCC rules and requirements.

Regulatory developments at the FCC and the Virginia SCC could reduce revenues that our rural telephone company and Competitive subsidiaries receive from network access charges.

For the six months ended June 30, 2011 and the year ended December 31, 2010, approximately $13 million and $28 million, respectively, of our rural telephone company subsidiaries’ revenues came from network access charges, which are paid to us by long distance carriers for originating and terminating calls in the areas we serve. These revenues are highly profitable for us. The amount of access charge revenues that we receive is based on rates set by the FCC for interstate long distance calls and the SCC for intrastate long distance calls. Such access rates are subject to change. Our federal access rates are periodically reset by the FCC, and our interstate access rates were subject to a biennial reset on July 1, 2011, which resulted in a reduction of these rates. This rate reset is estimated to result in a $1.3 million reduction in revenue during the second half of 2011. The SCC is currently reducing our access rates to eliminate the Carrier Common Line Charge and could conduct further access reform proceedings or rate cases and earnings reviews, all of which could result in rate reductions. In addition, the Virginia General Assembly could pass legislation mandating intrastate access charge reductions.

The FCC has reformed and continues to reform the structure of the federal access charge system. The FCC has active proceedings addressing access and other intercarrier payments. On February 9, 2011, the FCC released a Notice of Proposed Rulemaking requesting comment on its proposal for a thorough overhaul of both the USF distribution mechanism and intercarrier compensation at the federal, state, and local leval. Under the FCC proposal, USF distribution would be shifted from voice to broadband. The FCC also proposes that access charges and local reciprocal compensation be reduced or eliminated entirely over time, and distinctions between interstate, intrastate and local traffic also be reduced or eliminated. Finally, the FCC also proposes to address on a faster track three pressing intercarrier compensation issues: phantom traffic, access charges for VoIP traffic, and access stimulation. On July 29, 2011, a coalition of large incumbent local exchange carriers, with the support of associations representing RLECs, filed a comprehensive plan for federal, state and local intercarrier compensation reform and Universal Service reform. On August 3, 2011, the FCC released a further notice in its proceeding seeking comment on this and other proposals. The FCC has stated its intention to act on this matter by the end of 2011.

Currently, VoIP providers generally do not pay us access charges for calls that originate or terminate on our network. Therefore, expanded use of VoIP technology could reduce the access or intercarrier revenues received by rural telephone companies like ours. The FCC has been considering the extent to which VoIP providers should be obligated to pay, or entitled to receive, access charges, and although we expect the FCC to address this issue as noted above, we cannot predict the timing or ultimate result of this proceeding. If VoIP providers continue not to pay access charges to us, our revenues and operating results could be adversely affected to the extent that users substitute VoIP calls for traditional wireline communications.

Regulatory developments at the FCC could reduce revenues that our rural telephone company subsidiaries receive from the federal Universal Service Fund or other fund allocations.

For the six months ended June 30, 2011 and the year ended December 31, 2010, we received approximately $2.6 million and $5.1 million, respectively, in payments from the federal Universal Service Fund in connection with our rural telephone company subsidiaries’ operations. Additionally, for the six months ended June 30, 2011 and the year ended December 31, 2010, we received approximately $1.2 million (net) and $2.9 million (net), respectively, from other National Exchange Carrier Association, or NECA, pool distributions to compensate us for a portion of our interstate costs. The FCC is examining its Universal Service Fund rules and may change the amount of Universal Service Fund support available to carriers. On July 29, 2011, a coalition of large incumbent local exchange carriers, with the support of associations representing RLECs, filed a comprehensive plan for federal, state and local intercarrier compensation reform and Universal Service reform. On August 3, 2011, the FCC released a further notice in its proceeding seeking comment on this and other proposals. The FCC has stated its intention to act on this matter by the end of 2011. The FCC may change its rules and reduce the amount of funding ultimately available to our rural telephone company subsidiaries as noted above. There can be no assurance that we will continue to receive the current level of Universal Service Fund revenues or NECA cost recovery in the future. Loss of Universal Service Fund revenues or NECA cost recovery could adversely affect our operating results.

Lumos Networks and other industry participants are frequently involved in disputes over issues that, if decided adversely to us, could harm our financial and operational prospects.

We anticipate that we will continue to be subject to risks associated with the resolution of various disputes, lawsuits, arbitrations and proceedings affecting our business. These issues include the administration and enforcement of existing interconnection agreements and tariffs, the terms of new interconnection agreements, operating performance obligations, intercarrier compensation, treatment of different categories of traffic (for example traffic terminating via wireless or VoIP), the jurisdiction of traffic for intercarrier compensation purposes. We also may be included in proceedings and arbitrations before state and regulatory commissions, private arbitration organizations, and courts over many issues that will be important to our financial and operation success. In addition, for the Competitive segment, we face potential disputes about facilities available, the prices we will pay for these services and facilities.

Our Competitive operations face substantial competition and uncertainty relating to their interconnection agreements with the ILEC networks (covering the markets outside our RLEC) we serve.

Our Competitive operations compete primarily with incumbent local exchange carriers, or ILECs, including Verizon, Frontier Communications Corporation (“Frontier”) and CenturyLink, and, to a lesser extent, CLECs, including Level 3, Zayo, KDL (which is being acquired by Windstream), PAETEC and Comcast, Cox and other cable companies. We will continue to face competition from other current and future market entrants.

We have interconnection agreements with the ILEC networks covering each market in which our Competitive operations serve. Based on customer growth and our assessment of growth opportunities in these markets, we purchase wholesale voice lines, data circuits and access to collocation facilities under these agreements. From time to time, we are required to negotiate amendments to, extensions of, or replacements for these agreements. Additionally, we may be required to negotiate new interconnection agreements in order to enter new markets in the future. We may not be able to successfully negotiate amendments to existing agreements, negotiate new interconnection agreements, renew our existing interconnection agreements, opt in to new agreements or successfully arbitrate replacement agreements for interconnection on terms and conditions acceptable to us. Our inability to do so would adversely affect our existing operations and opportunities to expand our Competitive business in existing and new markets. If rates became unfavorable or we could no longer access collocation facilities, we could be forced to alter our service delivery which could reduce our customer base. As the FCC modifies, changes and implements rules related to unbundling of ILEC network elements and collocation of competitive facilities at ILEC central offices, we generally have to renegotiate our interconnection agreements to implement those new or modified rules.

We may not be able to sustain our revenue and cash flow growth despite the investment in fiber routes and metro rings.

We must grow our business and revenue in order to generate sufficient cash flow to fund our operating requirements. We have pursued several growth initiatives including:

•	Increasing network investments in our core markets;

•	Upgrading and integrating network assets acquired from Allegheny Energy and FiberNet; and

•	Building fiber to wireless carrier cell sites.

Our ability to manage this expansion depends on many factors, including our ability to:

•	Continue to complete customer builds to meet customer demands;

•	Successfully train our sales force to adapt to evolutionary demand for advanced data services;

•	Accurately manage our capital expansion plans; and

•	Remain competitive with customer pricing and service expectations.

Our competitors have substantial business advantages over our Competitive operations, and we may not be able to compete successfully.

Verizon and other large ILECs such as Frontier and CenturyLink dominate the current market for business and consumer telecommunications services and have a virtual monopoly on telephone lines. These companies represent the dominant competition in much of our target service areas, and we expect this competition to intensify. The large ILECs have established brand names, can diversify their risks across markets nationwide, possess sufficient capital to upgrade existing and deploy new equipment, own their telephone lines and can bundle digital data services with their existing analog voice services and other services, such as long-distance, wireless and video services, to achieve economies of scale in serving customers. Moreover, the large ILECs are aggressively implementing “win-back” programs to regain access line customers lost to competitors and use bundled services to assist in those programs. We pose a competitive risk to the large ILECs that serve our Competitive markets and, as both our competitors and our suppliers, they have little motivation to respond in a timely manner to our requests or to assist in the enhancement of the services we provide to our Competitive customers.

We face substantial competition in our Internet and data services business and face regulatory uncertainty, each of which may adversely affect our business and results of operations.

We currently offer our Internet and data services in rural markets and face competition from other Internet and data service providers, including cable companies. The Internet industry is characterized by the absence of significant barriers to entry and rapid growth in Internet usage among customers. As a result, we expect that our competition will increase from market entrants offering high-speed data services, including DSL, cable and wireless access. Our competition includes cable modem services offered by cable providers; ILECs, such as Verizon, Frontier and CenturyLink in our Competitive territories; and local, regional and national ISPs, both wireline and wireless, including Zayo and KDL (which is being acquired by Windstream). In addition, wireless carriers are offering 3G and 4G services for internet access.

Many of our competitors have financial resources, corporate backing, customer bases, marketing programs and brand names that are greater than ours. Additionally, competitors may charge less than we do for Internet services, causing us to reduce, or preventing us from raising, our fees.

Our rights to the use of fiber that are part of our network may be affected by the ability to continue long term contracts and the financial stability of our Indefeasible Rights to Use fiber providers.

As of June 30, 2011, approximately 83% of our approximately 5,800 route-mile network is under long term leases or Indefeasible Rights to Use, or IRU, agreements that provide us access to fiber owned by other network providers. These agreements are generally long term and no such agreements are due to expire in 2011. Approximately 2% of the IRUs have terms that expire within the next five years. In these agreements, the network owner is responsible for network maintenance for which we pay such network owners. If our network provider under IRU agreements has financial troubles, it could adversely affect our costs, especially maintenance costs and ability to deliver service. We could also incur material expenses if we were required to relocate to alternative network assets.

If we cannot obtain and maintain necessary rights-of-way for our network, our operations may be interrupted and we would likely face increased costs.

We need to obtain and maintain the necessary rights-of-way for our network from governmental and quasi-governmental entities and third parties, such as railroads, utilities, state highway authorities, local governments, transit authorities and private landowners. We may not be successful in obtaining and maintaining these rights-of-way or obtaining them on acceptable terms. Some agreements relating to rights-of-way may be short-term or revocable at will, and we cannot be certain that we will continue to have access to existing rights-of-way after the governing agreements are terminated or expire. If any of our right-of-way agreements were terminated or could not be renewed, we may be forced to remove our network facilities from the affected areas, relocate or abandon our networks. This would interrupt our operations and force us to find alternative rights-of-way and make unexpected capital expenditures. In addition, our failure to maintain the necessary rights-of-way, franchises, easements, licenses and permits may result in an event of default under our credit agreement and may subject us to legal complaints or claims.

Losses or a decrease in usage from certain key customers may result in lower revenues or higher expenses.

We generated approximately 9% and 12% of our operating revenue from Verizon in the six months ended June 30, 2011 and the year ended December 31, 2010, respectively. In addition, we have substantial business relationships with seven other telecommunications carriers, including NTELOS. Carriers in the aggregate accounted for approximately 37% of our operating revenues for the six months ended June 30, 2011and approximately 44% of our operating revenues for the year ended December 31, 2010. If we were to lose Verizon or one of these other customers, our revenues would decline, which could have a material adverse effect on our business, financial condition and operating results.

We may require additional capital to respond to customer demand and to competition, and if we fail to raise the capital or fail to have continued access to the capital required to build out and operate our planned networks, we may experience a material adverse effect on our business.

We require additional capital to build out and operate our network and for general working capital needs. Our aggregate capital expenditures for 2010 were $40 million. For 2011 we estimate that our capital expenditures will be $53 million to $59 million including capital to support FiberNet of $18 million, approximately $6 million of which represent one-time integration costs. In addition, following the Separation, and after completing the transition onto our own information technology systems, we expect information technology capital expenditures to range from $2 million to $4 million on an annual basis which previously were recognized by NTELOS.

Because of our intensely competitive market, we may be required to expand the technical requirements of our network or to build out additional areas within our territories that could result in increased capital expenditures. Any such unplanned capital expenditures may adversely affect our business, financial condition and operating results.

We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we could fail to obtain sufficient quantities of the products and services we require to operate our businesses successfully.

We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, our subscriber growth and operating results could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us effectively to be locked into one or a few suppliers for key network components. As a result, we have become reliant upon a limited number of network equipment manufacturers, including Alcatel-Lucent, Cisco Systems, Inc. and others. If alternative suppliers and vendors become necessary, we may not be able to obtain satisfactory and timely replacement supplies on economically attractive terms, or at all.

A system failure could cause delays or interruptions of service, which could cause us to lose customers.

To be successful, we must provide our customers reliable network service. Some of the risks to our network and infrastructure include: physical damage to outside plant facilities; power surges or outages; software defects; human error; disruptions beyond our control, including disruptions caused by terrorist activities or severe weather; and failures in operational support systems.

Network disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and incur additional expenses.

We are dependent on third-party vendors for our information and billing systems. Any significant disruption in our relationship with these vendors could increase our cost and affect our operating efficiencies.

Sophisticated information and billing systems are vital to our ability to monitor and control costs, bill customers, process customer orders, provide customer service and achieve operating efficiencies. We currently rely on internal systems and third-party vendors to provide all of our information and processing systems. Some of our billing functions will be provided on a transitional basis by NTELOS. Some of our billing, customer service and management information systems have been developed by third parties and may not perform as anticipated or the third parties may experience interruptions or other problems delivering these systems. In addition, our plans for developing and implementing our information and billing systems rely to some extent on the delivery of products and services by third-party vendors. Our right to use these systems is dependent upon license agreements with third-party vendors. Some of these agreements are cancelable by the vendor, and the cancellation or nonrenewable nature of these agreements could impair our ability to process customer information and/or bill our customers. Since we rely on third-party vendors to provide some of these services, any switch in vendors could be costly and affect operating efficiencies.

If we fail to extend or renegotiate our collective bargaining agreements with our labor union when they expire, or if our unionized employees were to engage in a strike or other work stoppage, our business and operating results could be materially harmed.

We are a party to collective bargaining agreements with our labor union, which represents approximately 70 employees as of August 1, 2011. Although we believe that relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreements when they expire. If we fail to extend or renegotiate our collective bargaining agreements, if disputes with our union arise, or if our unionized workers engage in a strike or a work stoppage, we could experience a significant disruption of operations or incur higher ongoing labor costs, either of which could have an adverse effect to the business. Our collective bargaining agreement expires June 30, 2014.

If or when we lose a member or members of our senior management, our business may be adversely affected.

The success of our business is largely dependent on our senior management team, as well as on our ability to attract and retain other highly qualified technical and management personnel.

We believe that there is, and will continue to be, intense competition for qualified personnel in the telecommunications industry, and we cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. The unexpected loss of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our business, financial condition and operating results.

Unauthorized use of, or interference with, our network could disrupt service and increase our costs.

We may incur costs associated with the unauthorized use of our network including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraudulent use of our network may impact interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for fraudulent use.

Security breaches related to our physical facilities, computer networks, and informational databases may cause harm to our business and reputation and result in a loss of customers.

Our physical facilities and information systems may be vulnerable to physical break-ins, computer viruses, theft, attacks by hackers, or similar disruptive problems. If hackers gain improper access to our databases, they may be able to steal, publish, delete or modify confidential personal information concerning our subscribers. In addition, misuse of our customer information could result in more substantial harms perpetrated by third parties. This could damage our business and reputation, and result in a loss of customers.

Risk Factors Relating to the Separation

Our future financial performance may be worse than the performance reflected in our historical financial information included in this information statement.

The historical financial information we have included in this information statement does not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or be indicative of what our results of operations, financial position and cash flows may be in the future when we are an independent company. This is primarily a result of the following four factors:

•

Prior to the Separation, our business was operated by NTELOS as part of its broader corporate organization, rather than as an independent company. NTELOS or one of its affiliates performed various corporate functions for us, including, but not limited to, tax administration, treasury activities, accounting, information technology services, human resources, legal, ethics and compliance program administration, investor relations, certain governance functions (including internal audit) and external financial reporting. Our historical and pro forma financial statements reflect allocations of corporate expenses from NTELOS for these and similar functions. These allocations may be more or less than the comparable expenses we would have incurred had we operated as an independent, publicly-traded company;

•

Our historical financial information does not reflect the increased level of debt contemplated pursuant to this transaction and the related increase in interest expense (as shown on the pro forma contractual obligations table under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity”) that we will incur as part of the Separation;

•

Currently, our business is integrated with the other businesses of NTELOS. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we expect to enter into short-term transition agreements that will govern certain relationships between us and NTELOS after the Separation, those temporary arrangements may not capture all the benefits our businesses have enjoyed as a result of being integrated with the other businesses of NTELOS. The loss of some or all of these benefits could have an adverse effect on our business, results of operations and financial condition following the completion of the Separation; and

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operation as a company separate from NTELOS.

For these reasons, our future financial performance may be worse than the performance implied by the historical financial information we have presented in this information statement.

For additional information about the past financial performance of our business and the basis of the presentation of the historical combined financial statements, see “Selected Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information” and the historical combined financial statements and the accompanying notes included elsewhere in this information statement.

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from NTELOS.

As an independent, publicly-traded company, we believe that our business will benefit from, among other things, allowing us to pursue the business strategies that best suit our long-term interests, to more efficiently develop and finance expansion plans, to appeal to a different investor base, to create effective incentives for our management and employees that are more closely tied to our business performance and to effectively advocate with respect to regulatory matters without internal corporate conflict. However, by separating from NTELOS, we may be more susceptible to market fluctuation and other adverse events than if we were still a part of NTELOS. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. For example, it is possible that investors and securities analysts will not place a greater value on our business as an independent company than on our business as a part of NTELOS.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we will experience increased costs as a result of the Separation.

Following the completion of the Separation, NTELOS will be contractually obligated to provide to us only those transition services specified in the transition services agreement and the other agreements we enter into with NTELOS in connection with the Separation. NTELOS has historically performed many important corporate functions for our operations, including information technology support, customer bill printing and mailing services, treasury, accounting, finance and tax administration, human resources, legal, regulatory, public relations and strategic development functions. Following the Separation, NTELOS will provide support to us with respect to most of these functions. The expiration date of the transition services agreement varies by service provided, but is generally no longer than 24 months from the date of the Distribution. In addition, the transition services agreement contains provisions that permit either party to terminate the agreement in certain circumstances. For more information regarding the transition services agreement, see “Agreements with NTELOS—Transition Services Agreement.” We may be unable to replace in a timely manner or on comparable terms the services or other benefits that NTELOS previously provided to us. Upon the expiration or early termination of the transition services agreement or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third-parties, and we expect that, in some instances, we will incur higher costs to obtain such services than we incurred prior to the Separation or under the terms of such agreements. The amount and timing of when we incur such additional expenses may increase the variability of our earnings and cash flows after the Separation. If we are unable to lower other expenses or increase revenues, these additional expenses also will lower our earnings and our cash flows.

There may be an adverse operational impact on our business as a result of the significant time of our management and other employees and internal resources that will need to be dedicated to building these capabilities during the first few years following the Separation that otherwise would be available for other business initiatives and opportunities. If NTELOS does not effectively perform the transition services and the other services that are called for under the transition services agreement and other agreements, we may not be able to operate our business effectively and our profitability may decline. After the expiration or early termination of the transition services agreement and the other agreements, we may be unable to replace the services specified in such agreements in a timely manner or on comparable terms.

Similarly, we currently purchase a wide variety of products and services, including software licenses, from third-parties as part of NTELOS. We may experience some increased costs after the Separation as a result of our inability to continue to purchase products and services on terms that are as favorable to us as those obtained under these combined purchasing arrangements. Although we cannot predict the extent of any such increased costs, it is possible that such costs could have a negative impact on our business and results of operations.

Our separation from NTELOS could adversely affect our business and profitability due to our loss of NTELOS’s brand and reputation.

As a business unit of NTELOS, we have marketed our products and services using the “NTELOS” brand name and logo, and we believe the association with NTELOS has provided us with goodwill among our customers due to NTELOS’s regionally recognized brands and perceived high-quality products and services.

We may not be able to achieve or maintain comparable name recognition or status under our new brand, which could adversely affect our ability to attract and retain customers, resulting in reduced sales and revenues. We will also incur capital and other costs associated with launching and marketing our new brand.

We may have been able to receive better terms from unaffiliated third-parties than the terms provided in our agreements with NTELOS.

The agreements related to our separation from NTELOS, including the separation and distribution agreement, transition services agreement, commercial services agreements, intellectual property agreements, tax matters agreement, employee matters agreement and other agreements, were negotiated in the context of our separation from NTELOS while we were still part of NTELOS and, accordingly, may not reflect terms that would have been reached between unaffiliated parties. The terms of the agreements we negotiated in the context of our separation relate to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations between NTELOS and us as well as certain ongoing arrangements between NTELOS and us. Had these agreements been negotiated with unaffiliated third-parties, they might have been more favorable to us. Upon the expiration or early termination of these agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third-parties, and we expect that, in some instances, we will incur higher costs to obtain such services than we incurred prior to the Separation or under the terms of such agreements. The amount and timing of when we incur such additional expenses may increase the variability of our earnings and cash flows after the Separation. If we are unable to lower other expenses or increase revenues, these additional expenses also will lower our earnings and our cash flows. For more information, see the section entitled “Agreements with NTELOS” included elsewhere in this information statement.

If the Distribution does not qualify as a tax-free transaction, tax could be imposed on NTELOS stockholders.

It is a condition to the Distribution that, prior to effecting any portion of the Distribution, NTELOS receive, and it continue to be effective, the IRS ruling from the IRS regarding the qualification of the Distribution, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. NTELOS has requested and expects to receive the IRS ruling from the IRS. It is also a condition to the Distribution that, prior to effecting any portion of the Distribution, NTELOS receive an opinion of counsel from Troutman Sanders LLP in form and substance satisfactory to the NTELOS Board of Directors, regarding the qualification of the Distribution, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. The receipt and continued effectiveness of each of the IRS ruling and the opinion are separate conditions to the Distribution, either of which may be waived by NTELOS in its sole discretion. If the IRS ruling and the satisfactory opinion from counsel regarding the tax-free qualification of the Distribution cannot be obtained, NTELOS’s board of directors would consider not completing the Distribution. The IRS ruling and the opinion will rely on representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the IRS ruling nor the opinion will be valid if such representations, assumptions and undertakings were incorrect. Moreover, the IRS ruling will not address all the issues that are relevant to determining whether the Distribution will qualify for tax-free treatment. The issues not addressed by the IRS ruling consist primarily of issues on which the IRS customarily declines to rule. These issues are expected to be addressed by the opinion.

Notwithstanding the IRS ruling and the opinion, the IRS could determine that the Distribution should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings that were included in the request for the IRS ruling is false or has been violated or if it disagrees with the conclusions in the opinion that are not covered by the IRS ruling. If the Distribution fails to qualify for tax-free treatment, it will be treated as a taxable dividend to NTELOS stockholders in an amount equal to the fair market value of our common stock issued to NTELOS common stockholders.

If the Distribution does not qualify as a tax-free transaction, tax could be imposed on NTELOS and we may be required to indemnify NTELOS for such tax.

For the reasons described in the preceding risk factor, the Distribution may not be tax-free to NTELOS. In that event, NTELOS would be required to recognize gain in an amount up to the fair market value of our common stock that NTELOS distributes on the distribution date.

Furthermore, events subsequent to the Distribution could cause NTELOS to recognize gain on the Distribution. For example, under Code Section 355(e), even minimal acquisitions of either our equity securities or NTELOS’s equity securities that are deemed to be part of a plan or a series of related transactions that include the Distribution could cause NTELOS to recognize gain on the Distribution. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Under the tax matters agreement to be entered into between NTELOS and us, we will generally be required to indemnify NTELOS against any tax resulting from the Distribution to the extent that such tax resulted from any of the following events (among others): (1) an acquisition of all or a portion of our stock or assets, whether by merger or otherwise, (2) any negotiations, understandings, agreements or arrangements with respect to transactions or events that cause the Distribution to be treated as part of a plan pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in Lumos Networks, (3) certain other actions or failures to act by us, or (4) any breach by us of certain of our representations or undertakings. Our indemnification obligations to NTELOS and its subsidiaries, officers and directors are not limited by any maximum amount. See “Agreements with NTELOS—Tax Matters Agreement.”

We are agreeing to certain restrictions to preserve the tax-free treatment of the Distribution to NTELOS, which may reduce our strategic and operating flexibility.

To preserve the tax-free treatment to NTELOS of the Distribution, under the tax matters agreement that we will enter into with NTELOS, we are prohibited from taking or failing to take any action that prevents the Distribution and related transactions from being tax-free. Further, for the two-year period following the Distribution, we may be prohibited, except in specified circumstances, from: entering into any transaction resulting in the acquisition of 40% or more of our stock or 60% or more of our assets, whether by merger or otherwise; merging, consolidating or liquidating; issuing equity securities beyond certain thresholds; repurchasing our common stock; and ceasing to actively conduct the wireline business.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. For more information, see the sections entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” and “Agreements with NTELOS—Tax Matters Agreement.”

Following the Separation, we will have substantial indebtedness, which could restrict our ability to pay dividends and have a negative impact on our financing options and liquidity position.

Immediately prior to the Distribution, we will borrow $340 million under a senior secured credit facility with certain financial institutions and, in connection with the Separation, will fund a working capital cash reserve and will pay $315 million to NTELOS Inc., a subsidiary of NTELOS, (i) to settle with cash the intercompany debt owed to NTELOS Inc. as of the distribution date ($166 million as of June 30, 2011 on a pro forma basis) and, with the balance, (ii) to fund a mandatory repayment on NTELOS Inc.’s credit facility resulting from the Separation. We expect our new indebtedness will carry interest expense of approximately $14 million annually.

Our indebtedness could adversely affect our financial health and business and future operations by, among other things:

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increasing our vulnerability to adverse economic and industry conditions by making it more difficult for us to react quickly to changing conditions;

•	limiting our ability to obtain any additional financing we may need to operate, develop and expand our business;

•	requiring us to dedicate a substantial portion of any cash flows from operations to service our debt, which reduces the funds available for operations and future business opportunities;

•	potentially making us more highly leveraged than our competitors, which could potentially decrease our ability to compete in our industry;

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exposing us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and

•	limiting our flexibility in planning for, or reacting to, changes in our business, and the industry in which we operate.

The ability to make payments on our debt will depend upon our subsidiaries’ future operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If the cash flows from our subsidiaries’ operating activities are insufficient to service our debt obligations, we may take actions, such as delaying or reducing capital expenditures, reducing or eliminating our quarterly cash dividend, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner or at all.

Our senior secured credit facility will impose operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions.

Our senior secured credit facility will impose operating and financial restrictions on our subsidiaries. We anticipate that these restrictions will generally:

•	restrict our subsidiaries’ ability to incur additional indebtedness;

•	restrict our subsidiaries from entering into transactions with affiliates;

•	restrict our subsidiaries’ ability to consolidate, merge or sell all or substantially all of their assets;

•	impose financial covenants relating to the business of our subsidiaries, including leverage and interest coverage ratios;

•	require our subsidiaries to use a portion of “excess cash flow” (as will be defined in the debt agreement) to repay indebtedness if our leverage ratio exceeds specified levels;

•	restrict our subsidiaries’ ability to pay dividends or make advances to us, which will restrict our ability to pay dividends; and

•	restrict our subsidiaries’ ability to agree to liens on assets or agreements (such as leases).

We cannot assure you that those covenants will not adversely affect our ability to pay dividends or repurchase stock, finance our future operations or capital needs or pursue available business opportunities. A breach of any of these covenants could result in a default with respect to the senior secured credit facility. If a default occurs, our indebtedness under the senior secured credit facility could be declared immediately due and payable. As a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance our indebtedness, at or prior to maturity, or enter into additional agreements for senior indebtedness.

If interest rates increase, our net income could be negatively affected.

Our substantial debt will expose us to adverse changes in interest rates. We cannot predict whether interest rates for long term debt will increase, and thus, we cannot assure you that our future interest expense will not have a material adverse effect on our business, financial condition, operating results and cash flows.

The agreements that we are entering into with NTELOS may involve, or may appear to involve, conflicts of interest.

Because the Separation involves the separation of NTELOS’s existing businesses into two independent companies, we are entering into certain agreements with NTELOS to provide a framework for our initial relationship with NTELOS following the Separation. We have negotiated these agreements with NTELOS while we are still a wholly owned subsidiary of NTELOS. Accordingly, our executive officers and some of our directors were employees, officers or directors of NTELOS or its subsidiaries at the time of the negotiations and, as such, had an obligation to serve the interests of NTELOS and its subsidiaries. As a result, they could be viewed as having had a conflict of interest.

Until the Distribution occurs, NTELOS has the sole discretion to change the terms of the Distribution in ways which may be unfavorable to us.

Until the Distribution occurs, NTELOS will have the sole and absolute discretion to determine and change the terms of the Distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to us. In addition, NTELOS may decide at any time not to proceed with the Separation.

After the Separation, certain of our directors and officers may have actual or potential conflicts of interest because of their cross officerships, directorships and stock ownership.

We will continue to have overlap in directors and executive officers with NTELOS, which may lead to conflicting interests. At the time of the Separation, James A. Hyde, the Chief Executive Officer and President of NTELOS, will serve as our Chief Executive Officer for a transition period. Our board of directors will include Mr. Hyde and Quadrangle representatives who are members of the board of directors of NTELOS. Mr. Hyde and the members of our board of directors who overlap with NTELOS will have fiduciary duties to both NTELOS’s and our stockholders. These individuals may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. This arrangement may also subject us to regulation under state and federal affiliated interest’s regulatory requirements.

Because of their current or former positions with NTELOS, certain of our directors and executive officers own shares of NTELOS common stock, restricted stock or options to acquire shares of NTELOS common stock. Following the Distribution, these officers and directors may continue to own shares of NTELOS common stock and the individual holdings may be significant for some of these individuals compared to their total assets. This ownership may create, or, may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for NTELOS and Lumos Networks.

For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between us and NTELOS regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies. Potential conflicts of interest could also arise if we enter into additional commercial arrangements with NTELOS in the future.

Some contracts which will need to be assigned from NTELOS or its affiliates to us in connection with our separation from NTELOS require the consent or involvement of the counterparty to such an assignment and such counterparties may insist on NTELOS remaining liable for such contracts and NTELOS may refuse to do so. Failure to obtain consents with or a termination of the agreement by any of our large customers or suppliers or interference by such customers or suppliers with such an assignment, could negatively impact our financial condition and future results of operations.

The separation and distribution agreement and various local transfer agreements provide that in connection with our separation from NTELOS, a number of contracts with customers, suppliers, landlords and other third-parties are to be assigned from NTELOS or its affiliates to us or one of our affiliates. However, some of these contracts require the contractual counterparty’s consent to such an assignment. Similarly, in some circumstances, we and another business unit of NTELOS are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third-party to replicate the contract or assign the portion of the contract related to our business. It is possible that some parties may use the requirement of a consent or the fact that the Separation is occurring to seek more favorable contractual terms from us or to seek to terminate the contract. If (1) we are unable to complete the assignments in a timely manner, (2) we enter into new agreements on significantly less favorable terms or (3) if the contracts are terminated, we may be unable to obtain the benefits, assets and contractual commitments which are intended to be allocated to us as part of our separation from NTELOS. The failure to timely complete the assignment of existing contracts, or the negotiation of new arrangements, with any of our large customers or key suppliers (including those that are a single source or limited source suppliers), or a termination of any of those arrangements, could negatively impact our financial condition and future results of operations.

In connection with our separation from NTELOS, NTELOS will indemnify us for certain liabilities and we will indemnify NTELOS for certain liabilities. If we are required to indemnify NTELOS, we may need to divert cash to meet those obligations and our financial position could be negatively impacted. In the case of NTELOS’s indemnity, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or as to NTELOS’s ability to satisfy its indemnification obligations in the future.

Pursuant to the separation and distribution agreement and certain other agreements with NTELOS, NTELOS will agree to indemnify us from certain liabilities, and we will agree to indemnify NTELOS for certain liabilities, in each case for uncapped amounts, as discussed further in the section entitled “Agreements with NTELOS” included elsewhere in this information statement. Indemnities that we may be required to provide NTELOS are not subject to any cap, may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the Distribution. Third-parties could also seek to hold us responsible for any of the liabilities that NTELOS has agreed to retain. Further, there can be no assurance that the indemnity from NTELOS will be sufficient to protect us against the full amount of such liabilities, or that NTELOS will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from NTELOS any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

Risk Factors Relating to Ownership of our Common Stock

The market price and trading volume of our common stock may be volatile.

On September [—], 2011, we expect that our common stock will begin trading on a “when issued” basis. We have not and will not set an initial price for our common stock. The price for our common stock will be established by the public market. We are unable to predict whether large amounts of our common stock will be sold in the open market following the Distribution. We are also unable to predict the number of buyers that will be in the market at any time. Our smaller size and different investment characteristics may not appeal to the current NTELOS investor base. There is no assurance that there will be sufficient buying interest to offset any sales, and, accordingly, the price of our common stock could be depressed by those sales or be more volatile.

Neither we nor NTELOS can assure you as to the trading price of our common stock after the Distribution or as to whether the combined trading prices of our common stock and NTELOS common stock after the

Distribution will, in the aggregate, be less than, equal to or greater than the trading prices of the NTELOS common stock before the Distribution. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons not specifically related to our performance, such as industry or market trends, reports by industry analysts, investor perceptions, or negative announcements by our customers or competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies within our industry experience declines in their stock price, our stock price may decline as well.

The Quadrangle Entities continue to have significant influence over our business and could delay, deter or prevent a change of control, change in management or business combination that may not be beneficial to our stockholders and as a result, may depress the market price of our stock.

As of the date of the Separation, Quadrangle will beneficially own approximately 27% of our outstanding common stock. Additionally, in accordance with a shareholders agreement between Quadrangle and us, three of the eight directors that will serve on our board of directors are representatives or designees of Quadrangle. By virtue of such stock ownership and representation on the board of directors, Quadrangle will have a significant influence over day-to-day corporate and management policies and all matters submitted to our stockholders, including the election of the directors, and may exercise significant control over our business, policies and affairs. Quadrangle’s interests as a stockholder may not always coincide with the interests of other stockholders. Additionally, such concentration of voting power could have the effect of delaying, deterring or preventing a change of control, change in management or business combination that might otherwise be beneficial to our stockholders and as a result, may depress the market price of our stock.

Our stock price may decline due to the large number of shares eligible for future sale.

Sales of substantial amounts of our common stock, or the possibility of such sales, may adversely affect the market price of our common stock. These sales may also make it more difficult for us to raise capital through the issuance of equity securities at a time and at a price we deem appropriate.

In our shareholders agreement with Quadrangle, we have granted Quadrangle the right to require us to register their shares of our common stock, representing approximately 5.7 million shares of our common stock. Accordingly, the number of shares subject to registration rights is substantial and the sale of these shares and any other shares with tag-along registration rights may have a negative impact on the market price for our common stock.

Provisions in our charter documents and the General Corporation Law of Delaware could discourage potential acquisition proposals, could delay, deter or prevent a change in control and could limit the price certain investors might be willing to pay for our common stock.

Certain provisions of the General Corporation Law of Delaware, the state in which we are organized, and our certificate of incorporation and bylaws may inhibit a change of control not approved by our board of directors or changes in the composition of our board of directors, which could result in the entrenchment of current management. These provisions include:

•	advance notice requirements for stockholder proposals and director nominations;

•	limitations on the ability of stockholders to amend, alter or repeal our bylaws;

•	limitations on the removal of directors;

•	the inability of the stockholders to act by written consent; and

•	the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine and additional shares of our common stock.

A portion of our current investor base may be required to sell our stock following the Distribution.

A portion of NTELOS’s common stock is held by index funds tied to broad stock indices in which NTELOS is included as a component. If at any time we are not included as a component in those indices, the corresponding index funds will likely be required to sell their shares of our common stock and the price of our common stock could be depressed by those sales.

We may not be able to pay dividends on our common stock in the future.

We intend to pay regular quarterly dividends on our common stock (see “Dividend Policy”). However, any decision to declare future dividends will be made at the discretion of the board of directors and will depend on, among other things, our results of operations, cash requirements, investment opportunities, financial condition, contractual restrictions, and other factors that our board of directors may deem relevant. We are a holding company that does not operate any business of our own. As a result, we are dependent on cash dividends and Distributions and other transfers from our subsidiaries to make dividend payments to our stockholders. Amounts that can be made available to us to pay cash dividends or repurchase stock will be permitted by our credit agreement within the parameters of a restricted payment basket.

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. Our certificate of incorporation further provides that any person or entity purchasing or acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision in our bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company. See “Description of Our Capital Stock—Anti-Takeover Provisions—Forum Selection.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Any statements contained in this information statement that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. The words “anticipates,” “believes,” “expects,” “intends,” “plans,” “estimates,” “targets,” “projects,” “should,” “may,” “will” and similar words and expressions are intended to identify forward-looking statements. These forward-looking statements are contained throughout this information statement, for example in “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Such forward-looking statements reflect, among other things, our current expectations, plans and strategies, and anticipated financial results, all of which are subject to known and unknown risks, uncertainties and factors that may cause our actual results to differ materially from those expressed or implied by these forward-looking statements. Many of these risks are beyond our ability to control or predict. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this information statement. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this information statement. Furthermore, forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

THE SEPARATION

General

On December 7, 2010, the NTELOS board of directors approved a proposed plan to create separate wireless and wireline businesses by spinning off the wireline business into a newly formed, publicly traded company.

The NTELOS board of directors has determined that separating our company from NTELOS’s other businesses in the form of a tax-free distribution to NTELOS stockholders of our new publicly-traded common stock is appropriate and advisable for NTELOS and its stockholders. NTELOS’s board of directors believes that the Separation will leave each company better positioned to leverage its distinct competitive strengths, manage its operations and capital investments, pursue growth strategies and enhance stockholder value.

The NTELOS board of directors engaged UBS Investment Bank to advise it in its consideration of the proposed Separation. With the assistance of UBS Investment Bank, the board of directors reviewed the operational, strategic, capital markets and financial implications of the separation and determined that the Separation results in the best strategic alternative for both companies at this time. With respect to the financial implications, the NTELOS board of directors considered capital structure flexibility and liquidity, borrowing capacity, opportunity for growth, stockholder value, and return on capital to stockholders. With respect to strategic implications, the board considered a comparison of NTELOS as currently operated and as separate companies to their respective peers and the impact on growth opportunities and strategic options. With respect to operational implications, the board considered incremental costs associated with the Separation, the impact on the companies’ operating systems, the impact on board of directors, management and other employees’ incentives for the two companies and the impact on customer and third party relationships and the NTELOS brand should it be determined that we will not use the NTELOS brand. Finally, with respect to the capital markets implications, the board considered the possible impact of the Separation on our stockholder base, research coverage and the impact on stock volatility and trading liquidity.

The NTELOS board of directors also considered a number of other strategic alternatives for the combined company and determined that the Separation in the form of a tax-free distribution to NTELOS stockholders is the best alternative for NTELOS stockholders.

On September [—], 2011, the NTELOS board of directors declared a dividend on NTELOS common stock consisting of shares of our common stock. The dividend will be paid on or about September [—], 2011, the distribution date, in the amount of one shares of our common stock for every one share of NTELOS common stock outstanding on the record date, as described below.

The NTELOS board of directors has the authority to declare a reverse stock split, as approved by the NTELOS stockholders at the NTELOS 2011 Annual Meeting of Stockholders held on May 10, 2011. This reverse stock split, if declared, would be in the range of 1-for-2 to 1-for-2.5. On September [—], 2011, the NTELOS board of directors authorized NTELOS to implement the reverse stock split at a ratio of one-for-two immediately prior to the Distribution. Therefore, for every two shares of NTELOS common stock that you own prior to the Separation and the one-for-two reverse stock split, you will own one share of NTELOS common stock and one share of our common stock immediately following the Separation.

You will not be required to pay any cash or other consideration or to surrender or exchange your shares of NTELOS common stock to receive the dividend of our common stock. No vote of NTELOS stockholders is required or being sought in connection with the Separation and NTELOS stockholders have no appraisal rights in connection with the Separation.

Following the Separation, we will be an independent, publicly-traded company.

To effect the Separation:

•	NTELOS organized Lumos Networks as a Delaware corporation as a new subsidiary into which the assets and liabilities comprising NTELOS’s wireline business will be transferred;

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we will borrow funds from one or more third parties to fund our working capital reserve and to fund our cash payment obligations to NTELOS Inc., a subsidiary of NTELOS (i.e., to settle intercompany debt obligations and to facilitate a mandatory repayment on NTELOS Inc.’s existing credit facility);

•	in exchange for, and as a condition to, the transfer of assets by NTELOS and the assumption by us of certain liabilities, NTELOS will receive shares of common stock of our company;

•	in connection with the Separation, immediately prior to the Distribution, NTELOS will effectuate a one-for-two reverse stock split of its common stock; and

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NTELOS will then make a pro rata distribution of the shares of our common stock to the NTELOS stockholders as of the record date established for that distribution, and NTELOS will make a mandatory repayment on its existing credit facility resulting from the Separation, which will reduce NTLEOS’s consolidated indebtedness.

Reasons for the Separation

NTELOS’s board of directors has determined that separating NTELOS’s wireline business from its wireless business is in the best interests of NTELOS and its stockholders. Among other reasons, NTELOS’s board of directors determined to effect the business separation to achieve the following business purposes on behalf of Lumos Networks:

•	Allowing each company to separately pursue the business strategies that best suit its long-term interests and, by doing so, address growing competitive pressures in its respective industry.

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Different customers, different scope of services: NTELOS primarily offers its retail wireless services to the individual consumer market. Our business is evolving such that our customers with the highest growth potential are regional enterprise business, government and carrier customers. These types of customers demand more advanced services, such as one-to-many voice communications, high-bandwidth data transmission between commercial locations (T1, DS3, Metro Ethernet, etc.), video programming delivered through Internet protocol, and point-to-point wholesale transport services. Providing services of this nature requires a higher level of individualized circuit design to satisfy an individual customer’s complex and unique needs. Separating Lumos Networks from NTELOS will allow the management of Lumos Networks to focus on its business, without the need to consider the strategic direction of the other business.

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Internal competition for capital and internal resources: Under the current corporate structure, the wireline business and wireless business compete for investment capital and share certain support services (e.g. information technology). The sharing of certain resources, financial or human, requires management to prioritize conflicting projects between the two organizations, which may hinder one organization or the other. In addition, certain operating system decisions are substantially made on an NTELOS consolidated company enterprise-wide basis. Thus, an operating group could be using a system or operating solution that does not provide all of the desired functionality, yet was deemed the best solution for the consolidated company. Through the separation of Lumos Networks from NTELOS, management of Lumos Networks will be able to evaluate the needs of its individual organization and deploy resources in the most efficient and effective manner.

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Creating opportunities to more efficiently develop and finance expansion plans. NTELOS’s wireless business requires continued capital deployment to support the demand for enhanced network coverage along with an increasing demand for capacity on its data network. In addition, anticipated technology changes will require upgrades to compete with national carriers that have already commenced upgrading their networks to new technologies. Lumos Networks’ business is also facing increased demand for broadband data and high-speed connectivity that will require capacity and continued fiber-optic network build-out to bring network connectivity to regional enterprises, wireless carriers and other customers. Separating Lumos Networks from NTELOS will permit Lumos Networks to develop financing strategies and capital structures designed to better meet the underlying fundamentals of its business and the industry in which it operates.

Moreover, the Separation may provide both NTELOS and Lumos Networks with greater flexibility in raising capital and responding to strategic opportunities, including potential future acquisitions and alliances, while avoiding competing demands for capital. Separately, Lumos Networks’ risk profile can be evaluated and the appropriate leverage for its business plans and risks can be optimized.

Subject to the limitations imposed on us in the tax matters agreement that we will enter into with NTELOS, we may, in the future, seek to selectively acquire companies or pursue other opportunities that offer a strategic fit with our existing business. This may include the acquisition of companies or operating assets that could help us further penetrate or broaden our target markets, increase the breadth of our products and service offerings or strengthen our marketing efforts.

Additionally, Lumos Networks’ ability to offer stock in a separate wireline company to a seller as consideration in an acquisition should be appealing to those selling stockholders who have a preference for stock consideration over cash consideration. Prospective stand-alone wireline sellers should find the separate Lumos Networks stock easier to understand and evaluate than the current NTELOS stock.

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Creating separate companies that have different financial characteristics, which may appeal to different investor bases. The wireline and wireless businesses operate primarily in different functional areas of the communications industry, have different operational, growth and financial characteristics, and expect to have dividend policies that meet their individual needs. Establishing independent “pure-play” companies will allow investors to make separate investment decisions with respect to Lumos Networks and NTELOS’s respective businesses. Investment in one or the other company may appeal to investors with different goals, interests and risk tolerance thresholds.

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Creating more effective management incentives tied to the relevant company’s performance. Stock-based compensation and other performance-based incentive awards granted to employees of Lumos Networks following the Distribution will be tied directly to the performance of the company for which the employees work, thereby providing employees with more closely linked incentives to achieve Lumos Networks’ specific performance goals. It is also anticipated that equity-based compensation arrangements tied more closely to the performance of Lumos Networks should improve its ability to attract, retain and motivate qualified personnel.

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Allowing each company to separately pursue the regulatory strategies that best suit its long-term interests. The wireline and wireless industries are largely subject to differing regulatory regimes and may have differing perspectives on key regulatory issues, including intercarrier compensation, Universal Service funding eligibility, and pricing of special access services used for backhaul. The Separation will generally allow Lumos Networks to adopt more focused strategies and communicate those strategies more clearly to regulators and the marketplace.

State and federal regulators impose restrictions, oversight and reporting obligations on transactions and shared services between the wireline and wireless business units of NTELOS. The separation of the wireline business will create an “arms length” relationship between the businesses and, in the long term, remove affiliated interest obligations and compliance requirements.

Neither we nor NTELOS can assure you that, following the Separation, any of these benefits will be realized to the extent anticipated or at all.

NTELOS’s board of directors also considered a number of other factors in evaluating the Separation, including:

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The one-time and on-going costs of the Separation. There are incremental operating costs and capital requirements involved in the Separation. NTELOS has historically performed many important corporate functions for our business. Following the Separation, NTELOS will provide support to us with respect to certain of these functions on a transitional basis for up to two years. However, we will need to replicate certain facilities, systems, infrastructure and personnel to which we will no longer have access after the Separation, including new information technology systems. These initiatives will be costly to implement.

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The impact on our business of incurring $340 million of new indebtedness. In connection with the Separation, we will incur indebtedness and additional costs of being an independent publicly-traded company. NTELOS will maintain a leverage ratio in excess of 3.0 to 1.0 and need to absorb a portion of certain overhead costs previously allocated to the wireline operations. This could limit each company’s ability to pay dividends and have a negative impact on its financing options and liquidity position.

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The possibility that we may experience disruptions in our business as a result of the Separation. Management and other employees will need to devote significant time and other resources to building our capabilities during the first few years following the Separation at the same time that we are considering other business initiatives and opportunities. Also, if we do not have in place in a timely manner adequate systems and business functions of our own, or obtain them from other providers, we may not be able to operate effectively and our profitability may decline.

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Considerations associated with the launch of a new brand. In connection with the Separation, we have launched our new brand, “Lumos Networks.” We may not be able to achieve or maintain name recognition or status comparable to NTELOS’s, which could adversely affect our ability to attract and retain customers. We also will incur costs associated with the launch of a new brand, although we do not expect these costs to be material. For a period not to exceed six months following the Separation, we will have the right to continue to use the “NTELOS” name and logo in a manner substantially consistent with our current use.

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The decreased operational diversity of the separated companies may increase certain company-specific risks. The combined company has historically benefited from the diversity of its operations. In some years growth in wireless operating results has offset lower growth in wireline operating results and in some years the opposite has occurred. Additionally, the risks of the wireless business differ from those of the wireline business. Following the Separation, each company will be less diversified and therefore may be less able to offset its regulatory and operational risks.

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The limitations placed on us as a result of the tax matters and other agreements that we are entering into with NTELOS in connection with the Separation. To preserve the tax-free treatment to NTELOS of the Distribution, under a tax matters agreement that we will enter into with NTELOS, for specified periods of up to 24 months following the Distribution, we will be subject to a number of restrictions that may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business.

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The risk that the combined trading prices of our common stock and NTELOS common stock after the Distribution may be lower than the trading price of NTELOS common stock before the Distribution. The market price of our common stock could decline significantly for many reasons, including in response to the risks involved in the Separation, our performance as a standalone company and for reasons not specifically related to our performance, such as industry or market trends, reports by industry analysts, investor perceptions, or negative announcements by our customers or competitors regarding their own performance, as well as general economic and industry conditions. In addition, the smaller scale and market liquidity of the separated companies may result in equity of each or both companies to trade at a discount. The Separation may also result in a turnover of the companies’ stockholder base. Furthermore, as a portion of NTELOS’s common stock is held by index funds tied to stock indices in which NTELOS is included as a component, if at any time we are not included as a component in those indices, the corresponding index funds will likely be required to sell their shares of our common stock and the price of our common stock could be depressed by those sales.

•

Certain of our officers and directors may have conflicts of interest. Following the Separation, we will continue to have some overlap in directors and executive officers with NTELOS. These officers and directors may have actual or apparent conflicts of interests with respect to matters involving or affecting each company. In addition, certain of our officers and directors own shares of NTELOS common stock (and restricted stock or options to acquire such shares) and they may continue to own such shares following the Separation. This ownership may create, or, may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for NTELOS and Lumos Networks.

•

The Separation may expose the companies to potential negative implications of regulatory review. The review of the Separation by regulators may result in potential negative changes to the separated businesses including access rate reform and limitations on indebtedness.

NTELOS’s board of directors concluded that the potential benefits of the Separation outweigh these factors, and that separating our business from NTELOS in the form of a tax-free distribution to NTELOS stockholders is appropriate and advisable for NTELOS and its stockholders. In addition, the board of directors believes that based on the wireline business’ historical results of operations, financial position and cash flows, our incurrence of the new indebtedness is appropriate and should not hinder our ability to establish ourselves as a separate company and advance our business goals.

The Number of Shares You Will Receive

For every one share of NTELOS common stock that you own at the close of business, on September [—], 2011, the record date, you will receive one share of our common stock on the distribution date.

It is important to note that if you sell your shares of NTELOS common stock between the record date and the distribution date in the “regular way” market, you will be selling your right to receive shares of our common stock in the Distribution. See the following section “Trading between the Record Date and Distribution Date.”

Trading Between the Record Date and Distribution Date

NTELOS common stock

Beginning on or shortly before the record date and continuing until the distribution date, we expect that there will be two markets in NTELOS common stock on The NASDAQ Stock Market LLC: a “regular way” market and an “ex-distribution” market. Shares of NTELOS common stock that trade on the regular way market trade with an entitlement to shares of our common stock distributed in the Distribution. Shares that trade on the ex-distribution market are expected to trade under the trading symbol “NTLS WI” and will trade without an entitlement to shares of our common stock distributed in the Distribution, so that holders who sell shares ex-distribution will be entitled to receive shares of our common stock even though they have sold their shares of NTELOS common stock after the record date. Therefore, if you owned shares of NTELOS common stock on the record date and sell those shares on the regular way market before the distribution date, you will also be selling the shares of our common stock that would have been distributed to you. If you sell those shares of NTELOS common stock on the ex-distribution market before the distribution date, you will still receive the shares of our common stock attributable to the shares of NTELOS common stock that you sold.

In addition, in connection with the Separation, immediately prior to the Distribution, NTELOS will effectuate a one-for-two reverse stock split of its common stock.

Our common stock

Furthermore, we expect that beginning on or following the record date, trading of shares of our common stock will begin on a “when issued” basis. When issued trading refers to a sale or purchase made conditionally because the security has been authorized but has not yet been issued. The when issued trading market is a market for shares of our common stock that will be distributed to NTELOS stockholders on the distribution date. If you owned shares of NTELOS common stock on the record date and did not sell those shares in the regular way market, then you may trade your entitlement to shares of our common stock, without the shares of NTELOS common stock you own, on the when issued trading market. On the first trading day following the distribution date, we expect that when issued trading with respect to our common stock will end and regular way trading will begin. We expect that any when issued trades of our common stock will settle within three trading days after the distribution date. When issued trading is expected to be under the trading symbol “LMOSV” which is different from our regular way trading symbol. Following the distribution date, shares of our common stock are expected to be listed under the trading symbol “LMOS.” If the Separation does not occur, all when issued trading will be null and void.

When and How You Will Receive our Common Stock

We anticipate that following the close of business on September [—], 2011, NTELOS will release to Computershare Trust Company, NA, our transfer agent, shares of our common stock to be distributed. As part of the Distribution, we expect to adopt a book-entry share transfer and registration system for our common stock. This means that instead of receiving physical share certificates, registered holders of NTELOS common stock entitled to the Distribution will have their shares of our common stock distributed on the distribution date credited to book-entry accounts established for them by the transfer agent. No physical share certificates will be issued, even if requested. We expect that the transfer agent will mail an account statement to each registered holder stating the number of shares of our common stock credited to the holder’s account. After the Distribution, you may request the sale of all or a portion of your book-entry shares or a transfer of your shares of our common stock to a brokerage or other account.

For those holders of NTELOS common stock who hold their shares through a broker, bank or other nominee, the transfer agent will credit the shares of our common stock to the accounts of those nominees who are registered holders, who, in turn, will credit their customers’ accounts with our common stock. We anticipate that brokers, banks and other nominees will generally credit their customers’ accounts with our common stock on the same day that their accounts are credited, which is expected to be the distribution date.

Treatment of Fractional Shares of NTELOS Common Stock in the Reverse Stock Split

The transfer agent will not deliver any fractional shares of NTELOS common stock in connection with the reverse stock split. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. Each stockholder should have a maximum of less than one fractional share pursuant to this transaction. We anticipate that sales of fractional shares will occur as soon as practicable after effective date of the reverse stock split. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total proceeds of those sales, after making appropriate deductions for withheld taxes, brokerage charges, commissions and transfer taxes attributed to the sales. If you physically hold NTELOS stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of NTELOS common stock will be mailed to you separately.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

None of NTELOS, our company or the transfer agent will guarantee any minimum sale price for the fractional shares of NTELOS common stock. NTELOS will not pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “—Material U.S. Federal Income Tax Consequences of the Distribution.”

Treatment of Fractional Shares of our Common Stock in the Distribution

The transfer agent will not deliver any fractional shares of our common stock in connection with the Distribution. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. Each stockholder should have a maximum of less than one fractional share pursuant to this transaction. We anticipate that sales of fractional shares will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total proceeds of those sales, after making appropriate deductions for withheld taxes, brokerage charges, commissions and transfer taxes attributed to the sales. If you physically hold NTELOS stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

None of NTELOS, our company or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor NTELOS will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “—Material U.S. Federal Income Tax Consequences of the Distribution.”

Treatment of Stock Options and Other Stock-based Awards

Options to purchase shares of NTELOS common stock held by an NTELOS employee who becomes our employee at the time of the Separation (other than James A. Hyde, NTELOS’s Chief Executive Officer and President, who will serve as our Chief Executive Officer for a transition period following the Separation) will be replaced with new options to purchase shares of our common stock, effective as of the distribution date. The framework approved by the Compensation Committee of the NTELOS board of directors contemplates that the number of shares of our common stock underlying the Lumos Networks options and the exercise price of those options will be determined so that the aggregate value of the Lumos Networks options will be approximately equal to that of the converted NTELOS options before the Distribution.

The exercise price and the number of shares of NTELOS common stock underlying options to purchase shares of NTELOS common stock held by Mr. Hyde will be adjusted to maintain the portion of the aggregate value of the options before the Distribution, pursuant to the terms of the applicable NTELOS equity incentive plans, attributable to the value of NTELOS after the Distribution. In addition, Mr. Hyde will receive options to purchase shares of our common stock, effective as of the distribution date. The framework approved by the Compensation Committee of the NTELOS board of directors contemplates that the exercise price and number of those options will be determined so that the aggregate value of the Lumos Networks options will maintain the portion of the aggregate value of the options before the

Distribution attributable to the value of Lumos Networks after the Distribution.

The exercise price of, and number of shares of NTELOS common stock underlying, options to purchase shares of NTELOS common stock held by any other current or former NTELOS employee (other than Mr. Hyde) will be adjusted to maintain the aggregate value of the options before the Distribution, pursuant to the terms of the applicable NTELOS equity incentive plans, taking into account the change in the value of the NTELOS common stock after the Distribution.

The number of shares of our common stock subject to converted options will be rounded down to the nearest whole share and the per-share exercise price will be rounded up to the nearest whole cent.

NTELOS restricted stock awards held by an NTELOS employee who becomes our employee at the time of the Separation (other than Mr. Hyde) will be replaced with Lumos Networks restricted stock awards, effective as of the distribution date. The framework approved by the Compensation Committee of the NTELOS board of directors contemplates that the number of shares of our common stock underlying the Lumos Networks restricted stock awards will be determined so that the aggregate value of the Lumos Networks restricted stock awards will be approximately equal to that of the NTELOS restricted stock awards before the Distribution.

NTELOS restricted stock awards held by any other current or former NTELOS employee (other than Mr. Hyde) will be adjusted to maintain the aggregate value of such restricted stock awards before the Distribution, pursuant to the terms of the applicable NTELOS equity incentive plans, taking into account the change in the value of the NTELOS common stock after the Distribution.

NTELOS restricted stock awards held by Mr. Hyde will continue to represent the right to receive shares of NTELOS common stock. The number of shares of NTELOS common stock subject to those restricted stock awards will be determined so that the aggregate value of those NTELOS restricted stock awards will be approximately equal to the portion of the aggregate value of the NTELOS restricted stock awards before the Distribution attributable to the value of NTELOS after the Distribution. In addition, Mr. Hyde will receive Lumos Networks restricted stock awards, effective as of the distribution date. The framework approved by the Compensation Committee of the NTELOS board of directors contemplates that the number of shares of our common stock underlying those Lumos Networks restricted stock awards will be approximately equal to the portion of the aggregate value of the NTELOS restricted stock awards before the Distribution attributable to the value of Lumos Networks after the Distribution.

Notwithstanding the foregoing, our Chief Executive Officer’s and our President and Chief Financial Officer’s “Separation Incentive Awards” will be treated as described below under “Interests of NTELOS Officers and Directors in the Separation.”

See “Interests of NTELOS Officers and Directors in the Separation” and “Agreements with NTELOS—Employee Matters Agreement.”

Treatment of 401(k) Shares

As of the distribution date, any shares of NTELOS common stock held in the NTELOS 401(k) Plan will be treated like any other outstanding shares of NTELOS common stock in connection with the Separation.

NTELOS employees who will remain NTELOS employees at the time of the Separation and who hold shares of NTELOS common stock in their NTELOS 401(k) Plan account as of the record date will be entitled to receive shares of Lumos Networks common stock in the Distribution. The account of each such NTELOS employee will be credited on the distribution date with shares of Lumos Networks common stock, based on the distribution ratio, for every share of NTELOS common stock held in the employee’s account. No additional shares of Lumos Networks common stock may be acquired and held in the NTELOS 401(k) Plan by the NTELOS employees who will remain NTELOS employees.

NTELOS employees who become our employees at the time of the Separation who hold accounts in the NTELOS 401(k) Plan will have their accounts transferred to the Lumos Networks 401(k) Plan as soon as reasonably practicable after the distribution date. NTELOS employees who become our employees at the time of the Separation and who hold shares of NTELOS common stock in their NTELOS 401(k) Plan account as of the record date will be entitled to receive shares of Lumos Networks common stock in the Distribution. The account of each such employee will be credited on the distribution date with shares of Lumos Networks common stock, based on the Distribution ratio, for every share of NTELOS common stock held in the employee’s account. No additional shares of NTELOS common stock may be acquired and held in the Lumos Networks 401(k) Plan by the Lumos Networks employees.

Interests of NTELOS Officers and Directors in the Separation

We will continue to have overlap in directors and executive officers with NTELOS. At the time of the Separation, James A. Hyde, NTELOS’s Chief Executive Officer and President, will serve as our Chief Executive Officer for a transition period following the Separation. Our board of directors will include persons who are members of the board of directors of NTELOS, including Mr. Hyde. Because of their current or former positions with NTELOS, certain of our directors and executive officers own shares of NTELOS common stock, restricted stock or options to acquire shares of NTELOS common stock.

To the extent that NTELOS officers and directors hold shares of NTELOS common stock, they will be entitled to receive shares of our common stock in the Distribution on the same terms as other NTELOS stockholders and stock options and restricted stock awards held by NTELOS officers and directors generally will be treated the same in the Distribution as those held by other similarly situated employees or directors. See “Treatment of Stock Options and Other Stock-Based Awards” above.

In addition, certain NTELOS officers have received and will receive compensation under the Key Employee Retention Plan (the “KERP”), which was approved by NTELOS’s Compensation Committee in connection with the proposed separation. The KERP included the grant of restricted stock awards for each of the following NTELOS named executive officer: James A. Hyde, 38,179 shares; Michael B. Moneymaker, 13,546 shares; Conrad J. Hunter, 11,778 shares; Frank L. Berry, 7,996 shares; and Mary McDermott, 6,129 shares. The restricted stock awards vest upon the earlier of the second anniversary of the consummation of the Separation or the fourth anniversary of the award grant date. For Messrs. Hyde and Moneymaker, 13,280 and 4,712 of their restricted stock awards, respectively, are subject to additional performance vesting provisions tied to achievements under the NTELOS 2011 Team Incentive Plan for each of the wireless and wireline businesses which need to be met in order to vest and which could result in the forfeiture of certain shares, or the issuance of more shares, of restricted stock.

As a separation incentive bonus under the KERP, the NTELOS Compensation Committee approved the grant of additional restricted stock awards for Mr. Hyde and Mr. Moneymaker in the amount of 16,599 and 9,815 shares, respectively (the “Separation Incentive Awards”). These restricted stock awards vest upon the first anniversary of the consummation of the Separation. The Separation Incentive Awards provide that they will be converted at the time of the Separation such that 50% of their value will be represented by our restricted stock awards and 50% by NTELOS restricted stock awards.

The NTELOS Compensation Committee approved new employment agreements under the KERP with each of NTELOS’s named executive officers that extended the terms of the named executive officers’ prior employment agreements to December 31, 2012 (other than the employment agreements of Mr. Hyde and Mr. Hunter the terms of which were previously December 31, 2012). The employment agreements automatically extend from year to year thereafter, unless notice of termination is previously provided. Otherwise, the new employment agreements are substantially similar to the prior employment agreements, the terms of which have been disclosed in prior filings with the Securities and Exchange Commission. NTELOS’s new employment agreements with each of Mr. Hyde and Mr. Moneymaker further provide that the NTELOS board of directors has discretion following consummation of the Separation to grant these officers an additional separation incentive bonus in the form of a restricted stock award in an amount up to 16,599 and 9,815 shares, respectively, which restricted stock awards, if granted, would have the same terms as the Separation Incentive Awards, except that if granted, Mr. Moneymaker’s awards will convert entirely into our restricted stock awards. NTELOS’s employment agreement with Mr. Hyde also provides that upon termination of his employment agreement with Lumos Networks, in his continued role as Chief Executive Officer of NTELOS Mr. Hyde will be awarded additional grants of stock options and restricted stock awards, each with a value of $500,000. These awards will vest at a rate of 20% per year commencing on the first anniversary date of the award. NTELOS’s employment agreement with Mr. Moneymaker also provides that it is the intention of the NTELOS board of directors that Mr. Moneymaker will be appointed to the NTELOS board of directors as of the distribution date.

The NTELOS Compensation Committee also approved an employment agreement with Mr. Hyde under the KERP to serve as our Chief Executive Officer for an initial term of six months from the distribution date, subject to renewal as provided in the employment agreement, at an initial salary of $400,000 for the first six month term payable by us as provided in the employment agreement. The employment agreement further provides that Mr. Hyde serve on our board of directors.

See “—Treatment of Stock Options and Other Stock-Based Awards” and “Security Ownership of Officers, Directors and Certain Beneficial Owners.”

Material U.S. Federal Income Tax Consequences of the Distribution

The following discussion summarizes the material U.S. federal income tax consequences of the Distribution to a beneficial owner of NTELOS common stock that is a U.S. holder. This discussion is based on current provisions of the Code, final, temporary or proposed U.S. Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS and all other applicable authorities, all as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this document.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of NTELOS common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds NTELOS common stock, the tax treatment of a partner in such entity generally will depend on the status of the partners and the activities of the partnership. If you are a partner in a partnership holding NTELOS common stock, please consult your tax advisor.

This discussion only addresses holders of NTELOS common stock that are U.S. holders and hold such stock as a capital asset within the meaning of Section 1221 of the Code. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of the holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, persons that are not U.S. holders, financial institutions, dealers in securities, traders in securities that elect mark–to–market treatment, insurance companies, mutual funds, tax–exempt organizations, partnerships or other flow–through entities and their partners or members, U.S. expatriates, holders liable for the alternative minimum tax, holders whose functional currency is not the U.S. dollar, and holders who hold their NTELOS common stock as part of a hedge, straddle, constructive sale or conversion transaction, or holders who acquired NTELOS common stock pursuant to the exercise of employee stock options or otherwise as compensation). This discussion does not address the tax consequences to any person who actually or constructively owns more than 5% of NTELOS common stock. In addition, no information is provided herein with respect to the tax consequences of the Distribution under applicable state, local or non–U.S. laws or federal laws other than those pertaining to the federal income tax.

NTELOS STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

It is a condition to the Distribution that, prior to effecting any portion of the Distribution, NTELOS receive, and it continue to be effective, the IRS ruling from the IRS regarding the qualification of the Distribution, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. NTELOS has requested and expects to receive the IRS ruling from the IRS. It is also a condition to the Distribution that, prior to effecting any portion of the Distribution, NTELOS receive an opinion of counsel from Troutman Sanders LLP in form and substance satisfactory to the NTELOS Board of Directors, regarding the qualification of the Distribution, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. The receipt and continued effectiveness of each of the IRS ruling and the opinion are separate conditions to the Distribution, either of which may be waived by NTELOS in its sole discretion. If the IRS ruling or a satisfactory opinion from counsel regarding the tax-free qualification of the Distribution cannot be obtained, the NTELOS’ board of directors would consider several options, including not completing the Distribution.

Certain U.S. Federal Income Tax Consequences: The Distribution Qualifies as a Transaction that Is Generally Tax Free under Sections 355 and/or 368(a)(1)(D) of the Code

The U.S. federal income tax consequences of the Distribution are as follows:

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no gain or loss will be recognized by, and no amount will be includible in the income of NTELOS as a result of the Distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the Separation and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by NTELOS under U.S. Treasury regulations relating to consolidated federal income tax returns;

•

an NTELOS stockholder will not recognize income, gain, or loss as a result of the receipt of Lumos Networks common stock pursuant to the Distribution, except with respect to any cash received in lieu of fractional shares of Lumos Networks common stock;

•

an NTELOS stockholder’s aggregate tax basis in such stockholder’s Lumos Networks common stock received in the Distribution (including any fractional share interests in Lumos Networks common stock for which cash is received) will equal such stockholder’s aggregate tax basis in its NTELOS common stock immediately before the Separation, allocated between the NTELOS common stock and the common stock of each Lumos Networks (including any fractional share interest of Lumos Networks common stock for which cash is received) in proportion to their relative fair market values on the date of the Separation;

•

an NTELOS stockholder’s holding period for Lumos Networks common stock received in the Distribution (including any fractional share interests of Lumos Networks common stock for which cash is received) will include the holding period for that stockholder’s NTELOS common stock; and

•	an NTELOS stockholder who receives cash in lieu of a fractional share of Lumos Networks common stock in the Distribution will be treated as having sold such fractional share for cash,

and will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the NTELOS stockholder’s adjusted tax basis in the fractional share of Lumos Networks common stock. Such gain or loss will be long–term capital gain or loss if the stockholder’s holding period for its Lumos Networks common stock exceeds one year.

If an NTELOS stockholder holds different blocks of NTELOS common stock (generally, shares of NTELOS common stock acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of Lumos Networks common stock received in the Distribution in respect of particular blocks of NTELOS common stock.

Information Reporting

U.S. Treasury regulations require each U.S. holder who receives our common stock in the Separation to attach to its U.S. federal income tax return for the year in which the Distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability to the Separation of Section 355 and other related provisions of the Code. Within a reasonable period after the Separation, NTELOS will provide its stockholders with the information necessary to comply with this requirement.

Certain U.S. Federal Income Tax Consequences if the Distribution Does Not Qualify for Tax-Free Treatment under Sections 355 and/or 368(a)(1)(D) of the Code

The IRS ruling and the opinion of counsel will be based on, among other things, certain assumptions as well as on the accuracy of certain representations and statements that NTELOS and Lumos Networks make to the IRS and to counsel. If any of these representations or statements are, or become, inaccurate or incomplete, or if NTELOS or Lumos Networks breach any of their respective covenants, the IRS ruling and/or the opinion of counsel may be invalid.

Moreover, the expected IRS ruling will not address all the issues that are relevant to determining whether the Distribution qualifies as a transaction that is generally tax free for U.S. federal income tax purposes. Notwithstanding the IRS ruling and the opinion, the IRS could determine that the Distribution should be treated as a taxable distribution if it determines that any of the representations, assumptions or undertakings that were included in the request for the IRS ruling are false or have been violated or if it disagrees with the conclusions in the opinion of counsel that are not covered by the IRS ruling.

If the IRS were to assert successfully that the Distribution was taxable, the above consequences would not apply and both NTELOS and holders of NTELOS common stock who received shares of Lumos Networks common stock in the Distribution could be subject to tax, as described below. In addition, certain events that may or may not be within the control of NTELOS or Lumos Networks, including extraordinary purchases of NTELOS common stock or Lumos Networks common stock, could cause the Distribution not to qualify as tax free to NTELOS and/or holders of NTELOS common stock.

Depending on the circumstances, Lumos Networks may be required to indemnify NTELOS for some or all of the taxes and certain related losses resulting from the Separation not qualifying as tax free under Sections 355 and/or 368(a)(1)(D) of the Code. See “Agreements with NTELOS—Tax Matters Agreement.” If the Separation was taxable, then:

•

NTELOS would recognize a gain in an amount equal to the excess of the fair market value of Lumos Networks common stock on the date of the Separation distributed to NTELOS stockholders over NTELOS’s adjusted tax basis in the stock of Lumos Networks, and NTELOS may also recognize income or gain with respect to certain restructuring transactions undertaken in connection with the Separation;

•

each NTELOS stockholder who received Lumos Networks common stock in the taxable Distribution would be treated as having received a taxable distribution in an amount equal to the fair market value of such Lumos Networks stock (including any fractional shares sold on behalf of the stockholder) on the separation date. That distribution would be taxable to the stockholder as a dividend to the extent of NTELOS’s current and accumulated earnings and profits (as increased to reflect any current income, including any gain, recognized by NTELOS on the taxable separation). Any amount that exceeded NTELOS’s earnings and profits would be treated first as a non–taxable return of capital to the extent of the NTELOS stockholder’s tax basis in its NTELOS common stock with any remaining amounts being taxed as capital gain;

•	certain stockholders could be subject to additional special rules, such as rules relating to the dividends received deduction and extraordinary dividends; and

•

a stockholder’s tax basis in Lumos Networks common stock received generally would equal the fair market value of Lumos Networks common stock on the Separation date, and the holding period for that stock would begin the day after the Separation date.

Even if the Distribution otherwise qualifies as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, it could be taxable to NTELOS under Section 355(e) of the Code if one or more persons were to acquire directly or indirectly stock representing a 50% or greater interest, by vote or value, in NTELOS or Lumos Networks during the four-year period beginning on the date which is two years before the date of the Separation, as part of a plan or series of related transactions that includes the Separation. If such an acquisition of NTELOS stock or Lumos Networks stock were to trigger the application of Section 355(e), NTELOS would recognize taxable gain as described above, but the Distribution would be tax free to NTELOS stockholders. In addition, the IRS could disagree with or challenge the conclusions reached in one or more of the tax opinions that NTELOS expects to receive with respect to certain related matters and transactions. In such case, NTELOS could recognize material amounts of taxable income or gain.

In connection with the Separation, NTELOS and Lumos Networks will enter into a tax matters agreement. Under the tax matters agreement, we will generally be required to indemnify NTELOS against any tax resulting from the Distribution to the extent that such tax resulted from any of the following events (among others): (1) an acquisition of all or a portion of our stock or assets, whether by merger or otherwise, (2) any negotiations, understandings, agreements or arrangements with respect to transactions or events that cause the Distribution to be treated as part of a plan pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in Lumos Networks, (3) certain other actions or failures to act by us, or (4) any breach by us of certain of our representations or undertakings. Our indemnification obligations to NTELOS and its subsidiaries, officers and directors are not limited by any maximum amount. See “Agreements with NTELOS—Tax Matters Agreement.”

THE FOREGOING IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SEPARATION AND DISTRIBUTION UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH NTELOS STOCKHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SEPARATION AND DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Results of the Distribution

Immediately following the Distribution and the one-for-two reverse stock split, we expect to have outstanding approximately 21,079,478 shares of our common stock, based on the number of shares of NTELOS common stock outstanding on September 1, 2011. The actual number of shares of our common stock to be distributed will depend on the actual number of shares of NTELOS common stock outstanding on the record date.

Immediately following the Distribution, we expect to have approximately 6,200 holders of record of shares of our common stock, based on the number of record holders of NTELOS common stock on September

1, 2011.

Listing and Trading of our Common Stock

Before September [—], 2011, there will be no public market for our common stock. On or shortly following that date, we expect that trading of shares of our common stock will begin on a when issued basis, and we expect that “regular way” trading of our common stock will begin the first trading day following the Distribution. We expect to have our common stock listed on The NASDAQ Stock Market LLC under the symbol “LMOS.” When issued trading is expected to be under the trading symbol “LMOSV,” which is different from our regular way trading symbol. Following the Distribution, NTELOS common stock will continue to trade on the NASDAQ Global Select Market under the symbol “NTLS.”

Neither we nor NTELOS can assure you as to the trading price of our common stock after the Distribution or as to whether the combined trading prices of our common stock and NTELOS’s common stock after the Distribution will, in the aggregate, be less than, equal to or greater than the trading prices of the NTELOS common stock before the Distribution. See “Risk Factors—Risk Factors Relating to Ownership of our Common Stock.”

The shares of our common stock distributed to NTELOS’s stockholders will be freely transferable, except for shares received by individuals who are our affiliates and except for certain shares issued under employee plans. Individuals who may be considered our affiliates after the Distribution include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. This may include some or all of our executive officers and directors. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Conditions to the Distribution

We expect that the Distribution will occur following the close of business on September [—], 2011, the distribution date, provided that, among other conditions to be described in the separation and distribution agreement, the following conditions shall have been satisfied or waived by NTELOS:

•	the SEC will have declared effective our registration statement on Form 10, of which this information statement is a part, and the information statement will have been mailed to NTELOS’s stockholders;

•	the actions and filings necessary or appropriate under applicable federal or state securities laws and state blue sky laws in connection with the Distribution will have been taken;

•	The NASDAQ Stock Market LLC will have approved our common stock for listing, subject to official notice of issuance;

•

NTELOS will have received the IRS ruling from the IRS, which IRS ruling will continue to be in effect, to the effect that the Distribution and related transactions qualify as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code;

•

NTELOS will have received an opinion from Troutman Sanders LLP, dated as of the distribution date, in form and substance acceptable to NTELOS, regarding the qualification of the Distribution and related transactions as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code;

•

no preliminary or permanent injunction or other order, decree, or ruling issued by a governmental authority, and no statute (as interpreted through orders or rules of any governmental authority duly authorized to effectuate the statute), rule, regulation or executive order promulgated or enacted by any governmental authority will be in effect preventing, or materially limiting the benefits of, the Distribution;

•	all consents required to be received or made before the Distribution may take place will have been received or made and be in full force and effect; and

•	we will have incurred $340 million in new indebtedness (as described in “Description of Certain Indebtedness”) and made a payment of $315 million to NTELOS.

The fulfillment of the foregoing conditions does not create any obligations on NTELOS’s part to effect the Distribution, and the NTELOS board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution, at any time prior to the distribution date.

DIVIDEND POLICY

Following the Separation, we expect to pay a regular quarterly dividend. We currently expect that the initial quarterly dividend that will be declared in November 2011 and payable in January 2012 will be $0.14 per share (assuming the one-for-two reverse stock split of NTELOS common stock). All decisions to declare dividends will be made at the discretion of the board of directors and will depend on, among other things, our results of operations, cash requirements, investment opportunities, financial condition, credit agreement and contractual restrictions and other factors that the board of directors may deem relevant. We are a holding company that does not operate any business of our own. As a result, we are dependent on cash dividends and distributions and other transfers from our subsidiaries to make dividend payments or to make other distributions to our stockholders, including by means of a stock repurchase. Amounts that can be made available to us to pay cash dividends or repurchase stock will be permitted by our credit agreement within the parameters of a restricted payment basket.

CAPITALIZATION

The table below sets forth our capitalization (i) as of June 30, 2011 and (ii) pro forma to give effect to a dividend of the shares of Lumos Networks to NTELOS stockholders and our issuance of a $340 million senior secured credit facility and the related $315 million distribution to NTELOS to settle with cash the intercompany debt owed to NTELOS ($166 million as of June 30, 2011 on a pro forma basis) and to fund NTELOS’s mandatory repayment on its credit facility with the balance.

The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Data” and our combined financial statements and related notes thereto included elsewhere in this information statement.

(In thousands)	Actual as of June 30, 2011	Pro Forma as of June 30, 2011
Cash and cash equivalents	$469	$20,469
Restricted cash	8,062	8,062

	$8,531	$28,531

Intercompany debt	$182,934	$—
Proposed senior secured credit facility	—	340,000
Capital leases	2,303	2,303

Total debt	$185,237	$342,303
Stockholders’ equity	271,586	118,762

Total capitalization	$456,823	$461,065

Sources and Uses

The following table sets forth the estimated sources and uses of funds on the distribution date derived using the mid-point of the anticipated dividend as discussed above:

(In thousands)
Sources of Funds		Uses of Funds
New senior secured credit facility	$340,000	Repay intercompany debt and fund mandatory repayment of NTELOS’s credit facility	$315,000
		Transaction and issuance costs	5,000
		Cash	20,000

	$340,000		$340,000

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information presented below has been derived from our unaudited condensed combined financial statements as of and for the six months ended June 30, 2011. The pro forma condensed combined statement of operations presented below for the year ended December 31, 2010 has been derived from our audited combined financial statements for the year ended December 31, 2010. The pro forma adjustments and notes to the pro forma condensed combined financial information give effect to the Distribution of our common stock by NTELOS and the other transactions contemplated by the separation and distribution agreement that we will enter into with NTELOS. This unaudited pro forma condensed combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes related to those combined financial statements included elsewhere in this information statement.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2011 and for the year ended December 31, 2010 have been prepared as if the Distribution had occurred as of January 1, 2010 and that interest is paid currently. The unaudited pro forma condensed combined balance sheet as of June 30, 2011 has been prepared as if the Distribution occurred on June 30, 2011. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable. The unaudited pro forma condensed combined financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations or financial position would have been had the transactions contemplated by the separation and distribution agreement and related transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also should not be considered representative of our future results of operations or financial position.

The pro forma adjustments give effect to the following transactions provided for in the separation and distribution agreement:

•	the execution of a credit facility and concurrent borrowing of $340 million against the facility;

•

the delivery to NTELOS of approximately 21,079,478 shares of our common stock (assuming the one-for-two reverse stock split of NTELOS common stock) distributed by NTELOS Inc. to NTELOS (parent company);

•	the transfer to us by NTELOS of the assets and liabilities of the former RLEC and the Competitive segments of NTELOS;

•	the transfer to us by NTELOS of all other assets and liabilities related to the ongoing operations of our business previously held by NTELOS or its subsidiaries;

•

the distribution to NTELOS of $315 million, (i) to settle with cash intercompany debt owed to NTELOS as of the distribution date ($166 million as of June 30, 2011 on a pro forma basis) and, with the balance, (ii) to fund NTELOS’s mandatory repayment on its credit facility and,

•	the Distribution of our common stock pro rata to NTELOS’s stockholders of record as of the record date.

See the notes to unaudited pro forma condensed combined financial information for a more detailed discussion of these events.

Due to regulations governing the preparation of pro forma financial information, the non-recurring separation related expenses associated with establishing ourselves as an independent publicly traded company are not included as a pro forma adjustment. NTELOS incurred expenses of approximately $3.0 million in the year ended December 31, 2010 related to the FiberNet acquisition which was allocated to us and is included in our audited combined financial statements.

We expect to incur certain non-recurring separation costs during 2011. These costs are expected to consist of, among other items (i) information technology systems, licenses, and infrastructure, (ii) financing, legal, advisory and regulatory costs, (iii) marketing and facility costs and (iv) employee retention and other. A majority of these costs will occur before the Separation. However, to the extent that additional separation costs are incurred by us after the Separation, such costs will be our responsibility.

We will enter into a transition services agreement with NTELOS under which we and NTELOS will provide certain specified services to the other on an interim basis (see “Agreements with NTELOS-Transition Services Agreement” on page 151). These services relate to IT, accounting, network operations, facilities management, and purchasing and procurement. The services will generally be provided for up to two years following the distribution date unless a particular service is terminated pursuant to the agreement. We do not anticipate that such costs will be materially different from those allocated to us historically. The transition services agreement is not reflected in this unaudited pro forma condensed combined financial information.

We expect that certain incremental expenses will be incurred on a going-forward basis in connection with operating as a separate independent, publicly traded company which likely will be greater than those allocated to us historically. For example, following our transition services periods, our human resource cost related to treasury, tax, accounting, legal, internal audit, human resources, investor relations, information technology and other corporate functions may differ from the expenses for such functions that have been allocated in our historical financial statements or as incurred during the transition services period. Additionally, we anticipate that such other expenses, including those related to the board of directors and board sub-committees, audit and centrally managed costs such as insurance and employee benefit arrangements, will be different from the related allocated expenses in our historical financial statements. In some cases, we expect that these expenses could be materially higher as a separate public company.

Lumos Networks Corp.

Pro Forma Condensed Combined Balance Sheet

As of June 30, 2011

(Unaudited)

(In thousands)	Historical	Pro Forma Adjustment (a)	Pro Forma Adjustment (b)	Pro Forma
ASSETS
CURRENT ASSETS
Cash	$469	$—	$20,000	$20,469
Restricted cash	8,062	—	—	8,062
Accounts receivable, net	21,209	—	—	21,209
Other receivables	1,770	—	—	1,770
Prepaid expenses and other	2,435	—	—	2,435

	33,945	—	20,000	53,945

Securities and investments	71	—	—	71
PROPERTY AND EQUIPMENT
In service	378,080	—	—	378,080
Under construction	24,593	—	—	24,593

	402,673	—	—	402,673
Less accumulated depreciation	107,147	—	—	107,147

	295,526	—	—	295,526

OTHER ASSETS
Goodwill	134,579	—	—	134,579
Franchise rights	32,000	—	—	32,000
Other intangibles, net	57,805	—	—	57,805
Deferred charges and other assets	1,794	—	5,000	6,794

Other Assets	226,178	—	5,000	231,178

TOTAL ASSETS	$555,720	$—	$25,000	$580,720

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Lumos Networks Corp.

Pro Forma Condensed Combined Balance Sheet

As of June 30, 2011

(Unaudited)

(In thousands)	Historical	Pro Forma Adjustment (a)	Pro Forma Adjustment (a)	Pro Forma
LIABILITES AND EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$798	$—	$—	$798
Accounts payable	8,787	—	—	8,787
Advance billings and customer deposits	12,065	—	—	12,065
Accrued compensation	762	565	—	1,327
Accrued operating taxes	2,041	—	—	2,041
Other accrued liabilities	1,307	179	—	1,486

	25,760	744	—	26,504

LONG-TERM LIABILITIES
Long-term debt	1,505	—	340,000	341,505
Obligation to NTELOS Inc.	182,934	(16,622)	(166,312)	—
Deferred income taxes	68,637	—	—	68,637
Retirement benefits	—	19,963	—	19,963
Other long-term liabilities	4,824	51	—	4,875
Income tax payable	474	—	—	474

Total Long-Term Liabilities	258,374	3,392	173,688	435,454

TOTAL Lumos Networks Corp. EQUITY	271,109	(4,136)	(148,688)	118,285
NONCONTROLLING INTERESTS	477	—	—	477

TOTAL EQUITY	271,586	(4,136)	(148,688)	118,762

TOTAL LIABILITIES AND EQUITY	$555,720	$—	$25,000	$580,720

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma financial information has been derived by the application of pro forma adjustments to our historical financial statements as of the date noted.

(a)

Retirement plan and certain other obligations for which Lumos Networks is a party are recorded on the consolidated balance sheet or NTELOS Holdings Corp. The portion of Lumos Networks’ obligations relating to these plans is reflected in Obligation to NTELOS Inc. on the condensed combined balance sheet of Lumos Networks. In connection with Separation, Lumos Networks will assume the appropriate portion of these obligations and, accordingly, has reflected the pro forma assumption of these liabilities.

(b)	Pro forma adjustments relate to our closing on a senior secured credit facility and the immediate disbursement of cash to NTELOS as follows:

(In thousands)	Financing	Transaction Fees and Expenses (1)	Distribution (2)	Total Net Capitalization Adjustments
Cash	$340,000	$(5,000)	$(315,000)	$20,000
Debt issuance costs	—	5,000	—	5,000
Due to NTELOS Inc.	—	—	(166,312)	(166,312)
Long-term debt	340,000	—	—	340,000
Stockholders’ equity	$—	$—	$(148,688)	$(148,688)

We anticipate that the issuance of the new debt will total $340 million and the total distribution to NTELOS to settle the intercompany debt and to fund the mandatory repayment on its credit facility will be in a range of $315 million to $325 million. This is preliminary and subject to change based on capital market conditions, financial performance of NTELOS prior to the Separation, Lumos Networks’ forecast over the term of the financing, changes in the leverage ratios for both NTELOS and Lumos Networks and the amount of the intercompany debt balance at the date of the proposed Distribution.

(1)

Represents the estimated cost to be incurred with issuing the senior secured credit facility, including arranger fees, issuance costs, legal, accounting, and other related costs, and original issue discount.

(2)	Represents the planned distribution to NTELOS to settle the intercompany debt and to fund NTELOS’s mandatory repayment on its credit facility.

Lumos Networks Corp.

Pro Forma Condensed Combined Statement of Operations Six

Months Ended June 30, 2011

(Unaudited)

(In thousands except per share data)	Lumos Networks Historical	Eliminations		Financing		Pro Forma
Operating Revenues	$104,706	$—		$—			$104,706
Operating Expenses
Cost of sales and services (exclusive of items shown separately below)	39,422	—		—			39,422
Customer operations	10,117	—		—			10,117
Corporate operations	7,320	—		—			7,320
Depreciation and amortization and accretion of asset retirement obligations	22,055	—		—			22,055

	78,914	—		—			78,914

Operating Income	25,792	—		—			25,792
Other Income (Expenses)
Interest expense	(6,281)	6,281	(1)	(7,098	)(2)		(7,098)
Other (expense) income	7	—		—			7

	(6,274)	6,281		(7,098)			(7,091)

	19,518	6,281		(7,098)			18,701
Income Tax Expense (Benefit)	7,895	2,541		(2,825	)(3)		7,611

Net Income	11,623	3,740		(4,273)			11,090
Net Income Attributable to Noncontrolling Interests	(85)	—		—			(85)

Net Income Attributable to Lumos Networks Corp.	$11,538	$3,740		$(4,273)			$11,005

Income per share - basic						$	[x]
Income per share - diluted						$	[x]

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

(1)	Historical interest expense on Lumos Networks is eliminated as the proposed senior secured credit facility is assumed to have been issued on January 1, 2010.

(2)	Reflects the adjustment to record interest expense on long term debt financing. Pro forma interest expense is calculated as follows:

Principal Outstanding	Assumed Effective Interest Rate	Estimated Annual Expense	Sensitivity to Change of 10% change in the Stated Interest Rate
(Dollars in thousands)
$ 340,000	4.23%	$14,170	$1,318

The pro forma adjustment to interest expense reflects the interest on the proposed senior secured credit facility and amortization of debt issuance costs associated with the issuance as if such borrowing had occurred as of January 1, 2010. For purposes of determining the pro forma adjustment, we have assumed that the LIBOR rate is 0.5% and the instrument is issued with at LIBOR plus a 3.5% margin rate on the Term B tranche (assumed at $200 million) and LIBOR plus a 3.25% margin rate on the Term A and revolver tranches (Term A assumed at $110 million and the revolver is assumed at $60 million, $30 million of which is drawn). The term is assumed to be 5 years and for purposes of this interest calculation, we have assumed no principal amortization payments during 2010 and a 1% amortization paid quarterly beginning in 2011 with the balance payable at the end of the term. Additionally, we have assumed no impact from any hedging requirement. Interest expense is calculated using the effective interest method.

For purposes of assessing the impact of a 10% change in interest rate, we assumed that LIBOR was at 0.5% and therefore a 10% change from the total blended stated rate of 3.9% is 4.29% for a 10% increase and 3.51% for a 10% decrease. The effective rate of such a change is 4.62% for a 10% increase and 3.84% for a 10% decrease in the stated rate.

(3)

Reflects the effective income tax impact related to the pre-tax income (loss) for the applicable columns. The effective rate approximates the statutory rates for these adjustments as the effect of tax permanent differences is immaterial.

Lumos Networks Corp.

Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2010

(Unaudited)

(In thousands except per share data)	Lumos Networks Historical	FiberNet Historical	Eliminations (1)	Accounting Adjustments		Financing			Pro Forma
Operating Revenues	$145,964	$68,145	$(1,057)	$—		$				$213,052
Operating Expenses
Cost of sales and services (exclusive of items shown separately below)	46,407	42,671	(1,057)	—			—			88,021
Customer operations	13,243	3,595	—	—			—			16,838
Corporate operations	13,809	3,148	—	—			—			16,957
Depreciation, amortization and accretion of asset retirement obligations	31,376	13,279	(13,279)	12,244	(2)		—			43,620
Asset impairment charge	—	3,154	—	—			—			3,154

	104,835	65,847	(14,336)	12,244			—			168,590

Operating Income	41,129	2,298	13,279	(12,244)			—			44,462
Other Income (Expenses)
Interest expense	(5,752)	(219)	5,752	—			(14,184	)(3)		(14,403)
Other (expense) income	43	136	(136)	—			—			43

	(5,709)	(83)	5,616	—			(14,184)			(14,360)

	35,420	2,215	18,895	(12,244)			(14,184)			30,102
Income Tax Expense (Benefit)	14,477	995	7,520 (4)	(4,873	)(4)		(5,645	)(4)		12,474

Net Income	20,943	1,220	11,375	(7,371)			(8,539)			17,628
Net Income Attributable to Noncontrolling Interests	(119)	—	—	—			—			(119)

Net Income Attributable to Lumos Networks Corp.	$20,824	$1,220	$11,375	$(7,371)			$(8,539)			$17,509

Basic and Diluted Earnings Per Common Share Attributable to Lumos Networks Corp. Stockholders:
Income per share - basic									$	[x]
Income per share - diluted									$	[x]

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

(1)	This column represents the following eliminations of historical amounts:
(a)

Revenue reported in the FiberNet historical statement of operations for sales during the period January 1, 2010 to November 30, 2010 to Lumos Networks and the elimination of the related expenses recognized by Lumos Networks during this same period.

(b)

The depreciation and amortization expenses and other income (expense) from the FiberNet historical statement of operations have been eliminated in this pro forma condensed combined statement of operations as these costs are recast to include the application of acquisition accounting.

(c)	Interest on Lumos Networks is eliminated as the acquisition of FiberNet and the separation transaction and related financing are all assumed to occur on January 1, 2010.
(2)

Represents depreciation and amortization expenses based on asset values determined in accordance with the application of acquisition accounting. See Note 2 and Note 3 in the footnotes to our combined financial statements for further discussion relating to the application of acquisition accounting and depreciation and amortization policies related to these underlying assets.

(3)	Reflects the adjustment to record interest expense on long term debt financing. Pro forma interest expense is calculated as follows:

Principal Outstanding	Assumed Effective Interest Rate	Estimated Annual Expense	Sensitivity to Change of 10% change in the Stated Interest Rate
(Dollars in thousands)
$ 340,000	4.23%	$14,184	$1,329

The pro forma adjustment to interest expense reflects the interest on the proposed senior secured credit facility and amortization of debt issuance costs associated with the issuance as if such borrowing had occurred as of January 1, 2010. For purposes of determining the pro forma adjustment, we have assumed that the LIBOR rate is 0.5% and the instrument is issued with at LIBOR plus a 3.5% margin rate on the Term B tranche (assumed at $200 million) and LIBOR plus a 3.25% margin rate on the Term A and revolver tranches (Term A assumed at $110 million and the revolver is assumed at $60 million, $30 million of which is drawn). The term is assumed to be 5 years and for purposes of this interest calculation, we have assumed no principal amortization payments during 2010 and a 1% amortization paid quarterly beginning in 2011 with the balance payable at the end of the term. Additionally, we have assumed no impact from any hedging requirement. Interest expense is calculated using the effective interest method.

(4)

Reflects the effective income tax impact related to the pre-tax income (loss) for the applicable columns. The effective rate approximates the statutory rates for these adjustments as the effect of tax permanent differences is immaterial.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion of our financial condition in conjunction with our combined financial statements and the related notes included herein. This discussion contains forward looking statements that involve risks and uncertainties. For additional information regarding some of these risks and uncertainties that affect our business and the industry in which we operate, please see “Risk Factors” and “Forward-Looking Statements” elsewhere in this report.

Overview

Lumos Networks is a fiber-based network service provider in the Mid-Atlantic region. We serve carrier, business and residential customers over a dense fiber network offering data, voice, and IP services using an on-network service strategy. Our product offerings include voice, high speed transport, private line and wavelength high-bandwidth services and Metro Ethernet (see “Business-Products and Services” on page 97). We follow a strategy of being first to our regional markets with technology and services first introduced in metropolitan areas by national service providers. Our tradition of service and innovation and diversified portfolio of products is attractive to carriers with needs for transport and fiber to the cell site and to regional enterprise customers seeking high quality data and IP services and interconnection to data centers in our region.

Our strategy is to (i) leverage our network assets with sales of data and IP based services to new and existing regional enterprise and government customers; (ii) expand the Competitive segment to add additional on-net locations and connect additional wireless carrier cell sites and networks; (iii) continue to provide high quality customer service with low churn and a compelling value proposition; and (iv) generate cash flow from the RLEC customer base with additional sales of fiber based broadband and IP video services to our RLEC customer base and targeted non-RLEC developments. The addition of approximately 2,200 fiber route-miles to our network in late 2009 and the addition of over 800 new fiber route-miles with the acquisition of FiberNet in late 2010 provide a solid base for expansion. Including the acquired FiberNet markets, we now have a six state regional presence in western Virginia, West Virginia, and portions of Pennsylvania, Maryland, Ohio and Kentucky. The FiberNet purchase also provides further diversity and density in several of our existing markets, particularly in West Virginia. We are offering additional data and other broadband services to existing FiberNet customers and plan to attract new customers in our existing and new markets with our enterprise data products in order to grow top line revenue and further leverage our operational and back office platforms while fully realizing the operational synergies available. In all markets, we will continue to extend our network to customers in order to improve network quality, eliminate access-related expenses and control the customer experience.

Our growth into a regional service provider has been achieved by pursuing organic growth opportunities and complementary acquisitions. On December 31, 2009, we closed on an agreement to purchase certain fiber optic and network assets and related transport and data service contracts from Allegheny Energy, Inc. The purchase included approximately 2,200 route-miles of fiber located primarily in central and western Pennsylvania and West Virginia, with portions also in Maryland, Kentucky and Ohio. With this expansion of our fiber optic network, we began to accelerate our growth initiatives in our Competitive segment’s enterprise business in certain West Virginia, Maryland and Pennsylvania local markets. On December 1, 2010, we closed on a purchase agreement with One Communications Corp. to acquire its FiberNet business for net cash consideration of approximately $163 million. The FiberNet fiber optic network covers all of West Virginia and extends into surrounding areas in Ohio, Maryland, Pennsylvania, Virginia and Kentucky. FiberNet offers retail voice and data services and transport and IP-based services primarily to regional retail and wholesale business customers. We funded the purchase through a combination of proceeds from a $125 million incremental term loan under NTELOS’s existing senior secured credit facility which was closed on August 2, 2010 and cash on hand. We have no future payment obligations related to either of these acquisitions.

Separation Overview

We are currently part of NTELOS. NTELOS has decided to separate its wireline business into a new independent, publicly-traded company through the Distribution of all of our common stock to the NTELOS stockholders, which we refer to as the Separation. We are entering into a separation and distribution agreement containing key provisions related to the Separation and assets to be transferred, liabilities to be assumed and contracts to be assigned to us. For a period of time, we will utilize NTELOS for transition services for certain corporate and information technology functions under a transition services agreement (“TSA”) (see “Agreements with NTELOS-Transition Services Agreement” on page 151). We anticipate our annualized cost of TSA services to be approximately $3.5 million and anticipate that we will provide TSA services to NTELOS for approximately $0.7 million. Following the TSA period, we do not believe that the cost of services provided to us will be materially different from those incurred under the TSA.

Our capital structure will change at the date of the Separation. In connection with the Separation, we have arranged for a senior secured credit facility with certain financial institutions. We expect to borrow $340 million under these credit facilities on the distribution date. We will use this initial indebtedness to fund a working capital cash reserve and pay $315 million to NTELOS (i) to settle with cash intercompany debt owed to NTELOS as of the distribution date (which was $166 million as of June 30, 2011 on a pro forma basis), and (ii) to fund a mandatory repayment on NTELOS Inc.’s credit facility with the balance. We also intend to enter into a revolver agreement to provide additional liquidity. We expect that the terms of the credit facility will include customary covenants that will require us to meet certain financial tests, maintain certain financial ratios, and adhere to guidelines for dividend payments.

Financial data included reflects Lumos Networks as a standalone public company. Revenue includes services sold to the NTELOS wireless segment that was previously eliminated which amounted to $3.9 million and $3.4 million in the six months ended June 30, 2011 and 2010, respectively, and $7.2 million, $6.1 million and $5.4 million in the years ended December 31, 2010, 2009 and 2008, respectively. Expenses include items previously unallocated by NTELOS, inclusive of legal and professional fees, equity-based compensation expense and certain expenses related to acquisitions. These additional expenses for the six months ended June 30, 2011 and 2010 totaled $1.5 million and $1.3 million, respectively, and for the years ended December 31, 2010, 2009 and 2008 totaled $5.1 million (inclusive of $2.8 million of acquisition related costs), $1.8 million and $1.8 million, respectively.

We expect to incur additional expenses as a result of the Separation, including higher interest expense (see “Unaudited Pro Forma Condensed Combined Financial Information). We also will require transition services from NTELOS for a period of time as specified in the transition services agreement with NTELOS. Upon the expiration or early termination of the transition services agreement or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third-parties, and we expect that, in some instances, we will incur higher costs to obtain such services than we incurred prior to the Separation or under the terms of such agreements. While we do not expect these higher costs to be material, the amount and timing of when we incur such additional costs may increase the variability of our earnings and cash flows after the Separation. If we are unable to lower other expenses or increase revenues, these additional expenses also will lower our earnings and our cash flows. For more information regarding the transition services agreement, see “Agreements with NTELOS—Transition Services Agreement.” We will incur one-time costs for customer and marketing communications, additional costs of being a public company and costs associated with creating a new information technology infrastructure. On a recurring basis, we will incur additional costs to maintain independent systems and to continue brand support, and we will incur incremental costs related to being a public entity in excess of previously allocated corporate expenses. However, we do not expect these additional and incremental costs to be material to our earnings and cash flows after the Separation.

With the Separation, we will offer benefits similar to those provided by NTELOS. The primary benefits include a pension plan, other postretirement benefit plans (“OPEBs”), medical benefits and a 401(k) plan.

A separate pension plan and OPEB plan will be established at the separation date and the related assets and liabilities attributable to our current employees, as well as former employees in NTELOS’ wireline operations, will be transferred to and assumed by us. The pension plan covers all employees who meet eligibility requirements and who were employed by NTELOS Inc. prior to October 1, 2003. The OPEBs plan includes certain health care and life benefits for retired employees who meet eligibility requirements and for current employees that were hired before to April 1993.

Obligations under NTELOS’s pension and OPEBs will be transferred to our company based on the eligible employees who transfer to our company and former retirees currently receiving (or eligible to receive) benefits. In our historical financial statements we recognized allocated costs for pension and OPEB benefits with the offsetting obligation recorded as a payable to NTELOS. Medical benefit and 401(k) match costs have historically been allocated to the business. In the future, these benefit costs will be based on our independent plans and actual costs incurred by Lumos Networks employees, which will vary from historical allocated costs.

Business Segments

We operate our business as two units: a competitive network service provider and a traditional RLEC. The Competitive segment derives revenue from the sale of data, Internet, traditional voice services primarily to business customers and carrier transport services to other carriers. Our Competitive segment business serves Virginia, West Virginia, and Pennsylvania, Maryland, Kentucky and Ohio over an approximately 5,800 route-mile fiber network as of June 30, 2011. We market and sell data transport, IP-based services and voice services almost exclusively to business and carrier customers. Revenues from the Competitive segment accounted for 73% and 61% of our total revenue for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively. Pro forma to include the FiberNet acquisition for the twelve months ended December 31, 2010, the Competitive segment accounted for 73% of our total revenue.

The RLEC provides service to the rural Virginia cities of Waynesboro and Covington, and portions of Alleghany, Augusta and Botetourt counties. The RLEC utilizes an Alcatel-Lucent 5ESS digital switch serving as a tandem switch to our local region. We have enhanced network functionality in the RLEC by offering high speed broadband to 98% of our service region. We have also invested in fiber-to-the-home, which passed approximately 12,700 homes as of June 30, 2011. The fiber network provides the foundation for IP-based video services, currently up to 20 Mbps high speed Internet services and will allow us to offer future high-bandwidth applications as they evolve. While the RLEC owns the fiber, the products are sold through the Competitive segment. The Competitive segment purchases basic fiber services from the RLEC but provides its own sales, customer service and customer equipment. The intercompany revenue is eliminated in our combined statements of operations.

In the RLEC segment, our fiber-to-the-home deployment in our RLEC markets significantly reduces churn in the areas where it is offered. In 2010, we received a federal broadband stimulus award to bring broadband services and infrastructure to Alleghany County, Virginia. The total project is $16 million, of which 50% ($8 million) will be funded by a grant from the federal government. We commenced this project in 2010 and began offering higher speed broadband services in Alleghany County in the fourth quarter of 2010, and we have incurred $3.9 million of total project costs in through June 30, 2011. The project is expected to be completed in 2012.

As of June 30, 2011, we operated approximately 34,500 RLEC telephone access lines. We experienced access line losses in 2009 and 2010 and these losses are expected to continue in 2011 due to continued cable competition, wireless substitution and the economic climate. We lost approximately 2,800 access lines during 2010 and we have lost approximately 900 access lines during the first six months of 2011. These line losses, coupled with mid-year 2009 rate reductions as a result of our biennial tariff filing with the FCC for one of our RLECs, contributed to a 3.8% decline in RLEC revenues from the first six months of 2011 compared to the first six months of 2010, and a 3.4% decline in RLEC revenues for 2010 compared to 2009.

Many of the market risk factors which affected our results of operations in 2009 and 2010 will likely continue in 2011. Additionally, the impact of overall unfavorable economic conditions and increased competition that we experienced throughout 2009 continued in 2010.

Operating Revenues

Our revenues are generated from the following categories:

•

Competitive segment revenues, including revenues from Enterprise Data (Dedicated Internet, Metro Ethernet, and private line), Residential and Small Business Broadband (Integrated Access, DSL, Broadband XL, and IP based video), Wholesale Transport, Voice (local lines, PRI, and Long Distance) and other legacy Competitive products and revenue streams (dial-up Internet services, switched access and reciprocal compensation); and

•	RLEC segment revenues, including local service, network access, toll and directory advertising.

Operating Expenses

Our operating expenses are incurred from the following categories:

•

cost of sales and services, including usage-based access charges, long distance and other direct costs incurred in accessing other telecommunications providers’ networks in order to provide telecommunication services to our end-user customers, leased facility expenses for connection to other carriers and engineering and repairs and maintenance expenses related to network property, plant and equipment;

•

customer operations expenses, including marketing, product management, product advertising, selling, billing, publication of regional telephone directories, customer care, directory services, customer retention and bad debt expenses;

•

corporate operations expenses, including taxes other than income, executive services, accounting, legal, purchasing, information technology, human resources and other general and administrative expenses, including earned bonuses and equity-based compensation expense related to stock and option instruments held by certain members of corporate management and expenses related to acquisitions;

•	depreciation and amortization, including depreciable long-lived property, plant and equipment and amortization of intangible assets where applicable; and

•	accretion of asset retirement obligations (“ARO”). Accretion of ARO is recorded in order to accrete the estimated ARO over the life of the related asset up to its future expected settlement cost.

Other Income (Expenses)

Our other incomes (expenses) are generated (incurred) from interest expense on accounts due to NTELOS and capital lease obligations.

Income Taxes

Our income taxes are included in the NTELOS consolidated federal income tax return and certain unitary or consolidated state income tax returns of NTELOS Holdings Corp. However, our income taxes are calculated and provided for on a separate tax return basis. Our income tax expense and effective tax rate increases or decreases based upon changes in a number of factors, including our pre-tax income or loss, state minimum tax assessments, and non-deductible expenses.

Noncontrolling Interests in Losses (Earnings) of Subsidiaries

We have an RLEC segment partnership with a 46.3% noncontrolling interest that owns certain signaling equipment and provides service to a number of small RLECs and to TNS (an interoperability solution provider).

Results of Operations

Six months ended June 30, 2011 compared to six months ended June 30, 2010

Operating revenues increased $35.3 million, or 50.9%, from the first six months of 2010 to the first six months of 2011 primarily driven by an increase in Competitive segment revenues of $36.4 million. Pro forma to include FiberNet (which is included in the Competitive segment) for the six months ended June 30, 2010, operating revenues were $104.7 million and $106.3 million for the six months ended June 30, 2011 and 2010, respectively, representing a decrease of $1.6 million, or 1.5%. Pro forma Competitive segment revenues decreased $0.5 million, or 0.6%, from the first six months of 2010 primarily from declines in voice and other products related to FiberNet operations, partially offset by increased revenues from Enterprise Data and wholesale services. Also, RLEC segment revenues declined $1.1 million from the prior year comparative period due primarily to the loss of access lines described in the overview above.

Operating income increased $4.9 million, or 23.2%, from the first six months of 2010 due to the $35.3 million increase in revenue discussed above, offset by an increase in operating expenses of $30.5 million, or 62.9%. This increase in operating expenses includes $29.9 million of operating expenses from FiberNet. Excluding FiberNet, operating expenses increased $0.6 million, or 1.2%, the net increase of which is described in the operating expenses section below.

Net income attributable to Lumos Networks increased $0.7 million, or 6.9%, from the first six months of 2010 to the first six months of 2011. Partially offsetting the $4.9 million increase in operating income is additional interest expense of $3.5 million for the additional debt from NTELOS Inc. primarily to fund the Allegheny and FiberNet acquisitions and a $0.6 million increase in income taxes related to an increase in pre-tax income.

OPERATING REVENUES

The following table identifies our external operating revenues by business segment for the six months ended June 30, 2011 and 2010:

	Six Months Ended June 30,
Operating Revenues	2011	2010	$ Variance	% Variance
(Dollars in thousands)
Competitive	$76,862	$40,443	$36,419	90.1%
RLEC	27,844	28,955	(1,111)	(3.8%)

Total	$104,706	$69,398	$35,308	50.9%

Revenues increased $35.3 million, or 50.9%, over the first six months of 2010, with revenues from the Competitive segment increasing $36.4 million driven by the new revenues from FiberNet, partially offset by the $1.1 million RLEC revenue decline. Pro forma to include FiberNet for the six months ended June 30, 2010, total wireline revenues decreased by $1.6 million, or 1.5%, as described by segment below.

•

Competitive Revenues. Competitive revenue, pro forma to include FiberNet for the six months ended June 30, 2010, decreased $0.5 million from the first six months of 2010. This decrease was primarily due to a $3.3 million decline in voice, principally associated with FiberNet, and a $0.8 million decline in other non-strategic revenues, including dial-up Internet and reciprocal compensation. These decreases were partially offset by an increase in revenues from Enterprise Data services of $1.8 million, with Metro Ethernet continuing to be our highest growth product, and a $1.5 million increase in wholesale revenues.

•

RLEC Revenues. RLEC revenues decreased $1.1 million, or 3.8%, from the first six months of 2010 primarily due to decreased access and local service revenues resulting from a 7.0% decrease in access lines. Also contributing to the decrease was network grooming by our carrier customers with whom we interconnect and for whom we provide access services. On July 1, 2011, our interstate access rates were subject to a biennial reset, which resulted in a reduction of these rates. This rate reset is estimated to result in a $1.3 million reduction in revenue during the second half of 2011.

Access lines totaled approximately 34,500 as of June 30, 2011 and approximately 37,100 as of June 30, 2010, a 2,600 line decline. This access line loss is reflective of residential wireless substitution, the effect of current economic conditions on businesses and competitive voice service offerings from cable operators in our RLEC markets.

OPERATING EXPENSES

The following table identifies our operating expenses by business segment, consistent with the table presenting operating revenues above, for the six months ended June 30, 2011 and 2010:

	Six Months Ended June 30,
Operating Expenses	2011	2010	$ Variance	% Variance
(Dollars in thousands)
Competitive	$46,914	$23,546	$23,368	99.2%
RLEC	8,503	9,290	(787)	(8.5%)

Operating expenses, before equity-based compensation charges, acquisition related charges, depreciation and amortization and accretion of asset retirement obligations	55,417	32,836	22,581	68.8%
Equity-based compensation	1,362	720	642	89.2%
Acquisition related charges	80	—	80	N/M
Depreciation and amortization and accretion of asset retirement obligations	22,055	14,900	7,155	48.0%

Total operating expenses	$78,914	$48,456	$30,458	62.9%

The following describes our operating expenses by segment and on a basis consistent with our financial statement presentation.

Our operating expenses for the first six months of 2011 before equity-based compensation charges, expenses related to acquisitions and depreciation and amortization and accretion of asset retirement obligations increased $22.6 million over the first six month of 2010. This increase is primarily attributable to $23.8 million in these operating expenses related to FiberNet (Note 1) in the first six months of 2011 and a decline of $1.2 million, or 3.6%, from the RLEC segment and the remaining markets in the Competitive segment, reflective of continuing network grooming and increasing the percentage of on-network traffic.

COST OF SALES AND SERVICES—Cost of sales and services increased $17.9 million, or 83.0%, over the six months ended June 30, 2010. FiberNet accounted for $17.8 million of this increase. We expect network expenses related to the original FiberNet customer base to decline due to churn of residential and other narrowband customers and as we groom this network by pruning leased facilities and by servicing more customers on our network to eliminate lease access expenses and improve the quality of the service.

CUSTOMER OPERATIONS EXPENSES—Customer operations expenses increased $3.7 million, or 57.2%, over the first six months of 2010. FiberNet accounted for the entire increase.

CORPORATE OPERATIONS EXPENSES—Corporate operations expense increased $1.7 million, or 31.1%, over the first six months of 2010. Included in this increase is $2.1 million of expenses related to FiberNet for the six months ended June 30, 2011. The partially offsetting net decrease of $0.4 million was primarily related to a decrease in legal and professional fees allocated from NTELOS Inc.

DEPRECIATION AND AMORTIZATION AND ACCRETION OF ASSET RETIREMENT OBLIGATIONS—Depreciation and amortization and accretion of asset retirement obligations increased $7.2 million, or 48.0%, over the first six months of 2010. This increase is primarily attributable to a $3.0 million increase in depreciation expense related to a significant increase in the depreciable asset base as a result of the FiberNet acquisition and a $4.2 million increase in amortization expense. The increase in amortization expense related to the addition of customer and other amortizable intangible assets from the FiberNet acquisition, a majority of the amortization expense for which is escalated in the early years of the asset lives based on these assets’ estimated pattern of benefit.

OTHER INCOME (EXPENSES)

Interest expense was $6.3 million for the first six months of 2011, an increase of $3.5 million, or 128%, from the first six months of 2010 due primarily to the increase in the payable to NTELOS which reflects additional borrowing to fund the FiberNet acquisition on December 1, 2010. Interest expense was $2.6 million for the second quarter of 2011, a decrease of $1.2 million, or 31.1%, from the first quarter of 2011 due to a reduction in the weighted average interest rate charged by NTELOS Inc. due to a March 2011 debt repricing and increased $0.6 million, or 32.8%, from the fourth quarter of 2010 due primarily to the increase in the payable to NTELOS described above, partially offset by interest expense savings related to the reduction in the weighted average interest rate. As reflected in the accompanying unaudited pro forma condensed combined statement of operations, the annual interest expense at the time of the separation, after adjustment for the level of debt and anticipated interest rates, is projected to be approximately $14.2 million.

INCOME TAXES

Income tax expense for the six months ended June 30, 2011 and 2010 was $7.9 million and $7.3 million, respectively, representing the statutory tax rate applied to pre-tax income and the effects of certain non-deductible compensation. The Company expects its recurring non-deductible expenses to relate primarily to certain non-cash share-based compensation, restructuring costs associated with the proposed separation and other non-deductible compensation. For the remainder of 2011, the amount of these charges is expected to be approximately $0.5 million.

We have prior year unused net operating losses, including certain built-in losses (“NOLs”) totaling $5.6 million as of June 30, 2011. These NOLs are subject to an adjusted annual maximum limit (the “IRC 382 Limit”) of $0.3 million. Based on the IRC 382 Limit, the Company expects to use NOLs of approximately $3.9 million as follows: $0.7 million in 2012 and $0.3 million per year in 2013 through 2022. In addition, we expect to realize an NOL in 2011 as a result of the significant increase in bonus depreciation due to the passage of the “Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010.” We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Year ended December 31, 2010 compared to year ended December 31, 2009

Total revenue increased $15.4 million, or 11.8%, over 2009 despite a $2.0 million decline in RLEC revenues. The Competitive segment increase of $17.4 million resulted from (i) a 26% organic growth rate in Metro Ethernet services, (ii) an 18% organic growth rate in carrier transport and (iii) revenues associated with the fiber optic assets acquired from Allegheny Energy, Inc. on December 31, 2009 and revenues associated with the purchase of FiberNet on December 1, 2010. Organic growth is fueled by success-based fiber builds which are often leveraged by adding additional customers in close proximity and serve to reduce third party access expense and control service quality.

Operating expenses increased $14.8 million driven by increases of approximately $3.0 million and nearly $4.0 million related to the new Allegheny markets and the FiberNet acquisition, respectively (Note 2 of the audited combined financial statements included herein), $5.2 million from corporate operations for transaction and legal expenses and $2.7 million for higher depreciation and amortization. Excluding the $3.0 million of FiberNet acquisition costs, operating income increased 8.9% over 2009.

Net income attributable to Lumos Networks decreased $2.5 million, or 10.5%, from 2009 to 2010. Offsetting the $0.6 million increase in operating income is additional interest expense of $4.3 million for the additional debt from NTELOS Inc. primarily to fund the Allegheny and FiberNet acquisitions, partially offset by $1.3 million of lower tax expense.

OPERATING REVENUES

The following table identifies our external operating revenues by business segment for the years ended December 31, 2010 and 2009:

	Year Ended December 31,
Operating Revenues	2010	2009	$ Variance	% Variance
(Dollars in thousands)
Competitive	$88,471	$71,086	$17,384	24.5%
RLEC	57,493	59,509	(2,016)	(3.4%)

Total	$145,964	$130,595	$15,369	11.8%

Revenues increased $15.4 million, or 11.8%, over 2009, with revenues from the Allegheny asset acquisition of nearly $7 million in 2010 and revenues from the FiberNet acquisition of nearly $6 million in 2010 (Note 2 of the audited combined financial statements included herein). Excluding the revenue from the aforementioned acquisitions, success based investments in Enterprise Data, broadband services and transport services led to a $6.3 million, or 14.1%, increase in revenues from these products within the Competitive segment. These increases were partially offset by a $2.0 million, or 3.4%, decrease in RLEC revenues and a $1.7 million decrease in voice and legacy other Competitive segment revenues. Excluding the Allegheny and FiberNet revenues, Competitive revenue grew 6.6% and total revenue grew 2.0% over 2009.

•

Competitive Revenues. Competitive revenue increased $17.4 million over 2009, which includes approximately $13 million from the Allegheny and FiberNet acquisitions. Excluding these new revenues from acquisitions, Enterprise Data and Residential and Small Business Broadband revenue from our markets increased $3.3 million while wholesale revenue increased $3.0 million. Additionally, excluding new revenues from acquisitions, Metro Ethernet revenue increased 26% due to an increase in customer connections of 23%, but revenues from voice and other legacy products, including dial-up Internet, reciprocal compensation and switched access, decreased $1.3 million from 2009. We expect to introduce the additional Enterprise Data and Broadband services to our new customers acquired in the FiberNet acquisition and into the FiberNet and Allegheny markets that are new to us.

•

RLEC Revenues. RLEC revenues decreased $2.0 million, or 3.4%, from 2009 primarily due to decreased access and local service revenues resulting from a 7.4% decrease in access lines. On July 1, 2009, our interstate access rates were subject to a regulatory biennial reset (reduction). This rate reset coupled with network grooming contributed to the revenue reduction.

Access lines totaled approximately 35,400 as of December 31, 2010 and approximately 38,200 as of

December 31, 2009. This access line loss is reflective of residential wireless substitution, competition from cable companies and the effect of current economic conditions on businesses.

OPERATING EXPENSES

The following table identifies our operating expenses by business segment, consistent with the table presenting operating revenues above, for the years ended December 31, 2010 and 2009:

	Year Ended December 31,
Operating Expenses	2010	2009	$ Variance	% Variance
(Dollars in thousands)
Competitive	$51,154	$43,276	$7,878	18.2%
RLEC	17,755	17,208	547	3.2%

Operating expenses, before equity-based compensation charges, voluntary early retirement and workforce reduction plans, acquisition related charges, depreciation and amortization and accretion of asset retirement obligations	68,909	60,484	8,425	13.9%
Equity-based compensation	1,529	794	735	92.5%
Voluntary early retirement and workforce reduction plans	—	59	(59)	(100.0%)
Acquisition related charges	3,020	—	3,020	N/M
Depreciation and amortization	31,365	28,641	2,724	9.5%
Accretion of asset retirement obligations	11	78	(67)	(85.9%)

Total operating expenses	$104,835	$90,057	$14,778	16.4%

The following describes our operating expenses by segment and on a basis consistent with our financial statement presentation. This discussion relates to our operating expenses by segment before equity-based compensation charges, voluntary early retirement plan and workforce reductions, expenses related to acquisitions, depreciation and amortization and accretion of asset retirement obligations:

•

Competitive - The increase noted in the table above was driven by additional expenses related to FiberNet operations of approximately $4.0 million in December 2010 (Note 2 of the audited combined financial statements included herein) and additional expenses related to the December 2009 Allegheny asset acquisition of approximately $3.0 million. For 2011, we believe we will achieve network efficiencies with FiberNet and improve the customer mix to more on-net customers.

•	RLEC - The increase of $0.5 million was driven by professional fees associated with access revenue disputes and higher operating taxes.

COST OF SALES AND SERVICES—Cost of sales and services increased $6.3 million primarily attributable to increases of approximately $2.8 million and $3.1 million related to the new Allegheny network and the FiberNet acquisition, respectively. The remaining increase of $0.4 million is incremental access expense as a result of Competitive growth. Overall, direct access expense as a percentage of revenue decreased from 24% in 2009 to 22% in 2010.

CUSTOMER OPERATIONS EXPENSES—Customer operations expenses increased $0.6 million primarily for incremental costs of FiberNet operations.

CORPORATE OPERATIONS EXPENSES—Corporate operations expense increased $5.1 million from 2009 to 2010. Results for 2010 include $3.0 million of legal and professional fees related to the acquisition of FiberNet. The increase over 2009 is also attributable to a $0.9 million increase in expense related to a discretionary annual cash bonus and an increase in equity-based compensation expense. Other increases include legal and professional fees, operating taxes and regulatory fees, which collectively increased $1.1 million over 2009.

DEPRECIATION AND AMORTIZATION EXPENSES—Depreciation and amortization expenses increased $3.0 million, or 8.5%, from 2009 to 2010. This increase is primarily attributable to a 30% increase in the asset base which contributed to an increase in depreciation expense of $1.8 million. Amortization expense increased $1.2 million, or 16.5%, related to the addition of a customer list intangible asset from the Allegheny asset acquisition on December 31, 2009 and customer and other amortizable intangible assets from the FiberNet acquisition on December 1, 2010.

OTHER INCOME (EXPENSES)

Interest expense increased $4.3 million, or 289%, from 2009 due primarily to the increase in the payable to NTELOS to support the FiberNet acquisition (Note 2 of the audited combined financial statements included herein). Interest is charged to us by NTELOS based on NTELOS weighted average borrowing rate without the inclusion of debt issuance cost and original issue discount amortization. Other income (expense) was flat between 2009 and 2010.

INCOME TAXES

Income tax expense for 2010 was $14.5 million, with an effective rate of 40.9% representing the statutory tax rate applied to pre-tax income and the effects of certain non-deductible compensation, noncontrolling interests and other non-deductible expenses. We expect our recurring non-deductible expenses to relate primarily to certain non-cash share-based compensation. For 2011, the amounts of these charges for equity-based awards outstanding as of December 31, 2010 are expected to be $1.0 million. Income taxes for 2009 were $15.8 million with an effective rate of 40.2%. We expect the effective tax rate for 2011 to be consistent with 2010.

We had unused net operating losses (“NOLs”) totaling $5.6 million as of December 31, 2010. These NOLs are subject to an adjusted annual maximum limit (the “IRC 382 Limit”) of $0.3 million and survive the proposed separation. Based on the IRC 382 Limit, we expect to use NOLs of approximately $3.9 million as follows: $0.3 million per year in 2011 through 2022.

Year ended December 31, 2009 compared to year ended December 31, 2008

Operating revenues increased $1.8 million, or 1.4%, from 2008 to 2009. Competitive revenue increased $4.0 million, or 5.9%, offset by a decline in the RLEC revenue of $2.2 million. Operating income increased $1.6 million, or 4.0%, over 2008. Operating margin increased from 30.3% for the year ended December 31, 2008 to 31.1% for the year ended December 31, 2009. The increase in operating income and the margin expansion for the year are attributable to successfully managing growth in overall operating expenses, which increased only $0.3 million due to increases in cost of sales related to higher customer revenues and depreciation expense, partially offset by lower customer and corporate operations expense.

Net income attributable to Lumos Networks increased $0.6 million, or 2.7%, over 2008. Other income was flat between 2008 and 2009 and income tax expense increased $0.9 million.

OPERATING REVENUES

The following table identifies our external operating revenues by business segment for the years ended December 31, 2009 and 2008:

	Year Ended December 31,
Operating Revenues	2009	2008	$ Variance	% Variance
(Dollars in thousands)
Competitive	$71,086	$67,115	$3,971	5.9%
RLEC	59,509	61,691	(2,182)	(3.5%)

Total	$130,595	$128,806	$1,789	1.4%

Revenues increased $1.8 million or 1.4%. Revenue from Enterprise Data, Residential and Small Business Broadband, and transport services increased $5.4 million, or 13.6%. This growth was offset by a $2.2 million, or 3.5%, decrease in RLEC revenues and a $1.4 million decrease in voice and legacy other Competitive segment revenues.

•

Competitive Revenues. Competitive revenue for 2009 increased $4.0 million, or 5.9%, over 2008. Enterprise Data and Residential and Small Business Broadband increased $3.5 million with 22% growth in Metro Ethernet connections. In addition, wholesale transport increased $1.8 million Revenue from other legacy products and voice declined $1.4 million.

•

RLEC Revenues. RLEC revenues decreased $2.2 million from the prior year primarily due to decreased access and local service revenues resulting from a 7.0% decrease in access lines, partially offset by a 5.6% increase in carrier access minutes due primarily to growth in usage by wireless carriers including the NTELOS wireless segment. On July 1, 2009, our interstate access rates were subject to a regulatory biennial reset (reduction). This rate reset coupled with network grooming resulted in an annual reduction in revenue of approximately $2.4 million.

Access lines totaled approximately 38,200 as of December 31, 2009 and 41,100 as of December 31, 2008. This 2,900, or 7%, access line loss is reflective of residential wireless substitution, the effect of current economic conditions on businesses, the introduction of competitive voice service offerings from Comcast, which commenced in May 2008 in one of our three RLEC markets and the conversion of Centrex lines to PBX trunks.

OPERATING EXPENSES

The following table identifies our operating expenses by business segment, consistent with the table presenting operating revenues above, for the years ended December 31, 2009 and 2008:

	Year Ended December 31,
Operating Expenses	2009	2008	$ Variance	% Variance
(Dollars in thousands)
Competitive	$43,276	$42,652	$624	1.5%
RLEC	17,208	18,590	(1,382)	(7.5%)

Operating expenses, before equity-based compensation charges, charges from voluntary early retirement and workforce reduction plans, depreciation and amortization and accretion of asset retirement obligations	60,484	61,242	(758)	(1.2%)
Equity-based compensation	794	581	213	36.7%
Voluntary early retirement and workforce reduction plans	59	981	(922)	(93.8%)
Depreciation and amortization	28,641	26,958	1,683	6.2%
Accretion of asset retirement obligations	78	75	3	4.0%

Total operating expenses	$90,057	$89,838	$219	0.2%

The following describes our operating expenses by segment and on a basis consistent with our financial statement presentation. This discussion relates to our operating expenses by segment before equity-based compensation charges, charges from our voluntary early retirement and workforce reduction plans, depreciation and amortization and accretion of asset retirement obligations:

•

Competitive - The increase noted in the table above was driven by incremental personnel expense and additional access expenses to support the $4.0 million revenue growth. Access expense declined from 27% of revenue in 2008 to 24% of revenue in 2009 as we improved the mix of customers on-net.

•

RLEC - The decrease in operating expenses noted in the table above are primarily attributable to decreases in general and administrative costs from lower performance-based compensation expenses, efficiencies from shifting shared resources to the Competitive segment and the reduction in the number of employees following the voluntary early retirement discussed further below.

COST OF SALES AND SERVICES—Cost of sales and services increased $1.3 million, or 3.1%, from 2008 to 2009. Access expense paid to other carriers for network usage and long distance increased $0.5 million and repairs and maintenance for network facilities related expenses increased $0.5 million. Other increases were in materials and supplies and utilities which increased $0.3 million collectively.

CUSTOMER OPERATIONS EXPENSES—Customer operations expenses decreased $0.5 million, or 4.4%, from 2008 to 2009, primarily as a result of a $0.5 million decrease in performance-based compensation expense due to NTELOS not achieving minimum consolidated financial targets in 2009. Other operating expenses were flat for 2009 compared to 2008.

CORPORATE OPERATIONS EXPENSES—Corporate operations expense decreased $2.2 million, or 20.8%, from 2008 to 2009. This decrease includes a decrease of $0.9 million related to charges in 2008 for a voluntary early retirement offered to certain employees in the wireline division. These charges primarily represent an enhanced pension benefit offered to 22 employees who accepted the early retirement offer. Additionally, performance-based compensation expense decreased $1.2 million for reasons noted above.

DEPRECIATION AND AMORTIZATION EXPENSES—Depreciation and amortization expenses increased $1.7 million, or 6.2%, from 2008 to 2009 primarily attributable to a $16.5 million increase in the average depreciable asset base which led to a $1.5 million increase in depreciation expense and an acceleration of depreciation expense related assets retired earlier than anticipated which led to a $0.6 million increase in depreciation expense. Partially offsetting these increases was a $0.4 million decrease in amortization expense from 2008 due to the scheduled completion of amortization for a customer list intangible asset after the first quarter of 2008.

INCOME TAXES

Income tax expense for 2009 was $15.8 million, representing the statutory tax rate applied to pre-tax income and the effects of certain non-deductible compensation, noncontrolling interests, and other non-deductible expenses. We expect our recurring non-deductible expenses to relate primarily to certain non-cash share-based compensation. Income taxes for 2008 were $14.9 million, driven by non-deductible, non-cash equity-based compensation.

Quarterly Results

The following table sets forth selected unaudited combined quarterly statement of operations data for each of the four quarters in each of 2009 and 2010, and for the first and second quarters of 2011. This unaudited information has been prepared on substantially the same basis as our combined financial statements appearing elsewhere in this report and includes all adjustments (consisting of normal recurring adjustments) we believe necessary for a fair statement of the unaudited combined quarterly data. The unaudited combined quarterly statement of operations data should be read together with the combined financial statements and related notes thereto included elsewhere in this information statement. The results for any quarter are not necessarily indicative of results for any future period, and you should not rely on them as such.

	Quarter Ended
Summary Operating Results (Unaudited)(1) (In thousands)	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Operating Revenues
Competitive	$38,473	$38,389	$27,071	$20,957	$20,248	$20,195	$18,090	$17,893	$17,479	$17,624
RLEC	13,589	14,255	13,942	14,596	14,095	14,860	14,327	14,960	15,031	15,191

Total Operating Revenues	52,062	52,644	41,013	35,553	34,343	35,055	32,417	32,853	32,510	32,815

Operating Expenses
Competitive	23,002	23,912	15,681	11,929	11,670	11,876	10,658	10,579	10,968	11,071
RLEC	4,035	4,468	4,256	4,208	4,264	5,026	4,346	3,992	4,443	4,428

Operating expenses, before depreciation and amortization and accretion of asset retirement obligations, equity-based compensation charges, charges from voluntary early retirement and workforce reduction plans and acquisition related charges	27,037	28,380	19,937	16,137	15,934	16,902	15,004	14,571	15,411	15,499
Depreciation and amortization and accretion of asset retirement obligations	11,025	11,030	9,073	7,403	7,601	7,299	8,113	7,011	6,748	6,847
Equity-based compensation	674	688	422	387	377	343	146	201	270	177
Voluntary early retirement and workforce reduction plans	—	—	—	—	—	—	59	—	—	—
Acquisition related charges	39	41	2,171	849	—	—	—	—	—	—

Total Operating Expenses	38,775	40,139	31,603	24,776	23,912	24,544	23,322	21,783	22,429	22,523

Operating Income	13,287	12,505	9,410	10,777	10,431	10,511	9,095	11,070	10,081	10,292
Other Income (Expenses)
Interest expense	(2,563)	(3,718)	(1,931)	(1,065)	(1,373)	(1,383)	(580)	(496)	(312)	(90)
Other income (expense)	(7)	14	18	9	11	5	2	8	(7)	102

	(2,570)	(3,704)	(1,913)	(1,056)	(1,362)	(1,378)	(578)	(488)	(319)	12

	10,717	8,801	7,497	9,721	9,069	9,133	8,517	10,582	9,762	10,304
Income Tax Expense	4,157	3,738	3,162	4,104	3,706	3,623	3,334	4,266	3,961	4,207

Net Income	6,560	5,063	4,335	5,617	5,363	5,510	5,183	6,316	5,801	6,097
Net (Income) Loss Attributable to Noncontrolling Interests	(37)	(48)	(27)	(14)	(71)	(7)	(16)	4	(10)	(17)

Net Income Attributable to Lumos Networks	$6,523	$5,015	$4,308	$5,603	$5,292	$5,503	$5,167	$6,320	$5,791	$6,080

(1)

The operating results for fiscal year 2010 include the results of the Allegheny acquisition effective January 1, 2010 and the results of the FiberNet acquisition effective December 1, 2010. For further details on these acquisitions, refer to Note 2 of the audited combined financial statements included herein.

Liquidity and Capital Resources

For the six months ended June 30, 2011 and 2010 and for the years ended December 31, 2010 and 2009, our working capital requirements, capital expenditures (excluding acquisitions) and cash dividends were funded by cash on hand and net cash provided from operating activities. We funded the acquisition from Allegheny and the purchase of FiberNet (Note 2 of the audited combined financial statements included herein) with approximately $27 million and $163 million of borrowings from NTELOS Inc. and using net cash provided from operating activities. We believe our cash generated from operating segments will continue to fund our working capital requirements, capital expenditures and anticipated interest and principal payments from the $340 million of indebtedness we expect to incur under our new credit facilities.

As of June 30, 2011, we had $258.4 million in aggregate long term liabilities, consisting of a $182.9 million long-term obligation to NTELOS Inc. and $75.4 million in other long-term liabilities, inclusive of deferred income tax liabilities of $68.6 million and other long-term liabilities of $6.8 million.

In addition to the obligation to NTELOS Inc., we have also entered into capital leases on vehicles and equipment used in our operations with lease terms of four to ten years. We also assumed $1.6 million of capital leases primarily on telephony equipment with the FiberNet acquisition. As of June 30, 2011, the net present value of these future minimum lease payments was $2.2 million. As of June 30, 2011, the principal portion of the capital lease obligations is due as follows: $0.3 million for the remainder of 2011, $0.6 million in 2012, $0.6 million in 2013, $0.4 million in 2014, $0.2 million in 2015 and $0.1 million thereafter.

During the six months ended June 30, 2011, net cash provided by operating activities was approximately $38.5 million. Net income during this period was $11.6 million and we recognized $29.8 million of depreciation, amortization, deferred taxes and other non-cash charges (net). Total net changes in operating assets and liabilities used $2.9 million. The principal changes in operating assets and liabilities from December 31, 2010 to June 30, 2011 were as follows: current assets increased $0.2 million related to increases in prepaid maintenance contract and rents; accounts payable decreased $3.8 million; and other current liabilities increased $1.0 million primarily related to the payment of operating taxes and other annual payments not made until later in the year.

During the six months ended June 30, 2010, net cash provided by operating activities was approximately $28.1 million. Net income during this period was $10.9 million. We recognized $13.4 million of depreciation, amortization, deferred taxes and other non-cash charges (net). Total net changes in operating assets and liabilities provided $3.9 million. The principal changes in operating assets and liabilities from December 31, 2009 to June 30, 2010 were as follows: accounts receivable decreased $0.1 million; other current assets increased $0.2 million; accounts payable increased $2.4 million due to timing of payments; and other current liabilities increased $1.6 million primarily related to the payment of operating taxes and other annual payments not made until later in the year.

During the year ended December 31, 2010, net cash provided by operating activities was approximately $59.0 million. Net income during this period was $20.9 million and we recognized $34.2 million of depreciation, amortization, deferred taxes and other non-cash charges (net). Total net changes in operating assets and liabilities generated $3.8 million (exclusive of the operating assets and liabilities acquired in the FiberNet acquisition). The principal changes in operating assets and liabilities from December 31, 2009 to December 31, 2010 were as follows: accounts receivable decreased by $1.2 million, accounts payable increased $0.9 million and other current liabilities accrued expenses increased $1.5 million.

During the year ended December 31, 2009, net cash provided by operating activities was approximately $54.4 million. Net income during this period was $23.4 million. We recognized $30.6 million of depreciation, amortization, deferred taxes and other non-cash charges (net). Total net changes in operating assets and liabilities generated $0.4 million.

During the year ended December 31, 2008, net cash provided by operating activities was approximately $53.9 million. Net income during this period was $22.8 million. We recognized $28.7 million of depreciation, amortization, deferred taxes and other non-cash charges (net). Total net changes in operating assets and liabilities generated $2.5 million. The principal changes in operating assets and liabilities from December 31, 2007 to December 31, 2008 were as follows: accounts receivable decreased by $1.0 million, accounts payable decreased $1.0 million, other liabilities increased $1.5 million and other current assets increased $0.3 million.

Our cash flows used in investing activities for the six months ended June 30, 2011 were approximately $34.6 million, of which approximately $33.8 million was used for the purchase of property and equipment comprised of (i) $7.8 million for the FiberNet network infrastructure and integration, (ii) $14.2 million for success-based customer and network expansion, and (iii) $11.9 million for infrastructure upgrades and network sustainment. Our cash flows used in investing activities for the six months ended June 30, 2011 also included $0.8 million due from Rural Utilities Service (“RUS”) for reimbursement of the grant portion of capital spent on the projects during the six months ended June 30, 2011.

Our cash flows used in investing activities for the six months ended June 30, 2010 were approximately $22.2 million used for routine capital outlays and facility upgrades supporting our RLEC operations, for the actual and projected growth of our voice and data offerings, including those in our new territories from the Allegheny Energy, Inc. fiber acquisition, and for fiber deployment in the RLEC territory related to an infrastructure upgrade to offer, among other services, enhanced broadband services and IPTV-based video services.

Our cash flows used in investing activities for the year ended December 31, 2010 were approximately $211.3 million of which $162.5 million was used for the purchase of FiberNet and approximately $40.3 million was used for purchases of property and equipment related to our legacy wireline business, including approximately $3.7 million for the Allegheny network infrastructure and integration, $14.4 million for success-based customer and network expansion and $22.2 million for RLEC infrastructure upgrades, continued fiber-to-the-home investment, growth and network sustainment. Additionally, we placed $8.1 million in pledged deposits for our Rural Utilities Service (“RUS”) grant and had $0.7 million due from RUS for reimbursement of the grant portion of capital spent on the projects through December 31, 2010 (Note 3 of the audited combined financial statements included herein).

Our cash flows used in investing activities for year ended December 31, 2009 were approximately $63.7 million. Of this total, $26.7 million was used to acquire certain fiber optic and network assets and related transport and data service contracts from Allegheny. The remaining $37.0 million was comprised of approximately $14.3 million for facility upgrades and routine capital outlays supporting our wireline segments and the remaining $22.7 million represented capital expenditures necessary to support the actual and projected growth of our high capacity transport, voice and data offerings and new fiber deployments within and contiguous to our existing Competitive segment service areas, for fiber deployment in the RLEC territory related to an infrastructure upgrade to offer, among other services, enhanced broadband services and IPTV-based video services.

Our cash flows used in investing activities for the year ended December 31, 2008 were approximately $34.9 million, $13.4 million of which was for routine capital outlays and facility upgrades supporting our RLEC operations and the remaining $21.5 million represented capital expenditures necessary to support the actual and projected growth of our Competitive segment voice and data offerings and for fiber deployment in the RLEC territory related to an infrastructure upgrade to offer, among other services, an enhanced broadband service offering and an IPTV-based video service offering.

Excluding additional capital expenditures relating to information technology discussed below, we currently expect capital expenditures for 2011 to be in the range of $53 million to $59 million, including approximately $6 million of one-time costs related to the integration of FiberNet. Our remaining capital expenditures will be targeted to fund growth and network support in the new FiberNet regions, provide normal network facility upgrades for our RLEC operations, to support the projected growth of our Competitive segment voice and data offerings, including strategic fiber builds, and fiber deployment in the RLEC territory related to an infrastructure upgrade to offer, among other services, continued deployment of fiber-to-the-home and growth in IPTV-based video subscribers and revenues. NTELOS will incur one-time investments to split shared systems and create a new information technology infrastructure prior to the Separation. After the Separation and after completing the transition onto our own information technology systems, we expect information technology capital expenditures on an annual basis to range from $2 million to $4 million which previously were recognized by NTELOS. In addition, as we establish our own information technology infrastructure during the transition service period, we would expect to incur additional one-time capital expenditures.

Net cash used in financing activities for the six months ended June 30, 2011 aggregated $3.9 million, which primarily represents the following:

•	$4.3 million net borrowings from NTELOS Inc.;

•	$7.6 million used for dividends to NTELOS Communications Inc.; and

•	$0.7 million payments under capital lease obligations.

Net cash used in financing activities for the six months ended June 30, 2010 aggregated $6.0 million, which primarily represents the following:

•	$10.9 million net borrowings from NTELOS Inc.;

•	$16.7 million used for dividends to NTELOS Communications Inc.; and

•	$0.2 million payments under capital lease obligations.

Net cash provided by financing activities for the year ended December 31, 2010 aggregated $152.8 million, which primarily represents the following:

•	$182.3 million proceeds related to borrowings from NTELOS Inc.;

•	$29.2 million used for dividends to NTELOS Communications Inc.; and

•	$0.3 million payments under capital lease obligations.

Net cash provided by financing activities for the year ended December 31, 2009 aggregated $9.3 million, which primarily represents the following:

•	$41.4 million in proceeds related to borrowings from NTELOS Inc.;

•	$31.7 million used for dividends to NTELOS Communications Inc.;

•	$0.2 million for a capital distribution to minority interests; and

•	$0.2 million payments under capital lease obligations.

Net cash used in financing activities for the year ended December 31, 2008 aggregated $19.1 million, which primarily represents the following:

•	$12.7 million proceeds related to borrowings from NTELOS Inc.;

•	$31.5 million used for dividends to NTELOS Communications Inc.; and

•	$0.3 million payments under capital lease obligations.

As of June 30, 2011, we had approximately $8.5 million in cash and restricted cash and working capital (current assets minus current liabilities) of approximately $8.2 million. Of the total cash on hand as of June 30, 2011, $8.1 million represents previously mentioned pledged deposits for our RUS grant and $0.5 million represents unrestricted cash.

Our RLEC paid dividends of $29.2 million and $7.6 million to NTELOS Communications Inc., a subsidiary of NTELOS, in 2010 and in the six months ended June 30, 2011, respectively, in accordance with the requirements of NTELOS Inc.’s senior secured credit facility. After the Separation, our RLEC will no longer be a subsidiary of NTELOS Communications Inc.; such dividend will be paid to us in accordance with our anticipated senior secured credit facility.

We believe that our cash flow from operations will be sufficient to satisfy our foreseeable working capital requirements and capital expenditures for the next 24 months. If our growth opportunities result in unforeseeable capital expenditures, we may need to seek additional financing in the future.

We have arranged for a senior secured credit facility that will be effective upon the Separation. A significant portion of the financing proceeds will be used to settle intercompany debt obligations owed to NTELOS Inc. and to fund NTELOS Inc.’s mandatory repayment on its credit facility. Using these collective proceeds, NTELOS Inc. will reduce its debt to a level such that the debt to last twelve months Adjusted EBITDA (as defined in NTELOS Inc.’s credit agreement) ratio will be less than 3.35 to 1.

After considering the cost to service the new senior secured credit facility as well as fund the anticipated level of capital expenditures and fund other routine items such as income taxes, interest and scheduled principal payments, we anticipate that we will generate sufficient cash flow to enable us to pay a regular quarterly dividend following the Separation. (See “Dividend Policy” on page 57.) All decisions regarding the declaration and payment of dividends will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements and restrictions under our credit agreement, applicable law and other factors our board deems relevant.

Contractual Obligations and Commercial Commitments

We have contractual obligations and commercial commitments that may affect our financial condition. The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2010:

	Payments Due by Period
(In thousands)	Total	Less than one year	Two to three years	Four to five years	After five years
Long-term debt obligations (1),(2)	$178,616	$—	$—	$—	$178,616
Capital lease obligations (2)	1,967	615	1,030	322	—
Operating lease obligations	14,712	1,695	2,943	2,837	7,237
Purchase obligations	$7,437	$7,437	$—	$—	$—

(1)

Represents the long-term obligation to NTELOS Inc. (Note 5 of the audited combined financial statements included herein). As described above, we intend to pay off this intercompany debt obligation by means of a Distribution to NTELOS at the time of the Separation.

(2)	Excludes interest.
(3)

Table excludes $68.3 million of long-term liabilities outstanding as of December 31, 2010. Of this amount, $61.2 million relates to deferred income tax liabilities. The remaining amount relates to miscellaneous obligations or contingent obligations, the timing of which is uncertain.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements or financing activities with special purpose entities.

Critical Accounting Policies and Estimates

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, management has identified our critical accounting policies for discussion herein. These policies have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

Principles of Combination

The combined financial statements principally represent the financial results reflected by NTELOS Holdings Corp. constituting the companies comprising the Competitive and RLEC Wireline segments and all of these company’s wholly-owned subsidiaries and one limited liability corporation where the Company or certain of its subsidiaries, as managing member, exercises control. All significant intercompany accounts and transactions have been eliminated. These financial results have been adjusted to reflect certain corporate expenses which were not previously allocated to the segments. These allocations primarily represent corporate support functions, including but not limited to accounting, human resources, information technology and executive management, as well as corporate legal and professional fees, including audit fees, and equity-based compensation expense related to equity-based awards granted to employees in corporate support functions. These additional expenses for the six months ended June 30, 2011 and 2010 totaled $1.5 million and $1.3 million, respectively, and for the twelve months ended December 31, 2010, 2009 and 2008 totaled $5.1 million (inclusive of $2.8 million of acquisition related costs), $1.8 million and $1.8 million, respectively.

Revenue Recognition Policies

We recognize revenue when services are rendered or when products are delivered, installed and functional, as applicable. Certain services of ours require payment in advance of service performance. In such cases, we record a service liability at the time of billing and subsequently recognize revenue ratably over the service period. We bill customers certain transactional taxes on service revenues. These transactional taxes are not included in reported revenues as they are recognized as liabilities at the time customers are billed.

We earn revenue by providing access to and usage of our networks. Local service revenues are recognized as services are provided. Wholesale revenues are earned by providing switched access and other switched and dedicated services to other carriers. Revenues for equipment sales are recognized at the time of sale or installation when the equipment is installed by us.

We evaluate related transactions to determine whether they should be viewed as multiple deliverable arrangements, which impact revenue recognition. Multiple deliverable arrangements are presumed to be bundled transactions and the total consideration is measured and allocated to the separate units based on their relative fair value with certain limitations. Nonrefundable activation fee revenue and certain associated direct costs are deferred as they are not associated with multiple deliverable arrangements but are directly associated with the underlying service being provided over the applicable coverage period. In all cases, the direct activation costs exceed the related activation revenues. When deferral is appropriate, we defer these direct activation costs up to but not in excess of the related deferred revenue.

We periodically make claims for recovery of access charges on certain minutes of use terminated by us on behalf of other carriers. We recognize revenue in the period that it is able to estimate the amount and when the collection of such amount is considered probable.

Trade Accounts Receivable

We sell our services to residential and commercial end-users and to other communication carriers primarily in Virginia, West Virginia and portions of Maryland, Pennsylvania, Ohio and Kentucky. We have credit and collection policies to maximize collection of trade receivables and require deposits on certain sales. We maintain an allowance for doubtful accounts based on historical results, current and expected trends and changes in credit policies. Management believes the allowance adequately covers all anticipated losses with respect to trade receivables. Actual credit losses could differ from such estimates. We include bad debt expense in customer operations expense in the combined statements of operations.

Long-lived Asset Recovery

Long-lived assets include property, plant and equipment, radio spectrum licenses, long-term deferred charges, goodwill and intangible assets to be held and used. Long-lived assets, excluding goodwill and intangible assets with indefinite useful lives, are recorded at cost and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be evaluated pursuant to the subsequent measurement guidance described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 360-10-35. Impairment is determined by comparing the carrying value of these long-lived assets to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets. If the carrying value exceeds the estimated undiscounted cash flows, the excess of carrying value over the estimated fair value is recorded as an impairment charge. We believe that no impairment indicators exist as of December 31, 2010 that would require it to perform impairment testing.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets, which we review and update based on historical experiences and future expectations. Buildings are depreciated over a 50-year life and leasehold improvements, which are categorized in land and buildings, are depreciated over the shorter of the estimated useful lives or the remaining lease terms. Network plant and equipment are depreciated over various lives from 3 to 50 years, with a weighted average life of approximately 12 years. Furniture, fixtures and other equipment are depreciated over various lives from 2 to 24 years.

Intangibles with a finite life are classified as other intangibles on the consolidated balance sheets and consist of customer relationship, trademark and a non-compete agreement. Amortization of finite-lived intangible assets is calculated on a straight-line basis unless it determines that another systematic method is more appropriate.

The FiberNet customer relationship intangible is being amortized over its useful life based on the estimate of earnings attributable to these assets in the current year as a percentage of the total earnings attributable to these assets from which their values were derived. This results in an acceleration of amortization in the earlier periods and declines in future periods as the projected underlying earnings decrease due to assumed customer churn.

The estimated life of an amortizable intangible asset is determined from the unique factors specific to each asset and we review and update estimated lives based on later events, changing and future expectations. We capitalize costs incurred to renew or extend the term of a recognized intangible asset and amortizes such costs over the remaining life of the asset. The estimated lives of these intangible assets range from 6 months to 15 years.

Goodwill and Indefinite-Lived Intangibles

Goodwill and franchise rights are indefinite-lived intangible assets. Indefinite-lived intangible assets are not subject to amortization but are instead tested for impairment annually or more frequently if an event indicates that the asset might be impaired. We assess the recoverability of indefinite-lived assets annually on October 1 and whenever adverse events or changes in circumstances indicate that impairment may have occurred.

We use a two-step process to test for goodwill impairment. Step one requires a determination of the fair value of each of the reporting units and, to the extent that this fair value of the reporting unit exceeds its carrying value (including goodwill), the step two calculation of implied fair value of goodwill is not required and no impairment loss is recognized. In testing for goodwill impairment, we utilize a combination of a discounted cash flow model and an analysis which allocates enterprise value of NTELOS to the reporting units. Based on the results of our testing on October 1, 2010, none of the reporting units were at risk of failing step one of the goodwill impairment testing as the goodwill value of each reporting unit substantially exceeded its carrying value.

The franchise rights value in the RLEC reporting unit largely reflects the value associated with revenues generated from its customers and future customers based on being the incumbent local exchange carrier and tandem access provider in these rural markets. We utilized the Greenfield cash flow valuation method in our impairment testing for these assets. The Greenfield method is an income approach which isolates value to the specific assets being valued and then compares the values to the calculated enterprise value as a validity test. The method is based on a number of assumptions under a start-up scenario but considers our future projects in modeling the operating results as the business matures. The results of our testing indicated that the fair value of these intangible assets significantly exceeded their respective book value. Based on our evaluation of fair value of its franchise rights, no impairment existed as of October 1, 2010. Subsequent to October 1, 2010, we believe there have been no events or circumstances to cause management to further evaluate the carrying amount of these assets.

Income Taxes

Lumos Networks’ operations are included in the consolidated federal income tax return and certain unitary or consolidated state income tax returns of NTELOS Holdings Corp. However, income taxes are calculated and provided for by Lumos Networks on a separate tax return basis.

Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. We accrue interest and penalties related to unrecognized tax benefits in interest expense and income tax expense, respectively.

Recent Accounting Pronouncements

In December 2010, the FASB ratified the consensus reached by the task force in EITF 10-A, Intangibles—Goodwill and Other (Topic 350), When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this EITF modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors. The qualitative factors are consistent with the existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. EITF 10-A is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Upon adoption of the EITF, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting unit’s goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. The impact of this EITF is not material to the Company’s condensed combined financial statements as of and for the period ending June 30, 2011.

In December 2010, the FASB ratified the consensus reached by the task force in EITF 10-G, Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations. EITF 10-G specifies that if a public entity presents comparative financial statements, the entity (acquirer) should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. EITF 10-G also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. EITF 10-G is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU No. 2011-04 was issued concurrently with IFRS 13, Fair Value Measurement, to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value but, rather, provide guidance on how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The Company is required to apply this ASU prospectively for interim and annual reporting periods beginning after December 15, 2011. Early adoption is not permitted. In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable. The Company is currently assessing the impact of ASU No. 2011-04 on its condensed combined financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply this ASU retrospectively. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company will apply the requirements of this ASU to its financial statements for the fiscal year beginning January 1, 2012.

Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to market risks primarily related to interest rates. As of June 30, 2011 we had $182.9 million in long-term intercompany debt, all of which is due to NTELOS Inc. As noted in the introductory section and as reflected in the pro forma condensed combined balance sheets and the notes thereto, we expect to repay this amount in full by entering into a long-term debt agreement in the amount of $340 million depending on market conditions and other factors leading up to the Separation. We expect that this debt will have variable interest rates based upon the Eurodollar and Federal Funds rates.

We do not purchase or hold any financial derivative instruments for trading purposes, but the new long-term debt agreement may contain a requirement to enter into a derivative instrument to manage our exposure to interest rate risk.

At June 30, 2011, our financial assets in the combined balance sheets included unrestricted cash of $0.5 million. Other securities and investments totaled $0.1 million at June 30, 2011.

The following sensitivity analysis indicates the impact at June 30, 2011, on the fair value of certain financial instruments, which would be potentially subject to material market risks, assuming a ten percent increase and a ten percent decrease in the levels of our interest rates:

(In thousands)	Book Value	Fair Value		Estimated fair value assuming noted decrease in market pricing		Estimated fair value assuming noted increase in market pricing
Intercompany debt	$182,934	$	N/M	$	N/M	$	N/M
Capital lease obligations	2,303		2,303		2,533		2,073

BUSINESS

General

Lumos Networks is a fiber-based network service provider in the Mid-Atlantic region. We serve a wide range of customers, including telecommunication carriers, enterprise and other business customers and residential customers over a dense 5,800 route-mile fiber network offering data, voice, and IP-based services utilizing an on-network service strategy (see products and services section below). Our growth into a regional service provider has been achieved by pursuing an organic “edge out” strategy combined with opportunistic acquisitions of key network and fiber assets to expand the regional depth and breadth of our business. We added approximately 3,000 fiber route-miles to our network through acquisitions completed in 2009 and 2010 which provides us with a solid base for further expansion.

We have achieved revenue growth in each of the last five years. Our business operates two reportable segments: the Competitive segment, a competitive network service provider, and the RLEC segment, a traditional rural incumbent local exchange carrier. From fiscal year 2006 to fiscal year 2010, our Competitive segment business revenue has grown 52%, representing a compound annual growth rate (“CAGR”) of 10.9%. Growth has been achieved by organic regional expansion and complementary acquisitions of a 2,200 fiber route-mile network and customer base from Allegheny in December of 2009 and FiberNet in December of 2010. Excluding the revenue impact from Allegheny and FiberNet in 2010, revenue has grown 29% from fiscal year 2006 to fiscal year 2010, representing a 6.7% CAGR.

We follow a strategy of being first to offer in our regional markets technology and services introduced in metropolitan areas by large national service providers, including high speed transport, wavelengths and Metro Ethernet. Our tradition of service and innovation and our diversified portfolio of products are attractive to carriers with needs for transport and fiber to the cell site and to regional enterprise customers seeking high quality data and IP services and interconnection to data centers in the region.

We are a holding corporation incorporated in the State of Delaware on February 16, 2011. Our current service area is shown on the map above.

Business Segments

Our business operates under two reportable segments: the Competitive segment, a competitive network service provider, and the RLEC segment, a traditional local exchange carrier.

Competitive Segment

The Competitive segment derives revenues from the sale of data, IP based products, and voice to enterprise customers, broadband and voice services to small business and residential customers primarily within our RLEC base, and transport and access services to carriers in the region. Twenty years ago, we launched Competitive services in western Virginia. We now serve Western Virginia, West Virginia, and portions of Pennsylvania, Maryland, Ohio and Kentucky with a 5,800 route-mile fiber network. We market and sell data transport, IP-based services and voice services almost exclusively to business and carrier customers and have metro fiber access in 34 markets.

Over the last five years, the Competitive business revenue has grown from $58 million in 2006 to $88 million in 2010, fueled by growth in Enterprise Data, small business and residential broadband and carrier transport services, which grew from $28 million in 2006 to $60 million in 2010. With the acquisition of FiberNet in December 2010, continued pursuit of organic opportunities in new and existing markets and the continual evolution of services from traditional local and long distance voice and DSL to high speed transport, wavelengths and Metro Ethernet and other IP-based services, we expect growth to continue. In

2009, prior to the Allegheny network expansion, the Competitive segment generated operating income of $14 million on an approximately 2,200 fiber route-mile network. With the additional markets we are able to serve due to the addition of 2,200 fiber route-miles from the Allegheny acquisition and the additional 800 fiber route-miles from the FiberNet acquisition, we launched competitive services in new markets in 2010 and anticipate continued revenue expansion in these new market areas in 2011 and beyond. In addition to reaching more potential customers, we anticipate increasing the number of advanced services offered in these new markets which we expect will further stimulate revenue growth and operating margin expansion.

RLEC Segment

The RLEC business provides voice and access services to the rural Virginia cities of Waynesboro and Covington, and portions of Alleghany, Augusta and Botetourt counties. The RLEC business utilizes an Alcatel-Lucent 5ESS digital switch serving as a tandem switch to the local region. We have enhanced the quality of our network in the RLEC regions. We have also invested in fiber-to-the-home, which passed approximately 12,700 homes as of June 30, 2011, or approximately one-third of the RLEC homes. The fiber network provides the foundation for IP-based video services, high speed Internet up to 20 Mbps and will allow us to offer future high-bandwidth applications as they evolve.

Business Strategy

Our strategy is to (i) leverage our network assets with sales of data and IP based services to new and existing regional enterprise and government customers; (ii) expand the Competitive segment to add additional on-net locations and connect additional wireless carrier cell sites and networks; (iii) continue to provide high quality customer service with low churn and a compelling value proposition; and (iv) generate cash flow from the RLEC customer base with additional sales of fiber based broadband and IP video services to our RLEC customer base and targeted non-RLEC developments. To implement this strategy we will focus on the following strategic objectives:

Leveraging Our Existing Fiber Network. Over the last three years, the wireline business has invested more than $113 million in network expansion, infrastructure and success-based customer capital completing a major route through West Virginia and acquiring fiber directly to the Internet hub in Ashburn, Virginia. In addition, we have acquired substantial fiber that positions us to pursue new market growth opportunities as a result of the Allegheny and FiberNet acquisitions. We have implemented DWDM architecture throughout most of the network which provides significant capacity to meet existing customer needs and growth. We have a robust IP core network developed in a ring architecture. We provide native Ethernet data services via our 10Gig core Cisco Systems, Inc. data network and IP-enabled voice services using soft switches from Cisco Systems, Inc. and Metaswitch with feature servers from Broadsoft. We have made significant success based capital expenditures which continue to generate recurring revenue and cash flow and allow for customer bandwidth upgrades and the sale of additional on-net services with minimal incremental investment. These investments and our dedication to this facilities-based strategy, combined with our commitment to customer service, have proven successful in attracting large customers in key vertical markets. The education, healthcare, financial and government sectors have been particularly receptive to our Competitive business model.

Expanding our Competitive Segment. We have successfully developed customer networks in western Virginia and West Virginia. Our most mature markets are in our RLEC territory in Virginia with revenue growth coming from the existing customer base and additional success based customer builds. Outside of Virginia, we began offering services in West Virginia in 2000 but most growth has come since 2008 with a long haul fiber route, expansion in northern West Virginia and the Allegheny acquisition. In 2011, we expect to complete the integration of FiberNet and realize planned cost synergies. We see potential to expand on-net data services to our FiberNet customers in West Virginia and our assets will allow for potential network expansion and new fiber rings in Maryland, Pennsylvania, Kentucky and southeast Ohio. We will continue to invest success-based capital to create direct customer fiber connections to our backbone network. In 2010, we fully integrated the Allegheny network and are now able to offer high speed transport to carrier and regional enterprise customers in the region.

Maintaining and extending high quality customer contacts. We believe that superior customer service and disciplined execution will continue to drive customer loyalty. We use a direct sales force for regional enterprise accounts offering high quality on-net fiber offerings. We expect to offer our portfolio of products, including Metro Ethernet, into the existing FiberNet customer base. We have an inside sales and customer service team that works to retain customers and offer additional revenue-generating services, including residential and small business voice, broadband and IPTV services. Within that group, a special team of service professionals focuses on proactively contacting customers near renewal dates.

Most of our enterprise business and carrier customers are under contract. Business and carrier contracts run from two to five years with recurring service revenue. At the end of the term, customers generally renew their contracts and often add incremental services or bandwidth upon renewal or during their contract. Customers that do not renew their contracts often revert to month to month contract terms.

Maintaining strong cash flow from our RLEC operations. Our RLEC business continues to generate strong operating cash flow despite access line losses in recent years. We have invested in fiber-to-the-home, which passed approximately 12,700 homes as of June 30, 2011, or approximately one-third of the RLEC homes. Using these assets we are able to offer Broadband XL and video services, the revenue of which we report in the Competitive segment, and have a platform that can support future home-based IP applications. The tandem switch continues to be upgraded to ensure high quality service to the local customers and regional and national carriers providing service in the region. Capital investment is focused on maintaining a competitive infrastructure, building to new customers in the region and continuing to support fiber-to-the-home initiatives.

Growth Opportunities

We seek growth in multiple customer segments:

Data and IP-based services to new and existing customers. Demand for IP-based services continues to accelerate for IP services. Our business has been able to capture market share with traditional Internet services of Dedicated Internet and DSL and Broadband XL services which are available in speeds up to 6 Mbps for DSL and 20 Mbps for Broadband XL. Metro Ethernet was introduced in 2004 and has had a compound annual growth rate of 42% between 2006 and 2010. We also believe we are well positioned to benefit from the continued accelerating growth of cloud computing. We have multiple peering points to the Internet and connections to the major data centers in the region.

Expanded rings and sales into new markets. With the acquisition of Allegheny in December of 2009 and FiberNet in December of 2010, our business has significantly expanded its reach and market potential. With the Allegheny acquisition, we increased network presence in West Virginia, Maryland and Pennsylvania. The FiberNet acquisition is complementary and allows us to accelerate growth due to its existing collocations in Pennsylvania, new collocations in Maryland and a dense fiber network covering nearly all of West Virginia. We also have a fiber ring in Columbus, Ohio which allows the potential to develop sales in the Columbus region as well as developing markets in southeastern Ohio. We seek to use a success-based approach to capital investment and fund network expansion with new customer services. As we build more customer relationships, we use customer clusters to build additional metro fiber rings which lowers access expense and drives additional revenues.

Fiber to the cell site and carrier interconnection and transport services. For carriers, we offer high-bandwidth transport services carrying voice and data traffic to their major switching locations. Over the last several years, 3G data demand and the introduction of 4G data networks have created a strong demand for fiber to the cell site. Today, most carriers use copper-based T-1 services to carry traffic to their network aggregation points. With the 4G applications entering the market, most carriers will need high capacity fiber and move to IP-based Ethernet transport. As of June 30, 2011 we have approximately 109 fiber-fed cell sites. We estimate that approximately 1,000 cell sites are located near our network. We will continue to pursue this growth opportunity through success-based capital deployment.

Strengths

We believe that the following strengths will help us execute our strategies:

High Quality Network. Our network is built in a ring architecture using a DWDM network and an IP core network overlay. Our network includes two Alcatel-Lucent 5ESS digital switches, which provide end-office functions for both the Competitive and RLEC businesses in Virginia. Our Waynesboro, Virginia switch also acts as an access tandem for our Competitive and RLEC segments and other carriers’ traffic. Another Alcatel-Lucent 5ESS digital switch, located in Charleston, supports the Competitive business in West Virginia. We have seven remote switching modules deployed throughout our RLEC territory and three more supporting our Competitive segment market areas. We use Alcatel-Lucent, Tellabs, Adtran and Cisco digital loop carriers and Digital Subscriber Line Access Multiplexer throughout our RLEC and Competitive access network to provide voice and broadband access services. Our centralized network operations center monitors the network 7x24 using Netcool and Reachview network management systems. We provide native Ethernet data services via our 10Gig core Cisco data network and IP-enabled voice services using soft switches from Cisco and Metaswitch. Enhanced IP services are delivered via feature servers provided from Broadsoft. We have also deployed a Head-End utilizing a combination of Tandberg, Cisco and Motorola hardware and we utilize Microsoft’s Mediaroom software to deliver IPTV-based video services.

Proven Track Record of Consistent Cash Flow. Our existing customer base provides consistent cash flow which will allow continued success-based investment and funding for growth. The RLEC business generated operating income of approximately $25 million in 2010 and approximately $12 million in the six months ended June 30, 2011, and invested capital of approximately $12 million in 2010 and approximately $6 million in the six months ended June 30, 2011 for sustainment, required builds to new customers and investment in fiber-to-the-home. The Competitive segment, on a pro forma basis including FiberNet, generated approximately $25 million of operating income in 2010 and approximately $14 million of operating income in the six months ended June 30, 2011. Over the last several years, we have completed fiber connections to Ashburn, Virginia and a new fiber route through West Virginia and completed the integration and upgrade of the acquired Allegheny network. Investments in the next several years will focus on completing fiber connection to the newly acquired FiberNet customers, lowering recurring operating costs and generating additional revenue for data and IP-based services, building additional rings in the acquired markets and developing the markets in Pennsylvania, Maryland, Ohio and Kentucky.

Favorable Industry Demand. We anticipate continued and increased demand in our industry segment. Bandwidth demand will be driven by increased customer use of high-bandwidth services such as video, as well as the growth in cloud computing. With our direct fiber routes to Ashburn, Virginia, and peering meet points in Pittsburgh and Chicago, we have the ability to offer capacity at competitive prices to customers while providing a quality on-net experience. Our existing portfolio of Dedicated Internet, Metro Ethernet and Integrated Access will continue to meet the needs of business customers. In the wholesale carriers’ carrier business, increasing demand from the maturation of 3G services and the deployment of 4G data networks will increase backhaul transport demand. In addition, these bandwidth intensive applications require additional capacity to the cell site, making fiber to the cell site attractive. We believe we are well positioned to serve the needs of the national and regional wireless carriers in our region.

Experienced Operations Team. Since our beginning as an RLEC, we have has focused on service to evolve into a regional network provider serving customers with high speed data and IP-based services. The operating management team has had low turnover and includes diverse background with experience in the telecom business with smaller start ups as well as Verizon, AT&T, Embarq, Sprint and MCI.

Sales, Marketing and Customer Care

The Competitive and RLEC segments share sales, marketing, and customer care resources. We seek to capitalize on technology leadership, positive service reputation and local presence of sales and service personnel in our marketing efforts. We have retail presence located in Waynesboro, Daleville and Covington, Virginia to allow walk-in payments and sell new services to RLEC customers. Customer care is provided through call centers which are located in Waynesboro and Daleville, Virginia and Charleston, West Virginia. The call center operation is supported by an integrated systems infrastructure and automated linkages to our billing, operations, and engineering systems. We provide customer care and operations representatives with incentives to up-sell additional products and features and to retain current customers that may wish to disconnect services.

We serve three groups of customers: RLEC residential and small businesses, mid-size and larger regional businesses within the Competitive and RLEC areas, and regional and national wireline and wireless carriers. For RLEC residential and small businesses, we focus our marketing efforts on selling bundled services and higher revenue-generating services to maximize penetration, average monthly revenues-per-unit-in-service (“ARPU”) and retention. We have an inside sales and customer service team that works to retain customers and offer additional revenue-generating services, including residential and small business voice, broadband and IPTV services. We also have a team of service professionals who focuses on proactively contacting customers near renewal dates and working to retain customers who call in to discontinue service. For mid-size and regional firms, we offer voice, basic and high capacity broadband data services and advanced IP-based services, including Metro Ethernet. We retain account executives to cultivate relationships with these customers to meet their integrated communications needs and provide state of the art communication and network solutions. We strive to drive scale for on-net connectivity to control service quality and maximize the return on our network investments. The wholesale business offers transport, interconnection and fiber-to-the-cell site services to regional and national carriers throughout our six state region.

Products and Services

We offer a variety of products and services to our Competitive and RLEC customers including:

Metro Ethernet	• Ethernet connectivity among multiple locations in the same city or region over our fiber optic network

• Speed ranging from 1.5 Mbps to 1 Gbps

IP Services	• IP-enabled product offerings that combine voice and data services over a dedicated broadband facility utilizing VoIP protocols

• Allows customers to dynamically allocate bandwidth to maximize voice and data transmissions

• Enables advanced features such as simultaneous ring, remote office, business continuity and fixed mobile convergence

• Product offerings include Integrated Access, IP Centrex, and IP Trunking

High-capacity Private Line Service and Wavelength Services

•       High-capacity, non-switched facilities provided to end users and carriers for voice and data applications. Wavelength technology is a means to efficiently utilize fiber in broadband applications and provide high-capacity bandwidth.

High-Speed DSL Access	• DSL technology that enables a customer to receive high-speed Internet access through a copper telephone line at speeds up to 6 Mbps

Broadband XL	• High speed Internet access over fiber available in portions of our RLEC markets at speeds from 10 to 20 Mbps

Video	• IPTV-based video services with 300 channels, including 67 high definition, and video-on-demand and DVR capability

• Available in new subdivisions and overbuild areas within the RLEC and in one area in each of Lynchburg, Harrisonburg and Staunton, Virginia

• Powered by Microsoft Mediaroom IPTV platform

Voice Services	• Business and residential telephone local and long distance service for the Competitive and RLEC customer base including calling features

Primary Rate ISDN Services	• High capacity connections between customers’ PBX equipment and public switched telephone network

Competition

Several factors have resulted in increased competition in the landline telephone market, including:

•	expansion of wireless networks and pricing plans which offer very high usage at a fixed cost, resulting in wireless substitution;

•	IP-based voice and data services offered by incumbent cable companies;

•	technological advances in the transmission of voice, data and video;

•	development of fiber optics, wireless data and IP technology; and

•	legislation and regulations, including the Telecommunications Act of 1996, designed to promote competition.

As the RLEC for Waynesboro, Clifton Forge and Covington and portions of Alleghany, Augusta and Botetourt Counties, Virginia, we have competition from cable companies and are subject to competition from wireless carriers. A portion of residential customers moving into our service area do not purchase landline phone service. Although no CLECs have entered our incumbent markets to compete with us, it is possible that one or more may enter our markets. Voice over Internet Protocol (“VoIP”) based carriers like Vonage could take voice customers from our RLECs using existing broadband connections (such as DSL or cable modem connections). To minimize potential competition in the RLEC markets, we offer fiber-to-the-home and a variety of bundled services for broadband, voice and video.

Our Competitive operations compete primarily with ILECs, incumbent cable operators, and to a lesser extent CLECs. We also face competition from potential future market entrants. To be competitive, we position our company as a leading edge provider with a full portfolio of broadband and IP-based services and the theme that our “technology comes with people.”

The Internet industry is characterized by the absence of significant barriers to entry and the rapid growth in Internet usage among customers. As a result, we expect that our competition will increase from market entrants offering high-speed data services, including DSL, cable and wireless access. Our competition includes:

•	local, regional and national Internet service providers such as AT&T, Level 3, Verizon, Zayo, Frontier and CenturyLink;

•	cable modem services offered by incumbent cable providers such as Comcast, Shentel, Cox and Suddenlink;

•	wireless providers offering services based on EV-DO, Worldwide Interoperability for Microwave Access (“Wi-Max”) or other technologies; and

•	small local providers in southwest Virginia enabled by the Virginia Tobacco Commission investment in fiber optic infrastructure.

Many of our competitors have financial resources, corporate backing, customer bases, marketing programs and brand names that are greater than ours. Additionally, competitors may charge less than we do for Internet services, causing us to reduce, or preventing us from, raising our fees.

Employees

As of August 1, 2011, we employ 541 full-time and 10 part-time persons. Of these employees, 69 are covered by a collective bargaining agreement that expires June 30, 2014. We believe that we have good relations with our employees.

Regulation

The following summary does not describe all present and proposed federal and state legislation and regulations affecting the telecommunications industry. Some legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change the manner in which this industry operates. Neither the outcome of any of these developments, nor their potential impact on us, can be predicted at this time. Regulation can change rapidly in the telecommunications industry, and such changes may have an adverse effect on us in the future. See “Risk Factors—Risks Relating to Our Business.”

Regulation Overview

Our communications services are subject to varying degrees of federal, state and local regulation. Under the federal Telecommunications Act, the Federal Communications Commission, or FCC, has jurisdiction over interstate and international common carrier services and over certain aspects of local interconnection between carriers. In 1996, Congress enacted the Telecommunications Act of 1996 which amended the Communications Act and mandated significant changes in telecommunications rules and policies to promote competition, ensure nationwide availability of telecommunications services and to streamline regulation of the telecommunications industry to remove regulatory burdens as competition develops.

In addition to FCC regulation, our communications services are regulated to different degrees by state public service commissions and by local authorities. Such local authorities have jurisdiction over public rights-of-way and video and telecommunications franchises.

Intercarrier compensation includes regulated interstate and intrastate switched access charges that we, other ILECs, CLECs and wireless service providers receive from long distance carriers for the origination and termination of long distance calls and reciprocal compensation that interconnected local carriers pay to each other for terminating interconnected local and wireless calls. On average, intrastate switched access charges, which are currently regulated by state public utility commissions, are generally higher than interstate switched access charges, which are regulated by the FCC, and in turn interstate switched access charges are generally higher on a per-minute basis than are reciprocal compensation rates.

Our operations are subject to various federal and state laws intended to protect the privacy of customers who subscribe to our services. The FCC has regulations that place restrictions on the permissible uses that we can make of customer-specific information, known as Customer Proprietary Network Information (“CPNI”), received from subscribers and that govern procedures for release of such information. On November 1, 2008, the Federal Trade Commission’s “Red Flag” rules went into effect and the Federal Trade Commission began to enforce those rules on December 31, 2010. Among other requirements, the Red Flag Rules require that companies develop and implement written Identity Theft Prevention programs. The Federal Trade Commission is considering additional regulations governing on-line behavioral marketing and consumer privacy. Congress, federal agencies and states also are considering imposing additional requirements on entities that possess consumer information to protect the privacy of consumers.

Many of the services we offer are unregulated or subject only to minimal regulation. Internet services are not considered to be common carrier services, although the regulatory treatment of certain Internet services, including VoIP services, is evolving and still uncertain. To date, the FCC has, among other things, directed providers of certain VoIP services to offer E-911 emergency calling capabilities to their subscribers, applied the requirements of the Communications Assistance for Law Enforcement Act, or CALEA, to these VoIP providers, and determined that the VoIP providers are subject to federal universal service assessments. The FCC has preempted states from exercising entry and related economic regulation of nomadic VoIP providers but the FCC has not preempted state regulation of fixed VoIP service commonly offered by cable operators.

Federal Regulation of Interconnection and Interexchange Services

The Communications Act requires all common carriers to interconnect on a non-discriminatory basis with other carriers, imposes additional requirements on incumbent local exchange carriers (such as our RLEC’s), and imposes even more comprehensive requirements on the largest ILECs. The large ILECs are required to provide to our CLECs and other competitors physical collocation to allow competitors to place qualifying equipment in ILEC central offices; to unbundle some of their services at wholesale “forward looking” rates, permit resale of some of their services, provide access to poles, ducts, conduits and rights-of-way, and to establish reciprocal compensation for the transport and termination of local traffic. In order to obtain access to an ILEC network, a CLEC must negotiate an interconnection agreement or “opt-in” to an existing interconnection agreement. These agreements cover, among other items, reciprocal compensation rates and required UNEs. If the parties cannot agree on the terms of an interconnection agreement, the matter is submitted to the applicable state public utility commission or to the FCC, as appropriate, for binding arbitration. The obligations of the large ILECs to provide these network facilities and services are in flux and could be further altered or removed by new legislation, regulations or court order.

ILEC operating entities that serve fewer than 50,000 lines are defined as “rural telephone companies” under the Communications Act and are exempt from these additional requirements unless and until such exemption is removed by the state regulatory body. Each of our RLEC operations is considered separately and each is currently exempt from the requirements imposed on the largest ILECs. NTELOS Telephone Company, or NTELOS Telephone, is an “average schedule” company for purposes of interstate access charges. NTELOS Telephone participates in the common line pool tariff administered by the NECA and therefore charges subscriber line charges computed by NECA, but files its own traffic sensitive (i.e., “per-minute”) tariff to establish interstate access rates applicable to switching and transport of telecommunications traffic. R&B Telephone Company is a “rate-of-return” company for purposes of interstate access charges and participates in NECA’s common line pool and NECA’s traffic sensitive pool. NTELOS Telephone and R&B Telephone Company are subsidiaries of Lumos Networks.

Access Charges. The FCC regulates the prices that ILECs charge for access to their local telephone networks in originating or terminating interstate transmissions for long distance carriers and CLEC’s must

“mirror” these ILEC charges. These access charges are paid by traditional long distance carriers, but are not paid at this time by VoIP providers.

The FCC has reformed and continues to reform the structure of the federal access charge system. The FCC has active proceedings addressing access and other intercarrier payments. On February 9, 2011, the FCC released a Notice of Proposed Rulemaking requesting comment on its proposal for a thorough overhaul of both the USF distribution mechanism and intercarrier compensation at the federal, state, and local level. Under the FCC proposal, USF distribution would be shifted from voice to broadband. The FCC also proposes that access charges and local reciprocal compensation be reduced or eliminated entirely over time, and distinctions between interstate, intrastate and local traffic also be reduced or eliminated. Finally, the FCC also proposes to address on a faster track three pressing intercarrier compensation issues: phantom traffic, access charges for VoIP traffic, and access stimulation. On July 29, 2011, a coalition of large incumbent local exchange carriers, with the support of associations representing RLECs, filed a comprehensive plan for federal, state and local intercarrier compensation reform and Universal Service reform. On August 3, 2011, the FCC released a further notice in its proceeding seeking comment on this and other proposals. The FCC has stated its intention to act on this matter by the end of 2011.

Intercarrier compensation reform could result in significant decreases in the access charge revenues received by our rural telephone companies. Future reductions in access revenues will directly affect our profitability and cash flows. While we expect that the FCC would allow these changes to occur over some transition period and would permit our rural telephone companies to offset the impact of reduced revenues with increased charges to retail subscribers, it is unknown whether all or only a portion of the access revenues would be so recovered.

Universal Service. Historically, network access charges were set at levels that subsidized the cost of providing local residential service. The Telecommunications Act requires the FCC to identify and remove such historical “implicit subsidies” of local service subsidy from network access rates, to establish an explicit Universal Service Fund to ensure the continuation of service to high-cost, low-income service areas and to develop a mechanism for the arrangements for payments into that fund by all providers of interstate telecommunications. In 1997, the FCC issued its first order implementing these directives and has continued to refine this implementation in subsequent orders since that time for the funding of high-cost service areas and low-income subscribers. Federal universal service programs provide funding for services provided in high-cost areas, for reduced-rate services to low-income consumers, and for discounted communications and Internet services for schools, libraries and rural health care facilities. These programs are funded by contributions from telecommunications carriers and VoIP providers who are interconnected to the Public Switched Network.

Federal Universal Service Fund “high cost” payments are received by our RLECs and support the high cost of operations in rural markets. Under universal service rules adopted by the FCC, the funds may be distributed only to a carrier that is designated as an “Eligible Telecommunications Carrier,” or ETC, by the FCC or a state regulatory commission. Our RLECs and our FiberNet operations in West Virginia have been designated as ETCs. Several wireless carriers have been designated as ETCs in all or part of our RLEC service territory. Under current FCC rules and subject to the cap on USF funding for competitive carriers, competitors also can obtain the same per-line support payments as we do without regard for whether the competitor’s cost structure is similar to our own.

Congress and the FCC from time to time consider major changes to the universal service rules that could affect us. On February 9, 2011, the FCC adopted a notice of proposed rulemaking and further notice of proposed rulemaking that would replace the current Universal Service Fund with a Connect America Fund (“CAF”) that will be focused on bringing broadband service to rural America. Under the FCC proposal, reverse auctions will be used initially to help bring broadband service to unserved areas. The FCC’s rulemaking outlines a slow transition under which universal service funding would gradually move to the CAF while some limited amount of funding would still be used to support voice services in very rural areas.

The FCC is also currently examining the way in which it collects carrier contributions to the federal Universal Service Fund. Today, as a telecommunications carrier, we contribute a percentage of our interstate revenues to the Universal Service Fund, which supports the delivery of services to high-cost areas and low-income consumers, as well as to schools, libraries and rural health care providers.

Federal Regulation of Internet. To date, the FCC has treated Internet service providers, or ISPs, as enhanced service providers, rather than common carriers. Therefore, ISPs are exempt from most federal and state regulation, including the requirement to pay access charges. We face increasing competition from cable operators and other service providers offering high-speed Internet and VoIP services. As VoIP becomes a more robust and widely available service and operators continue to add more features and functionality, we could be at a competitive disadvantage in our competitive markets if we must pay access charges and reciprocal compensation and we may experience continued erosion of our access revenues.

Net Neutrality. Proposals in Congress and at the FCC that would regulate the manner in which providers of high-speed Internet service may manage their networks or utilize data from their customers could affect our ability to manage our network and market IP-based value-added services to our customers. These proposals are sometimes referred to as “Internet regulation” or “net neutrality” proposals. It is uncertain whether any such regulations will be adopted or enforcement actions taken, and if so, what impact they may have on our business. The FCC in 2005 adopted a policy statement expressing its view that consumers are entitled to access lawful Internet content and to run applications and use services of their choice, subject to the needs of law enforcement and reasonable network management techniques. On December 23, 2010, the FCC adopted “net neutrality” rules requiring fixed and mobile broadband Internet service providers (ISPs) to be transparent about their service terms, service performance, and network management practices; prohibiting fixed broadband ISPs from blocking lawful content, applications, services, or nonharmful devices, except as required for reasonable network management; prohibiting mobile broadband ISPs from blocking lawful websites or applications that compete with their voice and video services; and prohibiting fixed broadband ISPs from engaging in unreasonable discrimination with respect to the transmission of Internet traffic. These net neutrality rules are the subject of an appeal in the federal courts.

State Regulation of RLEC, CLEC and Interexchange Services

Most states require wireline telecommunications providers to obtain authority from state regulatory commissions prior to offering common carrier services. State regulatory commissions generally regulate RLEC rates for intrastate services, including rates for intrastate access services paid by providers of intrastate long distance services. RLECs must file tariffs setting forth the terms, conditions and prices for their intrastate services. Our RLECs are subject to regulation in Virginia by the SCC. Our tariffs are approved by and on file with the SCC for RLEC services in our certificated service territory in and around Waynesboro and Covington, Virginia and in portions of Alleghany, Augusta, and Botetourt Counties, Virginia. In addition, the SCC establishes service quality requirements applicable to RLECs, including ours, and resolves disputes involving intrastate communications services.

In its 2010 session, the Virginia General Assembly enacted legislation requiring all Virginia local exchange carriers to eliminate carrier common line charges from their interstate access charges. For our two ILECs, the Virginia State Corporation Commission must approve the schedule for reducing and eliminating these charges. The Virginia SCC Staff has recommended a schedule for that would begin reductions on January 1, 2012 and complete the elimination of carrier common line charges by January 1, 2015.

In Virginia and West Virginia, CLECs’ intrastate switched access charges are capped at the higher of the CLEC’s interstate switched access charge or the intrastate switched access charge of the ILEC (or the average of all ILECs) providing service in the territory served by the CLEC. The Telecommunications Act preempts state statutes and regulations that restrict entry into the telecommunications market. As a result, we can provide the full range of competitive intrastate local and long distance services in all states in which we currently operate and in any states into which we may expand. We are certificated as a CLEC in Virginia, West Virginia, Pennsylvania, Maryland, Ohio and Kentucky. Although we file tariffs covering our CLEC services, our rates for such CLEC services generally fluctuate based on market conditions.

Local Government Authorizations

Certain governmental authorities require permits to open streets for construction and/or telecommunications franchises to install or expand facilities. Video franchises are also required for our video services. We obtain such permits and franchises as required.

The 2006 Virginia Cable Act provides for “negotiated” CATV franchises and “ordinance” CATV franchises. All new entrants must first attempt to negotiate a cable franchise with a locality. Should the negotiations not result in the granting of a franchise during a 45-day negotiation period, the applicant can elect to accept a default ordinance cable franchise that authorizes the applicant to begin offering CATV services 75 days after the initial negotiated franchise request, subject to the applicant abiding by certain requirements set forth in the statute. In September of 2006, we obtained a negotiated franchise in Waynesboro and an ordinance franchise in Botetourt County. Augusta County does not have a franchise requirement and, accordingly, we did not need to obtain a franchise prior to offering video services in Augusta County. In October of 2007, we obtained a negotiated franchise in Lynchburg for a new mixed-use residential development called Cornerstone. On January 12, 2009, we requested a negotiated franchise in Harrisonburg for a residential development called Liberty Square, but Harrisonburg has failed to act on that request. In 2010, we obtained video franchises from the City of Staunton for the Gypsy Hill Development and from Alleghany County, Covington, Clifton Forge, and Iron Gate.

Retransmission Consent. Local television stations may require that a video provider obtain “retransmission consent” for carriage of the station’s signal, which can enable a popular local television station to obtain concessions from video providers for the right to carry the station’s signal.

Properties

We are headquartered in Waynesboro, Virginia and own offices and facilities in a number of locations within our operating markets. We believe that our current facilities are adequate to meet our needs in our existing markets for the foreseeable future. The table below provides the location, description and approximate square footage of our material owned properties.

Location	Property Description	Approximate Square Footage
Harrisonburg, VA	Competitive POP	2,500
Troutville, VA	Wireline Switch and Video Headend Building	11,400
Clifton Forge, VA	Wireline Switch Building	12,000
Covington, VA	Wireline Service Center	13,000
Waynesboro, VA	Wireline Service Center	20,000
Daleville, VA	Regional Operations Center	21,000
Covington, VA	Wireline Switch Building	30,000
Waynesboro, VA	Corporate Headquarters	30,000
Waynesboro, VA	Wireline Switch Building	33,920
Daleville, VA	Wireline Service Center	9,400

We also lease the following material properties:

•	Our Charleston, West Virginia regional operations center (wireline switching) under a sub-lease from NTELOS Inc. for approximately 3,200 square feet of this space;

•

Our Daleville, Virginia customer care facility under a lease agreement from The Layman Family, LLC. for approximately 34,000 square feet of space with approximately 15,750 square feet sub-leased to NTELOS Inc.

•	Our Charleston, West Virginia wireline switch building under a lease agreement by and between Nelson Trust and FiberNet, LLC dated April 19, 2005;

•	Our Charleston, West Virginia office and wireline switch building under a lease agreement by and between Williams Land Company and Mountaineer Telecommunications, LLC dated April 12, 2005; and

•	Our Charleston, West Virginia office building under a lease agreement by and between Williams Land Company and FiberNet, LLC dated October 16, 2007.

Legal Proceedings

We are involved in routine litigation in the ordinary course of our business. We do not believe that any pending or threatened litigation of which we are aware will have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers Following the Separation

The following table sets forth the information as of September 1, 2011 regarding individuals who are expected to serve as our executive officers following the Separation and their anticipated titles following the Separation. All of these individuals are currently employees of NTELOS or its subsidiaries. After the Separation, none of these individuals will continue to be employees of NTELOS, other than James A. Hyde who will continue to serve as Chief Executive Officer and President of NTELOS.

Name	Age	Position(s)
James A. Hyde	47	Chief Executive Officer, Director
Michael B. Moneymaker	53	President, Chief Financial Officer, Director
Frank L. Berry	47	Chief Operating Officer and Treasurer
Kenneth R. Boward	49	Senior Vice President – Finance and Corporate Controller
David J. Keller	46	Senior Vice President
Mary McDermott	56	Senior Vice President – Legal and Regulatory Affairs and Secretary

James A. Hyde, age 47, was appointed to his current positions of President, Chief Executive Officer and Director of NTELOS on December 17, 2009 after joining NTELOS as President and Chief Operating Officer on March 31, 2009. Mr. Hyde will continue to serve as President, Chief Executive Officer and Director of NTELOS following the Separation. Previously, he was employed by Deutsche Telekom and VoiceStream Wireless, a telecommunications and information technology service company, from 1997 to 2009 and was appointed as the Managing Director and CEO of T-Mobile UK (a subsidiary of Deutsche Telekom) in January 2006. He also served as a member of the T-Mobile International Executive Management Committee and as an Executive Advisor to the T-Venture Funds. From 2002 until January 2006, Mr. Hyde served as Vice President of U.S. Indirect Sales and Sales Operations for T-Mobile USA. In 2000, Mr. Hyde became Executive Director of U.S. Sales Operations for VoiceStream Wireless and, following Deutsche Telekom’s July 2001 acquisition of VoiceStream (renamed T-Mobile), he held this position until 2002. Mr. Hyde joined VoiceStream Wireless in 1997 as a Director of Regional Indirect Sales and Operations.

With his years of experience at T-Mobile, including being responsible for T-Mobile’s entire United Kingdom operations, Mr. Hyde brings great operating as well as sales and marketing perspective that will be critical to our board of directors in understanding and evaluating our business. Mr. Hyde’s knowledge of our business and our operations will be critical to the board of directors in evaluating and directing our future.

Michael B. Moneymaker, age 53, has been Executive Vice President and Chief Financial Officer, Treasurer and Secretary of NTELOS since May 2, 2005. Mr. Moneymaker served in these capacities with NTELOS Inc. from June 2003 until May 2, 2005. Mr. Moneymaker served as NTELOS Inc.’s Senior Vice President and Chief Financial Officer, Treasurer and Secretary from May 2000 to June 2003. From May 1999 to May 2000, he served as NTELOS Inc.’s Vice President and Chief Financial Officer, Treasurer and Secretary. From May 1998 to April 1999, he served as NTELOS Inc.’s Vice President and Chief Financial Officer. From October 1995 to April 1998, he served as NTELOS Inc.’s Vice President of Finance. Our board of directors intends for Mr. Moneymaker to succeed Mr. Hyde as Chief Executive Officer following a post-Separation transition period.

Frank L. Berry, age 47, has been an officer of NTELOS since May 2000 and its Executive Vice President, President of Wireline Operations since July 2009. In connection with the Separation, since February 16, 2011, Mr. Berry has also served as our Chief Operating Officer and Secretary. Mr. Berry served as a Vice President of NTELOS from May 2000 to June 2009 with responsibilities including Engineering,

Operations and Product Management. He also served as an Engineering Director at NTELOS from July 1998 to April 2000 with responsibility to expand its new Data and Internet business. Previously he was employed with AT&T from 1992 to 1998 where he served in a variety of functional management positions. From 1986 to 1990 Mr. Berry was an engineering consultant in the defense industry with System Planning Corporation.

Kenneth R. Boward, age 49, has been Vice President – Accounting and Corporate Controller of NTELOS since 2003. Mr. Boward was hired as NTELOS’s Controller in 1997. Prior to joining NTELOS, Mr. Boward was Manager of Business Planning for Genicom. He also spent four years as a Senior Auditor with PriceWaterhouse and was an Internal Audit Manager with Burlington Industries.

David J. Keller, age 46, has been Senior Vice President – Wireline Sales and Customer Care of NTELOS since July 1, 2009. Mr. Keller was hired as Vice President of Sales at NTELOS from May 2000 to October 2003 and was responsible for development of the Sales organization and oversaw billing integration of several smaller Internet company acquisitions. Mr. Keller was given business unit responsibility for the Customer Care organization in 2003 and the Marketing organization in 2005. Previously he was employed with American Electric Power from 1997 to 2000 where he served as a Director and Vice President of AEP Communications, a wholesale carrier business encompassing over 2,500 fiber route miles. From 1987 to 1997 Mr. Keller worked for Sprint in a variety of Operations, Engineering, Sales, and Product Management positions ultimately rising to the Director level.

Mary McDermott, age 56, has been Senior Vice President – Legal and Regulatory Affairs of NTELOS since May 2, 2005. Ms. McDermott served in this capacity with NTELOS Inc. from August 2001 to 2005. From March 2000 to August 2001 she served as Senior Vice President and General Counsel of Pathnet Telecommunications, Inc. On April 2, 2001, Pathnet Telecommunications, Inc. filed a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware. From April 1998 to March 2000, she served as Senior Vice President Chief of Staff for Government Relations for the Personal Communications Industry Association. From May 1994 to April 1998, she served as Vice President – Legal and Regulatory Affairs for the United States Telecom Association. She began her telecommunications career with the NYNEX legal department.

Board of Directors Following the Separation

In connection with the Separation, we will establish a board of directors consisting of eight initial directors. The following table sets forth information with respect to certain persons who are expected to serve on our board of directors following the Separation. We are in the process of identifying additional individuals who will be our directors following the Separation, and we expect to provide details regarding those individuals in an amendment to this information statement. The following table sets forth information as of May 16, 2011 regarding individuals who are expected to serve as our directors following the Separation. The biographical information for Mr. Hyde and Mr. Moneymaker is set forth in “Executive Officers Following the Separation” above.

Name	Age	Position(s)
Steven G. Felsher	62	Director
Robert E. Guth	48	Chairman of the Board
Michael Huber	42	Director
James A. Hyde	47	Chief Executive Officer, Director
Michael B. Moneymaker	53	President, Chief Financial Officer, Director
Julia B. North	64	Director
Michael K. Robinson	54	Director
Jerry E. Vaughn	66	Director

Steven G. Felsher, age 62, has been a director of NTELOS since February 24, 2011 and will continue to be Director of NTELOS following the Separation. Mr. Felsher has served as a Senior Advisor of Quadrangle Group LLC, a private investment firm, since January 2011. Mr. Felsher previously served as Vice Chairman and Chief Financial Officer for Grey Global Group Inc., a global marketing services company, until 2007 and has since been involved in board, consulting and advisory assignments. Mr. Felsher also serves on the board of directors of West Corporation. Within the last five years, Mr. Felsher previously served on the board of directors of Kit Digital Inc.

Mr. Felsher’s years at Grey Global Group Inc. have given him significant experience with the operation of a public company. His experience as a Chief Financial Officer has also allowed him to gain significant knowledge of the financial and corporate governance aspects of operating a business. In addition, Mr. Felsher’s experience with a marketing company will provide a unique and valuable perspective to our board of directors in evaluating the customer service and marketing aspects of our business.

Robert E. Guth, age 48, was a director of NTELOS from December 17, 2009 until the date of the Separation. Mr. Guth will serve as Chairman of our board of directors following the Separation. Mr. Guth currently serves on the boards of directors of Integra Telecom, Inc., Otelco, Inc. and RDA Holdings. Previously he served as President of the Business Markets Group at Level 3 Communications, LLC, a provider of integrated communications services, from 2006 to 2007. Prior to that he served as Chairman, President and Chief Executive Officer at TelCove Inc., a telecommunications company, from 2002 to 2006 when TelCove was acquired by Level 3 Communications. He was Vice President of Business Operations at TelCove from 2000 to 2002 and Regional Vice President and General Manager at TelCove from 1996 to 2000. Prior to joining TelCove, he worked in sales and sales management roles at AT&T Inc. from 1985 to 1996.

Mr. Guth’s senior leadership positions with a number of telecommunications companies have given him a diverse understanding of our industry, including operational and sales expertise that is particularly relevant to our wireline operations. These previous positions and his current service as director of another telecommunications company provide experience that will be important to our board of directors.

Michael Huber, age 42, has been a director of NTELOS since April 27, 2005 and has been Chairman of the board of directors of NTELOS since December 17, 2009. He will continue to serve as the Chairman of the board of NTELOS following the Separation. Since January 2004, Mr. Huber has served as a Managing Principal of Quadrangle Group LLC, a private investment firm. From January 2010 to January 2011, Mr. Huber also served as Co-President of Quadrangle and since January 2011, Mr Huber has served as President of Quadrangle. Mr. Huber currently serves on the boards of directors of Data & Audio-Visual Enterprises Holdings Inc., GET AS and Cequel Communications Holdings, LLC and as a managing member of Access Spectrum LLC and of Hargray Holdings LLC. Mr. Huber is also a member of the board of trustees of Macalester College.

Mr. Huber’s leadership position with a private investment firm that focuses on the telecommunications industry provides experience that is valuable in understanding and evaluating our business. His experience working with a number of his firm’s portfolio companies, including serving on the board of a number of telecommunications companies, will be especially valuable to our board of directors in guiding the direction of our business. He also has extensive experience in mergers and acquisitions and capital markets activities.

Julia B. North, age 64, was a director of NTELOS from December 20, 2007 until the date of the Separation. Ms. North is presently retired. Ms. North served as the President and Chief Executive Officer of VSI Enterprises, Inc. from 1997 to 1999. Prior to joining VSI Enterprises, Ms. North served as President of Consumer Services for BellSouth Telecommunications from 1994 to 1997. She currently serves on the boards of directors, Compensation Committees and Nominating and Governance Committees of Acuity Brands, Inc. and Community Health Systems, Inc. Ms. North is currently the chairperson of the Nominating and Governance Committee of Community Health Systems, Inc. Within the last five years, Ms. North previously served on the boards of directors of Simtrol, Inc. and Winn-Dixie, Inc.

Ms. North’s senior leadership positions as well as her operational experience in the telecommunications industry, particularly the wireline industry, give her significant knowledge that will be a valuable resource to our board of directors. Ms. North’s diverse perspective and experience gained from holding senior leadership and board positions at public companies will be particularly helpful to our board of directors.

Michael K. Robinson, age 54, joined Broadview Networks, Inc., a network-based business communications provider serving customers nationwide as Chief Executive Officer in March 2005 and is responsible for all operations and strategy for Broadview. Mr. Robinson currently serves on the board of directors of Broadview and FairPoint Communications, Inc., a publicly traded telecommunications company. From July 1998 to March 2005, Mr. Robinson served as Executive Vice President and Chief Financial Officer of US LEC Corp., a publicly traded competitive communications provider. Prior to joining US LEC, Mr. Robinson spent 10 years in various management positions with the telecommunications division of Alcatel, including Executive Vice President and Chief Financial Officer of Alcatel Data Networks and the worldwide financial operations of the enterprise and data networking division of Alcatel. Prior to these roles, Mr. Robinson was chief financial officer of Alcatel Network Systems. Before joining Alcatel, Mr. Robinson held various management positions with Windward International and Siecor Corp. (now Corning).

Mr. Robinson’s senior leadership positions with competitive communications companies have provided him with extensive knowledge of our industry. His prior chief financial officer experience also will be valuable to our board of directors and our audit committee. He also has strong experience in mergers and acquisitions and capital markets activities.

Jerry E. Vaughn, age 66, was a director of NTELOS from December 20, 2007 until the date of the Separation. Mr. Vaughn is presently retired. Mr. Vaughn served as the Chief Administrative Officer of Mobile Storage Group, a provider of secure portable storage container solutions, from November 2006 until its merger into Mobile Mini in June 2008. Mr. Vaughn served as Senior Vice President and Chief Financial Officer of Valor Communications Group, Inc., a telecommunication services provider, from 2005 until its merger into Windstream Corporation in July 2006. From 1999 to 2005, Mr. Vaughn served as Chief Financial Officer of US Unwired, Inc., a wireless communications provider. Prior to joining US Unwired, Inc., Mr. Vaughn served in executive positions with GE Capital, Nortel Networks and Mellon Bank.

Mr. Vaughn’s senior leadership positions at a number of companies have given him knowledge of the telecommunications industry, as well as other operational expertise, that will be essential to our board of directors in understanding and evaluating our business. His experience as Chief Financial Officer of Valor Communications Group, Inc. and US Unwired, Inc. has given him valuable financial expertise. He has also gained experience in risk management through these leadership positions, which will be essential to our board of directors.

Committees of the Board of Directors

Our board of directors will establish the following standing committees in connection with the Separation: Compensation Committee, Audit Committee and Nominating and Governance Committee. Each committee will have a charter which will be available for review at the following website, www.lumosnetworks.com.

Compensation Committee

Our Compensation Committee will consist of Ms. North (Chairperson), Mr. Felsher and Mr. Guth. The Compensation Committee is responsible for:

•	developing and overseeing the implementation of our philosophy with respect to the compensation of executive officers;

•	determining the compensation and benefits of all of the executive officers;

•	reviewing our compensation and benefit plans to ensure that they meet corporate objectives; and

•	administering our stock plans and other incentive compensation plans.

The Compensation Committee will be comprised entirely of independent directors as defined in Rule 5605(a)(2) of the NASDAQ Listing Standards.

Audit Committee

Our Audit Committee will consist of Mr. Vaughn (Chairperson), Mr. Guth and Mr. Robinson. The Audit Committee is responsible for overseeing:

•	our accounting and financial reporting processes;

•	the reliability of our financial statements;

•	the effective evaluation and management of our financial risks;

•	our compliance with laws and regulations; and

•	the maintenance of an effective and efficient audit of our annual financial statements by a qualified and independent auditor.

The Audit Committee will be comprised of at least three members, all of which must be independent as defined in Rules 5605(a)(2) and 5605(a)(2)(A) of the NASDAQ Listing Standards and Sections 10A(m)(3)(a) and (B) of the Securities Exchange Act of 1934, as amended (the “Exchange

Act”). In addition, all of the members of the Audit Committee will be financially literate as prescribed by the NASDAQ Listing Standards.

Nominating and Governance Committee

Our Nominating and Governance Committee will consist of Mr. Robinson (Chairperson), Mr. Felsher and Mr. Vaughn. The Nominating and Governance Committee is responsible for:

•	identifying individuals qualified to become directors;

•	nominating qualified individuals for election to the board of directors at the annual meeting of stockholders;

•	recommending to the board of directors the individual directors to serve on the committees of the board of directors; and

•	at the request of the board of directors, overseeing corporate governance matters.

All the members of the Nominating and Governance Committee will be independent as defined in Rule 5605(a)(2) of the NASDAQ Listing Standards.

Corporate Governance Matters

Identifying and Evaluating Nominees

We will enter into a Shareholders Agreement with the Quadrangle Entities that will be substantially similar to the Shareholders Agreement between NTELOS and the Quadrangle Entities. The Shareholders Agreement (as described in “Description of Capital Stock – Shareholders Agreement”) will entitle the Quadrangle Entities to designate three members of the board of directors, at least one of whom must be “independent” under applicable NASDAQ and SEC rules. The Quadrangle designees are Messrs. Felsher, Guth and Huber. The Shareholders Agreement also provides that one director will be our Chief Executive Officer for so long as he or she is employed by us.

The Nominating and Governance Committee will identify nominees for director on its own as well as by considering recommendations from other members of the board of directors, our officers and employees, and other sources that the Nominating and Governance Committee deems appropriate, including executive search firms. The Nominating and Governance Committee also will consider stockholder recommendations for nominees for director subject to such recommendations being made in accordance with our bylaws. In addition to the Nominating and Governance Committee’s charter, we will adopt Corporate Governance Guidelines that contain, among other matters, important information concerning the Nominating and Governance Committee’s responsibilities when identifying and evaluating nominees for director. You will find the charter and guidelines at www.lumosnetworks.com.

As required by our bylaws, any stockholder recommendation for a nominee for director to be voted upon at any annual meeting of our stockholders must be submitted in writing to our Secretary or Assistant Secretary no later than 120 days nor more than 150 days before the first anniversary of the prior year’s proxy statement. For nominations, such stockholder’s notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election as a director, (A) the name, age, business address and residential address of such person, (B) the principal occupation or employment of such person, (C) the class, series and number of shares of common stock that are beneficially owned by such person, (D) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the SEC promulgated under the Exchange Act and (E) the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected and (ii) as to the stockholder giving the notice, (A) the name, and business address and residential address, as they appear on our stock transfer books, of such stockholder, (B) a representation that such stockholder is a stockholder of record and intends to appear in person or by proxy at such meeting to nominate the person or persons specified in the notice, (C) the class, series and number of shares of common stock beneficially owned by such stockholder and (D) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder. These requirements are separate from the requirements that stockholders must meet to include proposals in the proxy materials for any annual meeting of our stockholders.

The Nominating and Governance Committee will evaluate all candidates for election to the board of directors, regardless of the source from which the candidate was first identified, based upon the totality of the merits of each candidate and not based upon minimum qualifications or attributes. In considering the individual nominees, the Nominating and Governance Committee will take into account the qualifications of other members of the board of directors to ensure that a broad variety of skill sets and experience beneficial to us and our business are represented on the board of directors and will also take into account the characteristics of each individual under consideration, including that individual’s competencies, experience, reputation, integrity, independence, potential for conflicts of interest and other appropriate qualities. The Corporate Governance Guidelines will require that in considering the composition of the board of directors, diversity of backgrounds and expertise should be emphasized and the Nominating and Governance Committee will consider the average tenure of the entire board of directors.

The Nominating and Governance Committee will also periodically consider the individual and aggregate skill sets of the board of directors, based on a review of:

•	senior leadership experience (public company CEO/President);

•	business development/M&A expertise;

•	financial expertise;

•	public company board of directors experience;

•	diversity (gender/other);

•	wireline industry operational expertise;

•	other operational expertise (customer service and care, billing systems, IT platform);

•	brand marketing expertise;

•	sales and distribution expertise;

•	government/public policy expertise;

•	executive compensation/human resources expertise; and

•	risk management expertise.

When considering a director standing for re-election, in addition to the attributes described above, the Nominating and Governance Committee will consider that individual’s past contribution and future commitment to our company. Additionally, the Nominating and Governance Committee will continue to seek to populate the board of directors with a sufficient number of independent directors to satisfy NASDAQ Listing Standards and SEC requirements. The Nominating and Governance Committee will also seek to ensure that the board of directors will have at least three independent members to serve on the Audit Committee that satisfy NASDAQ financial and accounting experience requirements and at least one member who qualifies as an “audit committee financial expert.”

There is no difference in the manner by which the Nominating and Governance Committee will evaluate prospective nominees for director based on the source from which the individual was first identified.

Board Leadership Structure and Role in Risk Oversight

Mr. Hyde will initially serve as our Chief Executive Officer, and Mr. Guth will serve as our non-executive Chairman of the board. Our policy will be to have a Chairman of the board who is an independent director. We believe having separate Chief Executive Officer and Chairman of the board positions is the most appropriate structure for us and our stockholders. We believe it is appropriate for Mr. Hyde to be able to focus his efforts on serving as our Chief Executive Officer while working closely with our Chairman of the Board, Mr. Guth. Our board of directors may in the future revisit this policy from time to time. The Chairman of the board has the following duties:

•	preside at all meetings of the board of directors, including executive sessions of the independent directors;

•	serve as liaison between the Chief Executive Officer and the independent directors;

•	provide advice and counsel to the Chief Executive Officer on meeting schedules and possible meeting agenda topics;

•	have the authority to call meetings of the independent directors;

•

provide input to the Compensation Committee regarding the Chief Executive Officer’s performance and meet, together with the Chairperson of the Compensation Committee, with the Chief Executive Officer to discuss the evaluation of the Chief Executive Officer; and

•

provide input to the Nominating and Governance Committee regarding the appointment of the Chairpersons and members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.

The board of directors will also have three standing committees, Audit, Compensation and Nominating and Governance. Each committee will have a separate chairperson and each of the committees will be comprised solely of independent directors. Our Corporate Governance Guidelines will provide that the independent directors will meet in executive session at least two times a year, and the Chairman of the board will preside at these sessions.

Our Audit Committee charter will provide that the Audit Committee will be responsible for evaluating and monitoring our financial risks and our compliance with laws and regulations. On a regular basis, our Audit Committee will review and discuss with management our major financial and operating risks and exposures and the steps management will take to monitor and control such risks and exposures, including our risk assessment and risk management policies.

Although the Audit Committee will have primary responsibility for overseeing these matters, the full board of directors and our other committees will be actively involved in overseeing risk management. Our Corporate Governance Guidelines will provide that the board of directors and each committee will be responsible for overseeing our program for identifying, evaluating and controlling significant risks. Management will update the entire board of directors on a quarterly basis on key business risks affecting our business. The board of directors will also engage in periodic discussions with the Chief Financial Officer and other members of management regarding risks as appropriate. In addition, each of the other committees of the board of directors will consider risks within its area of responsibility and regularly report to the board of directors.

The Compensation Committee will consider succession planning, human resources risks and risks that may result from our executive compensation programs. The Compensation Committee will adopt a Compensation Recoupment Policy that authorizes the board of directors to obtain reimbursement of any portion of any performance-based compensation paid or awarded, whether cash or equity based, where the payment or award was predicated upon the achievement of certain financial results or metrics that are subsequently the subject of a restatement or correction, from the officers and from other employees responsible for accounting errors resulting in the restatement or correction. The Compensation Committee will approve Stock Ownership Guidelines for our executive officers. The Compensation Committee also will monitor our interim Chief Executive Officer’s achievement of post-Separation transition objectives.

The Nominating and Governance Committee will review any disputes that might arise between NTELOS and us following the Separation. This Committee along with the full board of directors also will consider potential post-Separation and other governance-related risk matters. The leadership structure of the board of directors will support the risk oversight functions described above with independent leadership provided by our Chairman of the board and with all of our directors being independent, with the exception of Messrs. Hyde and Moneymaker.

Stockholder Communications with the Board of Directors

We encourage stockholders to communicate with the board of directors by sending written correspondence to the Chairperson of the Nominating and Governance Committee at: Lumos Networks Corp., Attention: Chairperson of the Nominating and Governance Committee, 401 Spring Lane Plaza Waynesboro, Virginia 22980. The Chairperson of the Nominating and Governance Committee and his duly authorized agents will be responsible for collecting and organizing stockholder communications. Absent a conflict of interest, the Chairperson of the Nominating and Governance Committee will be responsible for evaluating the materiality of each stockholder communication and determining whether further distribution is appropriate, and, if so, whether to (i) the full board of directors, (ii) one or more directors and/or (iii) other individuals or entities.

Director Independence

The board of directors will consider director independence based both on the meaning of the term “independent director” set forth in Rule 5605(a)(2) of the NASDAQ Listing Standards and on an overall review of transactions and relationships, if any, between the director and NTELOS. Our board of directors will be comprised of a majority of independent directors and all committees of the board of directors will be comprised only of independent directors.

The NTELOS board of directors has determined that Messrs. Felsher, Guth, Huber, Robinson and Vaughn and Ms. North are independent under the NASDAQ Listing Standards.

Code of Ethics

We will also adopt a Code of Business Conduct and Ethics for directors, officers and employees. Copies of this code will be available at the following website, www.lumosnetworks.com.

Director Compensation

Our Director Compensation Program Following the Separation

We will be asking our board of directors to approve the following non-employee director compensation program:

Non-employee directors (excluding directors that are not independent, directors designated by the Quadrangle Entities pursuant to our Shareholders Agreement and directors who are our employees) will receive a retainer of $25,008 per year, payable monthly. Additionally, our non-executive Chairman of the board will receive an annual retainer of $35,000, the chairperson of our Audit Committee will receive an annual retainer of $15,000, the chairperson of our Compensation Committee will receive an annual retainer of $5,004 and the chairperson of our Nominating and Governance Committee will receive an annual retainer of $5,004. Each such non-employee director will also receive $2,000 for each board meeting and stockholder meeting attended in person and $1,000 if attended telephonically in lieu of attending in person. For attendance at board committee meetings, each such non-employee director will receive $1,500 for attending in person or $800 for attending telephonically in lieu of attending in person.

We will reimburse each of our directors for reasonable travel and other expenses incurred in connection with attending all board and board committee meetings. The board of directors believes that its members should be encouraged to own shares of our common stock, although we will not have a written policy requiring a minimum level of share ownership.

The following directors are non-employee directors who are neither employees nor members of the Quadrangle Entities: Robert Guth, Julia North, Michael Robinson and Jerry Vaughn. Our Chief Executive Officer and the directors who are members of Quadrangle will not be compensated by us for their roles as directors, other than reimbursement for reasonable travel and other expenses incurred in connection with attending board and board committee meetings.

To assist us in attracting and retaining qualified and experienced individuals for service as non-employee independent directors, each such non-employee independent director who is not a member of the Quadrangle Entities will receive an annual equity award grant under our Non-Employee Director Equity Plan, commencing on January 1, 2012. These equity award grants will include a mix of stock options and restricted stock. The number of options to purchase shares of our common stock under these equity award grants will be equal to the quotient of $18,600 and the Black-Scholes option-pricing model valuation of our common stock for the trading days in the second calendar month prior to a grant date, or such lesser number for a particular grant date as the board of directors may determine in its sole discretion, and which number of options granted shall not exceed 8,600. Additionally, each non-employee independent director who is not a member of the Quadrangle Entities will receive an annual grant of shares of our common stock subject to a restriction period (“restricted stock”) with an aggregate value equal to $43,400 (with such value to be calculated based on the average closing price of our common stock for the trading days in the second calendar month prior to a grant date and with the resulting number of shares being rounded up to the next whole number), or such lesser award for a particular grant date as the board shall determine in its sole discretion. The annual stock option and restricted stock grants will be automatic and non-discretionary on each of the grant dates and vest on the first anniversary of such grant dates. Additionally, all NTELOS stock options and restricted stock awards held by these directors prior to the Separation will be converted into our stock options and restricted stock awards and applicable vesting periods will continue.

The Compensation Committee will periodically consider our director compensation policy with a primary objective of matching compensation levels to the relative demands associated with serving on the board of directors and its various committees. The Compensation Committee will also take into account the compensation policies of other public company boards of directors by reviewing the same comparison group of companies as are reviewed by our Compensation Committee when considering the compensation of our executive officers.

We will also have a policy to provide, as needed, an ongoing education program for all directors and will pay the program costs and associated travel expenses related to such director education programs.

NTELOS’s Director Compensation Program

Director Compensation Table

The following table sets forth information concerning the 2010 compensation awarded by NTELOS to non-employee directors of NTELOS who will be our non-employee directors following the Separation:

Name	Fees Earned or Paid in Cash ($)	Stock Awards (3) (4) ($)	Option Awards (4) (5) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Steven Felsher(1)	—	—	—	—	—	—	—
Robert Guth	46,408	49,375	23,915	—	—	—	119,698
Michael Huber	—	—	—	—	—	—	—
Julia North	62,312	49,375	23,915	—	—	—	135,602
Michael Robinson(2)	—	—	—	—	—	—	—
Jerry Vaughn	69,008	49,375	23,915	—	—	—	142,298

(1)	Mr. Felsher was designated by affiliates of Quadrangle to serve as a director on the Board on February 24, 2011.
(2)	Mr. Robinson will become a director of Lumos Networks us of the effective time of the Separation and will participate in the non-employee director compensation program.
(3)

The closing stock price for NTELOS common stock on the date of the grant, which also represents the fair value of the restricted stock awards, was $18.02 per share. The aggregate number of restricted stock awards outstanding as of December 31, 2010 is 2,740 for each of the following non-employee directors: Messrs. Guth and Vaughn and Ms. North.

(4)

For a discussion of the assumptions used in determining the aggregate grant date fair value associated with option awards, see note 9 of the Notes to Consolidated Financial Statements in part II, item 8 of the NTELOS Annual Report on Form 10-K for the year ended December 31, 2010. The aggregate number of option awards outstanding at December 31, 2010 is the following for each of the following non-employee directors: 5,704 for Mr. Guth; 22,904 for Ms. North; and 22,904 for Mr. Vaughn.

(5)

Restricted stock awards and stock options held by these directors prior to the Separation will be converted into our restricted stock awards and stock options and applicable vesting periods will continue.

During 2010, NTELOS’s non-employee directors (excluding directors who are designated by the Quadrangle Entities pursuant to the NTELOS Shareholders Agreement and directors who are NTELOS employees) received a retainer of $25,008 per year, payable monthly. Additionally, during 2010, the chairperson of the NTELOS Audit Committee received an annual retainer of $15,000, the chairperson of the NTELOS Compensation Committee received an annual retainer of $5,004 and the chairperson of the NTELOS Nominating and Governance Committee received an annual retainer of $5,004. During 2010, each such non-employee director also received $2,000 for each board meeting and stockholder meeting attended in person and $1,000 if attended telephonically in lieu of attending in person. For attendance at board committee meetings during 2010, each such non-employee director received $1,500 for attending in person or $800 for attending telephonically in lieu of attending in person. NTELOS reimburses each of its directors for reasonable travel and other expenses incurred in connection with attending all board and board committee meetings.

For fiscal year 2010, NTELOS had five such non-employee directors, three of whom will serve as our non-employee directors, Robert Guth, Julia North and Jerry Vaughn. The remaining directors were not compensated by NTELOS for their roles as directors. In addition to their NTELOS director status during 2010, Mr. Guth was a member of the NTELOS Nominating and Governance Committee, Mr. Vaughn was chairperson of the NTELOS Audit Committee and a member of the NTELOS Nominating and Governance Committee and Ms. North was chairperson of the NTELOS Nominating and Governance Committee and a member of the NTELOS Compensation Committee, and they were compensated accordingly as disclosed in the table above.

To assist NTELOS in attracting and retaining qualified and experienced individuals for service as non-employee independent directors, each such non-employee independent director receives an initial equity award grant and thereafter, commencing on January 1 of the subsequent year, an annual equity award grant. Effective January 1, 2010, these equity award grants include a mix of stock options and restricted stock in order generally to synchronize the types of equity awards received by directors with those received by our employees. The number of options to purchase shares of NTELOS common stock is equal to the quotient of $18,600 and the Black-Scholes option-pricing model valuation of the NTELOS common stock for the trading days in the second calendar month prior to a grant date, or such lesser number for a particular grant date as the NTELOS board of directors may determine in its sole discretion, and which number of options granted shall not exceed 8,600. Additionally, such non-employee independent directors receive an annual grant of shares of NTELOS common stock subject to a restriction period (“restricted stock”) with an aggregate value equal to $43,400 (with such value to be calculated based on the average closing price of the NTELOS common stock for the trading days in the second calendar month prior to a grant date and with the resulting number of shares being rounded up to the next whole number), or such lesser award for a particular grant date as the NTELOS board of directors shall determine in its sole discretion. The annual stock option and restricted stock grants are automatic and non-discretionary on each of the grant dates and vest on the first anniversary of the grant date of such restricted stock.

Pursuant to the NTELOS Non-Employee Director Equity Plan, Messrs. Guth and Vaughn and Ms. North were each granted options to purchase 5,704 shares each of common stock on January 4, 2010 at an exercise price per share of $18.02, the last closing price of the NTELOS common stock on the NASDAQ Global Select Market as of the date of grant. The grant date fair value of these options was $23,915, or approximately $4.19 per share. These options vested and became exercisable on the first annual anniversary of the date of grant. Additionally, NTELOS granted each of the aforementioned non-employee independent directors 2,740 shares of NTELOS common stock subject to a restriction period with a grant date fair value of $49,375 based on the closing price of NTELOS common stock of $18.02 per share on the date of grant. These restricted shares vested on the first anniversary of the grant date.

NTELOS also has a policy to provide, as needed, an ongoing education program for all directors and will pay the program costs and associated travel expenses related to such director education programs.

NTELOS does not pay additional compensation to directors who are not independent directors for their service as directors but does reimburse such employee directors for expenses incurred in attending meetings of the NTELOS board of directors and its committees.

Stock Ownership Guidelines

Following the Separation, our board of directors will implement stock ownership guidelines for our board of directors to emphasize the link between directors and the long-term interests of our stockholders and to enhance our image by openly communicating to investors, market analysts and the public that director interests are tied directly to our long-term success through personal capital investment in our common stock. The stock ownership guidelines generally will require that each director own a fair market value of our common stock equal to a multiple of three times the director’s annual cash retainer as determined by our board of directors.

Certain Relationships and Other Transactions

Our board of directors will adopt a written policy that generally provides that we may enter into a related party transaction only if the Audit Committee shall approve or ratify such transaction in accordance with the guidelines set forth in the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party; the transaction is approved by the disinterested members of the board of directors; or the transaction involves compensation approved by our Compensation Committee.

Our Audit Committee Charter will provide that management shall report to the Audit Committee any proposed “related party” transaction that might be considered material to us or the related party, or required to be disclosed by applicable disclosure rules. The Audit Committee shall be responsible for the review and oversight contemplated by NASDAQ with respect to any such reported transactions.

For a description of the interests of the NTELOS officers and directors in the Separation, see “The Separation—Interests of NTELOS Officers and Directors in the Separation.” For a description of commercial and other arrangements that we expect to enter into with NTELOS, see “Agreements with NTELOS.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Prior to the Separation, we have been a subsidiary of NTELOS and each of our named executive officers (“NEO”) has been employed by NTELOS or its subsidiaries. Since the compensation tables included in this information statement relate to the year ended December 31, 2010 (prior to the Separation), this Compensation Discussion and Analysis largely focuses on the 2010 compensation decisions and programs, which were determined by the NTELOS Compensation Committee. In connection with the Separation, our board of directors will form its own Compensation Committee. In this Compensation Discussion and Analysis, we refer to the Compensation Committee of NTELOS as the NTELOS Committee and our Compensation Committee as our Committee. Following the Separation our Committee will determine our executive compensation.

The 2010 compensation information for Mr. Hyde set forth below reflects the compensation paid to him pursuant to his NTELOS employment agreement. Following the Separation we will have a separate employment agreement with Mr. Hyde which is described below under “Employment Agreements.” The 2010 compensation information for Messrs. Berry, Keller and Moneymaker and Ms. McDermott also reflects the compensation paid to them pursuant to their respective NTELOS employment agreements. Following the Separation, we will have employment agreements with each of these executive officers which will be substantially similar to their NTELOS employment agreements.

Our Compensation Philosophy Following the Separation

The objective of our compensation program will be to attract and retain those employees whose judgment, abilities and experience will contribute to our continued success. The program will be designed to provide overall competitive pay levels through a mix of base salary, bonus and equity compensation and ownership, create proper incentives to align management’s incentives with the long-term interests of our stockholders and reward superior performance. Our Committee will be responsible for the following:

•	developing and overseeing the implementation of our philosophy with respect to the compensation of executive officers;

•	determining the compensation and benefits of our executive officers;

•	reviewing our compensation and benefit plans to ensure that they meet corporate objectives;

•	selecting compensation consultants and determining the frequency of use of compensation consultants; and

•	administering our stock plans and other incentive compensation plans.

NTELOS’s General Compensation Philosophy

The objective of NTELOS’s compensation program is to attract and retain those employees whose judgment, abilities and experience will contribute to the continued success of NTELOS. The program is designed to provide overall competitive pay levels through a mix of base salary, bonus and equity compensation and ownership, create proper incentives to align management’s incentives with the long-term interests of the NTELOS stockholders and reward superior performance. The NTELOS Committee is responsible for the following:

•	developing and overseeing the implementation of NTELOS’s philosophy with respect to the compensation of executive officers;

•	determining the compensation and benefits of NTELOS’s executive officers;

•	reviewing NTELOS’s compensation and benefit plans to ensure that they meet corporate objectives;

•	selecting compensation consultants and determining the frequency of use of compensation consultants; and

•	administering NTELOS’s stock plans and other incentive compensation plans.

Compensation Programs and Practices after Separation

Our compensation programs and practices that will be implemented in connection with the Separation will support the compensation philosophy described above. While our compensation programs and practices for 2011 are currently under review and have not been finalized, we do not expect our compensation policy will differ materially from that of NTELOS. We expect to implement an annual incentive plan for the 2011 period post-Separation in which our employees will participate.

The Remainder of this Compensation Discussion and Analysis

The historical compensation strategy for our executive officers has been primarily implemented by the NTELOS Committee. The remainder of this Compensation Discussion and Analysis covers the 2010 compensation for those executives expected to be our most highly compensated executive officers based on their 2010 compensation from NTELOS.

NTELOS’s Targeted Overall Compensation

Each of our NEOs (other than Mr. Keller) was a named executive officer of NTELOS in 2010.

Each of our NEOs had an employment agreement with NTELOS that is described below. Pursuant to these employment agreements, each of our NEOs received a base salary, which was set by the NTELOS Committee. The NEOs are also eligible to participate in the annual short-term incentive plan (referred to as the NTELOS Team Incentive Plan or “TIP”, discussed below) with an annual target up to a specified percentage of base salary. Each of the NEOs has annual corporate and personal goals and objectives and his or her performance is evaluated annually against those goals and objectives to assist in determining his or her total paid compensation. Under the NTELOS compensation structure, the mix of base salary and target short-term incentive compensation varies depending on the employee’s level within the NTELOS organization. The NTELOS Committee also retains the discretion to grant bonuses outside of the TIP. NTELOS has an Equity Incentive Plan (defined below) which is used in connection with the annual short-term incentive plan as well as to provide long-term incentives through the issuance of stock options, restricted stock or other long-term incentives to the NEOs as a component of total compensation.

To assist NTELOS in determining the base salaries, target short-term incentive percentages and long-term incentive compensation of our NEOs, the Committee engaged an independent compensation consultant as appropriate to perform a study of the compensation of NTELOS’s NEOs benchmarked against comparable senior executives in comparable telecommunications companies (the “Peer Group”) and market median information from the Consultant’s compensation database. The last such study that was performed by the Hay Group (the “Consultant”) for use in 2010 compensation decisions was in December 2008. The December 2008 study analyzed the base salary, short-term incentives as a percentage of salary and long-term incentive payouts in order to assist the NTELOS Committee in determining the appropriate pay-for-performance relationship for each NEO. The Peer Group was selected based on a comparability study prepared by the Consultant, input from management and approval from the Committee.

In years during which a compensation consultant study was not performed, the NTELOS Committee worked in conjunction with management to update the Peer Group, taking into account consolidation and growth within NTELOS’s industry, and to obtain updated information about the Peer Group members’ executive compensation arrangements. The NTELOS Committee used this process in 2010 to determine the Peer Group and to obtain information about the Peer Group’s 2009 executive compensation arrangements.

Based on input from management, the NTELOS Committee determined that the Peer Group recommended by the Consultant in the December 2008 compensation study continued to best reflect the companies that are similar to NTELOS in terms of revenue, assets and number of employees. Therefore, the following 14 companies from the Consultant’s December 2008 study comprised the NTELOS Peer Group for determining compensation arrangements for 2010:

Alaska Communications	Knology

Cincinnati Bell	Leap Wireless

Consolidated Communications	PAETEC

Fairpoint Communications	RCN Corp.

General Communication	Surewest Communications

Iowa Telecommunications	tw telecom

iPCS, Inc.	USA Mobility

In addition to base salary and TIP, the NEOs participate in the NTELOS Amended and Restated Equity Incentive Plan and the NTELOS 2010 Equity and Cash Incentive Plan (together with the NTELOS Amended and Restated Equity Incentive Plan, the “Incentive Plan”) and they are entitled to participate in all of NTELOS’s employee benefit plans as well as the employee benefit plans of any NTELOS subsidiary. NTELOS also provides other benefits and perquisites, including a monthly automobile allowance offered as a competitive perquisite, country club dues for use by the Chief Executive Officer to foster business relationships and a term life insurance policy for each NEO in accordance with his employment agreement.

The NTELOS Committee Process

The NTELOS Committee designs, evaluates and approves the NTELOS executive compensation plans, policies and programs. The NTELOS Committee annually reviews and evaluates the goals and objectives relevant to the compensation of the Chief Executive Officer and annually evaluates the performance of the Chief Executive Officer in light of those goals and objectives. The NTELOS Committee establishes compensation levels and compensation awards for the NEOs. To assist in determining the level of compensation and awards for the Chief Executive Officer, the members of the NTELOS Committee review corporate performance over the past 12 months and the Chief Executive Officer’s compensation relative to the most recent compensation study provided by the Consultant and Peer Group data available in public proxy statements, ensuring that the recommended compensation levels meet corporate objectives. For the remaining NEOs, the Chief Executive Officer reviews individual and corporate performance, data from the most recent compensation study provided by the Consultant and Peer Group data available in public proxy statements, and makes recommendations to the Committee. The Chief Executive Officer attends the NTELOS Committee meetings; however, the NTELOS Committee also meets in executive session without the Chief Executive Officer (or other members of management) present when discussing the Chief Executive Officer’s compensation. Our Committee will follow the same process for determining executive compensation following the Separation.

The NTELOS Committee also administers NTELOS’s equity-based compensation plans and deferred compensation plans. The NTELOS Committee also periodically reviews its management “talent” levels and management succession planning. The NTELOS Committee is authorized to retain experts, consultants and other advisors to aid in the discharge of its duties. The NTELOS Committee reports regularly to the NTELOS board of directors on matters relating to the NTELOS Committee’s responsibilities. The Chairperson of the NTELOS Committee works in conjunction with NTELOS senior management in establishing the agenda for committee meetings. In addition, the NTELOS Committee follows regulatory and legislative developments and considers corporate governance best practices in performing its duties.

Our Committee will have substantially similar duties and authorizations in connection with determining our executive compensation programs and related matters following the Separation.

Deductibility of Compensation

Under Section 162(m) of the Internal Revenue Code, a portion of annual compensation payable to NTELOS’s Chief Executive Officer and the three other highest paid executive officers (other than the Chief Executive Officer or Chief Financial Officer) generally would not be deductible for federal income tax purposes to the extent such officer’s overall compensation exceeds $1,000,000 for the year. Qualifying performance-based incentive compensation (including performance-based compensation awards under the NTELOS Equity Incentive Plan), however, would be excluded for purposes of determining whether or not the executive’s compensation exceeded the $1,000,000 cap. The NTELOS Committee addresses this issue when considering compensation arrangements for the NTELOS executive officers. However, the NTELOS Committee still believes that it is important that it have the flexibility to offer compensation that may not be deductible because of the Section 162(m) cap if deemed necessary to attract and retain qualified executive officers. In this regard, certain of the compensation paid to Mr. Hyde for 2010 was non-deductible.

Base Salaries

Each NEO’s employment agreement sets forth a base salary which is subject to annual adjustments as determined by the NTELOS Committee. The NTELOS Committee’s practice is to adjust compensation (including new short-term and long-term incentive grants) for each NEO and all other employees in late February or early March each year which allows for consideration of audited financial results. Annual salary adjustments, which become effective April 1, take into consideration each NEO’s performance for the year and are designed to result in an adjusted salary that is within an acceptable range of the median salary for each NEO’s comparable position within the Peer Group.

As the basis for determining the April 2010 raises granted to the NEOs, the NTELOS Committee determined that the proprietary compensation study provided by the Consultant in December 2008 coupled with the compensation disclosures in the proxy statements of the Peer Group provided sufficient benchmarking for 2010 compensation updates for the NTELOS executive officers. For other NTELOS officers, including Mr. Keller, the NTELOS Committee referred to the Consultant’s proprietary 2008 compensation study and “aged” it by 3% to roll forward one year. During this review, NTELOS management computed the average of (i) the general market median, including the telecom median for certain of our NEOs, from the December 2008 compensation study provided by the Consultant and (ii) the median base salary of the comparable position of the Peer Group, both of which were adjusted for inflation. The NTELOS Committee also considered the Consultant’s recommendation of salary range placements based upon attributes such as individual performance and experience. The Consultant recommended, and the NTELOS Committee approved, a competitive base salary range placement of 80% to 120% of the market median. The NTELOS Committee multiplied the inflation-adjusted average described above by the competitive salary range placement to determine the target salary for each NEO.

For Mr. Moneymaker, the 2010 raise represented an increase of $31,515 (10.2%) to $340,000. Mr. Moneymaker’s salary was 93% of the market median before this raise and was 102% of the market median after this raise. In light of his substantial experience and anticipated work during 2010 on strategic alternatives, the NTELOS Committee elected to raise Mr. Moneymaker’s salary to $340,000. For Mr. Berry, the 2010 raise represented an increase of $9,320 (4.2%) to $230,820. Mr. Berry’s salary was 96% of the market median prior to this raise and was 100% of the market median after this raise, reflecting the additional experience that Mr. Berry has acquired after being promoted to Executive Vice President, President – Wireline of NTELOS in mid-2009. For Ms. McDermott, the 2010 raise represented an increase of $4,163 (2.0%) to $212,301. Ms. McDermott’s salary was 95% of the market median before this raise and was increased to 97% of the market median after this raise in light of her increased experience. The NTELOS Committee determined that for each of the NEOs, the adjusted base salary for 2010 was within an acceptable range of the general market median and the average base salary for the comparable position in the Peer Group.

Mr. Hyde commenced employment with NTELOS on March 30, 2009 with a base salary of $505,000. This salary was determined taking into account (i) advice from the Consultant as to what an appropriate salary for an incoming President and Chief Operating Officer, based upon his prior experience and compensation level would be, (ii) his being hired as the intended successor to NTELOS’s then current Chief Executive Officer, and (iii) the base salary level paid to NTELOS’s then current Chief Executive Officer. Upon his promotion to Chief Executive Officer on December 17, 2009, Mr. Hyde received a base salary increase of $70,000 to $575,000, or 13.9%, effective upon his promotion through March 31, 2011.

With respect to the base salary increases described above, the NTELOS Committee also considered the anticipated level of difficulty of replacing each of the NEOs with someone of comparable experience and skill and a review of each NEO’s personal performance and corporate accomplishments over the previous 12 months, which included the following:

•	completed acquisition of a 2,200 route-mile fiber-optic network and associated customer contracts from Allegheny Energy, Inc. which positions NTELOS for future business expansion;

•

originated a new $670 million first lien term loan in August 2009, with a final maturity in August 2015, which was used to refinance NTELOS’s existing term loan agreement that was scheduled to mature commencing in December 2010;

•	exceeded key wireline segment operating initiatives, including growing strategic product revenues within NTELOS’s Competitive Wireline segment and achieving record Adjusted EBITDA performance; and

•	implemented a successful and ongoing succession planning process, including the replacement of three executive officers during 2009.

On May 7, 2009, Mr. Keller was appointed as Senior Vice President – Wireline Sales and Customer Care of NTELOS with a salary of $165,000. To determine Mr. Keller’s 2010 salary, the NTELOS Committee reviewed the compensation study performed by the Consultant in December 2008, as adjusted for inflation, which indicated that his base salary was 82% of the market median. Due to the sales component of his position, the NTELOS Committee determined to incorporate a significant incentive component to his total compensation, with a 40% target TIP award and a 30% target linked to a sales incentive compensation plan.

Annual Short-Term Incentive Compensation

It is NTELOS’s practice to award annual cash bonus awards under its TIP. Participation in the TIP is available to all of the NTELOS salaried-exempt employees, including our NEOs, with a hire date prior to October 1 of the applicable year, except those employees who are covered by a formal sales incentive plan. For our NEOs, the TIP award is equal to the product of (i) the individual’s eligible base salary earnings for the year, (ii) the individual’s targeted short-term incentive percentage up to a maximum percentage provided for in the plan (as finally determined based on achievement of individual performance objectives), and (iii) NTELOS’s weighted performance achievement percentage. The TIP award gives an eligible participant the potential to receive a lump sum payment on or before March 15 of the succeeding year based on achievement of specified company-wide performance goals established by the NTELOS board of directors and based on achievement of individual performance objectives, which are established at the beginning of the year under circumstances set forth in the annual short-term incentive plan. An eligible employee must achieve at least a minimum overall individual performance rating in order to be eligible for an award under the TIP. The NTELOS Committee has full discretion to qualify the annual short-term incentive plan, certify that the performance goals have been achieved, terminate the plan or increase or decrease the funding available to the plan. Additionally, a TIP award may be decreased or an additional TIP award may be authorized by the NTELOS Committee in its discretion as necessary to support NTELOS’s business needs.

The purpose of the TIP is to focus corporate and individual efforts on the accomplishment of specific financial objectives and to motivate individual participants to achieve or contribute to these objectives. It also serves to assign an at-risk element to each of our NEO’s total compensation based directly on the achievement of desired results. The NTELOS Committee determined the 2010 targeted bonus percentages for each of our NEOs by averaging (i) the general market median, including the telecom median for certain NEOs, as reflected in the December 2008 compensation study provided by the Consultant and (ii) the median target short-term incentive percentage of the comparable position of the Peer Group ((i) and (ii) together, the “Average Median Short-Term Incentive Percentage”). The Average Median Short-Term Incentive Percentage was 100% for Mr. Hyde. The Average Median Short-Term Incentive Percentages for the remaining NEOs ranged from 43% to 54%. Based on these results, the NTELOS Committee determined that the current targeted short-term incentive percentages for the remaining NEOs were competitive; therefore, their 2010 targeted bonus percentages remained unchanged at 100% for Mr. Hyde, 60% for Messrs. Moneymaker and Berry, 50% for Ms. McDermott and 70% for Mr. Keller.

With respect to NTELOS’s weighted performance achievement percentage mentioned above, NTELOS’s performance was measured and weighted based on the following two financial metrics in 2010, as approved by the NTELOS Committee: (i) net income before interest, income taxes, depreciation and amortization, accretion of asset retirement obligations and equity-based compensation charges, which is referred to as Adjusted EBITDA, 50% and (ii) revenue, which measures total consolidated operating revenues from wireless, wireline and other communication services, net of inter-company eliminations, 50%. The NTELOS Committee selected these metrics after considering the focus on these metrics by the investment community in evaluating NTELOS and the appropriateness and significance of growth in each of these metrics in 2010, as described below. The NTELOS Committee also determined that successful progress related to the key projects and initiatives outlined in the 2010 NTELOS business plan, including but not limited to major capital projects, would be a condition for the 2010 TIP payout due to their strategic importance to the continued growth of the NTELOS business. The NTELOS Committee increased the weighting for revenue in 2010 from 40% to 50% in order to emphasize the importance of NTELOS’s focus on revenue growth in both wireline and wireless operations in light of significant capital investments in recent years and to emphasize the importance of long-term revenue growth for stockholders.

Adjusted EBITDA is a key metric used by investors to determine if NTELOS is generating sufficient cash flows to continue to generate stockholder value, provide liquidity for future growth and continue to fund dividends and dividend increases, and the increased weight of this metric reflects NTELOS’s increased focus on improving this key metric. Although free cash flow was not a performance measure in 2010, the progress of major capital projects was considered and was a condition for a 2010 TIP payout, as described above. NTELOS believes Adjusted EBITDA is a meaningful indicator of its performance that provides useful information to investors regarding its financial condition and results of operations. Adjusted EBITDA is a non-GAAP measure commonly used in the communications industry, and by financial analysts and others who follow the industry, to measure operating performance. Additionally, Adjusted EBITDA is a primary financial covenant measure in NTELOS’s senior secured credit facility. Adjusted EBITDA should not be construed as an alternative to operating income or cash flows from operating activities (both of which are determined in accordance with generally accepted accounting principles) or as a measure of liquidity. NTELOS annually reassesses the use and weighting of these and other factors.

Also, effective with the 2010 TIP, the NTELOS Committee established primary and secondary weighting factors to measure NTELOS’s performance. The NTELOS 2010 plan focused primarily on consolidated results, with secondary weighting factors for wireless and wireline segment results for our NEOs depending on their job function. A weighted company performance percentage was calculated for each of consolidated, wireless and wireline based on the respective achievements of Adjusted EBITDA and revenue, as described above, and a weighting percentage for each of the respective divisions. The table below indicates the NTELOS performance weightings for employees designated as corporate or wireline:

	Consolidated Performance	Wireless Business Unit Performance	Wireline Business Unit Performance
Corporate Employees	60%	20%	20%
Wireline Employees	60%	0%	40%

For purposes of the 2010 TIP, Messrs. Hyde and Moneymaker and Ms. McDermott were corporate employees and Messrs. Berry and Keller were wireline employees.

In order to preserve deductibility under Section 162(m) of the Internal Revenue Code, while giving the NTELOS Committee the flexibility to tailor incentive awards for executive officers to reflect financial, operational and individual achievements based on subjective as well as objective criteria, the maximum incentive award that could be paid to any executive officer under the 2010 TIP was determined based solely on the achievement of the NTELOS performance factors discussed above. The NTELOS Committee then determined the incentive award that would be payable to the executive officer under the plan, which was required to be the lesser of (1) the maximum incentive award that may be paid to the executive officer based solely on the achievement of the NTELOS performance factors the Committee previously established or (2) the incentive award that would otherwise be paid to the executive officer.

The NTELOS Committee established the target for 100% payout under the 2010 TIP at a level consistent with the 2010 operating plan. The NTELOS Committee set the minimum TIP award at 50% of the targeted achievement level to reflect the minimum performance that would result in a TIP payout. The NTELOS Committee set the maximum TIP award at 200% of the targeted achievement level, which was believed to be realizable only upon exceptional outperformance of the NTELOS business objectives.

The following table details the minimum, target and maximum levels that had to be achieved by NTELOS in order for a 50%, 100% or 200% payout, respectively, for 2010.

(Dollars in thousands)	50% Minimum Payout			100% Target Payout			200% Maximum Payout
Performance Factor	2010 Minimum Achievement Level ($)	Increase over (Decrease from) prior year ($)	Increase over (Decrease from) prior year (%)	2010 Target Achievement Level ($)	Increase over (Decrease from) prior year ($)	Increase over (Decrease from) prior year (%)	2010 Maximum Achievement Level ($)	Increase over (Decrease from) prior year ($)	Increase over prior year (%)
Consolidated Performance:
Adjusted
EBITDA	213,533	(13,607)	(6.0%)	221,033	(6,107)	(2.7%)	236,033	8,893	3.9%
Revenue	538,082	(11,618)	(2.1%)	553,082	3,382	0.6%	583,082	33,382	6.1%
Wireless Performance:
Adjusted
EBITDA	146,724	(15,068)	(9.3%)	151,724	(10,068)	(6.2%)	161,724	(68)	0.0%
Revenue	407,690	(16,988)	(4.0%)	418,940	(5,738)	(1.4%)	441,440	16,762	3.9%
Wireline Performance:
Adjusted
EBITDA	72,004	411	0.6%	74,504	2,911	4.1%	79,504	7,911	11.0%
Revenue	129,927	5,386	4.3%	133,677	9,136	7.3%	141,177	16,636	13.4%

Although certain of the 2010 achievement levels in the table above represent declines from prior year operating results, the NTELOS Committee considered the 2010 achievement levels to be appropriate targets in light of the effects of certain events in 2009 which negatively impacted 2010. In particular, following a contractual travel data rate reset on July 1, 2009, NTELOS’s monthly calculated revenue from Sprint under its wholesale contract fell below the $9.0 million minimum. At the time the 2010 achievement levels were set, the estimated impact of this rate reset was a reduction of $4.8 million in revenue from 2009. In addition, NTELOS exited 2009 with a lower subscriber level than it had at the beginning of 2009. As a result, 2010 subscriber revenues for NTELOS were negatively impacted; however, NTELOS’s 2010 achievement levels represented subscriber growth and an increase in subscriber revenue over the December 2009 run rate, particularly in the higher value postpay segment.

Achievement of each of the NEO’s individual performance objectives for 2010 (other than Mr. Hyde) was reviewed by Mr. Hyde, NTELOS’s Chief Executive Officer, who then reviewed these objectives with the NTELOS Committee. The NTELOS Committee reviewed the achievement of Mr. Hyde’s personal objectives for 2010 in executive session outside of Mr. Hyde’s presence. Each of the NEOs was recognized for his contributions toward exceeding NTELOS’s company-wide performance measures for Adjusted EBITDA and revenues. Each of the NEOs was also evaluated based on his performance toward meeting the operational and budgetary objectives for his functional area of responsibility. In addition, the following sets forth selected performance highlights for each of the NEOs that were considered in determining the individual performance achievement percentages under NTELOS’s annual short-term incentive plan.

Mr. Hyde:

•	enhancement of talent and experience in the wireless business personnel;

•	successful integration of Allegheny asset acquisition;

•	FiberNet acquisition and initial integration; and

•	assessment and coordination of the Separation.

Mr. Moneymaker:

•	FiberNet acquisition and initial integration;

•	coordinated the issuance of $125 million incremental debt facility to fund the FiberNet acquisition;

•	assessment and coordination of the Proposed Business Separation;

•	filing and effectiveness of a shelf registration statement;

•

provided leadership to the corporate business units, including accounting, information technology, investor relations, human resources, tax, internal audit and regulatory, in the execution of their business plans;

•	provided oversight of the investor relations program, including communication with investors and analysts; and

•	ensured disclosure controls and procedures were established and maintained to ensure compliance with the Sarbanes-Oxley Act.

Mr. Berry:

•	successful integration of Allegheny asset acquisition;

•	FiberNet acquisition and initial integration;

•	successful preparation leading up to the receipt of the wireline Rural Utilities Services grant;

•	contributed to exceeding key wireline operating initiatives, including growing strategic product revenues within the Competitive Wireline segment and growing Adjusted EBITDA; and

•	achieved high quality results for customer service and regulatory compliance.

Mr. Keller:

•	successful integration of Allegheny asset acquisition;

•	supported Alleghany Broadband Stimulus Project, securing $8M in Rural Utilities Service funds;

•	successful launch of new Wireline Marketing and Communication website site and Wireline E-commerce site;

•	led due diligence efforts as part of FiberNet evaluation and ultimate business acquisition;

•	achieved Enterprise sales targets;

•	exceeded broadband and video sales objectives; and

•	achieved customer care service objectives.

Ms. McDermott:

•	assessment and coordination of the Proposed Business Separation;

•	successful preparation leading up to the receipt of two Rural Utilities Services grants;

•	leadership role in our successful efforts on legislation concerning rates charged by Virginia’s local exchange carriers that was enacted by the Virginia General Assembly in the 2010 session;

•

provided legal advice and support to all levels within all NTELOS organizations including advice and negotiation on legal disputes and negotiation and review of key vendor, carrier and customer contracts;

•	leadership role in obtaining timely approval on an accelerated basis from six state regulatory commissions and the FCC for the FiberNet acquisition;

•	provided regulatory and legal oversight of complex access charge issues, tariffs, and billings, including dispute resolution and tariff interpretation; and

•	handled all regulatory compliance and reporting requirements, including CPNI regulations and notifications, Universal Service Fund reporting, tariff filings, video filings, and CALEA compliance.

The NTELOS Committee used its discretion under the Incentive Plan to adjust recorded results for unusual unbudgeted items and determined a weighted NTELOS performance achievement of 77.8% for Messrs. Hyde and Moneymaker and Ms. McDermott, and 95.2% for Messrs. Berry and Keller. The NTELOS Committee also approved individual performance achievements for each of the NEOs as follows: Mr. Hyde, 110%; Mr. Moneymaker, 110%; Mr. Berry, 110%; Mr. Keller, 100%; and Ms. McDermott, 105%.

The NTELOS Committee also determined to award an additional discretionary 10% bonus payout for NTELOS employees, including our NEOs. The NTELOS Committee made this determination after taking into account NTELOS’s improved performance in the second half of 2010 and a desire to incentivize continued improved performance in 2011 as well as anticipated contributions toward the completion of the Separation and continued successful integration of FiberNet.

Long-Term Incentive Compensation

NTELOS’s Incentive Plan defines the incentive arrangements for eligible participants and:

•

authorizes the granting of stock options, stock appreciation rights, performance shares, restricted stock and other incentive awards, all of which may be made subject to the attainment of performance goals established by the NTELOS Committee;

•	provides for the enumeration of the business criteria on which an individual’s performance goals are to be based; and

•	establishes the maximum share grants or awards (or, in the case of incentive awards, the maximum compensation) that can be paid to a participant in the Incentive Plan.

The Incentive Plan permits the NTELOS Committee to award stock options, grants of restricted stock, stock appreciation rights and performance unit awards that are tied to corporate performance because the NTELOS Committee believes such awards provide an effective means of delivering incentive compensation and also encourage stock ownership on the part of management. The principal form of equity awards has historically been stock options as the NTELOS Committee believes that they are an effective form of long-term incentive compensation given that the value is realized only upon an increase in the stock price of NTELOS above the strike price of the stock option grant. However, the 2008 compensation study provided by the Consultant indicated that stock awards have increased substantially in prevalence compared to the Consultant’s previous study. Specifically, stock options have modestly decreased and time-vested restricted stock is currently the most prevalent long-term incentive (“LTI”) vehicle, with almost half of the Peer Group companies using more than one LTI vehicle. As a result, the NTELOS Committee elected to grant a combination of stock options and restricted stock to NTELOS NEOs in 2010 as it had in 2009 and 2008.

With the exception of certain significant promotions and new hires, NTELOS typically makes these types of awards at a meeting of the NTELOS Committee held in the first fiscal quarter of each year. This timing enables NTELOS to consider its prior year performance and the potential recipients’ prior year performance as well as NTELOS’s expectations for the future. The awards also are made early in the year in order to maximize the time-period for the incentives associated with the awards. The NTELOS Committee’s schedule also is designed so that future regular equity awards could be granted following the release of prior year financial results.

The NTELOS Committee determined that the LTI targets established in the compensation study performed by the Consultant in 2008 combined with an analysis of long-term equity incentive data from the proxy statements of the Peer Group were sufficient benchmarks to assist the NTELOS Committee in determining long-term equity compensation for our NEOs in 2010. Based on this review, the NTELOS Committee determined that the total value of long-term incentive equity awards for 2009 would be the most appropriate LTI value for 2010. To validate the use of 2009 LTI values for 2010, the NTELOS Committee created two benchmarks by averaging the LTI targets determined by the Consultant as noted above with each of the 50th percentile and the 75th percentile of the LTI target of the comparable position of the Peer Group. Based on this review, the NTELOS Committee determined that the 2009 LTI values were still appropriate for 2010. The 2009 LTI values for Messrs. Berry and Moneymaker fell between the benchmarks using 50th percentile and the 75th percentile and for Ms. McDermott were slightly less than the benchmark using the 50th percentile. Similar benchmarks were not available for Mr. Keller because he was not a NEO for NTELOS. However, the NTELOS Committee determined that Mr. Keller’s 2009 LTI value was appropriate for 2010. This LTI value was 143% of the LTI target determined by the Consultant at the 75th percentile.

The NTELOS Committee also considered other qualitative factors related to length of service and performance in determining the LTI value for each NEO. With respect to Mr. Moneymaker, the NTELOS Committee took into account both the broad scope of his financial and strategic responsibilities as NTELOS’s Executive Vice President and Chief Financial Officer, Treasurer and Secretary as well as his experience of more than 10 years in this position. With respect to Mr. Berry, the NTELOS Committee considered his scope of responsibilities as NTELOS’s Executive Vice President and President – Wireline, but also took into account his being new in this position and that the wireline operations are smaller in scope than some of the companies in the Peer Group. With respect to Mr. Keller, the NTELOS Committee considered his scope of responsibilities as NTELOS’s Senior Vice President – Wireline Sales and Customer Care, but also took into account that the wireline operations are smaller in scope than some of the companies in the Peer Group. With respect to Ms. McDermott, the NTELOS Committee considered her experience of more than nine years as NTELOS’s Senior Vice President – Legal and Regulatory Affairs addressing a complex set of wireless and wireline legal and regulatory matters, but also took into account the totality of her responsibilities compared to the general counsel position for which peer group data is available.

The 2010 LTI target values were the following (with the exception of Mr. Hyde, which is described below): $496,237 for Mr. Moneymaker; $336,680 for Mr. Berry; $191,262 for Ms. McDermott; and $155,000 for Mr. Keller. Based on prior year benchmarks, the NTELOS Committee determined that the value of the 2010 equity awards should be split equally between restricted stock and stock options. In order to determine the level of restricted shares granted in March 2010, the NTELOS Committee divided 50% of the 2010 LTI target value by the average closing stock price of NTELOS’s common stock for the month of February 2010, or $16.68 per share. Accordingly, on March 1, 2010, the NTELOS Committee approved the following restricted stock awards on March 1, 2010: 14,875 shares of restricted stock for Mr. Moneymaker; 10,092 shares of restricted stock for Mr. Berry; 4,646 shares of restricted stock for Mr. Keller; and 5,733 shares of restricted stock for Ms. McDermott. In order to determine the level of stock options granted in March 2010, the NTELOS Committee divided 50% of the LTI target value by the average Black-Scholes value per share of NTELOS common stock for the month of February 2010, or $3.50 per share. Accordingly, the NTELOS Committee approved the following stock option awards for the NEOs on March 1, 2010: 70,831 for Mr. Moneymaker; 48,057 for Mr. Berry; 27,301 for Ms. McDermott; and 22,125 for Mr. Keller. The NTELOS Committee does not adjust the number of annual LTI equity awards upward or downward based on the closing price of NTELOS common stock on the date of grant; therefore, the dollar value of the LTI grants on the date of grant vary based on changes in the price of NTELOS common stock. The actual value of the annual LTI awards for the NEOs on the March 1, 2010 grant date was: $529,720 for Mr. Moneymaker; $359,396 for Mr. Berry; $204,167 for Ms. McDermott; and $165,458 for Mr. Keller.

In connection with his promotion to NTELOS’s Chief Executive Officer on December 17, 2009, Mr. Hyde was granted 229,991 stock options, which vest one fourth annually commencing on December 17, 2010, and 47,349 shares of restricted stock, which shares cliff vest on the third anniversary of the grant date. Additionally, in recognition of Mr. Hyde’s promotion, he received a one-time payment of $505,000, payable 75% in cash on March 30, 2010, and 25% in shares of restricted stock (7,970 shares) which shares were issued on December 17, 2009 and which shares shall cliff vest on the third anniversary of the grant date.

Pursuant to applicable SEC rules, the amounts reflected as stock and option awards in the Summary Compensation Table below include the aggregate grant date fair value of the respective awards granted during the year.

See “The Separation—Treatment of Stock Options and Other Stock-based Awards” for details on how the NEOs’ outstanding stock options and restricted stock awards will be treated in connection with the Separation.

Key Employee Retention Program

In light of the uncertainty and employee retention issues that were anticipated to arise from the announcement of the Separation, the NTELOS Committee engaged the Consultant to provide an overview of retention pay practices and a recommendation of design alternatives for a retention plan. Based on its review of precedent transactions, the Consultant recommended that NTELOS provide a time-vested retention program paid in stock for its executive officers and provided a targeted value for the equity awards. This targeted value approximated each NTELOS executive officer’s target TIP percentage, which was the percentage chosen by the NTELOS Committee to determine the value of the equity awards.

In connection with the proposed Separation and after considering retention program design alternatives prepared by the Consultant, the NTELOS Committee approved a Key Employee Retention Program (“KERP”), which includes time-vested restricted stock awards to our NEOs. These awards were based on the target TIP percentage of each NEO multiplied by the average closing price of NTELOS common stock for the month of November 2010.

On December 7, 2010, the NTELOS Committee approved the grant of restricted stock awards: Mr. Hyde, 38,179 shares; Mr. Moneymaker, 13,546 shares; Mr. Berry, 7,996 shares; Ms. McDermott, 6,129 shares; and Mr. Keller, 4,906 shares. The restricted stock awards vest upon the earlier of the second anniversary of the consummation of the Separation or the fourth anniversary of the award grant date. For Messrs. Hyde and Moneymaker, 13,280 and 4,712 of their restricted stock awards, respectively, are subject to additional performance vesting provisions tied to performance metrics under NTELOS’s 2011 Team Incentive Plan for each of NTELOS’s wireless and wireline businesses which need to be met in order to vest and which could result in the forfeiture of certain shares, or the issuance of more shares, of restricted stock. The NTELOS Committee approved these performance vesting requirements in order to incentivize these executives to meet or exceed the 2011 business plan while also executing the Separation. The performance metrics under the NTELOS 2011 Team Incentive Plan are tied to NTELOS’s internal budget forecast for Adjusted EBITDA and revenue performance for 2011, which is non-public information that is highly sensitive and not shared with the public. In February 2011, the NTELOS Committee set the threshold levels of Adjusted EBITDA and revenue performance based on levels that were believed to be achievable and the terms of Mr. Hyde’s restricted stock awards permit a percentage vesting equal to the performance achievement under the NTELOS 2011 Team Incentive Plan irrespective of whether the threshold levels are reached. The NTELOS Committee set the target levels of Adjusted EBITDA and revenue performance based on levels that were believed to be aggressive yet attainable, and the maximum Adjusted EBITDA and revenue performance based on levels that were believed to be realized only upon exceptional performance.

As a Separation incentive bonus, the NTELOS Committee approved the grant of additional restricted stock awards for Mr. Hyde and Mr. Moneymaker in the amount of 16,599 and 9,815 shares, respectively (the “Separation Incentive Awards”). The Separation Incentive Awards vest upon the first anniversary of the consummation of the Separation. The intent of this award is to pay these executives for executing a successful separation of the wireline and wireless businesses and to act as a vehicle to incent future alignment and retention. The Consultant recommended and the NTELOS Committee approved an award value of 75% of base pay for Mr. Hyde and 50% of base pay for Mr. Moneymaker.

In connection with the Separation, the NTELOS Committee also took action with respect to the NEOs’ employment agreements with NTELOS as described in “Employment Agreements” below. The new employment agreements with each of Mr. Hyde and Mr. Moneymaker further provide that the NTELOS board of directors has discretion prior to consummation of the Separation to grant these officers an additional incentive bonus in the form of a restricted stock award in an amount up to 16,599 and 9,815 shares, respectively, which restricted stock awards, if granted, would have the same terms as the Separation Incentive Awards. The employment agreement with Mr. Hyde also provides that upon termination of his employment agreement with us, in his continued role as Chief Executive Officer of NTELOS, Mr. Hyde will be awarded additional grants of stock options and restricted stock awards, each with a value of $500,000. These awards will vest at a rate of 20% per year commencing on the first anniversary date of the award.

Stock Ownership Guidelines

Following the Separation, we intend for our board of directors to implement stock ownership guidelines for our executive officers to emphasize the link between officers and the long-term interests of our stockholders and to enhance our image by openly communicating to investors, market analysts and the public that officer interests are tied directly to our long-term success through personal capital investment in our common stock. The stock ownership guidelines generally will require that each executive own a fair market value of our common stock equal to a multiple of the executive’s base salary as determined by our board of directors.

Employment Agreements

NTELOS has employment agreements with each of our NEOs. In connection with entering into these employment agreements, market norms were taken into consideration. These employment agreements provide that the base salary, TIP participation and certain other benefits will continue throughout the term of the employment agreements, and the agreements also contain non-compete provisions, change of control protection and severance arrangements.

In connection with the Separation, the NTELOS Committee approved new employment agreements with each of the NEOs on December 7, 2010, that extended the terms of the NEOs’ prior employment agreements to December 31, 2012 (other than the employment agreement of Mr. Hyde, the term of which was previously December 31, 2012). The employment agreements automatically extend from year to year thereafter, unless notice of termination is previously provided. Otherwise, the new employment agreements are substantially similar to the prior employment agreements.

With respect to Mr. Hyde’s service as our Chief Executive Officer, the NTELOS Committee also approved an employment agreement with Mr. Hyde to serve as our Chief Executive Officer for an initial term of not more than six months from the consummation of the Separation, subject to automatic six-month renewals as set forth in written notice by NTELOS to Mr. Hyde not less than 30 days prior to the end of the initial term, at an initial salary of $400,000 for the initial term payable by us as provided in the employment agreement. The employment agreement further provides that it is the intention of the NTELOS board of directors that Mr. Hyde serves on our board of directors.

In connection with his appointment as our President and Chief Financial Officer, we entered into an agreement with Mr. Moneymaker dated as of July 29, 2011. The employment agreement expires on December 31, 2013 and will automatically be extended from year-to-year thereafter unless notice of termination is previously provided. However, if the employment agreement term has less than 24 months remaining upon the occurrence of a “change in control,” as such term is defined in the employment agreement, the employment term is automatically extended so that the employment term shall not expire until 24 months following the “change in control.” The employment agreement provides for an annual base salary of $412,500 per year and a target bonus opportunity of 100% of Mr. Moneymaker’s base salary, which will be paid if the bonus criteria, as set by our board of directors, for the applicable period are met. The agreement also provides that we will make Mr. Moneymaker an “initial equity” grant effective upon his appointment as our Chief Executive Officer of $206,250 in value of restricted stock which, beginning on the second anniversary of this appointment, will vest 33 1/3% for each full year of his continued employment, and an initial equity grant of $206,250 in value of stock options which, beginning on the first anniversary of the appointment, will vest 25% for each full year of his continued employment.

If Mr. Moneymaker is terminated by us for any reason other than for “cause” or Mr. Moneymaker terminates his employment for “good reason” (as such terms are defined in the employment agreement), Mr. Moneymaker will receive an amount equal to 50% of his base salary payable in at-least monthly installments for a period of 24 months. Additionally, in the event of Mr. Moneymaker’s resignation, Mr. Moneymaker will remain vested in all vested restricted stock and stock options awarded in the initial equity grant and shall be entitled to receive the earned and unpaid target incentive payment under our team incentive plan.

The employment agreement restricts Mr. Moneymaker from competing, directly or indirectly, with us or soliciting certain of our employees and officers or our affiliates during the term of the employment and for a period of 24 months thereafter. In the event that Mr. Moneymaker is terminated by us for any reason other than for “cause” or has resigned for “good reason,” then during the non-competition and non-solicitation period and in consideration of his undertakings during such period, Mr. Moneymaker will receive an amount equal to 50% of his annual salary payable at-least monthly for a period of 24 months.

Qualified Retirement Plan

NTELOS offers a qualified pension plan (the Revised Retirement Plan for Employees of NTELOS Inc. or the “Pension Plan”) for all employees hired before October 1, 2003 to provide an annual retirement benefit. As of December 31, 2010, NTELOS had 1,445 active full-time employees, of which 573 were covered by the Pension Plan. The Pension Plan is a valuable benefit in the retention of the experienced workforce of NTELOS. Messrs. Moneymaker, Berry and Keller and Ms. McDermott are participants in the Pension Plan.

We will offer a similar pension plan to our employees who previously participated in the NTELOS Pension Plan, as provided by the employee matters agreement described in “Agreements with NTELOS—Employee Matters Agreement.”

Non-qualified Supplemental Retirement Plan

In addition to the Pension Plan, we provide the Executive Supplemental Retirement Plan (“SERP”) to supplement the retirement benefits payable under NTELOS Inc.’s tax-qualified plans to those key employees selected to participate. Mr. Moneymaker and Ms. McDermott are the only active employee participants in the SERP. The SERP participation benefit is provided in these NEO’s employment agreements. The SERP is a non-qualified, unfunded retirement plan that is provided primarily for the purpose of providing our NEOs with retirement benefits for the portion of their salary in excess of $245,000 which is not covered by the Pension Plan, and for the portion of their salary which is not covered by any other tax-qualified company-funded retirement benefit.

Change of Control Payments

The NTELOS employment agreements with our NEOs provide our NEOs with change of control protection as described under “Change of Control and Severance Arrangements” beginning on page 140 of this information statement. NTELOS believes that by providing NEOs with this change of control protection, it allows our senior management to focus on maximizing stockholder value and mitigate the necessity for management’s attention to be diverted toward finding new employment in the event a change of control occurs. NTELOS also believes that this arrangement facilitates the recruitment of talented executives through the provision of guaranteed protection in the event NTELOS is acquired shortly after accepting an employment offer.

Severance Arrangements with our NEOs

Each NEO’s employment agreement with NTELOS provides for severance arrangements upon the occurrence of certain events, as described under “Change of Control and Severance Arrangements” beginning on page 140 of this information statement. NTELOS believes that companies should provide reasonable severance benefits to employees. With respect to our NEOs, these severance benefits should reflect the fact that it may be difficult for executives to find comparable employment within a short period of time. Such arrangements also should disentangle NTELOS from the former executive as soon as practicable.

Compensation Recoupment Policy

In order to further align management’s interests with the interests of stockholders and support good governance practices, we intend that our board of directors implement a Compensation Recoupment Policy following the Separation. The Compensation Recoupment Policy will provide that our board of directors will have the authority to obtain reimbursement of any portion of any performance based compensation paid or awarded, whether cash or equity based, where the payment or award was predicated upon the achievement of certain financial results or metrics that are subsequently the subject of a restatement or correction, from the officers and from other employees responsible for accounting errors resulting in the restatement or correction.

Perquisites and Other Benefits

NTELOS annually reviews any perquisites that NEOs may receive. The NTELOS Committee obtained and reviewed a list of perquisites and their prevalence in the market from the Consultant and determined that no changes to the perquisites and benefits provided by NTELOS to the NEOs would be necessary for 2010. NTELOS provides each of our NEOs with a vehicle allowance, which is consistent with the practice of NTELOS’s competitors. NTELOS also wants to encourage its Chief Executive Officer to belong to a local country club so that he has an appropriate venue for business meetings, an appropriate entertainment forum for customers and appropriate interaction with his community. To that extent, NTELOS paid the annual country club dues for Mr. Hyde in 2010. In addition to the cash and equity compensation discussed above, NTELOS provides our NEOs with the same benefit package available to all of the salaried employees of NTELOS. The package includes:

•	Health and dental insurance (portion of costs);

•	Basic life insurance;

•	Long-term disability insurance; and

•	Participation in NTELOS Inc.’s Savings and Security Plan (401(k) plan), including company match.

NTELOS also provides the retirement and change of control benefits described above.

We plan to continue NTELOS’s policy with respect to perquisites following the Separation.

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Stock Awards(3) ($)	Option Awards(4) ($)	Non-Equity Incentive Plan Compensation(5) ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings(6) ($)	All Other Compensation(7) ($)	Total ($)
James A. Hyde, President and Chief Executive Officer	2010	575,000	57,500	999,699	—	492,085	—	17,536	2,141,820
	2009	385,284	1,378,750	2,040,188	2,203,335	—	—	38,614	6,046,171
Michael B. Moneymaker, Executive Vice President and Chief Financial Officer, Treasurer and Secretary	2010	332,121	19,927	774,615	270,300	170,538	223,056	207,492	1,998,049
	2009	304,465	—	326,739	101,409	—	175,467	198,703	1,106,783
	2008	286,552	—	106,600	124,412	212,335	413,330	162,117	1,305,346
Frank L. Berry, Executive Vice President and President – Wireline	2010	228,490	13,709	386,233	183,391	143,565	66,503	27,492	1,049,383
	2009	196,801	—	238,110	97,476	—	29,549	27,663	589,599
Mary McDermott, Senior Vice President – Legal and Regulatory Affairs	2010	211,260	10,563	244,241	104,184	86,289	97,447	74,302	828,286
	2009	206,623	—	129,582	35,752	—	73,550	86,361	531,868
	2008	200,557	—	38,376	43,862	123,844	155,499	77,010	639,148
David J. Keller, Senior Vice President – Wireline Sales and Customer Care(1)	2010	168,713	6,749	203,801	84,432	124,617	54,348	37,335	679,995

(1)

Each of the NEOs has an employment agreement with NTELOS that sets forth his or her respective minimum base salary which is subject to annual adjustments as determined by the NTELOS Committee. The NTELOS Committee’s practice is to adjust compensation for each NEO and all other employees in April each year which allows for consideration of audited financial results. As described above, Mr. Hyde will have a separate employment agreement with us with respect to his service as our Chief Executive Officer and President and we will assume NTELOS’s rights and obligations under Mr. Berry’s employment agreement with NTELOS.

During 2010, each of the NEOs, other than Mr. Hyde, participated in the NTELOS Inc. Savings and Security Plan (the “401(k) Plan”). NTELOS Inc.’s 401(k) Plan allows eligible employees to tax-defer up to 20% of their salary through contributions to their 401(k) Plan up to the IRS maximum of $16,500 for 2010. In addition, employees age 50 or older as of the last day of the calendar year are eligible to contribute up to 100% of their salary for the catch up contribution, up to the IRS maximum of $5,500 for 2010. The tax-deferred 401(k) contributions for the NEOs were the following for 2010: $12,992 for Mr. Berry; $17,182 each for Ms. McDermott and Mr. Moneymaker; and $10,083 for Mr. Keller.

Mr. Keller was not a named executive officer of NTELOS.

(2)

On February 28, 2011, the NTELOS Committee determined to award a special 10% bonus payout for NTELOS employees, including our NEOs. The NTELOS Committee made this determination after taking into account NTELOS’s improved performance in the second half of 2010 and a desire to incentivize continued improved performance in 2011 as well as anticipated contributions toward the completion of the Separation and continued successful integration of the FiberNet acquisition.

(3)

The values for each year represent the aggregate grant date fair value of stock awards granted during each respective year computed in accordance with FASB ASC 718, Share-Based Payment. For a discussion of the assumptions used in determining the compensation cost associated with these stock awards, see note 9 of the Notes to Consolidated Financial Statements in the NTELOS Annual Report on Form 10-K for the year ended December 31, 2010.

In addition to the annual long-term incentive equity awards for 2010, the values for 2010 include additional restricted stock award grants for Mr. Moneymaker, Mr. Berry, Ms. McDermott and Mr. Keller based on 2009 performance achievements in light of there not being a TIP payout for 2009. The value of these additional restricted stock grants was: $88,857 for Mr. Moneymaker; $64,301 for Mr. Berry; $32,404 for Ms. McDermott; and $33,241 for Mr. Keller.
(4)

The values for each year presented were computed in accordance with FASB ASC 718 and represent the aggregate grant date fair value related to stock options that were granted to the NEOs during each respective year. For a discussion of the assumptions used in determining the compensation cost associated with option awards, see note 9 of the Notes to Consolidated Financial Statements in the NTELOS Annual Report on Form 10-K for the year ended December 31, 2010.

(5)

The values for 2010 represent the cash bonus paid to each NEO in connection with the NTELOS annual short-term incentive plan. For Messrs. Hyde and Moneymaker and Ms. McDermott, the NTELOS performance achievement percentage was 77.8%. For Messrs. Berry and Keller, the NTELOS performance achievement percentage was 95.2%. The individual performance percentage for Messrs. Hyde, Moneymaker and Berry was 110%, for Ms. McDermott was 105% and for Mr. Keller was 100%, as approved by the NTELOS Committee. For further details on the NTELOS annual short-term incentive plan, see “Annual Short-Term Incentive Compensation” in the Compensation Discussion and Analysis.

(6)

The 2010 values consist entirely of the change in the value of accumulated pension benefits for the qualified and non-qualified pension plans. For the participating NEOs, the values are based on the earliest date at which there is no early retirement reduction. The separate values for each NEO and each plan are as follows:

•	for Mr. Moneymaker, the table includes $93,577 representing the change in value under the qualified pension plan and $129,479 representing the change in value under the non-qualified pension plan;

•	for Mr. Berry, the table includes $66,503 representing the change in value under the qualified pension plan;

•	for Ms. McDermott, the table includes $61,060 representing the change in value under the qualified pension plan and $36,387 representing the change in value under the non-qualified pension plan; and

•	for Mr. Keller, the table includes $54,348 representing the change in value under the qualified pension plan.

(7)	Included in “All Other Compensation” for 2010 are the following elements that exceed $10,000 and perquisites required to be reported:

•

During 2010, NTELOS paid dividends in the amount of $1.12 per share on all shares of its common stock. The portion of these dividends related to common stock that was purchased in 2005 under the Equity Incentive Plan by each NEO (formerly Class A common stock) amounted to: $186,771 for Mr. Moneymaker; $19,387 for Mr. Berry; $64,075 for Ms. McDermott; and $27,122 for Mr. Keller; and

•	Perquisites totaling more than $10,000 in the aggregate for Messrs. Hyde and Moneymaker, inclusive of the following:

•

automobile allowance offered as a competitive perquisite, which includes a monthly vehicle allowance, gas reimbursement up to 10,000 miles and personal property tax reimbursement ($7,819 for Mr. Hyde and $9,779 for Mr. Moneymaker);

•	country club dues and fees to foster business relationships of $5,556 for Mr. Hyde; and

•	premium payments on external life insurance policies in accordance with each NEO’s employment agreement with NTELOS.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum (S)	Threshold ($)	Target ($)	Maximum ($)
James A. Hyde	12/7/2010							24,899	(4)				454,407
	12/7/2010							6,640	(5)				121,180
	12/7/2010							6,640	(6)				121,180
	12/7/2010							16,599	(7)				302,932
	N/A	287,500	1,150,000	2,300,000
Michael B. Moneymaker	3/1/2010							14,875	(2)				259,420
	3/1/2010							5,095	(3)				88,857
	3/1/2010									70,831	(2)	17.44	270,300
	12/7/2010							8,834	(4)				161,221
	12/7/2010							2,356	(5)				42,997
	12/7/2010							2,356	(6)				42,997
	12/7/2010							9,815	(7)				179,124
	N/A	99,636	398,546	797,091
Frank L. Berry	3/1/2010							10,092	(2)				176,004
	3/1/2010							3,687	(3)				64,301
	3/1/2010									48,057	(2)	17.44	183,391
	12/7/2010							7,996	(4)				145,927
	N/A	68,547	274,188	548,376
Mary McDermott	3/1/2010							5,733	(2)				99,984
	3/1/2010							1,858	(3)				32,404
	3/1/2010									27,301	(2)	17.44	104,184
	12/7/2010							6,129	(4)				111,854
	N/A	52,815	211,260	455,521
David J. Keller	3/1/2010							4,646	(2)				81,026
	3/1/2010							1,906	(3)				33,241
	3/1/2010									22,125	(2)	17.44	84,432
	12/7/2010							4,906	(4)				89,535
	N/A	33,743	67,485	134,970
	N/A	7,353	50,614	168,128

(1)	The NTELOS performance achievement percentages for the NTELOS 2010 TIP under the NTELOS 2010 Equity and Cash Incentive Plan for corporate, wireline and wireless were 77.8%, 95.2% and 60.4%, respectively. The individual performance percentages were: 110% for Mr. Hyde, 110% for Mr. Moneymaker, 110% for Mr. Berry, 105% for Ms. McDermott and 100% for Mr. Keller. Therefore, on March 1, 2011, NTELOS made the following cash payouts to the NEOs: $492,085 for Mr. Hyde; $170,538 for Mr. Moneymaker; $143,565 for Mr. Berry; $86,289 for Ms. McDermott; and $64,246 for Mr. Keller. For further information on the company performance achievement percentages and individual performance percentages for the 2010 TIP, see “Annual Short-Term Incentive Compensation” in the Compensation Discussion and Analysis included herein.
(2)

On March 1, 2010, the NTELOS Committee, after considering a competitive market review of long-term incentives for its executive officers, approved restricted stock and stock option grants under the NTELOS Amended and Restated Equity Incentive Plan. The closing stock price for NTELOS common stock on the date of the grant, which also represents the fair value of the restricted stock awards, was $17.44 per share and the Black-Scholes grant date fair value of the option awards was approximately $3.82 per share.
(3)	On March 1, 2010, the NTELOS Committee approved additional restricted stock award grants for Mr. Moneymaker, Mr. Berry, Ms. McDermott and Mr. Keller based on 2009 performance achievements in light of there not being a TIP payout for 2009. The closing stock price for NTELOS common stock on the date of grant, which also represents the fair value of the restricted stock awards, was $17.44 per share.
(4)	On December 7, 2010, the NTELOS Committee granted restricted stock awards in connection with the KERP, described in detail on page 127 of Compensation Discussion and Analysis. The closing stock price for NTELOS common stock on the date of the grant, which also represents the fair value of the restricted stock awards, was $18.25 per share.
(5)	For Messrs. Hyde and Moneymaker, 6,640 and 2,356 of their restricted stock awards, respectively, granted in connection with the KERP on December 7, 2010 are subject to additional performance vesting provisions tied to achievements under the NTELOS 2011 Team Incentive Plan for the NTELOS wireless business which need to be met in order to vest and which could result in the forfeiture of certain shares or the issuance of more shares of restricted stock. The closing stock price for NTELOS common stock on the date of the grant, which also represents the fair value of the restricted stock awards, was $18.25 per share.
(6)	For Messrs. Hyde and Moneymaker, 6,640 and 2,356 of their restricted stock awards, respectively, granted in connection with the KERP on December 7, 2010 are subject to additional performance vesting provisions tied to achievements under the NTELOS 2011 Team Incentive Plan for the NTELOS wireline business which need to be met in order to vest and which could result in the forfeiture of certain shares or the issuance of more shares of restricted stock. If the 2011 performance conditions are met, these awards will vest upon the earlier of the second anniversary of the consummation of the Proposed Business Separation or the fourth anniversary of the award grant date. The closing stock price for NTELOS common stock on the date of the grant, which also represents the fair value of the restricted stock awards, was $18.25 per share.
(7)	As a Separation Incentive Bonus, the NTELOS Committee approved the grant of additional restricted stock awards for Messrs. Hyde and Moneymaker in the amount of 16,599 and 9,815 shares, respectively, on December 7, 2010. The closing stock price for NTELOS common stock on the date of the grant, which also represents the fair value of the restricted stock awards, was $18.25 per share.

As described in the “Annual Short-Term Incentive Compensation” section of the Compensation Discussion and Analysis, NTELOS’s performance was measured and weighted based on the following two factors for 2010, as determined by management and approved by the Committee: (i) Adjusted EBITDA, 50% and (ii) revenue, 50%. The NTELOS 2010 plan focused primarily on consolidated results, with secondary weighting factors for wireless and wireline segment results for our NEOs depending on their job function.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards						Stock Awards
Name	Number of Securities Underlying Options (#) Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(19) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
James A. Hyde	80,452	241,357	(6)	—	17.54	3/30/2019	—		—	—	—
	57,498	172,493	(7)	—	17.49	12/17/2019	—		—	—	—
	—	—		—	—	—	36,693	(8)	699,002	—	—
	—	—		—	—	—	12,231	(9)	233,001	—	—
	—	—		—	—	—	55,319	(10)	1,053,827	—	—
	—	—		—	—	—	24,899	(16)	474,326	—	—
	—	—		—	—	—	13,280	(17)	252,984	—	—
	—	—		—	—	—	16,599	(18)	316,211	—	—
Michael B. Moneymaker	17,325	5,775	(1)	—	18.14	3/5/2017	—		—	—	—
	11,550	11,550	(2)	—	21.32	3/3/2018	—		—	—	—
	5,775	17,325	(4)	—	18.02	3/2/2019	—		—	—	—
	—	70,831	(13)	—	17.44	3/1/2020	—		—	—	—
	—	—		—	—	—	5,000	(3)	95,250	—	—
	—	—		—	—	—	18,132	(5)	345,415	—	—
	—	—		—	—	—	14,875	(14)	283,369	—	—
	—	—		—	—	—	5,095	(15)	97,060	—	—
	—	—		—	—	—	8,834	(16)	168,288	—	—
	—	—		—	—	—	4,712	(17)	89,764	—	—
	—	—		—	—	—	9,815	(18)	186,976	—	—
Frank L. Berry	4,875	1,625	(1)	—	18.14	3/5/2017	—		—	—	—
	3,250	3,250	(2)	—	21.32	3/3/2018	—		—	—	—
	1,625	4,875	(4)	—	18.02	3/2/2019	—		—	—	—
	3,613	10,840	(11)	—	18.53	7/1/2019	—		—	—	—
	—	48,057	(13)	—	17.44	3/1/2020	—		—	—	—
	—	—		—	—	—	3,000	(3)	57,150	—	—
	—	—		—	—	—	2,000	(5)	38,100	—	—
	—	—		—	—	—	10,905	(12)	207,740	—	—
	—	—		—	—	—	10,092	(14)	192,253	—	—
	—	—		—	—	—	3,687	(15)	70,237	—	—
	—	—		—	—	—	7,996	(16)	152,324	—	—

Outstanding Equity Awards at Fiscal Year-End, continued

Name	Option Awards						Stock Awards
	Number of Securities Underlying Options (#) Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(19) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mary McDermott	6,108	2,036	(1)	—	18.14	3/5/2017	—		—	—	—
	4,072	4,072	(2)	—	21.32	3/3/2018	—		—	—	—
	2,036	6,108	(4)	—	18.02	3/2/2019	—		—	—	—
	—	27,301	(13)	—	17.44	3/1/2020	—		—	—	—
	—	—		—	—	—	1,800	(3)	34,290	—	—
	—	—		—	—	—	7,191	(5)	136,989	—	—
	—	—		—	—	—	5,733	(14)	109,214	—	—
	—	—		—	—	—	1,858	(15)	35,395	—	—
	—	—		—	—	—	6,129	(16)	116,757	—	—
David J. Keller	3,750	1,250	(1)	—	18.14	3/5/2017	—		—	—	—
	2,500	2,500	(2)	—	21.32	3/3/2018	—		—	—	—
	1,250	3,750	(4)	—	18.02	3/2/2019	—		—	—	—
	1,000	3,000	(11)	—	18.53	7/1/2019	—		—	—	—
	—	22,125	(13)	—	17.44	3/1/2020	—		—	—	—
	—	—		—	—	—	1,500	(3)	28,575	—	—
	—	—		—	—	—	1,250	(5)	23,813	—	—
	—	—		—	—	—	4,702	(12)	89,573	—	—
	—	—		—	—	—	4,646	(14)	88,506	—	—
	—	—		—	—	—	1,906	(15)	36,309	—	—
							4,906	(16)	93,459	—	—
(1)	The stock options granted on March 5, 2007 vest as follows: 50% on March 5, 2009 and 25% on each of March 5, 2010 and 2011.
(2)	The stock options granted on March 3, 2008 vest as follows: 25% on each of March 3, 2009, 2010, 2011 and 2012.
(3)	The restricted stock awards granted on March 3, 2008 vest on March 3, 2011.
(4)	The stock options granted on March 2, 2009 vest as follows: 25% on each of March 2, 2010, 2011, 2012 and 2013.
(5)	The restricted stock awards granted on March 2, 2009 vest on March 2, 2012.
(6)	The stock options granted on March 30, 2009 vest as follows: 25% on each of March 30, 2010, 2011, 2012 and 2013.
(7)	The stock options granted on December 17, 2009 vest as follows: 25% on each of December 17, 2010, 2011, 2012 and 2013.
(8)	The restricted stock awards granted on March 30, 2009 vest 1/3 on each of March 30, 2011, 2012 and 2013.

(9)	The restricted stock awards granted on March 30, 2009 vest 50% on each of March 30, 2010 and 2011.
(10)	The restricted stock awards granted on December 17, 2009 vest on December 17, 2012.
(11)	The stock options granted on July 1, 2009 vest as follows: 25% on each of July 1, 2010, 2011, 2012 and 2013.
(12)	The restricted stock awards granted on July 1, 2009 vest on July 1, 2012.
(13)	The stock options granted on March 1, 2010 vest as follows: 25% on each of March 1, 2011, 2012, 2013 and 2014.
(14)	The restricted stock awards granted on March 1, 2010 in association with the NTELOS annual long-term incentive program vest on March 1, 2013.
(15)	The restricted stock awards granted on March 1, 2010 as a discretionary bonus vest on March 1, 2011.
(16)	The restricted stock awards granted on December 7, 2010 in association with the KERP vest on the earlier of December 7, 2014 or the second anniversary of the Separation.
(17)	The restricted stock awards granted on December 7, 2010 in association with the KERP and which contain certain performance requirements vest on the earlier of December 7, 2014 or the second anniversary of the Separation.
(18)	The restricted stock awards granted on December 7, 2010 as a Separation Incentive Bonus will vest on the first anniversary of the Separation.
(19)	The market value of the NTELOS common stock as of December 31, 2010 was $19.05 per share.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired Upon Vesting (#)	Value Realized Upon Vesting ($)
James A. Hyde	—	—	12,231	217,100	(1)
Michael B. Moneymaker	—	—	—	—
Frank L. Berry	—	—	—	—
Mary McDermott	—	—	—	—
David J. Keller	—	—	—	—

(1)	The closing market value of the NTELOS common stock on March 30, 2010 was $17.75 per share.

Pension Benefits

Name	Plan Name	Number of Years Credited Service(3) (#)	Present Value of Accumulated Benefits(4) ($)	Payments During the Last Fiscal Year ($)
James A. Hyde	Revised Retirement Plan for Employees of NTELOS Inc.(1)	N/A	N/A	N/A
	Supplemental Executive Retirement Plan(2)	N/A	N/A	N/A
Michael B. Moneymaker	Revised Retirement Plan for Employees of NTELOS Inc.(1)	16	455,624	—
	Supplemental Executive Retirement Plan(2)	16	950,581	—
Frank L. Berry	Revised Retirement Plan for Employees of NTELOS Inc.(1)	13	282,937	—
	Supplemental Executive Retirement Plan(2)	N/A	N/A	N/A
Mary McDermott	Revised Retirement Plan for Employees of NTELOS Inc.(1)	10	259,781	—
	Supplemental Executive Retirement Plan(2)	10	208,175	—
David J. Keller	Revised Retirement Plan for Employees of NTELOS Inc.(1)	11	214,768	—
	Supplemental Executive Retirement Plan(2)	N/A	N/A	N/A

(1)	NTELOS offers a qualified pension plan (the Revised Retirement Plan for Employees of NTELOS Inc. or the “Pension Plan”) for all employees hired before October 1, 2003, to provide an annual retirement benefit. Messrs. Berry, Keller and Moneymaker and Ms. McDermott are participants in the Pension Plan, and the continuation of this plan is a condition of each participating NEO’s employment agreement. Mr. Hyde is not eligible to participate in the Pension Plan because he was hired after October 1, 2003. The Pension Plan is funded entirely by company contributions and there is a five-year cliff vesting period. The accrued benefit is based on the monthly highest average compensation over a consecutive five-year period of employment with NTELOS and the NEO’s years of benefit service under the Pension Plan. A year of benefit service is a year in which a participant completes at least 1,000 hours of service. Compensation as defined in this plan includes total compensation from us for the year, increased by any pre-tax contributions made under the NTELOS 401(k) plan and /or (Section 125) cafeteria plan. No more than the IRS maximum allowable compensation, or $245,000 for 2010, is taken into account for Pension Plan purposes.

A NEO may elect early retirement any time after age 55 and the completion of five years of service. As of December 31, 2010, Ms. McDermott was the only NEO eligible for such early retirement. If the NEO retires on or after an early retirement date, but prior to the normal retirement date (age 65 and the completion of five years of service), such NEO will be entitled to receive a monthly benefit commencing on the normal retirement date. If the NEO elects to have the monthly benefit commence prior to his or her normal retirement date, the monthly benefit will be reduced to reflect the earlier distribution of the benefit. The following schedule outlines the percent of benefit a NEO would receive if the NEO elects to have the monthly benefit commence prior to the normal retirement date:

	Percentage That Applies to Base Formula
	Participants Whose Age and Years of Service Equal at Least 85
Age at Retirement	Percentage That Applies to Covered Compensation	Percentage That Applies to Compensation in Excess of Covered Compensation	Participants with at least 25 years of service	All Other Participants
64	100.00%	100.00%	100.00%	93.33%
63	100.00%	100.00%	100.00%	86.67%
62	100.00%	100.00%	100.00%	80.00%
61	100.00%	95.00%	73.33%	73.33%
60	100.00%	90.00%	66.67%	66.67%
59	100.00%	85.00%	63.33%	63.33%
58	100.00%	80.00%	60.00%	60.00%
57	100.00%	75.00%	56.67%	56.67%
56	100.00%	68.80%	53.33%	53.33%
55	100.00%	63.20%	50.00%	50.00%

As noted in the above table, if a NEO has completed at least 25 years of benefit service and is at least 62 years of age, there will be no reduction for early retirement. Also noted in the above table, if the sum of the NEO’s age and years of benefit service equal 85 or more (“Rule of 85”), there will be no reduction in the benefit up to the average (without indexing) of the taxable wage bases in effect for each calendar year during the 35-year period ending with the last day of the calendar year in which the Participant attains (or will attain) Social Security retirement age (“Covered Compensation”). The present value of accumulated benefits in the Pension Benefits Table above have been computed assuming the NEOs will retire and the benefits will commence when they meet the Rule of 85 at the following dates: January 1, 2019 for Mr. Moneymaker; and January 1, 2024 for Mr. Berry; and September 1, 2025 for Mr. Keller. For Ms. McDermott, the Pension Benefits Table above reflects the present value of accumulated benefits at age 65, as she will reach age 65 before she meets the Rule of 85. She can retire on February 1, 2020 with no reduction in her pension benefit.

(2)	In addition to the Pension Plan, NTELOS provides the Executive Supplemental Retirement Plan (“SERP”) to supplement the retirement benefits payable under NTELOS Inc.’s tax-qualified plans to those key employees selected to participate. Mr. Moneymaker and Ms. McDermott are current participants in the SERP. The SERP benefit is provided in the participating NEO’s employment agreements. The SERP Plan is a non-qualified, unfunded retirement plan and there is a seven year cliff vesting period. The SERP benefit is calculated by multiplying the NEO’s monthly highest average compensation over a consecutive five-year period of employment with us by the applicable percentage based on the NEO’s years of service (the “SERP Benefit Percentage(s)”), less the monthly retirement annuity payable under the Pension Plan, the monthly benefit payable to the NEO at age 62 under the Federal Social Security Act, the monthly benefit that would be payable to the NEO based on the employer-provided benefit under the 401(k) Plan and the monthly benefit calculated in connection with the lump sum distributions paid as of December 31, 2004 upon liquidation of the SERP Plan that was adopted March 22, 1982 (the “Old SERP Plan”) and May 2, 2005 in connection with NTELOS’s acquisition of NTELOS Inc.

At December 31, 2010, the vested SERP Benefit Percentages were the following for the participating NEOs: 51.5% for Mr. Moneymaker and 40.0% for Ms. McDermott. If a NEO voluntarily terminates employment with us, without good reason (as defined in the employment agreements), prior to reaching the normal retirement date or the Rule of 85, the payout is reduced by 50% to reflect early commencement based on the reasonable actuarial factors and assumptions employed under the Pension Plan. If a NEO is terminated without cause, if he or she terminates employment for good reason or if a change of control occurs, each NEO will receive credit for an additional two years of service, which would result in the following SERP Benefit Percentages as of December 31, 2010: 54.5% for Mr. Moneymaker and 44.0% for Ms. McDermott. Additionally, if a NEO is terminated without cause, if he or she terminates employment for good reason or if a change of control and a concurrent termination occurs prior to what would have been the NEO’s normal retirement date, the 50% early commencement reduction shall not be reduced below the minimum benefit percentage calculated consistent with the methodology employed in the Pension Plan (as set forth in the SERP plan document). For each of our NEOs, the minimum SERP Benefit Percentage would be the following if the NEO were terminated without cause, if he or she terminated employment for good reason or if a change of control and concurrent termination occurred on December 31, 2010: 83.0% for Mr. Moneymaker and 76.0% for Ms. McDermott.

(3)	For the Pension Plan, years of credited service as of the December 31, 2010 measurement date for each of the NEOs exceed actual years of service by one year due to the timing of the Pension Plan year (June 30 year end), and the hire dates of these employees. As described above, a year of benefit service is achieved when a participant completes 1,000 hours of service in a plan year. This difference amounted to an increase in the accumulated benefit of $28,477 for Mr. Moneymaker; $21,764 for Mr. Berry; $19,524 for Mr. Keller; and $25,978 for Ms. McDermott.

Years of credited service for the SERP are calculated identically to years of credited service for the Pension Plan. As noted above, due to the June 30 Pension Plan year end, the years of credited service for the SERP for each of the NEOs exceeds actual years of service by one year. This difference amounted to an increase in the accumulated benefit of $20,818 for Ms. McDermott and $59,411 for Mr. Moneymaker.

(4)	The present value of accrued Pension and SERP benefits are as of December 31, 2010. For a discussion of the assumptions used in quantifying the present value of the current accrued benefit, see note 11 of the Notes to Consolidated Financial Statements in the NTELOS Annual Report on Form 10-K for the year ended December 31, 2010.

Change of Control and Severance Arrangements

Change of Control Arrangements

NTELOS’s employment agreements with our NEOs provide our NEOs with change of control protection. A “change of control” is defined in each of the NEO’s employment agreements to mean any of the following events, except that a change of control does not include any of the events described below that occurs directly or indirectly as a result of or in connection with the Quadrangle Entities and/or their affiliates, related funds and co-investors becoming the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of NTELOS securities representing more than 51% of the combined voting power of the then outstanding securities, or the NTELOS stockholders approve a merger, consolidation or reorganization between NTELOS and any other company and such merger, consolidation or reorganization is consummated, and after such merger, consolidation or reorganization of the Quadrangle Entities and/or their respective affiliates, related funds and co-investors acquire more than 51% of the combined voting power of the then outstanding securities of NTELOS:

•

any person is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of NTELOS securities representing more than fifty-one percent (51%) of the combined voting power of the then outstanding securities;

•

consummation of a merger, consolidation or reorganization between us and any other company, or a sale of all or substantially all of the NTELOS assets (a “Transaction”), other than (i) a Transaction that would result in the NTELOS voting securities outstanding immediately prior thereto continuing to represent either directly or indirectly more than 51% of the combined voting power of the then outstanding securities of NTELOS or such surviving or purchasing entity;

•	the NTELOS stockholders approve a plan of complete liquidation for NTELOS and such liquidation is consummated;

•

a sale, transfer, conveyance or other disposition (whether by asset sale, stock sale, merger, combination, spin-off or otherwise) (a “Sale”) of a “Material Line of Business” (as defined in each of the respective employment agreements) (other than any such sale to the Quadrangle Entities or their affiliates, related funds and co-investors ), except that with respect to this, there shall only be a change of control with respect to a NEO who is employed at such time in such

Material Line of Business (whether full or part-time), and the NEO does not receive an offer for “comparable employment” with the purchaser and the NEO’s employment is terminated by us or any of NTELOS affiliates no later than six months after the consummation of the Sale of the Material Line of Business. For these purposes, “comparable employment” means that (i) the NEO’s base salary and target incentive payments are not reduced in the aggregate, (ii) the NEO’s job duties and responsibilities are not diminished (but a reduction in the size of NTELOS as the result of a Sale of a Material Line of Business, or the fact that the purchaser is smaller than us, shall not alone constitute a diminution in the NEO’s job duties and responsibilities), (iii) the NEO is not required to relocate to a facility more than 50 miles from the NEO’s principal place of employment at the time of the Sale and (iv) the NEO is provided benefits that are comparable in the aggregate to those provided to the NEO immediately prior to the Sale; or

•

during any period of 12 consecutive months commencing on February 13, 2006, the individuals who constituted the NTELOS board of directors as of February 13, 2006, and any new director who either (i) was elected by the board or nominated for election by the NTELOS stockholders and whose election or nomination was approved by a vote of more than 50% of the directors then still in office who either were directors as of February 13, 2006, or whose election or nomination for election was previously so approved or (ii) was appointed to the board pursuant to the designation of Quadrangle Entities, cease for any reason to constitute a majority of the board.

In the event of the occurrence of both (i) a change of control and (ii) a concurrent termination of a NEO in accordance with his or her employment agreement and assuming these events took place on December 31, 2010, each of our current NEOs will be entitled to the following estimated payments and accelerated vesting:

Named Executive Officer	Cash and Other Benefits(1) ($)	Accelerated Vesting of Outstanding Unvested Shares(2) ($)	Accelerated Vesting of Unexercisable Stock Options(3) ($)	Total(4) ($)
James A. Hyde	2,749,018	3,029,350	633,538	6,411,906
Michael B. Moneymaker	3,617,776	1,266,120	137,138	5,021,034
Frank L. Berry	1,203,620	717,804	89,508	2,010,932
Mary McDermott	1,976,065	432,645	52,099	2,460,809
David J. Keller	458,580	360,236	42,181	860,997

(1)

These payments include the present value of the following payments and benefits: (a) termination payment, (b) non-compete payment, (c) TIP payment for the severance period, (d) continued participation in the NTELOS welfare benefit plans during the termination period, (e) participation in the NTELOS post-retirement medical and life insurance benefits plan, regardless of whether the NEOs are otherwise eligible to participate in such plan and (f) accrued pension benefit, if applicable, such amount payable over time in the form of an annuity commencing at the later of age 55 or the date of termination.

(2)

Represents the number of accelerated restricted shares multiplied by the market price per share of NTELOS common stock on December 31, 2010 of $19.05. For details on each NEO’s unvested restricted stock outstanding as of December 31, 2010, see the table titled “Outstanding Equity Awards at Fiscal Year End” included herein.

(3)

Includes the value of 100% of each NEO’s unexercisable stock options at the market price per share of NTELOS common stock on December 31, 2010 of $19.05, less the required exercise payment price per share. No value was assigned to 5,750 stock options held by our NEOs which would vest in this scenario because the strike price of the accelerated stock options was greater than the market price per share of NTELOS common stock on December 31, 2010. For details on each NEO’s unexercisable stock options outstanding as of December 31, 2010, see the table titled “Outstanding Equity Awards at Fiscal Year End” included herein.

(4)	In addition, each NEO will be entitled to payment of the NEO’s earned and unpaid base salary to the date of termination, if any. The NEO will also be entitled to unreimbursed business and entertainment expenses in accordance with the NTELOS policy, and unreimbursed medical, dental and other employee benefit expenses incurred in accordance with the NTELOS employee benefit plans. Termination also will not divest the NEO of any previously vested benefit or right unless the terms of such vested benefit or right specifically require divestiture where the NEO’s employment is terminated for cause.

In the event of a change of control and a NEO is still employed by NTELOS at such time, the term of each employment agreement will be extended so that the term will not expire for at least 24 months from the date of the change of control. Upon the occurrence of a change of control and a NEO remains employed by us and assuming the change of control took place on December 31, 2010, each of our current NEOs will be entitled to the following estimated payments:

Named Executive Officer	Cash and Other Benefits(1) ($)
James A. Hyde	—
Michael B. Moneymaker	1,165,265
Frank L. Berry	—
Mary McDermott	635,079
David J. Keller	—

(1)	Includes the present value of a SERP lump sum payment, if applicable, inclusive of additional vesting of two years for purposes of this payment and which does not represent a permanent increase in vesting.

Severance Arrangements

Each NEO’s employment agreement with NTELOS provides for severance arrangements upon the occurrence of certain events. Each NEO’s employment agreement terminates automatically upon his or her death. In addition, we may terminate the NEO’s employment if he becomes disabled. NTELOS may also terminate the NEO’s employment for any other reason with or without cause (as defined in the employment agreement). The NEO may terminate his or her employment upon prior written notice of at least 60 days. If the NEO terminates his or her employment for good reason (as defined in the employment agreement), it will be deemed a termination of the NEO’s employment without cause by NTELOS.

If the NEO’s employment with NTELOS is terminated for any reason, the NEO is entitled to receive (i) earned and unpaid base salary to the date of termination; (ii) unreimbursed business and entertainment expenses; and (iii) the employee benefits to which he or she is entitled pursuant to the applicable employee benefit plans. If the NEO’s employment with NTELOS is terminated other than for cause or if he terminates his employment for good reason, the NEO also will be entitled to receive a pro rata portion of his bonus payments from the TIP for that year. If the NEO is terminated, other than for cause or upon death or disability, or if he or she terminates his or her employment with NTELOS for good reason, the NEO is entitled to receive (i) a percentage of his or her base salary (75% for Ms. McDermott and Mr. Keller, 50% for Messrs. Hyde and Moneymaker and 40% for Mr. Berry) for 24 months (12 months for Mr. Keller); (ii) a lump sum, determined on a net present value basis, equal to two times the full bonus potential under the TIP for the year of the termination (one time the full bonus potential under the TIP for Mr. Keller); (iii) continued participation in the employee welfare benefit plans (other than disability and life insurance) for 24 months (12 months for Mr. Keller); and (iv) post-retirement medical benefits, regardless of whether such NEO is otherwise eligible for them, under the NTELOS post-retirement medical benefit plan (with the exception Mr. Keller). To the extent necessary to comply with Section 409A of the Code, NTELOS will delay termination payments for a period of six months after termination or, if earlier, until the NEO’s death, as necessary to avoid any excise tax. After such delay expires, all payments which would have otherwise been required to have been made during such delay period shall be paid to the NEO in one lump sum payment. Thereafter, the percentage of base salary payments will continue for the remainder of the termination period in such periodic installments as were being paid immediately prior to the termination date. If the NEO dies while still an employee of NTELOS, the NEO’s surviving spouse or, if none, the NEO’s estate is entitled to payment of any earned and unpaid bonus payments under the TIP for that year, and the death benefits under the NTELOS employee benefit plans will be paid to the NEO’s beneficiaries.

In addition, if the NEO is terminated without cause or if he terminates his employment with NTELOS for good reason, the remaining unvested portion of the restricted shares of NTELOS common stock owned by such NEO (except for the shares granted to Mr. Hyde on March 30, 2009 and the shares granted to both NEOs on December 7, 2010) will vest proportionately based on the number of full years that have elapsed since the grant date of the restricted shares through the date of termination. The restricted shares granted to Mr. Hyde on March 30, 2009 do not contain accelerated vesting provisions in this case. The remaining unvested portion of the restricted shares of NTELOS common stock granted on December 7, 2010 to both NEOs will immediately vest.

In the event NTELOS terminates the NEO’s employment involuntarily and without cause in contemplation of or within nine months after a change of control, then the NEO’s entire stock option and restricted stock awards will fully vest and become exercisable immediately prior to such NEO’s termination date. A NEO’s employment will be considered to have been terminated “in contemplation of” a change of control only if NTELOS makes a public announcement or files a report or proxy statement with the SEC disclosing a transaction or series of transactions, which, if completed, would constitute a change of control and a NEO’s employment is terminated by NTELOS without cause during the period beginning with such disclosure and ending the earlier of (x) the date that the NTELOS board of directors, acting in good faith, adopts a resolution stating that the transaction or series of transactions will not be completed or (y) the date that such transaction or series of transactions is completed.

If any benefits payable or to be provided under the employment agreements and any other payments from NTELOS or any affiliate would subject the NEO to any excise taxes and penalties imposed on “parachute payments” within the meaning of Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended, or any similar tax imposed by state or local law, then such payments or benefits will be reduced (but not below $0) if, and only to the extent that, such reduction will allow the NEO to receive a greater net after tax amount than the NEO would receive without such reduction.

As part of each NEO’s employment agreement and as consideration for the termination payments described above, during the NEO’s employment with NTELOS and for a period of 24 months thereafter (12 months for Mr. Keller), which we refer to as the non-competition period, the NEO will (i) not compete, directly or indirectly, with NTELOS or any NTELOS subsidiary or (ii) solicit certain current and former employees. As consideration for the NEO’s non-competition and non-solicitation agreement, the NEO will receive an amount equal to a percentage of his base salary during the non-competition period, but only if NTELOS has terminated the NEO without cause or if the NEO has terminated his or her employment for good reason. The applicable percentages are 60% for Mr. Berry, 50% for Messrs. Hyde and Moneymaker and 25% for Ms. McDermott and Mr. Keller. If the NEO breaches any of the non-competition or non-solicitation restrictions, the NEO will not receive any further payments and the NEO will repay any payments previously received. The agreements also prohibit the NEOs from using any of confidential or proprietary information belonging to NTELOS at any time for any reason not connected to their employment with NTELOS.

The following table shows the estimated payments and benefits for both NEOs under the various employment termination scenarios discussed above assuming the triggering event took place on December 31, 2010 and the price per share of NTELOS common stock was $19.05 per share, the closing market price as of that date.

Triggering Event	James A. Hyde ($)	Michael B. Moneymaker ($)	Frank L. Berry ($)	Mary McDermott ($)	David J. Keller ($)
Termination for cause[a,g]	—	356,338	207,086	264,973	157,171
Voluntary termination[b,g]	—	1,420,570	207,086	793,442	157,171
Retirement[c,g]	—	1,420,570	207,086	878,800	157,171
Death[d,g]	2,286,772	2,341,097	944,558	1,512,800	522,138
Disability[e,g]	2,579,074	2,381,116	1,836,941	1,383,841	1,356,888
Termination without cause or termination by the NEO for good reason[f,g]	4,055,996	4,196,782	1,445,979	2,144,215	594,673

[a]

Includes the present value of accrued pension benefits, if applicable, which amounts shall be payable over time in the form of an annuity commencing at the later of age 55 or the date of termination and which represent a 50% early benefit commencement reduction.

[b]

Includes the present value of accrued pension and SERP benefits, if applicable, which amounts shall be payable over time in the form of an annuity commencing at the later of age 55 or the date of termination and which represent a 50% early benefit commencement reduction.

[c]

For each NEO except for Ms. McDermott, the amounts are equal to the voluntary termination scenario because no NEO except for Ms. McDermott is eligible for retirement (age 65 with the completion of five years of service) or early retirement (age 55 with the completion of five years of service) on December 31, 2010.

[d]

Includes the present value of the following payments and benefits: a) accrued Pension benefits payable to the surviving spouse, if applicable, which amounts represent a one-half survivor annuity commencing at the later of the date which the deceased NEO would have attained age 55 or the date of death and which reflects a 50% early benefit commencement reduction, b) accrued SERP benefits payable to the surviving spouse, if applicable, which shall be payable over time in the form of an annuity commencing at the later of the date which the deceased NEO would have attained age 55 or the date of death and which amounts represent a 50% early benefit commencement reduction, c) life insurance payment, which is a liability of the life insurance company, representing one time each NEO’s annual salary up to $300,000, for which NTELOS pays the premiums and which is a benefit provided to all full-time employees and e) executive supplemental life insurance payout in accordance with each of the NEO’s employment agreements, which is a liability of the life insurance company. The above amounts do not include supplemental life insurance payment, if applicable, for which each NEO paid the full premium and which is a benefit provided to all full-time employees. Supplemental life insurance is a liability of the life insurance company.

[e]

Includes the present value of the following payments and benefits: a) accrued Pension benefits, if applicable, which shall be payable over time in the form of an annuity commencing at the later of age 55 or the date of termination and which amounts represent a 50% early benefit commencement reduction, b) accrued SERP benefits, if applicable, which shall be payable over time in the form of an annuity commencing at the later of age 55 or the date of termination for those participating NEOs with seven or more years of service and which amounts represent a 50% early benefit commencement reduction and c) long-term disability coverage until age 65, which is a benefit provided for all NTELOS full-time employees and which is a liability of NTELOS’s long-term disability provider. The net present value of the long-term disability coverage reported in the table would be reduced by the net present value of social security benefits beginning at age 55.

[f]

Includes the present value of the following payments and benefits: (a) termination payment, (b) non-compete payment, (c) TIP payment for the severance period, (e) continued participation in the NTELOS welfare benefit plans during the termination period, (f) participation in the NTELOS post-retirement medical and life insurance benefits plan, regardless of whether our NEOs are otherwise eligible to participate in such plan (with the exception of Mr. Keller), (g) accrued Pension benefit, if applicable, payable over time in the form of an annuity commencing at the later of age 55 or the date of termination and reflecting an early benefit commencement reduction, (h) accrued SERP benefit, if applicable, which shall be payable over time in the form of an annuity commencing at the later of age 55 or the date of termination, with additional vesting of two years for purposes of this calculated benefit and which does not represent a permanent increase in vesting and the application of the minimum benefit percentage as described above and (i) the market value of shares of restricted stock held by NTELOS’s NEOs which vesting would be accelerated, as described above.
[g]

In addition to the payments included above, each NEO will be entitled to payment of his or her earned and unpaid base salary to the date of termination. The NEO will also be entitled to unreimbursed business and entertainment expenses in accordance with the NTELOS policy, and unreimbursed medical, dental and other employee benefit expenses incurred in accordance with NTELOS employee benefit plans. Termination also will not divest the NEO of any previously vested benefit or right unless the terms of such vested benefit or right specifically require divestiture where the NEO’s employment is terminated for cause.

SECURITY OWNERSHIP OF OFFICERS, DIRECTORS AND CERTAIN BENEFICIAL

OWNERS

As of the date hereof, all of the outstanding shares of our voting securities are owned by NTELOS. After the Distribution, NTELOS will not directly or indirectly own any of our common stock.

The following table provides information with respect to the expected beneficial ownership of our common stock by (i) our directors, (ii) our named executive officers, (iii) stockholders who we believe will be a beneficial owner of more than 5% of our common stock based on current publicly available information and (iv) all of our directors and executive officers as a group. We based the share amounts on each person’s beneficial ownership of NTELOS common stock as of September 1, 2011 and applying the NTELOS reverse stock split ratio of one share of NTELOS common stock for every two shares of NTELOS common stock and a distribution ratio of one share of our common stock for every one share of NTELOS common stock, unless we indicate some other date or basis for the share amounts in the applicable footnotes. See “The Separation —Treatment of Stock Options and Other Stock-based Awards” and “—Interests of NTELOS Directors and Officers in the Separation” for details on the expected adjustment of board of director and employee equity.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on an estimated [—] shares of common stock to be outstanding as of September 1, 2011. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of September 1, 2011 are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purposes of computing the percentage ownership of any other person. Unless indicated otherwise in the footnotes, the address of each individual listed in the table is c/o Lumos Networks Corp., 401 Spring Lane Plaza, Waynesboro, Virginia 22980.

	Total Common Stock
Name and Address of Beneficial Owner	Number	%
Directors, named executive officers and stockholders we believe will own more than 5%:
The Quadrangle Entities(1)	5,680,840	27.0%
Prudential Financial Inc.(2)	2,068,037	9.8%
Blackrock, Inc.(3)	1,723,128	8.2%
Steven G. Felsher(4)	5,680,840	27.0%
Robert E. Gruth(5)	5,475	*
Michael Huber(4)	5,680,840	27.0%
James A. Hyde(6)	212,419	1.0%
Julia B. North(7)	14,575	*
Michael K. Robinson(8)	—	—
Jerry E. Vaughn(9)	14,575	*
Michael B. Moneymaker(10)	158,268	*

Frank L. Berry(11)	49,981	*
David J. Keller(12)	33,352	*
Mary McDermott(13)	49,566	*
All directors and executive officers as a group (11 persons)	6,010,354	28.5%

Less	than 1%
(1)

Includes 2,011,848 shares of common stock owned by Quadrangle Capital Partners LP, 109,929 shares of common stock owned by Quadrangle Select Partners LP, 767,164 shares of common stock owned by Quadrangle Capital Partners-A LP, 2,764,111 shares of common stock owned by Quadrangle NTELOS Holdings II LP and 27,788 shares of Common Stock owned by QCP GP Investors II LLC. Quadrangle NTELOS Holdings II LP has pledged its interest in 2,764,111 shares of common stock to secure repayment of a loan made to it by the Bank of Montreal. The address for the Quadrangle Entities is 375 Park Avenue, New York, NY 10152.

(2)

Represents beneficial ownership as of December 31, 2010 according to the Schedule 13G filed by Prudential Financial, Inc on January 31, 2011, inclusive of 1,994,718 shares held by Jennison Associates, LLC. Prudential Financial, Inc. has sole voting power over 165,238 of these shares, shared voting power over 1,641,069 of these shares, sole dispositive power over 165,238 of these shares and shared dispositive power over 1,902,799 of these shares. The address for Prudential Financial Inc is 751 Broad Street, Newark, NJ 07102-3777.

(3)

Represents beneficial ownership as of December 31, 2010 according to the Schedule 13G filed by Blackrock, Inc. on February 7, 2011. Blackrock, Inc. has sole voting power and sole dispositive power over all of these shares. The address for Blackrock Inc. is 40 East 52nd Street, New York, NY 10022.

(4)

Represents 5,680,840 shares beneficially owned by the Quadrangle Entities. Mr. Huber is a Managing Principal and President of Quadrangle Group LLC, and Mr. Felsher is a Senior Advisor of Quadrangle Group LLC. Each disclaims beneficial ownership of securities beneficially owned by the Quadrangle Entities.

(5)

In addition to the shares reported in the table, Mr. Guth has 1,253 shares of NTELOS restricted stock and options to purchase 5,545 shares of NTELOS common stock (after giving effect to the NTELOS 1:2 reverse stock split) all of which will be converted into shares of our restricted stock and options to purchase our common stock following the Separation.

(6)

In addition to the shares reported in the table, Mr. Hyde has 84,871 shares of NTELOS restricted stock and options to purchase 355,269 shares of NTELOS common stock (after giving effect to the NTELOS 1:2 reverse stock split) certain of which will be converted into shares of our restricted stock and options to purchase our common stock following the Separation.

(7)

In addition to the shares reported in the table, Ms. North has 1,253 shares of NTELOS restricted stock and options to purchase 14,145 shares of NTELOS common stock (after giving effect to the NTELOS 1:2 reverse stock split) all of which will be converted into shares of our restricted stock and options to purchase our common stock following the Separation.

(8)	Mr. Robinson will become a director of Lumos Networks as of the effective time of the Separation.
(9)

In addition to the shares reported in the table, Mr. Vaughn has 1,253 shares of NTELOS restricted stock and options to purchase 14,145 shares of NTELOS common stock (after giving effect to the NTELOS 1:2 reverse stock split) all of which will be converted into shares of our restricted stock and options to purchase our common stock following the Separation.

(10)

In addition to the shares reported in the table, Mr. Moneymaker has 34,533 shares of NTELOS restricted stock and options to purchase 98,710 shares of NTELOS common stock (after giving effect to the NTELOS 1:2 reverse stock split) all of which will be converted into shares of our restricted stock and options to purchase our common stock following the Separation.

(11)

In addition to the shares reported in the table, Mr. Berry has 20,614 shares of NTELOS restricted stock and options to purchase 64,094 shares of NTELOS common stock (after giving effect to the NTELOS 1:2 reverse stock split) all of which will be converted into shares of our restricted stock and options to purchase our common stock following the Separation.

(12)

In addition to the shares reported in the table, Mr. Keller has 9,950 shares of NTELOS restricted stock and options to purchase 27,517 shares of NTELOS common stock (after giving effect to the NTELOS 1:2 reverse stock split) all of which will be converted into shares of our restricted stock and options to purchase our common stock following the Separation.

(13)

In addition to the shares reported in the table, Ms. McDermott has 12,085 shares of NTELOS restricted stock and options to purchase 37,411 shares of NTELOS common stock (after giving effect to the NTELOS 1:2 reverse stock split) all of which will be converted into shares of our restricted stock and options to purchase our common stock following the Separation.

AGREEMENTS WITH NTELOS

Following the Separation, we and NTELOS will operate independently. To effect the Separation and to provide a framework for our initial relationship with NTELOS, we are entering into certain agreements with NTELOS. The following is a summary of the material terms of those agreements. The terms of some of the agreements have not yet been finalized and are being reviewed by us and NTELOS. The forms of certain of the agreements described below have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries below of each of these agreements set forth the terms that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

Commercial Service Agreements

We are entering into commercial service agreements with NTELOS pursuant to which each company will obtain services from the other. We expect to execute the commercial service agreements on or before the distribution date; however, they will not be effective until the distribution date. Under these commercial service agreements with NTELOS, we will purchase certain wireless services and lease facility space from NTELOS to support our business. Additionally, NTELOS will lease facility space, purchase high capacity circuits, and other services from us. The commercial service agreements that we are entering into with NTELOS will have terms that generally extend from two to five years and, in certain circumstances, may be terminated earlier by us or NTELOS.

Separation and Distribution Agreement

The separation and distribution agreement will contain the key provisions relating to the separation of our business from that of NTELOS and the distribution of our common stock. The separation and distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by NTELOS and by us to NTELOS in the Separation and describe when and how these transfers, assumptions and assignments will occur. The agreement will also include procedures by which NTELOS and we will become separate and independent companies. In addition, the agreement will contain the conditions that must be satisfied, or waived by NTELOS, before the Separation and the completion of the Distribution. In addition, we will enter into certain ancillary agreements with NTELOS governing various interim and ongoing relationships between NTELOS and us following the distribution date. These ancillary agreements include:

•	a transition services agreement;

•	a tax matters agreement;

•	intellectual property agreements; and

•	an employee matters agreement.

We and NTELOS intend to execute the separation and distribution agreement and the ancillary agreements on or before the distribution date; however, they will not be effective until the distribution date. The separation and distribution agreement may be amended if both parties agree in writing. If the separation and distribution agreement is materially amended after we have sent this information statement to NTELOS stockholders and before the distribution date, we will promptly provide additional disclosure of the change in a manner reasonably calculated to inform NTELOS stockholders of the change.

Recapitalization, Contribution and Separation

The separation and distribution agreement will provide that, subject to the terms and conditions contained in the agreement and before the Distribution,

•	NTELOS will contribute to our company the subsidiaries that comprise the NTELOS local and competitive telecommunications divisions;

•

we will enter into a senior secured credit facility with certain financial institutions to finance the expected cash transfer to NTELOS and to provide a revolving credit arrangement to satisfy other financing needs;

•

we expect to transfer to NTELOS shares of our common stock and additionally, in connection with, and as a further condition to, the Separation we will pay $315 million to NTELOS (i) to settle the intercompany debt owed to NTELOS Inc. and (ii) to fund a mandatory repayment on NTELOS credit facility resulting from the Separation with the balance.

•

NTELOS will assign or cause to be assigned, and we will assume or cause to be assumed, certain contracts relating to our business and we will assign or cause to be assigned, and NTELOS will assume or cause to be assumed, certain contracts relating to its business; and

•	NTELOS will transfer and we will accept or assume certain assets and liabilities relating to our business.

The decision making process being used to determine which assets and liabilities will be moved to our company or remain with NTELOS in connection with the Separation utilizes a set of objective criteria to determine the most logical future owner of each individual asset and liability, including, but not limited to, the primary use of the asset or the underlying source of the liability. The examination of all these objective criteria will ultimately determine whether each asset and liability will be moved to our company or remain with NTELOS on completion of the Separation.

The Distribution

The separation and distribution agreement will provide that the Separation and the completion of the Distribution is subject to several conditions that must be satisfied or waived by NTELOS, in its sole discretion, including:

•

NTELOS will have received a private letter ruling from the IRS to the effect that the Distribution and related transactions qualify as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, and such private letter ruling will continue to be in effect;

•

To the extent qualification for tax free treatment is not addressed in the private letter ruling described immediately above, NTELOS will have received an opinion from Troutman Sanders LLP, dated the distribution date, in form and substance acceptable to NTELOS, regarding the qualification of the Distribution and related transactions as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code;

•	the Distribution will not violate or result in a breach of any law or any material agreement;

•	the Form 10 will have become effective and this information statement will have been mailed to all holders of NTELOS common stock;

•	the actions and filings necessary or appropriate under applicable federal or state securities laws and state blue sky laws in connection with the Distribution will have been taken;

•	The NASDAQ Stock Market LLC will have approved our common stock for listing, subject to official notice of issuance;

•	the ancillary agreements will have been executed and delivered by each of the parties thereto and neither party will be in material breach of any ancillary agreement;

•	all consents required to be received or made before the Distribution may take place will have been received or made and be in full force and effect;

•

no preliminary or permanent injunction or other order, decree, or ruling issued by a governmental authority, and no statute (as interpreted through orders or rules of any governmental authority duly authorized to effectuate the statute), rule, regulation or executive order promulgated or enacted by any governmental authority will be in effect preventing, or materially limiting the benefits of, the Distribution;

•	the internal transactions will be completed;

•

we will issue to NTELOS shares of our common stock such that the number of shares of our common stock issued and outstanding immediately before the Distribution will equal the product of (i) the recapitalization multiple and (ii) the number of shares of NTELOS common stock outstanding as of the record date, which Lumos Networks common stock owned by NTELOS will constitute all of our issued and outstanding common stock; and

•

we will enter into a credit facility with a third-party creditor or third-party creditors, with total available credit in the principal amount of approximately $370 million and with initial borrowings of $340 million, (i) which will be for our account of Lumos Networks, (ii) which will be deemed to constitute a Lumos Networks liability, and (iii) from which $315 million will be paid to NTELOS (a) to settle with cash intercompany debt owed to NTELOS as of the distribution date ($166 million as of June 30, 2011 on a pro forma basis) and, with the balance, (b) to fund NTELOS’s mandatory repayment on its credit facility resulting from the Separation.

Indemnification

In general, under the separation and distribution agreement, we will agree to indemnify NTELOS and its representatives and affiliates against certain liabilities from third party claims to the extent relating to, arising out of or resulting from:

•

the failure of Lumos Networks or any other member of the Lumos Networks group or any other person to pay, perform or otherwise promptly discharge any Lumos Networks group liabilities in accordance with their respective terms;

•	any Lumos Networks group liability; and

•

any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in it or necessary to make the statements in it not misleading contained in the Form 10, this information statement or the Form S-1 with respect to the registration of shares of restricted stock and stock options issued to current and former employees of the NTELOS group in connection with the Distribution (including any prospectus contained in such Form S-1), in each case, other than certain information relating to NTELOS.

In general, under the separation and distribution agreement, NTELOS will agree to indemnify us and our representatives and affiliates against certain liabilities from third party claims to the extent relating to, arising out of or resulting from:

•

the failure of NTELOS or any other member of the NTELOS group or any other person to pay, perform or otherwise promptly discharge any NTELOS group liabilities in accordance with their respective terms;

•	any liability of the NTELOS group other than the Lumos Networks group liabilities; and

•	any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in it or necessary to make the statements in it not misleading contained in the Form 10, this information statement or the Form S-1 with respect to the registration of shares of restricted stock and stock options issued to current and former employees of the NTELOS group in connection with the Distribution (including any prospectus contained in such Form S-1), only with respect to certain information relating to NTELOS.

Indemnification with respect to taxes will be governed by the tax matters agreement.

Further Action

The separation and distribution agreement will also provide that we will cooperate with NTELOS to effect any contributions, assignments, transfers or assumptions not completed on the distribution date, due to approval, consent or other issues, as promptly as practicable following that date.

Access to Information

Generally, subject to applicable confidentiality provisions and other restrictions, we and NTELOS will each give the other any information in that company’s possession that the requesting party reasonably needs (1) to comply with requirements imposed on the requesting party by a governmental authority, (2) for use in any proceeding to satisfy audit, accounting, insurance claims, regulatory, litigation or other similar requirements, or (3) to comply with its obligations under the separation and distribution agreement or the ancillary agreements.

Representations and Warranties

In the separation and distribution agreement, we and NTELOS will make customary representations and warranties only with respect to our capacity to enter into and the validity and enforceability of the separation and distribution agreement and the ancillary agreements. In general, we will take the assets and liabilities allocated to us “as is, where is” and bear the economic risk relating to conveyance of, title to or the assumptions of those assets and liabilities.

Termination

The separation and distribution agreement will provide that it may be terminated at any time before the Distribution by NTELOS, in its sole discretion. In the event of the termination of the separation and distribution agreement, neither party will have any further liability to the other party.

Transition Services Agreement

We will enter into a transition services agreement with NTELOS under which we and NTELOS will provide certain specified services to the other on an interim basis at costs set forth in the transition services agreement. Among the principal services to be provided by NTELOS to us are:

•	customer bill printing and mailing services;

•	information technology application and support services;

•	data center services;

•	service center accounting services, including, but not limited to, accounts payable, payroll, fixed asset management, tax compliance, internal audit and

Among the principal services to be provided by us to NTELOS are:

•	network operation center alarm monitoring;

•	facilities management; and

•	purchasing and procurement.

The party providing a service will provide to the party receiving a service an invoice covering all amounts payable for services rendered during the applicable billing period. The party receiving a service will pay all invoiced charges in full no later than 10 business days upon receipt of the invoice. The services will generally be provided for up to two years following the distribution date unless a particular service is terminated pursuant to the agreement. The party receiving a service can generally terminate that service on 90 days advance notice. Upon the expiration or early termination of the transition services agreement, many of the services that are covered in such agreement will be provided internally or by unaffiliated third-parties, and we expect that, in some instances, we may incur higher costs to obtain such services than we incurred prior to the Separation or under the terms of such agreements.

We and NTELOS will pay fees to each other for the services provided, which generally are intended to allow the party providing the service to recover all of its direct and indirect costs.

Generally, neither we nor NTELOS will be liable to the other in connection with providing services under the transition services agreement as long as the services are performed at substantially the same service levels as the company providing the services performs for itself. In general, no party will be liable to the other under the transition services agreements for direct damages in excess of $10 million in the aggregate, unless the damages were the result of the party’s gross negligence, willful misconduct, fraud or breach of an obligation of confidentiality or of an obligation to indemnify the other in connection with a third party claim.

Subject to customary exceptions, each party will agree to use a reasonable degree of care to prevent disclosure of confidential information to others and limit access to confidential information to its employees and other representatives who have a need-to-know.

The transition services agreement also addresses certain other matters, such as the mutual cooperation of the parties, the protection of customer information and the resolution of disputes arising under the transition services agreement.

Employee Matters Agreement

We will enter into an employee matters agreement with NTELOS. Our employees immediately following the Distribution will, as a general rule, continue to participate in employee benefit plans, which will provide substantially comparable benefits as those provided to those employees under NTELOS’s employee benefit plans before the Distribution, and the employee matters agreement will provide (where, and to the extent, appropriate) for the transfer of assets and liabilities from those NTELOS employee benefit plans to our corresponding employee benefit plans. A wide range of plans will be subject to the employee matters agreement, including defined benefit pension plan, 401(k) plan, group health plan, SERP, and flexible benefits plan.

The employee matters agreement also will provide rules (where appropriate) for granting credit under our plan for service credited under the corresponding NTELOS plan, for granting credit under our plan for contributions made under the corresponding NTELOS plan and for granting credit under our group health plan for co-payments made and deductible requirements satisfied under the corresponding NTELOS group health plan.

The employee matters agreement also will provide rules for converting options granted under NTELOS’s equity compensation programs to purchase NTELOS common stock which are held by our employees into options to purchase our common stock and rules for the issuance of our common stock to holders of restricted stock awards of NTELOS common stock issued under NTELOS’s equity compensation programs.

The employee matters agreement also addresses certain other matters, such as responsibility for COBRA coverage and treatment of workers’ compensation claims. The indemnification provisions of the separation and distribution agreement will apply to the employee matters agreement. In the event that the separation and distribution agreement is terminated prior to the date of the Distribution, none of the actions or events under the employee matters agreement will be taken or occur except to the extent specifically agreed to by the parties.

Tax Matters Agreement

We will enter into a tax matters agreement with NTELOS. The tax matters agreement will govern both parties’ rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns. In general, under the tax matters agreement:

•

NTELOS will be responsible for any U.S. federal income taxes of the NTELOS group. With respect to any periods beginning after the Distribution, we will be responsible for any U.S. federal income taxes of us or our subsidiaries.

•

NTELOS will be responsible for any U.S. state or local income taxes reportable on a consolidated, combined or unitary or other joint return that includes NTELOS or any member of the NTELOS group and us or any member of the Lumos Networks group. NTELOS will be responsible for any U.S. state or local income taxes reportable on returns that include only members of the NTELOS group (excluding us and members of the Lumos Networks group), and we will be responsible for any U.S. state or local income taxes filed on returns that include only us or the Lumos Networks group.

•	We and NTELOS will each be responsible for any non-income taxes attributable to each company and its respective group for all periods.

The tax matters agreement will impose certain restrictions on our ability to pursue strategic or other transactions that may maximize the value of our business. The tax matters agreement will provide special rules allocating tax liabilities in the event that the Distribution, together with certain related transactions, was not tax-free. In general:

•	If any of the following events (among others) prevents the Distribution and related transactions from being tax-free, we will be liable for the resulting taxes:

•	Any acquisition of all or a portion of our stock or assets, whether by merger or otherwise;

•

Any negotiations, understandings, agreements or arrangements with respect to transactions or events that cause the Distribution to be treated as part of a plan pursuant to which one or more persons acquire, directly or indirectly, stock representing 50% or greater interest in us;

•	We cease to actively conduct the wireline business during the two-year period following the Distribution;

•	We take or fail to take any other action that prevents the Distribution and related transactions from being tax-free; or

•	Any breach by us of certain of its undertakings and representations.

•

To preserve the tax-free treatment to NTELOS of the Distribution, we are prohibited from taking or failing to take any action that prevents the Distribution and related transactions from being tax-free. Further, during the two-year period following the Distribution, among other restrictions, we may not, subject to certain exceptions, enter into or authorize: (1) any transaction resulting in the acquisition of 40% or more of our stock or 60% or more of our assets; (2) any merger, consolidation or liquidation; (3) any issuance of equity securities beyond certain thresholds; or (4) any repurchase of our common stock unless, in each case, (a) we deliver to NTELOS a “will”-level legal opinion, satisfactory to NTELOS, stating that the intended transaction will not prevent the Distribution and related transactions from being tax-free or (b) NTELOS obtains a letter ruling, satisfactory to NTELOS, in its sole discretion from the IRS to this effect.

•

During the two-year period following the Distribution, if we enter into, or authorize, a transaction resulting in the acquisition of 25% or more (but less than 40%) of our stock, our board of directors must provide NTELOS with a certificate describing the transaction and stating that the transaction is not subject to the opinion/ruling procedure described above.

•

The fact that NTELOS receives a board certificate, legal opinion or letter ruling will not, in itself, exonerate us from liability for taxes in the event that the Distribution and related transactions were not tax-free as a result of our actions or as a result of an acquisition of our stock or assets.

These covenants and indemnity obligations may discourage, delay or prevent a change of control that you may consider favorable. Though valid as between the parties, the tax matters agreement is not binding on the IRS.

The tax matters agreement also addresses certain other matters, such as the assistance and cooperation of the parties, the reimbursement of certain tax payments and the resolution of disputes arising under the tax matters agreement. The dispute resolution provisions of the separation and distribution agreement will apply to disputes relating to liabilities for tax-related losses and to liabilities for which the amount in dispute exceeds $20 million arising under the tax matters agreement. The representations, warranties, covenants and agreements in the tax matters agreement will remain in effect without limitation.

Intellectual Property Agreements

We will enter into agreements with NTELOS with regard to intellectual property. A software and proprietary information agreement will govern our relationship with NTELOS with respect to software, copyrights and other proprietary information. Trademarks and domain names will be governed by a separate trademark and domain name assignment and license agreement.

Trademark and Domain Name Assignment and License Agreement

The trademark and domain name assignment and license agreement with NTELOS gives us ownership of certain identified marks and internet domain names, including www.ntelos.net, that have traditionally been used in connection with the services and products offered by the wireless business. It also gives us rights to use the NTELOS name and NTELOS logo in the conduct of our business in a manner substantially consistent with our current use for the six month period following the Distribution. We or NTELOS may terminate the trademark and domain name assignment and license agreement upon 60 days written notice if the other party materially breaches the agreement and does not cure the breach within the 60 day period following such notice. Upon the termination of the trademark and domain name assignment and license agreement, the rights and licenses granted thereunder will revert to NTELOS. Our use of www.ntelos.net will continue until our customers cease using the domain name at which time the license will terminate and revert to NTELOS. If at any time NTELOS ceases using the trademark “NTELOS,” ownership of www.ntelos.net will transfer to us.

The trademark and domain name assignment also addresses certain other matters, such as dispute resolution and quality control. The indemnification provisions of the separation and distribution agreement will apply to the trademark and domain name assignment and license agreement.

Software and Proprietary Information Agreement

The software and proprietary information agreement with NTELOS gives us ownership of internally developed software, proprietary information and materials that are exclusively used by us, being developed exclusively for our use, are solely in our possession at the time of the Distribution or that are specifically agreed upon by the parties. We and NTELOS will each also have a perpetual license to the other’s software, proprietary information or materials that we use in our respective businesses as of the distribution date and to software, proprietary information, and materials that we possess on the distribution date, but only if the item is reasonably required for our respective businesses as we conduct them before the Separation or if we have identified them for future use in a written development plan at the time of the Separation. After five years, each party will also grant a license to the other party for other software, technical proprietary information and materials that were in the party’s possession at the time of the Separation and that were not the subject of a claim for unauthorized use within three years after the Separation.

The software and proprietary information agreement also addresses certain other matters, such as confidentiality and cooperation and assistance. The dispute resolution provisions of the separation and distribution agreement apply to disputes arising under the software and proprietary information agreement.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

Our wholly-owned subsidiary, Lumos Networks Operating Company (the “Borrower”), entered into certain credit facilities with CoBank, ACB (“CoBank”), as lead arranger and administrative agent, and a syndicate of other financial institutions as lenders, providing for up to $370 million. A copy of the definitive credit agreement with respect to the credit facilities has been filed as an exhibit to the registration statement on Form 10 of which this information statement is a part, and the summary below of the credit facilities sets forth the terms that we believe are material. This summary is qualified in its entirety by reference to the full text of the definitive credit agreement, which is incorporated by reference into this information statement. Funding under these credit facilities is conditional upon the occurrence of the Separation.

The credit facilities will consist of the following:

•

a $60 million senior secured five year revolving credit facility (the “Revolver”), $30 million of which is expected to be drawn, with subfacilities permitting (i) the issuance of letters of credit in an aggregate stated amount at any time outstanding not to exceed $10 million and (ii) the making of swingline loans in an aggregate amount at any time outstanding not to exceed $10 million;

•	a $110 million senior secured five year amortizing term loan (“Term Loan A”); and

•	a $200 million senior secured six year amortizing term loan (“Term Loan B,” together with the Revolver and Term Loan A, the “Credit Facilities”).

The Credit Facilities may be increased by adding one or more additional term loan facilities of up to $100 million with additional commitments from lenders or new commitments from financial institutions reasonably acceptable to CoBank and the Borrower.

All obligations under the Credit Facilities will be guaranteed by all existing and future, direct and indirect, domestic material subsidiaries of the Borrower (collectively, the “Guarantors”), other than subsidiaries engaged in a regulated wireline telecommunications business. The Borrower’s obligations and the obligations of the Guarantors under the Credit Facilities, as well as any related interest rate hedge agreements or cash management agreements, will be secured by (i) first priority security interests in substantially all of the Borrower’s and each Guarantor’s present and future personal, tangible and intangible assets and material real property, including without limitation, the equity interests presently owned or later-acquired by the Borrower and each Guarantor in all of their respective subsidiaries and (ii) negative pledges on all assets of the Borrower’s presently owned or later-acquired regulated subsidiaries that are not Guarantors under the Credit Facilities, subject to certain permitted liens and encumbrances.

The proceeds of the Credit Facilities will be initially made available to the Borrower on the distribution date and may be used to fund the working capital needs of the Borrower and its subsidiaries and to pay $315 million to NTELOS (i) to settle with cash intercompany debt estimated to be owed to NTELOS as of the distribution date (subject to a true-up following the distribution date) and (ii) to fund a mandatory repayment on NTELOS Inc.’s credit facility that is required to reduce NTELOS’s consolidated indebtedness to the extent necessary to consummate the Separation.

The Borrower will be required to prepay amounts outstanding under the Credit Facilities with net cash proceeds received under certain circumstances in connection with (i) casualty losses of the Borrower or any Guarantor, if net cash proceeds relating thereto are not reinvested in assets within 270 days, (ii) issuance or sale of debt securities by the Borrower or any Guarantor, other than certain permitted debt issuances, (iii) sale or disposition of assets of the Borrower or any Guarantor, other than certain permitted asset dispositions, if net proceeds relating thereto are not reinvested in assets within 270 days, (iv) issuance of equity securities by the Borrower or any Guarantor, other than certain permitted equity issuances, and (v) certain other extraordinary events resulting in net cash proceeds received by the Borrower or any Guarantor. Commencing with the fiscal year ending December 31, 2012, prepayment will also be required on an annual basis to the extent of 50% of the Borrower’s consolidated excess cash flow (net of certain voluntary prepayments) when the Borrower’s total leverage ratio exceeds 3.25 to 1. The Borrower may, on one business day’s prior written notice, prepay all or any portion of a base rate loan or, on three business days’ prior written notice, prepay all or any portion of a LIBOR loan. The Borrower’s right to prepay any LIBOR loan will be subject to payment of LIBOR breakage costs.

The final maturity date will be December 31, 2016 for the Revolver and Term Loan A. All amounts outstanding on the Revolver will be due and payable on the final maturity date for the Revolver. Term Loan A will be subject to quarterly principal payments beginning on March 31, 2013 in the amount of $1,375,000 each during 2013 and 2014 and in the amount of $2,750,000 each during 2015 and 2016 with the remaining principal balance due on the final maturity date for Term Loan A. The final maturity date will be December 31, 2017 for Term Loan B. Term Loan B will be subject to quarterly principal payments in the amount of $500,000 each beginning on December 31, 2011, with the remaining balance due on the final maturity date for Term Loan B.

Loans under the Credit Facilities (other than swingline loans under the Revolver) will bear interest, at the Borrower’s option, at (i) the base rate plus the applicable base rate margin or (ii) LIBOR plus the applicable LIBOR margin. Swingline loans under the Revolver will bear interest only at the base rate plus the applicable base rate margin. The base rate will be the rate in effect from day to day defined as a rate per annum announced by CoBank on the first business day of each week as the higher of (i) one-month LIBOR plus 150 basis points; or (ii) the Prime Rate. The applicable base rate margin or LIBOR margin will be determined on a quarterly basis following the Borrower’s reporting of its total leverage ratio in accordance with the Borrower’s reporting covenants under the Credit Facilities. The following table sets forth the applicable base rate margin and LIBOR margin under the Credit Facilities:

Level	Total Leverage Ratio	Revolver and Term Loan A Base Rate Margin	Revolver and Term Loan A LIBOR Margin	Term Loan B Base Rate Margin	Term Loan B LIBOR Margin
I	≥3.00x	2.250%	3.250%	2.500%	3.500%
II	<3.00x	2.000%	3.000%	2.250%	3.250%

During the continuation of an event of default under the Credit Facilities, CoBank or certain of the lenders may adjust the applicable margin for all outstanding principal amounts, commitment fees and other obligations to a higher rate set forth in the table above plus an additional 2.00%. The LIBOR option will not be available during an event of default, and any outstanding LIBOR advances will convert to base rate advances at the end of the applicable interest period.

Interest will be payable in arrears on the last day of each March, June, September, and December, in the case of base rate loans, and on the last day of each applicable interest period (and if the interest period exceeds three months, also on the three month anniversary of the interest period), in the case of LIBOR loans. Interest will be calculated on an actual/360-day basis for LIBOR loans and an actual/365/366-day basis for base rate loans.

The Credit Facilities will require the Borrower and the Guarantors to comply with affirmative and negative covenants customarily applicable to senior secured credit facilities, which will include, but not be limited to, limitations and restrictions on the payment of dividends and other distributions, the incurrence of additional indebtedness, the incurrence of liens and negative pledges, acquisitions and other investments, material sales or transfers of assets and transactions with affiliates, in each case subject to certain exceptions set forth in the definitive credit agreement. The Borrower will be permitted to make certain dividends, distributions and other restricted payments, investments, and debt prepayments in a cumulative amount not to exceed a distributable amount calculated in accordance with a formula set forth in the Credit Facilities.

Under the terms of the Credit Facilities, we will be required not to exceed a maximum consolidated leverage ratio (indebtedness for borrowed money/EBITDA) of (i) 4.0 to 1.0 from the initial funding date through September 30, 2014 and (ii) 3.75 to 1.0 from October 1, 2014 and thereafter, and to maintain a consolidated interest coverage ratio (EBITDA/cash interest expense) of greater 3.25 to 1.0 at all times.

DESCRIPTION OF OUR CAPITAL STOCK

We have summarized below the material terms of our capital stock that are expected to be in effect following the Distribution. You are encouraged to read our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this information statement is a part, for greater detail on the provisions that may be important to you.

Sales of Unregistered Securities

In connection with our incorporation on February 16, 2011, we issued 100 shares of our common stock, par value $0.01 per share, to NTELOS in consideration of an aggregate capital contribution of $100 by NTELOS. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof because the issuance did not involve any public offering of securities.

Common Stock

Authorized Shares

At the time of the Distribution, we will be authorized to issue up to 55,000,000 shares of common stock, par value $0.01 per share.

Voting Rights

Each outstanding share of our common stock will be entitled to one vote on all matters submitted to a vote of holders of our common stock. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights

Holders of our common stock are entitled to receive ratably dividends, if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after any dividends required to be paid on outstanding preferred stock, if any. We expect the terms of the credit facility we will enter into in connection with the Separation will impose restrictions on our ability to declare dividends on our capital stock.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preemptive or Similar Rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, NA.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors, including:

Advance Notice Procedures. Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Such written notice must be delivered no earlier than 120 days and no later than 90 days of the anniversary date of the prior year’s meeting. In addition, the bylaws require stockholders submitting a notice to provide information regarding ownership of derivative positions in our common stock. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. Although the bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Written Consent of Stockholders. Our certificate of incorporation provides that all corporate powers will be exercised by our board of directors, except as otherwise specifically required by law or otherwise provided in our certificate of incorporation. Our certificate of incorporation and our bylaws do not permit stockholder action by written consent. Any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be effected by the written consent of our stockholders.

Special Meetings. Pursuant to the General Corporation Law of the State of Delaware, or DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in our certificate of incorporation or bylaws. Our bylaws provide that a stockholder may request a special meeting of stockholders subject to the conditions set forth in our bylaws, including that stockholders representing at least 20% of our outstanding common stock request the special meeting of stockholders and that stockholders follow the procedures set forth in our bylaws.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation expressly provides that no stockholder shall be entitled to cumulate votes in the election of directors.

Forum Selection. Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. Our certificate of incorporation further provides that any person or entity purchasing or acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above.

Qualification and Election of Directors. Our bylaws provide that to be eligible to be a nominee for election to our board of directors, a person must submit a written questionnaire regarding his or her background and qualifications and must agree to other representations as set forth in our bylaws. In addition, our bylaws and Corporate Governance Guidelines provide that any nominee for director in an uncontested election who receives a greater number of votes “against” his or her election than votes “for”

such election must tender his or her resignation to the board of directors for consideration in accordance with the procedures set forth in our Corporate Governance Guidelines. In contested elections where the number of nominees exceeds the number of directors to be elected, the vote standard will continue to be a plurality of votes cast. If a director nominee who is serving as an incumbent director is not elected at an annual meeting, the DGCL provides that the director would continue to serve on the board of directors as a “holdover director,” until such director’s respective successor is elected and qualified, or until such director’s earlier resignation or removal. Therefore, the board of directors has established procedures set forth in the Corporate Governance Guidelines under which in any non-contested election of directors, any incumbent director nominee who receives a greater number of votes cast against his or her election than in favor of his or her election shall tender his or her resignation, and the board of directors shall decide, through a process managed by the Committee (as defined in the Corporate Governance Guidelines) whether to accept or reject the resignation, or whether other action should be taken. If a director nominee who was not already serving as a director fails to receive a majority of votes cast at an annual meeting, Delaware law provides that such director nominee is not elected to the board of directors and does not serve on the board of directors as a “holdover director.”

Removal of Directors. Our bylaws provide that a director may only be removed in accordance with a shareholders agreement between Quadrangle and us and otherwise by a majority vote of our stockholders at a stockholder meeting expressly called for that purpose and at which a quorum of stockholders is present.

Business Combinations. We have opted out of Section 203 of the DGCL in our certificate of incorporation. Section 203 of the DGCL restricts a wide range of transactions (“business combinations”) between a corporation and an interested stockholder. An “interested stockholder” is, generally, any person who beneficially owns, directly or indirectly, 15% or more of the corporation’s outstanding voting stock. Business combinations are broadly defined to include (i) mergers or consolidations with, (ii) sales or other dispositions of more than 10% of the corporation’s assets to, (iii) certain transactions resulting in the issuance or transfer of any stock of the corporation or any subsidiary to, (iv) certain transactions resulting in an increase in the proportionate share of stock of the corporation or any subsidiary owned by, or (v) receipt of the benefit (other than proportionately as a stockholder) of any loans, advances or other financial benefits by, an interested stockholder. Section 203 provides that an interested stockholder may not engage in a business combination with the corporation for a period of three years from the time of becoming an interested stockholder unless (a) the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder prior to the time that person became an interested stockholder; (b) upon consummation of the transaction which resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation’s voting stock (excluding, for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, shares owned by persons who are directors and also officers and shares owned by certain employee stock plans); or (c) the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Preferred Stock

At the time of Distribution, we will be authorized to issue up to 100,000 shares of preferred stock, par value $0.01 per share. Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Indemnification of Directors and Officers

The following summary is qualified in its entirety by reference to the complete text of the statutes referred to below, our certificate of incorporation and bylaws, and the contracts referred to below. Our bylaws provide that we will indemnify our officers and directors to the fullest extent permitted by Delaware law.

Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”), provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may also indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person was or is a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity for such action or suit by or in the right of the corporation may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the directors’ duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that to the fullest extent permitted by the DGCL and except as otherwise provided in our bylaws, none of our directors shall be liable to it or its stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as our director, or our officer, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, all of our directors and officers are covered by insurance policies maintained and held in effect by us against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

The separation and distribution agreement provides for indemnification by our company of NTELOS and its directors, officers and employees for certain liabilities, including certain liabilities under the Securities Act and the Exchange Act, related to filings in connection with the Separation.

Shareholders Agreement

Our board of directors will consist of eight members as of the Separation. Pursuant to the terms of a Shareholders Agreement, to be entered into on the distribution date, among us, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A, LP, Quadrangle NTELOS Holdings II LP (together with Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP, the “Quadrangle Entities”) and the management shareholders named therein, or the Shareholders Agreement, the Quadrangle Entities currently have the right to nominate three directors. One of the three directors designated by the Quadrangle Entities currently must be “independent” as defined by the rules of The NASDAQ Stock Market LLC. Pursuant to the Shareholders Agreement, the Quadrangle Entities may designate only two directors, who do not need to be “independent,” if their ownership falls below 20% of the voting power of our common stock, one director, who does not need to be “independent,” if their ownership falls below 10% and no directors if their ownership falls below 5%. The Shareholders Agreement also provides that one director will be our Chief Executive Officer for so long as he or she is employed by us. In accordance with the Shareholders Agreement, the Quadrangle Entities and the other management stockholders party thereto each are required to vote for such nominees and take all other necessary action to ensure that these nominees are elected to the board of directors. Any additional directorships resulting in an increase in the number of directors may only be filled by the vote of the directors then in office. Each director is elected for a term of one year and serves until a successor is duly elected and qualified or until his or her death, resignation or removal. A director may only be removed in accordance with the Shareholders Agreement and otherwise by an affirmative vote of a majority of the combined voting power of our outstanding capital stock.

In accordance with the Shareholders Agreement, we may not take certain significant actions, such as a merger or sale of assets in excess of $3 million, incurrences of indebtedness, amendments of organizational documents and certain other matters, subject to certain specified exceptions, without the approval of a majority of the members of the board of directors. The required quorum for any meeting of the board of directors must include at least one non-independent director designated by the Quadrangle Entities, for as long as the Quadrangle Entities are entitled to designate one or more members of the board of directors in accordance with the terms of the Shareholders Agreement.

The Shareholders Agreement covers matters of corporate governance, restrictions on transfer of our securities, registration rights and information rights.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our combined balance sheets as of December 31, 2010 and 2009, and the related combined statements of operations, cash flows and equity for the years ended December 31, 2010, 2009 and 2008 included in this information statement, have been audited by KPMG LLP, our independent registered public accounting firm.

INDEPENDENT AUDITORS

The financial statements of Mountaineer Telecommunications, LLC (FiberNet) as of November 30, 2010 and December 31, 2009, and for the period from January 1, 2010 to November 30, 2010 and the year ended December 31, 2009, included in this information statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement or the registration statement of which this information statement is apart.

After the Distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

We will make available free of charge most of our future SEC filings through our Internet website www.lumosnetworks.com as soon as reasonably practicable after we electronically file these materials with the SEC. You will be able to access these future SEC filings on our website. You may also request a copy of our future SEC filings at no cost, by writing or telephoning us at:

401 Spring Lane Plaza

Waynesboro, Virginia 22980

Attn: Corporate Secretary

(540) 946-3500

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS

LUMOS NETWORKS

Report of Independent Registered Public Accounting Firm	F-2

Combined Balance Sheets as of December 31, 2010 and 2009	F-3

Combined Statements of Operations for the years ended December 31, 2010, 2009 and 2008	F-5

Combined Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008	F-6

Combined Statements of Equity for the years ended December 31, 2010, 2009 and 2008	F-7

Notes to Combined Financial Statements	F-8

FIBERNET

Independent Auditors’ Report	F-25

Consolidated Balance Sheets as of November 30, 2010 and December 31, 2009	F-26

Consolidated Statements of Operations for the period January 1, 2010 through November 30, 2010 and for the year ended December 31, 2009	F-28

Consolidated Statements of Cash Flows for the period January 1, 2010 through November 30, 2010 and for the year ended December 31, 2009	F-29

Consolidated Statements of Member’s Equity for the period January 1, 2010 through November 30, 2010 and for the year ended December 31, 2009	F-30

Notes to Consolidated Financial Statements	F-31

UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

LUMOS NETWORKS

Condensed Combined Balance Sheets as of June 30, 2011 and December 31, 2009	F-45

Condensed Combined Statements of Operations for the six months ended June 30, 2011 and 2010	F-47

Condensed Combined Statements of Cash Flows for the six months ended June 30, 2011 and 2010	F-48

Notes to Condensed Combined Financial Statements	F-49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

NTELOS Holdings Corp.:

We have audited the accompanying combined balance sheets of Lumos Networks (the Company) as of December 31, 2010 and 2009, and the related combined statements of operations, cash flows, and equity for each of the years in the three-year period ended December 31, 2010. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Richmond, Virginia

May 16, 2011

Lumos Networks

Combined Balance Sheets

(In thousands)	December 31, 2010	December 31, 2009
Assets
Current Assets
Cash	$489	$3
Restricted cash	8,062	—
Accounts receivable, net of allowance of $1,471 ($1,153 in 2009)	20,785	14,380
Other receivables	1,238	319
Prepaid expenses and other	2,020	651

	32,594	15,353

Due from NTELOS Inc.	—	3,730
Securities and Investments	71	71
Property, Plant and Equipment
Land and buildings	22,597	20,940
Network plant and equipment	328,234	246,030
Furniture, fixtures and other equipment	10,097	7,890

Total in service	360,928	274,860
Under construction	8,300	5,351

	369,228	280,211
Less accumulated depreciation	95,372	76,972

	273,856	203,239

Other Assets
Goodwill	134,579	49,341
Franchise rights	32,000	32,000
Other intangibles, less accumulated amortization of $46,355 ($37,729 in 2009)	65,904	43,030
Deferred charges and other assets	2,196	387

	234,679	124,758

	$541,200	$347,151

See accompanying Notes to Combined Financial Statements.

Lumos Networks

Combined Balance Sheets

(In thousands)	December 31, 2010	December 31, 2009
Liabilities and Equity
Current Liabilities
Current portion of capital lease obligations	$688	$289
Accounts payable	12,599	5,554
Advance billings and customer deposits	11,653	7,718
Accrued compensation	930	481
Accrued operating taxes	844	530
Other accrued liabilities	1,428	722

	28,142	15,294

Long-term Liabilities
Obligation to NTELOS Inc.	178,616	—
Capital lease obligations	1,417	362
Deferred income taxes	61,217	57,525
Other long-term liabilities	5,122	880
Income tax payable	500	136

	246,872	58,903

Commitments and Contingencies
Equity
Lumos Networks Equity	265,794	272,681
Noncontrolling interests	392	273

	266,186	272,954

	$541,200	$347,151

See accompanying Notes to Combined Financial Statements.

Lumos Networks

Combined Statements of Operations

	Year Ended December 31,
(In thousands)	2010	2009	2008
Operating Revenues	$145,964	$130,595	$128,806
Operating Expenses
Cost of sales and services (exclusive of items shown separately below)	46,407	40,158	38,857
Customer operations	13,243	12,598	13,112
Corporate operations	13,809	8,582	10,836
Depreciation and amortization	31,365	28,641	26,958
Accretion of asset retirement obligations	11	78	75

	104,835	90,057	89,838

Operating Income	41,129	40,538	38,968
Other Income (Expenses)
Interest expense	(5,752)	(1,478)	(1,393)
Other income, net	43	105	97

	(5,709)	(1,373)	(1,296)

	35,420	39,165	37,672
Income Tax Expense	14,477	15,768	14,887

Net Income	20,943	23,397	22,785
Net Income Attributable to Noncontrolling Interests	(119)	(39)	(48)

Net Income Attributable to Lumos Networks	$20,824	$23,358	$22,737

See accompanying Notes to Combined Financial Statements.

Lumos Networks

Combined Statements of Cash Flows

	Year Ended December 31,
(In thousands)	2010	2009	2008
Cash flows from operating activities
Net income	$20,943	$23,397	$22,785
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22,738	21,239	19,203
Amortization	8,627	7,402	7,755
Accretion of asset retirement obligations	11	78	75
Deferred income taxes	3,463	3,646	2,434
Equity-based compensation	1,529	794	582
Other	(2,155)	(2,551)	(1,377)
Changes in assets and liabilities from operations:
Decrease in accounts receivable	1,175	237	991
Increase in other current assets	(319)	(162)	(271)
Changes in income taxes	593	100	1,282
Increase (decrease) in accounts payable	901	79	(1,012)
Increase in other current liabilities	1,471	130	1,502

Net cash provided by operating activities	58,977	54,389	53,949

Cash flows from investing activities
Purchases of property, plant and equipment	(40,254)	(37,011)	(34,876)
Purchase of FiberNet, net of cash acquired of $221 and working capital and other adjustments of $6,440	(162,283)	—	—
Acquisition of assets from Allegheny Energy, Inc.	—	(26,708)	—
Pledged deposit for Rural Utilities Service grant	(8,062)	—	—
Other	(692)	—	(30)

Net cash used in investing activities	(211,291)	(63,719)	(34,906)

Cash flows from financing activities
Borrowings from NTELOS Inc., net	182,346	41,402	12,735
Dividends paid to NTELOS Communications Inc.	(29,240)	(31,665)	(31,540)
Capital distributions to noncontrolling interests	—	(184)	—
Payments under capital lease obligations	(306)	(223)	(250)

Net cash provided by (used in) financing activities	152,800	9,330	(19,055)

Increase (decrease) in cash	486	—	(12)
Cash:
Beginning of period	3	3	15

End of period	$489	$3	$3

See accompanying Notes to Combined Financial Statements.

Lumos Networks

Combined Statements of Equity

(In thousands)	Total Lumos Networks Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2007	$288,415	$370	$288,785
Equity-based compensation expense	582		582
Dividends paid to NTELOS Communications Inc.	(31,540)		(31,540)
Comprehensive Income:
Net income attributable to Lumos Networks
Comprehensive income attributable to Lumos Networks	22,737
Comprehensive income attributable to noncontrolling interests		48
Total Comprehensive Income			22,785

Balance, December 31, 2008	$280,194	$418	$280,612

Equity-based compensation expense	794		794
Dividends paid to NTELOS Communications Inc.	(31,665)		(31,665)
Capital distribution to noncontrolling interests		(184)	(184)
Comprehensive Income:
Net income attributable to Lumos Networks
Comprehensive income attributable to Lumos Networks	23,358
Comprehensive income attributable to noncontrolling interests		39
Total Comprehensive Income			23,397

Balance, December 31, 2009	$272,681	$273	$272,954

Equity-based compensation expense	1,529		1,529
Dividends paid to NTELOS Communications Inc.	(29,240)		(29,240)
Comprehensive Income:
Net income attributable to Lumos Networks
Comprehensive income attributable to Lumos Networks	20,824
Comprehensive income attributable to noncontrolling interests		119
Total Comprehensive Income			20,943

Balance, December 31, 2010	$265,794	$392	$266,186

See accompanying Notes to Combined Financial Statements.

Lumos Networks

Notes to Combined Financial Statements

Note 1. Organization

On December 7, 2010, the board of directors of NTELOS Holdings Corp. approved a proposed plan to create separate wireless and wireline businesses by spinning off the wireline business into a newly formed publicly traded company (hereinafter referred to as the “Proposed Business Separation”). Pursuant to the plan, the transaction will be structured as a tax free Distribution of The New Wireline Company (hereinafter referred to as “Lumos Networks” or the “Company”) shares to stockholders of NTELOS Holdings Corp. at a time and exchange rate to be determined during the second half of 2011. The Proposed Business Separation is subject to satisfaction of several conditions, including confirmation of the tax-free treatment, receipt of NASDAQ listing, Federal and State telecommunications regulatory approvals, and the filing and effectiveness of a registration statement on Form 10 with the Securities and Exchange Commission. Consummation of the Proposed Business Separation is also subject to final approval by the NTELOS Holdings Corp. board of directors.

Lumos Networks is a fiber-based network service provider in the Mid-Atlantic region. The Company serves carrier, business and residential customers over a dense fiber network offering data, IP services and voice services utilizing an on-network service strategy. Lumos Networks began providing telecommunications products and services as a traditional rural local exchange carrier, or RLEC, in 1897. Following a contiguous regional expansion strategy, the Company has expanded from the base RLEC service territory in rural western Virginia to its current six state regional presence including western Virginia, West Virginia, and portions of Pennsylvania, Maryland, Ohio and Kentucky. Our growth into a regional service provider has been achieved by pursuing organic growth opportunities and complementary acquisitions.

Note 2. Acquisitions

Asset purchase from Allegheny Energy, Inc.

On December 31, 2009, the Company closed on an agreement to purchase certain fiber optic and network assets and related transport and data service contracts from Allegheny Energy, Inc. for approximately $27 million. The purchase included approximately 2,200 route-miles of fiber principally through Indefeasible Rights to Use (“IRUs”) located primarily in central and western Pennsylvania and West Virginia, with portions also in Maryland, Ohio and Kentucky. NTELOS Inc., the parent company to Lumos Networks, funded the acquisition from cash on hand. The purchase price for this transaction is reflected in “Obligation to NTELOS Inc.” in the Company’s combined balance sheet as of December 31, 2009.

FiberNet Acquisition

On December 1, 2010, the Company acquired from One Communications Corp. (“OCC”) all of the membership interest of Mountaineer Telecommunications, LLC (hereinafter referred to as “FiberNet”) for net cash consideration at closing of $162.5 million. FiberNet is a facility-based Competitive Local Exchange Carrier (“CLEC”) headquartered in Charleston, West Virginia. FiberNet offers voice, data, and IP-based services in West Virginia and portions of Ohio, Maryland, Pennsylvania, Virginia and Kentucky and has approximately 30,000 customer accounts and an extensive fiber network. The FiberNet network provides enhancements that add diversity and capacity to the Company’s combined network of approximately 5,800 route-miles and the increased density provides immediate access to more enterprise customers in new tier two and three markets. NTELOS Inc. funded the acquisition through a combination of a $125 million incremental term loan under its existing senior secured credit facility and cash on hand. The $162.5 million net cash outlay for this purchase transaction was funded by Lumos Networks through an increase to its intercompany obligation with NTELOS Inc. and is reflected in “Obligation to NTELOS Inc.” in the Company’s combined balance sheet as of December 31, 2010. Under the terms of the purchase agreement, $5.0 million of the purchase price was put in escrow and is scheduled to be released to OCC on December 1, 2011 subject to adjustments stemming from a contractually provided net working capital true-up or indemnification claims raised by the Company.

The Company will finalize its acquisition accounting in 2011. The Company has completed its initial appraisal of the fair value of the tangible and intangible assets acquired and liabilities assumed and the amount of goodwill recognized as of the acquisition date. The fair values of the assets acquired and liabilities assumed were determined using the income, cost, and market approaches. More specifically, the cost approach was primarily used for network equipment. Consideration was given to physical deterioration, functional obsolescence and economic obsolescence. To a lesser degree, the market approach was used to value certain non-network related tangible assets. The market approach was the primary method for valuation of certain fiber optic IRU agreements. Customer relationships were valued using an income approach after first separating the customer base into homogeneous groups. Trademarks were valued using a relief from royalty method. The non-compete agreement was valued using a profit differential (with and without) method.

The implied goodwill resulting from this acquisition is the result of the added network diversity and density noted above, access to new markets and perspective enterprise customers, operational synergies and the assembled workforce. Substantially all of the goodwill is expected to be deductible for tax purposes in future periods.

The following table summarizes the consideration paid and the allocation of the assets acquired and liabilities assumed:

(In thousands)
Assets acquired
Current assets	$9,068
Property, plant and equipment	50,258
Goodwill	85,238
Intangible assets subject to amortization
Customer relationship intangible	29,700
Trademark and other	1,800
Other assets	1,836

Total assets acquired	177,900

Liabilities assumed
Current liabilities	10,461
Long-term debt (capital leases)	905
Other liabilities	4,030

Total liabilities assumed	15,396

Net assets acquired (Final Net Cash Consideration)	$162,504

The amount of FiberNet revenue and net income included in the Company’s combined statement of operations for the period December 1, 2010 through December 31, 2010 are $5.8 million and $0.1 million, respectively.

The following 2010 unaudited pro forma information presents the combined results of operations of FiberNet from the January 1 through November 30, 2010 pre-acquisition period with the results of Lumos Networks for the year ended December 31, 2010. The 2009 unaudited pro forma information presents the combined results of operation for FiberNet and Lumos Networks for the year ended December 31, 2009. The FiberNet results are based on unaudited financial statements. Additionally, depreciation and amortization are pro forma to reflect the application of preliminary acquisition accounting, and interest expense is pro forma to consider the Company’s blended interest rate and assuming the intercompany debt incurred as a result of this transaction was borrowed on the acquisition date of January 1, 2010 and 2009, respectively.

(In thousands)(Unaudited)	Pro forma 2010	Pro forma 2009
Pro forma revenue	$213,052	$203,758
Pro forma operating income	44,462	49,274
Pro forma net income attributable to Lumos Networks	$17,591	$22,881

These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had the transaction occurred on January 1, 2009 and 2010, or of future results of operations.

Note 3. Significant Accounting Policies

Principles of Combination

The combined financial statements principally represent the financial results reflected by NTELOS Holdings Corp. constituting the companies comprising the Competitive and RLEC Wireline segments and all of these company’s wholly-owned subsidiaries and one limited liability corporation where the Company or certain of its subsidiaries, as managing member, exercises control. All significant intercompany accounts and transactions have been eliminated. These financial results have been adjusted to reflect certain corporate expenses which were not previously allocated to the segments. These allocations primarily represent corporate support functions, including but not limited to accounting, human resources, information technology and executive management, as well as corporate legal and professional fees, including audit fees, and equity-based compensation expense related to equity-based awards granted to employees in corporate support functions. These additional expenses for 2010, 2009 and 2008 totaled $5.1 million (inclusive of $2.8 million of acquisition related costs), $1.8 million and $1.8 million, respectively. The Company believes that these costs would not have been materially different had they been calculated on a standalone basis. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company or of the costs expected to be incurred in the future. As such, the financial information herein may not necessarily reflect the financial position, results of operations, and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly traded company during the periods presented. Refer to note 9 for further information regarding allocated expenses.

Accounting Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Additionally, the financial information included herein may not necessarily reflect the Company’s financial position, results of operations and cash flows in the future or what the Company’s financial position, results of operations and cash flows would have been had Lumos Networks been an independent, publicly traded company during the periods presented. Lumos Networks management believes that all historical costs of operations have been reflected in the combined financial statements.

Centralized Cash Management Systems and Allocations

NTELOS Inc. uses a centralized cash management program where NTELOS Inc. holds a majority of the cash for NTELOS Holdings Corp. and its subsidiaries. NTELOS Inc. funds the majority of cash disbursements and receives the majority of cash receipts for all of its subsidiaries. Cash received by NTELOS Inc. and payments made by NTELOS Inc. which relate to Lumos Networks are accounted for by the Company as due to/from NTELOS Inc. and are classified as a non-current asset or long-term borrowing as appropriate and bear interest at a rate that is substantially equal to the NTELOS Inc.’s weighted average long-term borrowing rate excluding the effect of debt issuance cost and original issue discount amortization (for balances due to NTELOS Inc.) and NTELOS Inc.’s average earnings rate (for amounts due from NTELOS Inc.).

NTELOS Inc. provides facilities, information services and certain corporate and administrative services to its subsidiaries, including Lumos Networks. NTELOS Inc. directly assigns, where possible, related costs based on their use of these services. Where direct assignment is not possible, or practical, NTELOS Inc. uses other indirect methods, including information derived from time studies, headcounts and transaction volumes, to estimate the allocation of shared service costs to its subsidiaries. The services provided by NTELOS Inc. to its subsidiaries are generally accounted for based on fully distributed costs. See Note 9 for further information regarding allocations.

Restricted Cash

During 2010, the Company received a federal broadband stimulus award to bring broadband services and infrastructure to Alleghany County, Virginia. The total project is $16 million, of which 50% (approximately $8 million) will be funded by a grant from the federal government. The project is expected to be completed in 2012. The Company was required to deposit 100% of its portion for the grant (approximately $8 million) into a pledged account in advance of any reimbursements, which can be drawn down ratably following the grant reimbursement approvals which are contingent on adherence to the program requirements. Accordingly, at December 31, 2010, the Company has $8.1 million held in non-interest bearing, fully insured escrow accounts with NTELOS Inc.’s primary commercial bank. The Company has a $0.7 million receivable for the reimbursable portion of the qualified recoverable expenditures through December 31, 2010.

Revenue Recognition

The Company recognizes revenue when services are rendered or when products are delivered, installed and functional, as applicable. Certain services of the Company require payment in advance of service performance. In such cases, the Company records a service liability at the time of billing and subsequently recognizes revenue ratably over the service period. The Company bills customers certain transactional taxes on service revenues. These transactional taxes are not included in reported revenues as they are recognized as liabilities at the time customers are billed.

The Company earns revenue by providing access to and usage of its networks. Local service revenues are recognized as services are provided. Wholesale revenues are earned by providing switched access and other switched and dedicated services to other carriers. Revenues for equipment sales are recognized at the time of the sale or installation if the installation is performed by the Company.

The Company evaluates related transactions to determine whether they should be viewed as multiple deliverable arrangements, which impact revenue recognition. Multiple deliverable arrangements are presumed to be bundled transactions and the total consideration is measured and allocated to the separate units based on their relative fair value with certain limitations. Nonrefundable activation fee revenue and certain associated direct costs are deferred as they are not associated with multiple deliverable arrangements but are directly associated with the underlying service being provided over the applicable coverage period. In all cases, the direct activation costs exceed the related activation revenues. When deferral is appropriate, the Company defers these direct activation costs up to but not in excess of the related deferred revenue.

The Company periodically makes claims for recovery of access charges on certain minutes of use terminated by the Company on behalf of other carriers. The Company recognizes revenue in the period that it is able to estimate the amount and when the collection of such amount is considered probable.

Trade Accounts Receivable

The Company sells its services to residential and commercial end-users and to other communication carriers primarily in Virginia, West Virginia and in parts of Maryland, Pennsylvania, Ohio and Kentucky. The Company has credit and collection policies to maximize collection of trade receivables and requires deposits on certain sales. The Company maintains an allowance for doubtful accounts based on historical results, current and expected trends and changes in credit policies. Management believes the allowance adequately covers all anticipated losses with respect to trade receivables. Actual credit losses could differ from such estimates. The Company includes bad debt expense in customer operations expense in the combined statements of operations. Bad debt expense for the years ended December 31, 2010 and 2009 was $0.3 million and $0.1 million, respectively. Bad debt expense for the year ended December 31, 2008 was negligible. The Company’s allowance for doubtful accounts was $1.5 million, $1.2 million and $1.2 million as of December 31, 2010, 2009 and 2008, respectively.

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and accrued liabilities approximates fair value because of the short-term maturity of these instruments. The fair value of obligation to NTELOS Inc. is not materially different than the carrying amount.

Property, Plant and Equipment and Other Long-Lived Assets

Long-lived assets include property, plant and equipment, long-term deferred charges, goodwill and intangible assets to be held and used. Long-lived assets, excluding goodwill and intangible assets with indefinite useful lives, are recorded at cost and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be evaluated pursuant to the subsequent measurement guidance described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 360-10-35. Impairment is determined by comparing the carrying value of these long-lived assets to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets. If the carrying value exceeds the estimated undiscounted cash flows, the excess of carrying value over the estimated fair value is recorded as an impairment charge. The Company believes that no impairment indicators exist as of December 31, 2010 that would require it to perform impairment testing.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets, which the Company reviews and updates based on historical experiences and future expectations. Buildings are depreciated over a 50-year life and leasehold improvements, which are categorized in land and buildings, are depreciated over the shorter of the estimated useful lives or the remaining lease terms. Network plant and equipment are depreciated over various lives from 3 to 50 years, with a weighted average life of approximately 5 years. Furniture, fixtures and other equipment are depreciated over various lives from 3 to 24 years.

Goodwill and franchise rights are indefinite-lived intangible assets. Indefinite-lived intangible assets are not subject to amortization but are instead tested for impairment annually or more frequently if an event indicates that the asset might be impaired. The Company assesses the recoverability of indefinite-lived assets annually on October 1 and whenever adverse events or changes in circumstances indicate that impairment may have occurred.

The Company uses a two-step process to test for goodwill impairment. Step one requires a determination of the fair value of each of the reporting units and, to the extent that this fair value of the reporting unit exceeds its carrying value (including goodwill), the step two calculation of implied fair value of goodwill is not required and no impairment loss is recognized. In testing for goodwill impairment, the Company utilizes a combination of a discounted cash flow model and an analysis which allocates enterprise value of NTELOS to the reporting units. Based on the results of the Company’s testing on October 1, 2010, none of the reporting units with goodwill were at risk of failing step one of the goodwill impairment testing as the goodwill value of each reporting unit substantially exceeded its carrying value.

The franchise rights value in the ILEC reporting unit largely reflects the value associated with revenues generated from its customers and future customers based on being the incumbent local exchange carrier and tandem access provider in these rural markets. The Company utilized the Greenfield cash flow valuation method in its impairment testing for these assets. The Greenfield method is an income approach which isolates value to the specific assets being valued and then compares the values to the calculated enterprise value as a validity test. The method is based on a number of assumptions under a start-up scenario but considers the Company’s future projects in modeling the operating results as the business matures. The results of our testing indicated that the fair value of these intangible assets significantly exceeded their respective book value. Based on the Company’s evaluation of fair value of its franchise rights, no impairment existed as of October 1, 2010. Subsequent to October 1, 2010, the Company believes there have been no events or circumstances to cause management to further evaluate the carrying amount of these assets.

The following table presents the activity in goodwill for the years ended December 31, 2010 and 2009.

(In thousands)	2010	2009
Goodwill, beginning	$49,341	$49,341
Excess of cash paid over value of tangible assets acquired from the FiberNet business	85,238	—

Goodwill, ending	$134,579	$49,341

Intangibles with a finite life are classified as other intangibles on the combined balance sheets. At December 31, 2010 and 2009, other intangibles were comprised of the following:

		2010		2009
(Dollars in thousands)	Estimated Life	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer relationships	3 to 15 yrs	$107,809	$(45,186)	$78,109	$(36,898)
Trademarks	0.5 to 15 yrs	3,350	(1,125)	2,650	(831)
Non-compete agreement	2 yrs	1,100	(44)	—	—

Total		$112,259	$(46,355)	$80,759	$(37,729)

The Company amortizes its finite-lived intangible assets using the straight-line method unless it determines that another systematic method is more appropriate. The amortization for the FiberNet customer relationship intangible is being amortized over its useful life based on the estimate of earnings attributable to these assets in the current year as a percentage of the total earnings attributable to these assets from which their values were derived. This results in an acceleration of amortization in the earlier periods and declines in future periods as the projected underlying earnings decrease due to assumed customer churn.

The estimated life of amortizable intangible assets is determined from the unique factors specific to each asset and the Company reviews and updates estimated lives based on later events, changing and future expectations. The Company capitalizes costs incurred to renew or extend the term of a recognized intangible asset and amortizes such costs over the remaining life of the asset. No such costs were incurred during the years ended December 31, 2010 or 2009. Amortization expense for the years ended December 31, 2010, 2009 and 2008 was $8.6 million, $7.4 million and $7.8 million, respectively.

The Company attributed $29.7 million of the FiberNet acquisition (Note 2) to customer relationships, of which the portion related to business customers ($29.0 million) is being amortized over a period of eleven years and the portion relating to residential customers ($0.7 million) is being amortized over a period of six years. The Company also attributed $0.7 million of the FiberNet acquisition to trademarks, which is being amortized over a period of six months, and $1.1 million to a non-compete agreement with OCC, which is being amortized over a period of two years.

Amortization expense for the next five years is expected to be as follows:

(In thousands)	Customer Relationships	Trademarks	Non-Compete	Total
2011	$14,325	$762	$528	$15,615
2012	11,782	178	528	12,488
2013	10,996	178	—	11,174
2014	10,360	178	—	10,538
2015	$5,092	$178	$—	$5,270

Capitalized Interest

The Company capitalizes interest in connection with the construction of capital assets. The amount of interest capitalized in the years ended December 31, 2010, 2009 and 2008 was $0.2 million, $0.1 million and $0.1 million, respectively.

Accounting for Asset Retirement Obligations

An asset retirement obligation (“ARO”) is evaluated and recorded as appropriate on assets for which the Company has a legal obligation to retire. The Company records a liability for an asset retirement obligation and the associated asset retirement cost at the time the underlying asset is acquired. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

The Company enters into various facility co-location agreements and is subject to locality franchise ordinances. The Company constructs assets at these locations and, in accordance with the terms of many of these agreements, the Company is obligated to restore the premises to their original condition at the conclusion of the agreements, generally at the demand of the other party to these agreements. The Company recognizes the fair value of a liability for an asset retirement obligation and capitalizes that cost as part of the cost basis of the related asset, depreciating it over the useful life of the related asset.

Included in certain of the franchise ordinances under which the RLECs and CLECs operate are clauses that require the removal of the RLEC’s and CLEC’s equipment at the termination of the franchise agreement. The Company has not recognized an ARO for these liabilities as the removal of the equipment is not estimable due to an indeterminable end date and the fact that the equipment is part of the public switched telephone network and it is not reasonable to assume the jurisdictions would require its removal.

The following table indicates the changes to the Company’s asset retirement obligation liability, which is included in other long-term liabilities, for the years ended December 31, 2010 and 2009:

(In thousands)	2010	2009
Asset retirement obligations, beginning	$865	$785
Asset retirement obligations acquired from purchase of FiberNet	105	—
Additional asset retirement obligations recorded, net	89	2
Accretion of asset retirement obligations	11	78

Asset retirement obligations, ending	$1,070	$865

Advertising Costs

The Company expenses advertising costs and marketing production costs as incurred (included within customer operations expenses in the combined statements of operations). Advertising expense for the years ended December 31, 2010, 2009 and 2008 was $0.5 million, $0.6 million and $0.7 million, respectively.

Pension Benefits and Retirement Benefits Other Than Pensions

Lumos Networks employees are covered by a number of benefit plans sponsored by NTELOS Inc. These benefits include a non-contributory defined benefit pension plan (“Pension Plan”), certain health care and life benefits for retired employees that meet eligibility requirements, two qualified nonpension postretirement benefit plans and a contributory defined contribution plan under Internal Revenue Code Section 401(k) for substantially all employees. The Company’s share of the cost of these benefits is discussed further in Note 9.

The Pension Plan covers all employees who meet eligibility requirements and who were employed by NTELOS Inc. prior to October 1, 2003. The Pension Plan was closed to NTELOS Inc. employees hired on or after October 1, 2003. Pension benefits vest after five years of plan service and are based on years of service and an average of the five highest consecutive years of compensation subject to certain reductions if the employee retires before reaching age 65 and elects to receive the benefit prior to age 65.

NTELOS Inc. provides certain health care and life benefits for retired employees who meet eligibility requirements. The Company has two qualified nonpension postretirement benefit plans. The health care plan is contributory, with participants’ contributions adjusted annually. The life insurance plan is also contributory. Eligibility for the life insurance plan is restricted to active pension participants age 50-64 as of January 5, 1994. Neither plan is eligible to employees hired after April 1993.

NTELOS Inc. contributory defined contribution plan under Internal Revenue Code Section 401(k) is offered to substantially all employees. NTELOS Inc.’s’ policy is to match 100% of each participant’s annual contributions for contributions up to 1% of each participant’s annual compensation and 50% of each participant’s annual contributions up to an additional 5% of each participant’s annual compensation. NTELOS Inc. matching contributions vest after two years of service. Effective June 1, 2009, NTELOS Inc. began funding its 401(k) matching contributions in shares of NTEOS Holdings Corp. common stock.

Operating Leases

The Company has operating leases for administrative office space and equipment, certain of which have renewal options. These leases, with few exceptions, provide for automatic renewal options and escalations that are either fixed or based on the consumer price index. Any rent abatements, along with rent escalations, are included in the computation of rent expense calculated on a straight-line basis over the lease term. The Company’s minimum lease term for most leases includes the initial non-cancelable term and at least one renewal period to the extent that the exercise of the related renewal option or options is reasonably assured. A renewal option or options is determined to be reasonably assured if failure to renew the leases imposes an economic penalty on the Company. Leasehold improvements are depreciated over the shorter of the assets’ useful life or the lease term, including renewal option periods that are reasonably assured.

Income Taxes

Lumos Networks’ operations are included in the consolidated federal income tax return and certain unitary or consolidated state income tax returns of NTELOS Holdings Corp. However, income taxes are calculated and provided for by Lumos Networks on a separate tax return basis. Current income tax obligations of Lumos Networks are settled with NTELOS Inc. through the aforementioned centralized cash management program.

Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company accrues interest and penalties related to unrecognized tax benefits in interest expense and income tax expense, respectively.

Share-based Compensation

The Company participates in NTELOS Inc.’s share-based compensation plans and records equity-based compensation expense based on the equity awards granted to Lumos Networks employees. The Company accounts for share-based employee compensation plans under FASB ASC 718, Stock Compensation. For equity awards with only service conditions, the Company recognizes compensation cost on a straight-line basis over the requisite service period.

Total equity-based compensation expense related to all of the share-based awards granted to employees of Lumos Networks and allocated from NTELOS Inc. for the years ended December 31, 2010, 2009 and 2008 (Note 9) and NTELOS Inc.’s 401(k) matching contributions for employees of Lumos Networks for 2010 and 2009 was allocated as follows:

(In thousands)	2010	2009	2008
Cost of sales and services	$230	$148	$59
Customer operations	297	143	99
Corporate operations	1,002	503	424

Equity-based compensation expense	$1,529	$794	$582

Note 4. Disclosures about Segments of an Enterprise and Related Information

The Company manages its business with separate products and services into two segments as described below.

Competitive: In addition to the RLEC services, the Company directly or indirectly owns approximately 5,800 route-miles of fiber optic network which it utilizes to provide high capacity transport, data services and broadband Internet access. As discussed in Note 2, the Company significantly expanded its network through the acquisition of approximately 2,200 miles of fiber from Allegheny Energy, Inc. on December 31, 2009 and significantly increased its density and capacity through the acquisition of FiberNet on December 1, 2010, which included approximately 30,000 customer accounts. The Competitive segment offers services in more than 30 geographic markets as well as transport services to retail and carrier customers across the network that reaches portions of Virginia, West Virginia, southwestern Pennsylvania, Maryland, Ohio and Kentucky. The Competitive Wireline segment focuses on providing “on-net” fiber-based services, including integrated voice and data service, Metro Ethernet, dedicated high speed Internet access and carrier transport services. To further extend the reach, the Company’s network is connected to the Valley Network Partnership, a partnership of three nonaffiliated communications companies that have interconnected their networks reaching a ten-state mid-Atlantic region, stretching from Pennsylvania to Florida. As noted in the RLEC section below, revenue and operating expenses from services sold in the RLEC service areas that relate to unregulated services, such as integrated access, DSL, broadband over fiber and video, are reported in the Competitive segment. The Competitive segment pays the RLEC a wholesale market rate for these services, the revenue and expense of which are eliminated in consolidation.

RLEC: The Company has two RLEC businesses subject to the regulations of the State Corporation Commission of Virginia. These businesses serve several areas in western Virginia, are fully integrated and are managed as one combined operation. The Company’s primary RLEC services are voice services and broadband Internet access. In addition, the Company has passed approximately 11,100 homes with fiber in its RLEC service area as of December 31, 2010, which provides access to IPTV-based video services and broadband Internet access with speeds up to 20Mbps. Revenues and operating expenses related to video and broadband Internet are reported in the Competitive segment.

Revenues from Verizon accounted for approximately 12%, 12% and 11% of the Company’s total revenue for the years ended December 31, 2010, 2009 and 2008, respectively. Revenue from Verizon was derived from RLEC and Competitive segments’ network access.

Summarized financial information concerning the Company’s reportable segments is shown in the following table.

(In thousands)	Competitive	RLEC	Eliminations	Total
As of and for the year ended December 31, 2010
Operating revenues	$88,471	$57,493	$—	$145,964
Intersegment revenues(1)	1,036	4,254	(5,290)	—
Operating income	16,208	24,921	—	41,129
Depreciation and amortization	17,283	14,082	—	31,365
Accretion of asset retirement obligations	(11)	22	—	11
Equity-based compensation charges	816	713	—	1,529
Acquisition related charges(2)	3,020	—	—	3,020
Capital expenditures	27,950	12,304	—	40,254
Goodwill	101,141	33,438	—	134,579
Total assets	$345,666	$195,534	$—	$541,200

(1)

Intersegment revenues consist primarily of telecommunications services such as local exchange services, inter-city and local transport voice and data services, and leasing of various network elements. Intersegment revenues are primarily recorded at tariff and prevailing market rates.

(2)

Acquisition related charges include legal and other professional fees incurred during 2010 related to the Company’s acquisition of the FiberNet business from One Communications Corp., which closed on December 1, 2010 (Note 2).

(In thousands)	Competitive	RLEC	Eliminations	Total
As of and for the year ended December 31, 2009
Operating revenues	$71,086	$59,509	$—	$130,595
Intersegment revenues(1)	963	4,216	(5,179)	—
Operating income	13,704	26,834	—	40,538
Depreciation and amortization	13,702	14,939	—	28,641
Accretion of asset retirement obligations	58	20	—	78
Equity-based compensation charges	346	448	—	794
Capital expenditures	26,075	10,936	—	37,011
Acquisition of assets from Allegheny Energy, Inc.	26,708	—	—	26,708
Goodwill	15,903	33,438	—	49,341
Total assets	$103,554	$243,597	$—	$347,151

(In thousands)	Competitive	RLEC	Eliminations	Total
For the year ended December 31, 2008
Operating revenues	$67,115	$61,691	$—	$128,806
Intersegment revenues(1)	1,269	4,124	(5,393)	—
Operating income	11,195	27,773	—	38,968
Depreciation and amortization	12,510	14,448	—	26,958
Accretion of asset retirement obligations	57	18	—	75
Equity-based compensation charges	316	265	—	581
Voluntary early retirement plan charges (2)	384	597	—	981
Capital expenditures	$21,676	$13,200	$—	$34,876

(1)

Intersegment revenues consist primarily of telecommunications services such as local exchange services, inter-city and local transport voice and data services, and leasing of various network elements. Intersegment revenues are primarily recorded at tariff and prevailing market rates.

(2)

In the second quarter of 2008, the Company recorded $1.0 million of voluntary early retirement charges, comprised primarily of $0.9 million of pension expense related to a pension enhancement pursuant to the voluntary early retirement plan accepted by certain employees of the wireline segments. These charges are in included in corporate operations expense on the combined statement of operations.

Note 5. Long-Term Debt

As of December 31, 2010 and 2009, the Company’s outstanding long-term debt consisted of the following:

(In thousands)	2010	2009
Long-term obligation to NTELOS Inc.	$178,616	$—
Capital lease obligations	2,105	651

	180,721	651
Less: current portion of capital lease obligations	688	289

Long-term obligation to NTELOS Inc. and long-term portion of capital lease obligations	$180,033	$362

Long-term obligation to NTELOS Inc.

As discussed in Note 2, NTELOS Inc. uses a centralized cash management program, where NTELOS Inc. holds a majority of the cash for NTELOS Holdings Corp. and its subsidiaries. NTELOS Inc. funds the majority of cash disbursements and receives the majority of cash receipts for all of its subsidiaries. Cash received by NTELOS Inc. and payments made by NTELOS Inc. which relate to Lumos Networks are accounted for by the Company as securities and investments or long-term borrowings as appropriate and bear interest at a rate that is substantially equal to NTELOS Inc.’s weighted average interest rate from its total debt, excluding the effect of debt issuance cost and original issue discount amortization. This weighted average interest rate was approximately 5.8%, 4.5% and 5.3%, respectively, for the years ended December 31, 2010, 2009 and 2008. The long-term obligation to NTELOS Inc. as of December 31, 2010 primarily represents the approximate $162.5 million cash consideration paid for the acquisition of FiberNet on December 1, 2010 and the approximate $27 million cash consideration paid for the Allegheny asset acquisition on December 31, 2009 (Note 2). This obligation is reflected as a long-term obligation as the intent is to use the proceeds from a new Lumos Networks long-term debt arrangement to pay off this obligation to NTELOS Inc. at the consummation of the Proposed Business Separation.

Capital lease obligations

In addition to the long-term debt discussed above, the Company has entered into capital leases on vehicles with lease terms of four to five years. At December 31, 2010, the carrying value and accumulated depreciation of these assets was $1.4 million and $0.6 million, respectively. In addition, the Company assumed $1.6 million of capital leases primarily on telephony equipment with the FiberNet acquisition. The total net present value of the Company’s future minimum lease payments is $2.0 million. As of December 31, 2010, the principal portion of these capital lease obligations is due as follows: $0.6 million in 2011, $0.6 million in 2012, $0.5 million in 2013, $0.3 million in 2014 and $0.1 million in 2015.

Note 6. Income Taxes

Lumos Networks’ operations are included in the consolidated federal income tax return and certain unitary or consolidated state income tax returns of NTELOS Holdings Corp. However, income taxes are calculated and provided for by Lumos Networks on a separate tax return basis.

The components of income tax expense are as follows for the years ended December 31, 2010, 2009 and 2008:

(In thousands)	2010	2009	2008
Current tax expense:
Federal	$8,515	$9,602	$9,911
State	2,499	2,520	2,542

	11,014	12,122	12,453

Deferred tax expense (benefit):
Federal	3,275	3,373	2,665
State	188	273	(231)

	3,463	3,646	2,434

	$14,477	$15,768	$14,887

Total income tax expense was different than an amount computed by applying the graduated statutory federal income tax rates to income before taxes. The reasons for the differences are as follows for the years ended December 31, 2010, 2009 and 2008:

(In thousands)	2010	2009	2008
Computed tax expense at statutory federal rate of 35%	$12,397	$13,708	$13,185
Nondeductible compensation	378	238	203
Noncontrolling interests	(42)	(14)	(17)
State income taxes, net of federal income tax benefit	1,746	1,816	1,502
Other	(2)	20	14

	$14,477	$15,768	$14,887

Net deferred income tax assets and liabilities consist of the following components as of December 31, 2010 and 2009:

(In thousands)	2010	2009
Deferred income tax assets:
Retirement benefits other than pension	$2,963	$3,144
Pension	1,457	1,252
Net operating loss	1,517	1,643
Accrued expenses	553	700
Other	1,375	660

	7,865	7,399

Deferred income tax liabilities:
Property and equipment	44,007	36,920
Intangibles	25,075	28,004

	69,082	64,924

Net deferred income tax liability	$61,217	$57,525

The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The Company has unused net operating losses (“NOLs”) totaling $5.6 million as of December 31, 2010. These NOLs are subject to an adjusted annual maximum limit (the “IRC 382 Limit”) of $0.3 million. Based on the IRC 382 Limit, the Company expects to use NOLs of approximately $3.9 million as follows: $0.3 million per year in 2011 through 2022.

The Company recognizes interest related to unrecognized income tax benefits (“UTBs”) in interest expense and penalties on UTBs in income tax expense. A reconciliation of the change in the UTB balance for the years ended December 31, 2010 and 2009 is as follows:

(In thousands)	2010	2009
Balance at beginning of the year	$136	$—
Additions for tax positions related to the current year	235	136
Increases (reductions) for tax positions related to prior years	129	—

	$500	$136

While the Company believes it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than its accrued position. Accordingly, additional provisions could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved. In general, the tax years that remain open and subject to federal and state audit examinations are 2008-2010 and 2007-2010, respectively.

Note 7. Pension Plans and Other Postretirement Benefits

Lumos Networks participates in several qualified and nonqualified pension plans and other postretirement benefit plans (“OPEBs”) sponsored by NTELOS Inc. (Note 3). Net pension costs are determined for each NTELOS Inc. subsidiary based on a calculation of service costs, interest on the projected benefit obligation, expected return on plan assets, and appropriate amortizations of unrecognized prior service costs, the unrecognized transition asset, and actuarial gains and losses. Lumos Networks receives an allocated portion of the total benefits expense. However, as the expense is calculated based on all of NTELOS Inc.’s employees, the allocated portion is a relative allocation using the number of participants considering the subsidiary for which the participant’s are employed or retired from as applicable. The expense is not calculated or allocated by specific employee. Lumos Networks’ allocation considers all employees who directly support Lumos Networks, including corporate support employees. NTELOS Inc. uses a December 31 measurement date for its defined benefit pension plans.

NTELOS Inc. manages these plans on a consolidated basis. The liabilities for these retirement benefits are recognized within “Obligation to NTELOS Inc.” in the Company’s combined balance sheets. The combined statements of operations for the years 2010, 2009 and 2008 include costs for pension plans and other postretirement benefits of $1.8 million, $2.7 million and $1.5 million, respectively. Lumos Networks did not make any specific contributions to fund these plans for the years 2010, 2009 or 2008.

Lumos Networks also participates in a defined contribution 401(k) plan sponsored by NTELOS Inc. Matching contributions to this plan for Lumos Networks employees were $0.5 million, $0.4 million and $0.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. Effective June 1, 2009, NTELOS Inc. began funding its 401(k) matching contributions in shares of the NTELOS Holdings Corp. common stock. Therefore, of the $0.4 million of matching contributions for 2009, $0.2 million represented cash contributions and $0.2 million represented equity contributions. All of the matching contributions for 2010 represented equity contributions.

Note 8. Commitments and Contingencies

Operating Leases

Rental expense for all operating leases for the year ended December 31, 2010, 2009 and 2008 was $2.2 million, $1.7 million and $1.7 million, respectively. The total amount committed under these lease agreements at December 31, 2010 is: $1.7 million in 2011, $1.5 million in 2012, $1.4 million in 2013, $1.4 million in 2014, $1.4 million in 2015 and $7.2 million for the years thereafter.

Other Commitments and Contingencies

The Company periodically makes claims or receives disputes related to our billings to other carriers for access to our network. The Company does not recognize revenue related to such matters until the period that it is reliably assured of the collection of these claims. In the event that a claim is made related to revenues previously recognized, the Company assesses the validity of the claim and adjusts the amount of revenue being recognized to the extent that the claim adjustment is considered probable and estimable.

The Company periodically disputes network access charges that we are assessed by other companies that we interconnect with and are involved in other disputes and legal and tax proceedings and filings arising from normal business activities. While the outcome of such matters is currently not determinable, and it is reasonably possible that the cost to resolve such matters could be material, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s combined financial position, results of operations or cash flows, and believes that adequate provision for any probable and estimable losses has been made in the Company’s combined financial statements. The total of the amount recorded for these matters is less than $1 million and primarily relates to network access charges.

The Company has other purchase commitments relating to capital expenditures totaling $7.4 million as of December 31, 2010, which are expected to be satisfied during 2011.

Note 9. Related Party Transactions

NTELOS Inc. provides a variety of administrative services to Lumos Networks. Costs of these services are allocated or charged to the Company based on either the actual costs incurred or NTELOS Inc.’s estimate of expenses relative to the services provided to other subsidiaries of NTELOS Inc. The Company believes that these allocations are made on a reasonable basis, and that receiving these services from NTELOS Inc. creates cost efficiencies. Lumos Networks management believes that all historical costs of operations have been reflected in the combined statements of operations for each period presented, but these costs do not reflect the amount of actual costs the Company would have incurred had it been an independent, publicly traded company for each period presented. These services and transactions include the following:

•	Cash management and other treasury services;

•	Administrative services such as legal, regulatory, tax, employee benefit administration, internal audit, purchasing, accounting, information technology and human resources;

•	Network monitoring

•	Executive oversight

•	Equity-based compensation plan administration; and

•	Insurance coverage.

Banking and Treasury Functions

NTELOS Inc. provides cash management and treasury services to the Company. This arrangement provides efficient avenues for liquidity in a structure that minimizes or eliminates currency risk to the Company. Interest is charged by both parties based on NTELOS Inc.’s long term debt weighted average borrowing rate excluding the effect of debt issuance cost and original issue discount amortization and is reflected in interest expense on the combined statements of operations for the Company. The amount of interest expense related to this arrangement for the years ended December 31, 2010, 2009 and 2008 was $4.9 million, $1.4 million and $1.3 million, respectively. As of December 31, 2010, the combined balance sheet of the Company included a $178.6 million long-term obligation to NTELOS Inc. due in large part to the approximate $162.5 million cash consideration paid for the purchase of FiberNet in December 2010 and the $27 million asset purchase from Allegheny Energy, Inc. (Note 2). This obligation is reflected as a long-term obligation given that it contains no statutory current maturities and considering our intention to use the proceeds from a new Lumos Networks long-term debt arrangement to pay off this obligation to NTELOS Inc. at the consummation of the Proposed Business Separation.

Allocation of General and Administrative Corporate Expenses

Expenses relating to services provided to the Company by NTELOS Inc. have been allocated to the Company and are reflected in the combined financial statements. These services include treasury, accounting, tax, legal, internal audit, human resources, general management, insurance, risk management and other functions such as board of directors and other centrally managed employee benefit arrangements that benefit the Company’s business. The allocations of costs were estimated based on NTELOS Inc.’s employees’ percentage of time spent on Lumos Networks matters. The costs that NTELOS Inc. allocated include overhead and other indirect costs. The Company has recorded allocated costs of $8.0 million, $7.7 million and $8.7 million on its combined statements of operations for the years ended December 31, 2010, 2009 and 2008, respectively, inclusive of certain corporate expenses which were not previously allocated to the segments (Note 3). Additionally, $2.8 million of FiberNet acquisition related costs were allocated to the Company in 2010.

Equity-Based Compensation Plan Administration

Lumos Networks employees participate in the NTELOS Inc. equity incentive plans. NTELOS Inc. has two equity incentive plans administered by the Compensation Committee of NTELOS Holdings Corp’s

board of directors, which permit the grant of long-term incentives to employees, including stock options, stock appreciation rights, restricted stock awards, restricted stock units, incentive awards, other stock-based awards and dividend equivalents.

Total equity-based compensation expense related to all of the share-based awards granted to employees of Lumos Networks and allocated from NTELOS Inc. for the years ended December 31, 2010, 2009 and 2008 and NTELOS Inc.’s 401(k) matching contributions for employees of Lumos Networks for 2010 and 2009 totaled $1.5 million, $0.8 million and $0.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. Future equity-based compensation charges anticipated to be allocated to Lumos Networks, assuming the Separation does not occur, related to instruments outstanding at December 31, 2010 for the years 2011 through 2014 are estimated to be $1.1 million, $0.8 million, $0.4 million and less than $0.1 million, respectively.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

One Communications Corp. and Subsidiaries

Rochester, New York

We have audited the accompanying consolidated balance sheets of Mountaineer Telecommunications, LLC (“FiberNet” or the “Company”) as of November 30, 2010 and December 31, 2009 and the related consolidated statements of operations, member’s equity, and cash flows for the period from January 1, 2010 to November 30, 2010 and for the year ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2010 and December 31, 2009, and the results of its operations and its cash flows for the period from January 1, 2010 to November 30, 2010 and for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company was a wholly-owned subsidiary of One Communications Corp. The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from items applicable to One Communications Corp. as a whole.

As discussed in Note 1 to the financial statements, on December 1, 2010, the Company was acquired by NTELOS Holdings Corp.

/s/ Deloitte and Touche LLP

Rochester, NY
May 16, 2011

FiberNet

Consolidated Balance Sheets

(In thousands)	November 30, 2010	December 31, 2009
Assets
Current Assets
Cash	$221	$1,377
Accounts receivable, net of allowance of $2,660 ($7,301 in 2009)	9,436	9,180
Inventories and supplies	318	382
Other receivables	113	193
Deferred tax asset	1,519	3,354
Prepaid expenses and other	1,270	1,162

Total current assets	12,877	15,648

Property, Plant and Equipment
Total in service	93,279	87,749
Under construction	643	840

	93,922	88,589
Less accumulated depreciation	45,127	35,018

Total property, plant and equipment	48,795	53,571

Other Assets
Goodwill	57,921	57,921
Customer relationship intangible, less accumulated amortization of $15,348 ($12,162 in 2009)	5,502	8,688
Tradename intangible	15,786	18,940
Deferred charges and other assets	3,128	3,182

Total other assets	82,337	88,731

Total Assets	$144,009	$157,950

See accompanying Notes to Consolidated Financial Statements.

FiberNet

Consolidated Balance Sheets

(In thousands)	November 30, 2010	December 31, 2009
Liabilities and Member’s Equity
Current Liabilities
Current portion of capital lease obligations	$357	$283
Accounts payable	5,663	1,463
Advance billings and customer deposits	3,403	3,413
Accrued compensation	183	295
Accrued operating taxes	2,191	2,109
Other accrued liabilities	2,677	2,230

Total current liabilities	14,474	9,793

Long-term Liabilities
Capital lease obligations	905	869
Deferred revenue	988	846
Deferred income taxes	16,486	18,532
Other long-term liabilities	228	68

Total long-term liabilities	18,607	20,315

Commitments and Contingencies (Note 6)
Member’s Equity
Due from One Communications Corp.	—	(31,554)
Member’s Equity	141,629	141,163
(Accumulated Deficit) Retained Earnings	(30,701)	18,233

Total Member’s Equity	110,928	127,842

Total Liabilities and Member’s Equity	$144,009	$157,950

See accompanying Notes to Consolidated Financial Statements.

FiberNet

Consolidated Statements of Operations

(In thousands)	For the period January 1, 2010 through November 30, 2010	Year Ended December 31, 2009
Operating Revenues	$68,145	$74,317
Operating Expenses
Cost of sales and services (exclusive of items shown separately below)	42,671	44,366
Customer operations	3,595	4,188
Corporate operations	3,148	3,677
Depreciation and amortization	13,279	14,612
Asset impairment charge	3,154	—

Total Operating Expenses	65,847	66,843

Operating Income	2,298	7,474
Other Income (Expense)
Interest expense	(219)	(126)
Other income	136	105

Total Other Income (Expense)	(83)	(21)

Income before Provision for Income Taxes	2,215	7,453
Income Tax Expense	995	3,121

Net Income	$1,220	$4,332

See accompanying Notes to Consolidated Financial Statements.

FiberNet

Consolidated Statements of Cash Flows

(In thousands)	For the period January 1, 2010 through November 30, 2010	Year Ended December 31, 2009
Cash flows from operating activities
Net income	$1,220	$4,332
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,094	11,137
Amortization	3,185	3,475
Asset impairment charge	3,154	—
Deferred income taxes	(207)	1,120
Amortization of customer installation charges	53	(994)
Share-based compensation expense	466	1,022
Other	299	(874)
Changes in assets and liabilities from operations:
Increase in accounts receivable	(256)	(1,811)
Decrease (increase) in inventories and supplies	64	40
(Increase) decrease in other current assets	(27)	225
Increase (decrease) in accounts payable	4,200	(825)
Increase (decrease) in other liabilities	557	(698)

Net cash provided by operating activities	22,802	16,149

Cash flows from investing activities
Purchases of property, plant and equipment	(5,468)	(13,236)

Net cash used in investing activities	(5,468)	(13,236)

Cash flows from financing activities
Borrowings under capital leases, net of payments	110	358
Increase in Due from One Communications Corp.	(18,600)	(4,325)

Net cash used in financing activities	(18,490)	(3,967)

Decrease in cash	(1,156)	(1,054)
Cash:
Beginning of period	1,377	2,431

End of period	$221	$1,377

See accompanying Notes to Consolidated Financial Statements.

FiberNet

Consolidated Statements of Member’s Equity

(In thousands)	Due from One Communications Corp.	Member’s Equity	Retained Earnings (Accumulated Deficit)	Total Equity
Balance, January 1, 2009	$(27,229)	$140,141	$13,901	$126,813
Share-based compensation expense		1,022		1,022
Increase in Due from One Communications Corp.	(4,325)			(4,325)
Comprehensive Income:
Net income attributable to FiberNet			4,332
Total Comprehensive Income				4,332

Balance, December 31, 2009	(31,554)	141,163	18,233	127,842
Share-based compensation expense		466		466
Increase in Due from One Communications Corp.	(18,600)			(18,600)
Dividend to One Communications Corp.	50,154		(50,154)	—
Comprehensive Income:
Net income attributable to FiberNet			1,220
Total Comprehensive Income				1,220

Balance, November 30, 2010	$—	$141,629	$(30,701)	$110,928

See accompanying Notes to Consolidated Financial Statements.

FiberNet

Notes to Consolidated Financial Statements

Note 1. Organization

Mountaineer Telecommunications, LLC, hereinafter referred to as “FiberNet” or “the Company”, is a wholly owned limited liability corporation of Conversent Communications, Inc which is a wholly owned subsidiary of One Communications Corp. (“OCC”). FiberNet is a facility-based Competitive Local Exchange Carrier (“CLEC”) headquartered in Charleston, West Virginia. The Company offers voice, data, and IP-based services in West Virginia, Ohio, Maryland, Pennsylvania, Virginia and Kentucky. The Company had approximately 30,000 business and residential customers as of November 30, 2010. Additionally, through a series of fiber installations and the acquisition of fiber assets, FiberNet has developed an extensive fiber network that spans over 3,500 route-miles as of November 30, 2010. The network covers all of West Virginia and extends into surrounding areas in Ohio, Maryland, Pennsylvania, Virginia and Kentucky. The Company utilizes this fiber backbone to provision end user services and provides transport and access services to other carriers.

On December 1, 2010, NTELOS Holdings Corp. acquired from OCC all of the membership interest of Mountaineer Telecommunications, LLC for net cash consideration at closing of approximately $163 million.

Note 2. Significant Accounting Policies

Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Significant estimates relate to revenue recognition, the allowance for doubtful accounts receivable, accrual of network costs payable to other carriers, reserve for uncertain tax positions, income tax valuation allowances and valuation of goodwill and long-lived assets, including intangible assets.

Principles of Consolidation

The accompanying consolidated financial statements include all accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. The accompanying consolidated statement of operations for 2010 includes the pre-acquisition period of January 1, 2010 through November 30, 2010.

Related Party Transactions

OCC provided numerous corporate services and support to FiberNet in areas such as human resources, finance and accounting, including tax, information technology, treasury and executive oversight. A majority of the cash generated from the FiberNet business was transferred to or swept by OCC. OCC paid a majority of obligations of FiberNet. The remainder of the intercompany receivable is comprised of the allocated costs described below. All payments and other transactions between the companies are settled through the intercompany receivable (payable) and are reflected as “Due from One Communications Corp.” on the consolidated balance sheet as of December 31, 2009. All intercompany payable and receivable transactions are netted, are non-interest bearing and there is no due date as to when they must ultimately be settled. The carrying value of the intercompany receivable (payable) approximates fair value. As of November 30, 2010, FiberNet has eliminated the amount due from OCC through a non-cash dividend on its consolidated balance sheet, as it was not repaid by OCC.

Costs related to functional support have been allocated to FiberNet based on estimates of OCC time and expense in relative proportions, and may not be reflective of the costs that FiberNet would have incurred on a standalone basis. These allocations for the period January 1, 2010 through November 30, 2010 and for the year ended December 31, 2009 amounted to $1.6 million and $2.0 million, respectively. These costs primarily include employee compensation and benefits, share-based compensation expense and other general and administrative costs and are included in “corporate operations” in the consolidated statements of operations. Management believes that the method used to allocate these costs is reasonable.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its retail and wholesale customers to make required payments. These estimates are based on a number of factors, including (1) historical experience, (2) aging of accounts receivable and (3) specific information obtained by the Company on the financial condition and current creditworthiness of its customers. Actual losses are charged against the allowance when incurred. If the financial condition of the Company’s retail and wholesale customers were to deteriorate, additional allowances could be required resulting in additional expense to the Company. Bad debt expense charged to current operating expense for the period January 1, 2010 through November 30, 2010 and for the year ended December 31, 2009 was $0.8 million and $0.7 million, respectively. The Company’s allowance for doubtful accounts was $2.7 million and $7.3 million as of November 30, 2010 and December 31, 2009, respectively.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable and its intercompany receivable from OCC. The Company places its cash with high credit quality financial institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. A significant portion of the Company’s sales are credit sales to customers whose ability to pay is dependent upon each customer’s financial condition; however, concentrations of credit risk with respect to accounts receivable is limited due to generally short payment terms.

The Company leases transport capacity from a limited number of suppliers, primarily two incumbent local exchange carriers (“ILECs”), and is significantly dependent upon the availability of transmission facilities owned by these companies. The Company is vulnerable to the risk of being unable to renew favorable supplier contracts, the supplier not timely processing orders for the Company’s customers, and its supplier not responding in a prompt fashion to service issues associated with those transmission facilities. The Company is also at risk with respect to regulatory agreements that govern rates charged by the suppliers, all of which are expired and are renewing on a month to month basis pending renegotiation.

Inventories and Supplies

The Company buys or leases telephone equipment and systems for resale or sublease to customers generally coupled with a maintenance support contract that the Company refers to as managed services. The inventory is valued at lower of average cost or market. The market value is determined by current replacement cost, and marketability.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Material costs, labor and applicable overhead related to the installation of new customers, and expansion of the Company’s network, are capitalized. These costs are then depreciated over the life of the related asset. Betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance costs are expensed as incurred. Construction in progress costs relate to projects to acquire, install and make operational various network components.

Property, plant and equipment consisted of the following:

(In thousands)	As of November 30, 2010	As of December 31, 2009
Switch equipment	$74,800	$71,987
Computer equipment and software	15,628	12,947
Office furniture, equipment and vehicles	1,639	1,621
Leasehold improvements	1,212	1,194
Construction in progress	643	840

Total property, plant and equipment	93,922	88,589
Less: accumulated depreciation	45,127	35,018

Property, plant and equipment, net	$48,795	$53,571

Capitalized internal labor costs amounted to $2.0 million and $3.4 million for the period January 1, 2010 through November 30, 2010 and for the year ended December 31, 2009, respectively.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Category	Estimated Useful Life (Range)
Switch equipment	3-10 years
Computer equipment and software	2-5 years
Office furniture, equipment and vehicles	3-7 years

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the related lease term, which includes optional lease extension periods that are reasonably assured for switch sites.

Capitalized internal software costs generally include personnel and related costs incurred in the enhancement and implementation of purchased software packages.

The Company incurs costs associated with expanding its network when customer growth requires capacity enhancements. These costs are referred to as augment costs. Augment costs are paid to ILECs and interexchange carriers (“IXCs”) for circuits and trunks leased to support the Company’s customers. Augment costs are included in switch equipment and depreciated over 10 years, the expected useful life of these circuits and trunks.

Long-Lived Assets

The Company reviews its long-lived assets, including finite-lived intangible assets, for possible impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Events or circumstances that indicate an asset may not be recoverable include, but are not limited to, unexpected adverse economic factors, technological changes, competitive activities, and acts of governments and courts. An asset may be deemed impaired when its carrying value is in excess of the sum of the undiscounted cash flows expected to result from the use of such asset and its eventual disposition. When an impairment exists, the estimated future cash flows associated with that asset are then discounted, or another appropriate fair value methodology is utilized, to determine the estimated fair value of the asset and an impairment loss, if any, is recorded if the carrying value is greater than the fair value of such asset. No such losses were recognized for the period January 1, 2010 through November 30, 2010 or for the year ended December 31, 2009.

Goodwill and Tradenames

The Company does not amortize goodwill or tradenames, which are deemed to have indefinite useful lives. Goodwill and tradenames are tested for impairment annually or more frequently whenever events or circumstances make it more likely than not that an impairment may have occurred. The Company has identified June 30 of its fiscal year as the impairment test date for its goodwill and tradenames, and has identified one reporting unit for purposes of testing goodwill for impairment.

The Company’s goodwill impairment review for the year ended December 31, 2009 was based on the discounted cash flow approach and the market approach using market information of peer companies as indicators of fair value, and for the period ended November 30, 2010 was based on the market approach, using the purchase price, as well as other bids for the sale of FiberNet, as indicators of fair value. The Company’s tradename impairment review was based on the relief from royalty method, which is an income approach. These estimates of fair value require significant judgment with respect to future volume, revenue and expense growth rates, and the selection of the appropriate discount rate, royalty rate, and peer companies. Management uses estimates based on expected trends in making these assumptions. An impairment loss, if necessary, is recorded for the difference between the carrying value and the net present value of estimated cash flows, which represents the estimated fair value of the asset.

Upon performing the annual impairment test for the Company’s tradename as of June 30, 2010, using the valuation technique described above, management concluded that the carrying value of its tradename exceeded the fair value. Accordingly, an impairment charge of $3.2 million was recorded as of June 30, 2010 and is included in the consolidated statement of operations for the period January 1, 2010 through November 30, 2010 as “asset impairment charge.” The decline in the fair value of the Company’s tradename below its carrying value was primarily the result of lower than anticipated revenue growth relative to the assumptions that management made in prior years. No such losses were recognized for the year ended December 31, 2009.

Customer Relationship

The Company has a finite lived intangible asset consisting of a customer relationship which is being amortized using the straight-line method over its estimated useful life of six years.

As of November 30, 2010 and December 31, 2009, the Company’s customer relationship intangible asset was comprised of the following:

		November 30, 2010		December 31, 2009
(Dollars in thousands)	Estimated Life	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer relationship	6 years	$20,850	$(15,348)	$20,850	$(12,162)

Amortization expense for the period January 1, 2010 through November 30, 2010 was $3.2 million and amortization expense for the year ended December 31, 2009 was $3.5 million.

Amortization expense related to the customer relationship intangible asset as of November 30, 2010 is expected to be as follows for the remainder of 2010 through the end of the estimated useful life of the asset:

(In thousands)	Customer Relationship
Remainder of 2010	$290
2011	3,475
2012	1,737

Deferred Charges and Other Assets

Other assets consist primarily of deferred customer installation costs and deposits. The Company incurs and capitalizes certain costs associated with connecting new customers to its backbone network. These costs are comprised of payments made to third parties, primarily ILECs, for installation and activation of last-mile tail circuits. These costs result directly from entering into a new customer contract and would not have been incurred by the Company had a new contract not been executed. These costs are expensed on a straight-line basis over the original term of the customer contract, which is generally three years. The corresponding deferred revenues are deferred over the expected term of the customer relationship, which is generally five years. The Company does not limit the cost capitalized to the corresponding deferred revenue.

Share-Based Compensation

The Company applies the Black-Scholes valuation model at the date of grant to determine the fair value of OCC stock options granted to participants. For restricted stock awards, fair value is determined based upon the value of the OCC’s common stock on the date of grant. The fair value of stock options and restricted stock awards are then amortized on a straight-line basis to compensation expense over the applicable vesting period, which is generally three years. Compensation expense is recognized only for those awards expected to vest, with forfeitures estimated based on the Company’s historical experience and future expectations.

A portion of the outstanding stock options qualify as incentive stock options (“ISOs”) for federal income tax purposes. As such, a tax benefit is not recorded at the time the compensation cost related to the ISO is recorded for financial reporting purposes because ISOs do not ordinarily result in a tax benefit to the Company unless there is a disqualifying disposition. Stock option grants of non-qualified stock options result in the creation of a deferred tax asset until the time that such stock option is exercised.

401(k) Plan

The Company’s employees participate in a defined contribution 401(k) plan sponsored by OCC. OCC may elect to make a discretionary quarterly matching contribution equal to fifty percent of the employees’ contributions up to a maximum of six percent of their eligible compensation. The matching contribution investment balances vest twenty percent per year beginning on the first year anniversary of the employee’s start date. No such matching contribution was made during the period January 1, 2010 through November 30, 2010 or during the year ended December 31, 2009.

Income Taxes

OCC files a consolidated federal income tax return which includes FiberNet. These financial statements have been prepared on a separate return basis. The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. The Company must make significant estimates and assumptions about future taxable income and future income tax consequences when determining the amount of the valuation allowance.

The Company accounts for uncertain tax positions using a more likely than not recognition threshold. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. These tax positions are evaluated on an annual basis. The Company recognizes interest and penalties accrued related to uncertain tax positions in income tax expense on the consolidated statement of operations.

Loss Contingencies

Loss contingencies are accrued by a charge to income if each of the following two conditions are met: (1) information prior to issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements, and (2) the amount of the loss can be reasonably estimated.

Revenue Recognition

The Company’s revenue is derived from the provision of services, including dedicated transport, local voice services, long distance voice services, high-speed Internet access services to end-user businesses and wholesale carrier customers, web-hosting and managed services. Revenue is primarily comprised of usage fees and monthly recurring fees.

Usage fees consist of (1) fees paid by customers for voice and data services, (2) access fees paid by IXCs for inter-exchange toll and toll-free traffic that utilizes Company facilities, (3) access fees paid by ILECs and other CLECs for the termination of intra-state toll traffic that originated on their network and terminates on Company facilities, and (4) reciprocal compensation paid by ILECs and other CLECs when the Company completes a local call to its end-user customers that originated on another ILECs or CLECs network. Revenue related to usage fees is recognized when the service is provided. Usage fees are billed in arrears and estimates are used to recognize revenue for unbilled usage fees. In certain circumstances, the Company’s ability to generate access fees and reciprocal compensation fees is subject to regulatory and legal uncertainty. Until these uncertainties are ultimately resolved, the Company’s policy is to recognize access fees and reciprocal compensation fees only when it is concluded that realization of that revenue is reasonably assured.

Monthly recurring fees include fees paid by customers for lines in service and for additional features on those lines. Monthly recurring fees are primarily billed in advance and are recognized as revenue during the period in which those fees are earned.

The Company also derives revenue from non-recurring charges imposed on customers at the time a service is installed. These charges consist primarily of service activation and installation fees and are deferred and recognized as revenue over the life of the customer relationship, which is generally five years.

If a customer terminates its contract with the Company after execution and prior to installation, the Company is entitled to collect an early cancellation fee. In addition, should a customer terminate its contract with the Company following installation of the service and prior to the end of contract term, the Company is entitled to collect early termination charges and equipment return fees from the customer. Revenue associated with these fees is generally recognized when payment is received, as realization is not reasonably assured until then.

Management makes estimates of future customer credits through an analysis of historical trends and known events. Provisions for customer credits are recorded as a reduction of revenue when incurred. Since revenue allowances are recorded as an offset to revenue, any future increases or decreases in such allowances have a corresponding affect on revenue.

The Company bills customers certain transactional taxes on service revenues. These transactional taxes are not included in reported revenues as they are recognized as liabilities at the time customers are billed.

Network Costs

The Company’s network costs are included in cost of sales and services and account for approximately 69% and 67% of this line item on the consolidated statements of operations for the period January 1, 2010 through November 30, 2010 and for the year ended December 31, 2009, respectively. The Company’s leased transport charges represent lease payments incurred by the Company for transmission facilities purchased from the ILEC and other carriers that are used to connect its customers to its backbone network. Usage-related charges are primarily comprised of usage charges associated with the Company’s provision of long distance services to its customers, access charges and reciprocal compensation fees paid to ILECs and other CLECs and transit fees paid to intermediate IXCs.

Network costs are recognized in the period in which the service is utilized. In instances where the Company has not yet received bills for a given period, the Company accrues costs based on management estimates. Network costs include lease costs for direct access lines and circuits, facility charges, outgoing and incoming minute charges, reciprocal compensation fees and other similar charges. There is considerable judgment that goes into the estimation of these costs based on line and circuit counts, estimated usage, active collocation sites and contractual and regulatory interpretations, including anticipated changes. Differences between actual and estimated amounts may affect the Company’s results of operations. From time to time, ILECs, other CLECs and other carriers, including IXCs, present inaccurate bills, which the Company disputes. As a result of such billing inaccuracies, the Company records an estimate of its liability based on its measurement of services received. Additionally, the Company has disputed certain amounts for which the Company has remitted payments and expects a refund or credit applied to future invoices. As of November 30, 2010 and December 31, 2009, the Company has recorded anticipated recoveries of $0.2 million and $1.2 million, respectively.

Advertising

The Company expenses advertising costs in the period incurred. Advertising expense amounted to $0.8 million for the period January 1, 2010 through November 30, 2010 and $0.9 million for the year ended December 31, 2009.

Operating Leases

The Company leases fiber, office space and certain other equipment under various operating leases. These leases expire through 2025. These leases, with few exceptions, provide for automatic renewal options and escalations that are either fixed or based on the consumer price index. Any rent abatements, along with rent escalations, are included in the computation of rent expense calculated on a straight-line basis over the lease term. The Company’s minimum lease term for most leases includes the initial non-cancelable term plus at least one renewal period, as the exercise of the related renewal option or options based on the premise that failure to renew the leases imposes an economic penalty on the Company in such amount that a renewal appears to be reasonably assured. Leasehold improvements are depreciated over the shorter of the asset’s useful life or the lease term, including renewal option periods that are reasonably assured.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, other receivables, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximates fair value because of the relatively short maturities of these instruments.

Customer Operations

Customer operations expense on the consolidated statements of operations includes marketing, product management, product advertising, selling, billing, publication of regional telephone directories, customer care, directory services, customer retention and bad debt expenses.

Corporate Operations

Corporate operations expense on the consolidated statements of operations includes taxes other than income, executive services, accounting, legal, purchasing, information technology, human resources and other general and administrative expenses, including equity-based compensation expense related to stock and option instruments held by certain members of corporate management.

Subsequent Events

The Company has evaluated all subsequent events through the issuance of these consolidated financial statements on May 16, 2011. On December 1, 2010, NTELOS Holdings Corp. acquired from OCC all of the membership interest of Mountaineer Telecommunications, LLC for net cash consideration at closing of approximately $163 million (Note 1).

Note 3. Capital Lease Obligations

The Company maintains capital leases relating to telephone equipment that it subleases to its managed services customers.

(In thousands)	November 30, 2010	December 31, 2009
Minimum lease payments	$1,404	$1,291
Less: amounts representing interest	142	139
Less: current portion of capital lease obligations	357	283

Long-term capital lease obligations	$905	$869

The future minimum payments due under the leases existing as of November 30, 2010 are as follows for the remainder of 2010 and for the years ended December 31, 2011 through 2015: less than $0.1 million, $0.4 million, $0.4 million, $0.4 million, $0.2 million and less than $0.1 million, respectively.

Interest expense on capital lease obligations totaled less than $0.1 million for the period January 1, 2010 through November 30, 2010 and less than $0.1 million for the year ended December 31, 2009. The capital lease obligations have remaining terms of approximately 5 years. At November 30, 2010, the carrying value of assets under capital lease was $1.7 million.

Note 4. Supplementary Disclosures of Cash Flow Information

The following information is presented as supplementary disclosures for the consolidated statements of cash flows for the periods indicated below.

(In thousands)	January 1, 2010 through November 30, 2010	Year Ended December 31, 2009
Supplemental investing and financing activities:
Additions to property and equipment included in accounts payable and accrued expenses	$769	$161
Additions to property and equipment, prepaid expenses and other current assets financed through capital leases	395	648
Settlement of Due from OCC (1)	50,154	—

(1)

The Due from OCC increased by $18.6 million during the period ended November 30, 2010. On November 30, 2010, the total balance due from OCC was eliminated and is reflected as a dividend to OCC for $50.2 million in the consolidated statement of member’s equity.

Note 5. Income Taxes

The components of income tax expense are as follows for the period January 1, 2010 through November 30, 2010 and for the year ended December 31, 2009:

(In thousands)	January 1, 2010 through November 30, 2010	December 31, 2009
Current tax expense:
Federal	$949	$1,579
State	253	422

	1,202	2,001

Deferred tax (benefit) expense:
Federal	(163)	884
State	(44)	236

	(207)	1,120

	$995	$3,121

Total income tax expense was different than an amount computed by applying the graduated statutory federal income tax rates to income before taxes. The reasons for the differences are as follows for the period January 1, 2010 through November 30, 2010 and for the year ended December 31, 2009:

(In thousands)	January 1, 2010 through November 30, 2010	December 31, 2009
Computed tax expense at statutory federal rate of 34%	$754	$2,534
State income taxes, net of federal income tax benefit	138	434
Share-based compensation	35	80
Tax reserve	68	73

	$995	$3,121

Deferred income tax assets or liabilities reflect temporary differences between amounts of assets and liabilities, including net operating loss carry forwards, for financial and tax reporting. Such amounts are adjusted as appropriate to reflect changes in the tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred income tax asset for which realization is not more likely than not.

Net deferred income tax assets and liabilities consist of the following components at November 30, 2010 and December 31, 2009:

(In thousands)	November 30, 2010	December 31, 2009
Deferred income tax assets:
Allowance for doubtful accounts	$1,050	$2,883
Accrued expenses	469	471
Purchase commitment	60	—
Asset retirement obligation	17	18

	1,596	3,372

Deferred income tax liabilities:
Basis difference in property and equipment	13,625	13,632
Intangibles	2,708	4,603
Other	230	315

	16,563	18,550

Net deferred income tax liability	$14,967	$15,178

The Company believes that it is more likely than not that the results of future operations or reversals of deferred tax liabilities will generate sufficient taxable income to realize the deferred tax assets.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company open tax years subject to audit are 2007 through 2010. The following table summarizes the activity related to the Company’s unrecognized tax benefits as of November 30, 2010 and December 31, 2009:

(In thousands)	November 30, 2010	December 31, 2009
Balance at beginning of the year	$371	$287
Additions for tax positions related to the current year	79	84
Settlements	—	—

	$450	$371

While the Company believes it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than its accrued position. Accordingly, additional provisions could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved. In general, the tax years that remain open and subject to federal and state audit examinations are 2007-2010.

Note 6. Commitments and Contingencies

Operating Lease Agreements

The Company leases fiber, office space and certain other equipment under various operating leases. These leases expire through 2025. Rent charged to operations amounted to $1.1 million for the period January 1, 2010 through November 30, 2010 and $1.1 million for the year ended December 31, 2009. The minimum aggregate payments under non-cancelable leases outstanding as of November 30, 2010 are $0.1 million for the remainder of 2010, $1.0 million for each of 2011 through 2014 and $0.7 million in 2015.

Purchase Commitments

The Company maintains agreements with several carriers for network access. These agreements require minimum commitments on the part of the Company. The agreements have expiration through April 2013. The annual commitments under these agreements as of November 30, 2010 is less than $0.1 million for the remainder of 2010, $0.1 million in 2011, $0.1 million in 2012 and less than $0.1 million in 2013.

Additionally, the Company has contracts which contain minimum purchase requirements. If the contract minimums are not met, the Company could be subject to additional obligations. The Company assesses the probability of not meeting the minimums and records an obligation accordingly.

The Company entered into a three year contract with a vendor for networking services in 2009. A portion of the contract documentation, the enforceability of which the Company disputes, contains a minimum usage provision which the vendor currently alleges would require the Company to make an approximately $5 million shortfall payment at the end of the contract term in the event that the Company made no purchases under the contract. The Company estimates that the range of loss related to this dispute is between $0.1 million and $2.8 million, which represents the present value of the future payment based on current and planned usage of the vendor’s services, and that there is not a best estimate within this range. Accordingly, the Company has recorded a liability associated with this minimum usage provision of $0.1 million at November 30, 2010.

Regulation

The services offered by the Company are subject to varying levels of federal, state and local regulation. These regulations are subject to change due to actions by legislative, administrative and judicial bodies. Changes in such regulations could, in varying degrees, affect the manner in which the Company is required to conduct its business. The results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Network Access Charges

The Company periodically makes claims or receives disputes related to our billings to other carriers for access to our network. The Company does not recognize revenue related to such matters until the period that it is reasonably assured of the collection of these claims. In the event that a claim is made related to revenues previously recognized, the Company assesses the validity of the claim and adjusts the amount of revenue being recognized to the extent that the claim adjustment is considered probable and estimable.

The Company periodically disputes network access charges that we are assessed by other companies that we interconnect with and are involved in other disputes and legal and tax proceedings and filings arising from normal business activities. While the outcome of such matters is currently not determinable, and it is reasonably possible that the cost to resolve such matters could be material, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, and believes that adequate provision for any probable and estimable losses has been made in the Company’s consolidated financial statements.

Other Litigation

The Company is a party to, and expects to continue to be involved in, various legal proceedings arising out of the conduct of the Company’s business, including litigation with customers, ILEC’s and other carriers, employment related lawsuits and regulatory proceedings. The results of these matters cannot be predicted with certainty, and an unfavorable resolution of several of these matters could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Note 7. Stock Plans

OCC maintains a Long-Term Incentive Plan (“OCC Stock Plan”) pursuant to which OCC’s Board of Directors or the Compensation Committee of the Board may, in its discretion, grant ISO’s, non-qualified stock options, stock appreciation rights, stock awards and performance units to directors, officers, and key employees, including key employees of FiberNet. FiberNet’s stock compensation expense recognized in connection with the stock options and restricted stock under the OCC Stock Plan amounted to $0.5 million and $1.0 million for the period January 1, 2010 through November 30, 2010 and for the year ended December 31, 2009, respectively, and is included in corporate operations expense in the consolidated statements of operations. These costs were allocated from One Communications Corp. and are included in the total allocated operating expenses reported in Note 2.

Stock options and restricted stock awards generally vest at the rate of 33% per year commencing on the first anniversary of the date of grant. Stock options expire ten years from the grant date.

The summary of the activity and status of the Company’s portion of OCC’s stock options for the period January 1, 2010 through November 30, 2010 is as follows:

(In thousands, except per share amounts)	Shares	Weighted Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Stock options outstanding as of January 1, 2010	276	$5.83
Granted during the period	3	1.58
Exercised during the period	—	—
Forfeited during the period	(31)	5.91
Expired during the period	—	—

Outstanding as of November 30, 2010	248	$5.77	5.8 years	$—

Exercisable as of November 30, 2010	248	$5.77	5.8 years	$—

Expected to vest as of November 30, 2010	—	$—		$—

The weighted-average grant date fair value per share of stock options granted during the period January 1, 2010 through November 30, 2010 and during the year ended December 31, 2009 was $1.08 and $3.47, respectively. There were no of options exercised during the period January 1, 2010 through November 30, 2010 or during the year ended December 31, 2009. The total fair value of options that vested during the period January 1, 2010 through November 30, 2010 and during the year ended December 31, 2009 was $0.1 million and $0.5 million, respectively. As of November 30, 2010, there was $0.1 million of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a period of approximately one year. In connection with the closing of the sale of FiberNet to NTELOS on December 1, 2010 (Note 1), the exercise period for the vested stock options of certain option holders was extended from 90 days to one year. These options were subsequently terminated for $0.01 per share. The compensation cost associated with this modification was not material to the Company.

The weighted average grant date fair-value per share of stock options granted during the period January 1, 2010 through November 30, 2010 and during the year ended December 31, 2009 was estimated using the Black-Scholes option pricing model with the weighted-average assumptions in the table below.

	January 1, 2010 through November 30, 2010	2009
Risk-free interest rate	2.02%	1.53%
Expected volatility	78.04%	65.00%
Expected dividend yield	0.00%	0.00%
Expected term (years)	6.0	6.0

The risk-free rate of interest is based on the zero coupon U.S. Treasury rates appropriate for the expected term of the award. There are no expected dividends as OCC does not currently plan to pay dividends on its common stock. Expected stock price volatility is based on the expected volatility of a peer group that had actively traded stock during the period immediately preceding the share-based award grant. The volatility period is equal in length to the award’s expected term. The expected term was estimated using the simplified method. Forfeiture rates are based on the average forfeiture rates of a peer group as the Company deems OCC’s internal historical forfeiture rate as not indicative of future rates.

During 2009, approximately 22,000 shares of OCC restricted stock were granted to FiberNet employees with a weighted average grant date fair value of $5.88 per share. The approximately 22,000 shares of restricted stock remained outstanding at December 31, 2009 and November 30, 2010. In connection with the closing of the sale of FiberNet to NTELOS on December 1, 2010 (Note 1), all of these restricted shares became fully vested. Stock compensation expense related to restricted stock were not material to the Company.

Note 8. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. Accounting Standards Codification (“ASC”) establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy has three levels based on the reliability of inputs as follows:

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 1 valuations do not entail a significant degree of judgment.

Level 2—Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.

Level 3—Valuation is based on inputs that are unobservable and significant to the overall fair value measurement. The degree of judgment exercised in determining fair value is greatest for Level 3 valuations. The availability of observable inputs can vary and is affected by a wide variety of factors, including, the type of asset/liability, whether the asset/liability is established in the marketplace, and other characteristics particular to the valuation. To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are required to reflect those that market participants would use in pricing the asset or liability at the measurement date.

Fair value measurement standards apply to certain financial and nonfinancial assets and liabilities that are measured at fair value on a recurring basis (each reporting period). The Company does not have any assets or liabilities that are measured at fair value on a recurring basis.

Fair value standards also apply to certain nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis. For example, certain long-lived assets such as goodwill, intangible assets and property, plant and equipment are measured at fair value in connection with business combinations or when an impairment is recognized and the related assets are written down to fair value. A summary of the valuation methodologies for assets and liabilities measured on a nonrecurring basis is as follows:

Tradename Intangible - Upon performing the annual impairment test for the Company’s tradename as of June 30, 2010, management concluded that the carrying value of its tradename exceeded the fair value. As such, management estimated the fair value of the tradename using the relief from royalty method, an income approach, using assumptions regarding revenue growth, terminal growth, royalty rate, tax rate and discount rate. This fair value calculation was classified in Level 3 of the fair value hierarchy.

The following table provides information regarding assets and liabilities recorded at fair value on a nonrecurring basis.

(In thousands)	As of November 30, 2010	Level 1	Level 2	Level 3
Tradename intangible	$15,786	$—	$—	$15,786

The following table provides information regarding the change in assets and liabilities recorded at fair value on a nonrecurring basis.

(In thousands)
Tradename intangible as of December 31, 2009	$18,940
Asset impairment charge	3,154

Tradename intangible as of November 30, 2010	$15,786

Lumos Networks

Condensed Combined Balance Sheets

(Unaudited)

(In thousands)	June 30, 2011	December 31, 2010
Assets
Current Assets
Cash	$469	$489
Restricted cash	8,062	8,062
Accounts receivable, net of allowance of $1,990 ($1,471 in 2010)	21,209	20,785
Other receivables	1,770	1,238
Prepaid expenses and other	2,435	2,020

	33,945	32,594

Securities and Investments	71	71

Property, Plant and Equipment
Land and buildings	22,699	22,597
Network plant and equipment	344,366	328,234
Furniture, fixtures and other equipment	11,015	10,097

Total in service	378,080	360,928
Under construction	24,593	8,300

	402,673	369,228
Less accumulated depreciation	107,147	95,372

	295,526	273,856

Other Assets
Goodwill	134,579	134,579
Franchise rights	32,000	32,000
Other intangibles, less accumulated amortization of $54,454 ($46,355 in 2010)	57,805	65,904
Deferred charges and other assets	1,794	2,196

	226,178	234,679

	$555,720	$541,200

See accompanying Notes to Condensed Combined Financial Statements.

Lumos Networks

Condensed Combined Balance Sheets

(Unaudited)

(In thousands)	June 30, 2011	December 31, 2010
Liabilities and Equity
Current Liabilities
Current portion of capital lease obligations	$798	$688
Accounts payable	8,787	12,599
Advance billings and customer deposits	12,065	11,653
Accrued compensation	762	930
Accrued operating taxes	2,041	844
Other accrued liabilities	1,307	1,428

	25,760	28,142

Long-term Liabilities
Obligation to NTELOS Inc.	182,934	178,616
Capital lease obligations	1,505	1,417
Deferred income taxes	68,637	61,217
Other long-term liabilities	4,824	5,122
Income tax payable	474	500

	258,374	246,872

Commitments and Contingencies
Equity
Lumos Networks equity	271,109	265,794
Noncontrolling interests	477	392

	271,586	266,186

	$555,720	$541,200

See accompanying Notes to Condensed Combined Financial Statements.

Lumos Networks

Condensed Combined Statements of Operations

(Unaudited)

	Six Months Ended
(In thousands)	June 30, 2011	June 30, 2010
Operating Revenues	$104,706	$69,398
Operating Expenses
Cost of sales and services (exclusive of items shown separately below)	39,422	21,537
Customer operations	10,117	6,437
Corporate operations	7,320	5,582
Depreciation and amortization and accretion of asset retirement obligations	22,055	14,900

	78,914	48,456

Operating Income	25,792	20,942
Other Income (Expenses)
Interest expense	(6,281)	(2,756)
Other income, net	7	16

	(6,274)	(2,740)

	19,518	18,202
Income Tax Expense	7,895	7,329

Net Income	11,623	10,873
Net Income Attributable to Noncontrolling Interests	(85)	(78)

Net Income Attributable to Lumos Networks	$11,538	$10,795

See accompanying Notes to Condensed Combined Financial Statements.

Lumos Networks

Condensed Combined Statements of Cash Flows

(Unaudited)

	Six Months Ended
(In thousands)	June 30, 2011	June 30, 2010
Cash flows from operating activities
Net income	$11,623	$10,873
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,900	11,087
Amortization	8,099	3,858
Accretion (adjustment) of asset retirement obligations	56	(45)
Deferred income taxes	7,420	(769)
Equity-based compensation expense	1,362	720
Other	(1,013)	(1,470)
Changes in assets and liabilities from operations:
Decrease in accounts receivable	7	85
Increase in other current assets	(180)	(186)
Changes in income taxes	(26)	—
(Decrease) increase in accounts payable	(3,774)	2,417
Increase in other current liabilities	1,012	1,550

Net cash provided by operating activities	38,486	28,120

Cash flows from investing activities
Purchases of property, plant and equipment	(33,801)	(22,160)
Other	(768)	—

Net cash used in investing activities	(34,569)	(22,160)

Cash flows from financing activities
Borrowings from NTELOS Inc., net	4,318	10,928
Dividends paid to NTELOS Communications Inc.	(7,585)	(16,685)
Payments under capital lease obligations	(670)	(194)

Net cash used in financing activities	(3,937)	(5,951)

(Decrease) increase in cash	(20)	9
Cash:
Beginning of period	489	3

End of period	$469	$12

See accompanying Notes to Condensed Combined Financial Statements.

Lumos Networks

Notes to Unaudited Condensed Combined Financial Statements

Note 1. Organization

On December 7, 2010, the board of directors of NTELOS Holdings Corp.(“NTELOS”) approved a proposed plan to create separate wireless and wireline businesses by spinning off the wireline business into a newly formed publicly traded company (hereinafter referred to as the “Proposed Business Separation”). Pursuant to the plan, the transaction will be structured as a tax free Distribution of The New Wireline Company (hereinafter referred to as “Lumos Networks” or the “Company”) shares to stockholders of NTELOS at a time and exchange rate to be determined during the second half of 2011. The Proposed Business Separation is subject to satisfaction of several conditions, including confirmation of the tax-free treatment, receipt of NASDAQ listing, Federal and State telecommunications regulatory approvals, and the filing and effectiveness of a registration statement on Form 10 with the Securities and Exchange Commission. Consummation of the Proposed Business Separation is also subject to final approval by the NTELOS board of directors.

Lumos Networks is a fiber-based network service provider in the Mid-Atlantic region. The Company serves carrier, business and residential customers over a dense fiber network offering data, IP services and voice services utilizing an on-network service strategy. Following a contiguous regional expansion strategy, the Company has expanded from the base RLEC service territory in rural western Virginia to its current six state regional presence including western Virginia, West Virginia, and portions of Pennsylvania, Maryland, Ohio and Kentucky. The Company’s growth into a regional service provider has been achieved by pursuing organic growth opportunities and complementary acquisitions.

On December 1, 2010, the Company acquired from One Communications Corp. (“OCC”) all of the membership interest of Mountaineer Telecommunication, LLC (hereinafter referred to as “FiberNet”) for net cash consideration at closing of approximately $162.5 million. FiberNet is a facility-based Competitive Local Exchange Carrier (“CLEC”) headquartered in Charleston, West Virginia. FiberNet offers voice, data, and IP-based services in West Virginia and portions of Ohio, Maryland, Pennsylvania, Virginia and Kentucky and has approximately 30,000 customer accounts and an extensive fiber network. The FiberNet network provides enhancements that add diversity and capacity to the Company’s combined network of approximately 5,800 route-miles and the increased density provides immediate access to more enterprise customers in new tier two and three markets. NTELOS Inc. funded the acquisition through a combination of a $125 million incremental term loan under its existing senior secured credit facility and cash on hand. The $162.5 million net cash outlay for this purchase transaction was funded by Lumos Networks through an increase to its intercompany obligation with NTELOS Inc. and is reflected in “Obligation to NTELOS Inc.” in the Company’s condensed combined balance sheet. Under the terms of the purchase agreement, $5.0 million of the purchase price was put in escrow and is scheduled to be released to OCC on December 1, 2011 subject to adjustments stemming from a contractually provided net working capital true-up or indemnification claims raised by the Company. The Company will finalize its acquisition accounting in 2011.

Note 2. Significant Accounting Policies

In the Company’s opinion, the accompanying unaudited condensed combined financial statements as of and for the six months ended June 30, 2011 and for the six months ended June 30, 2010 contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of June 30, 2011, and the results of operations and cash flows for all periods presented on the respective financial statements included herein. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying condensed combined balance sheet as of December 31, 2010 has been derived from the audited financial statements included herein for the year ended December 31, 2010.

Principles of Combination

The condensed combined financial statements principally represent the financial results reflected by NTELOS Holdings Corp. constituting the companies comprising the Competitive and Rural Local Exchange Carrier (“RLEC”) Wireline segments and all of these companies’ wholly-owned subsidiaries and one limited liability corporation where the Company or certain of its subsidiaries, as managing member, exercises control. All significant intercompany accounts and transactions have been eliminated. These financial results have been adjusted to reflect certain corporate expenses which were not previously allocated to the segments. These allocations primarily represent corporate support functions, including but not limited to accounting, human resources, information technology and executive management, as well as corporate legal and professional fees, including audit fees, and equity-based compensation expense related to equity-based awards granted to employees in corporate support functions. These additional expenses for the six months ended June 30, 2011 and 2010 were $1.5 million and $1.3 million, respectively. The Company believes that these costs would not have been materially different had they been calculated on a standalone basis. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company or of the costs expected to be incurred in the future. As such, the financial information herein may not necessarily reflect the financial position, results of operations, and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly traded company during the periods presented. Refer to note 9 for further information regarding allocated expenses.

Accounting Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Additionally, the financial information included herein may not necessarily reflect the Company’s financial position, results of operations and cash flows in the future or what the Company’s financial position, results of operations and cash flows would have been had Lumos Networks been an independent, publicly traded company during the periods presented. Lumos Networks management believes that all historical costs of operations have been reflected in the condensed combined financial statements.

Centralized Cash Management Systems and Allocations

NTELOS Inc. uses a centralized cash management program where NTELOS Inc. holds a majority of the cash for NTELOS Holdings Corp. and its subsidiaries. NTELOS Inc. funds the majority of cash disbursements and receives the majority of cash receipts for all of its subsidiaries. Cash received by NTELOS Inc. and payments made by NTELOS Inc. which relate to Lumos Networks are accounted for by the Company as due to/from NTELOS Inc. and are classified as a non-current asset or long-term borrowing as appropriate and bear interest at a rate that is substantially equal to the NTELOS Inc.’s weighted average long-term borrowing rate excluding the effect of debt issuance cost and original issue discount amortization (for balances due to NTELOS Inc.) and NTELOS Inc.’s average earnings rate (for amounts due from NTELOS Inc.).

NTELOS Inc. provides facilities, information services and certain corporate and administrative services to its subsidiaries, including Lumos Networks. NTELOS Inc. directly assigns, where possible, related costs based on their use of these services. Where direct assignment is not possible, or practical, NTELOS Inc.

uses other indirect methods, including information derived from time studies, headcounts and transaction volumes, to estimate the allocation of shared service costs to its subsidiaries. The services provided by NTELOS Inc. to its subsidiaries are generally accounted for based on fully distributed costs.

Restricted Cash

During 2010, the Company received a federal broadband stimulus award to bring broadband services and infrastructure to Alleghany County, Virginia. The total project is $16.1 million, of which 50% (approximately $8 million) will be funded by a grant from the federal government. The project is expected to be completed in 2012. The Company was required to deposit 100% of its portion for the grant (approximately $8 million) into a pledged account in advance of any reimbursements, which can be drawn down ratably following the grant reimbursement approvals which are contingent on adherence to the program requirements. Accordingly, at June 30, 2011, the Company has $8.1 million held in non-interest bearing, fully insured escrow accounts with NTELOS Inc.’s primary commercial bank. The Company has a $1.5 million receivable for the reimbursable portion of the qualified recoverable expenditures through June 30, 2011.

Trade Accounts Receivable

The Company sells its services to residential and commercial end-users and to other communication carriers primarily in Virginia, West Virginia and in parts of Maryland, Pennsylvania, Ohio and Kentucky. The Company has credit and collection policies to maximize collection of trade receivables and requires deposits on certain sales. The Company maintains an allowance for doubtful accounts based on historical results, current and expected trends and changes in credit policies. Management believes the allowance adequately covers all anticipated losses with respect to trade receivables. Actual credit losses could differ from such estimates. The Company includes bad debt expense in customer operations expense in the condensed combined statements of operations. Bad debt expense for the six months ended June 30, 2011 and 2010 was $0.5 million and $0.1 million, respectively. The Company’s allowance for doubtful accounts was $2.0 million and $1.5 million as of June 30, 2011 and December 31, 2010, respectively.

Property, Plant and Equipment and Other Long-Lived Assets

Long-lived assets include property, plant and equipment, long-term deferred charges, goodwill and intangible assets to be held and used. Long-lived assets, excluding goodwill and intangible assets with indefinite useful lives, are recorded at cost and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be evaluated pursuant to the subsequent measurement guidance described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 360-10-35. Impairment is determined by comparing the carrying value of these long-lived assets to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets. If the carrying value exceeds the estimated undiscounted cash flows, the excess of the asset’s carrying value over the estimated fair value is recorded as an impairment charge. The Company believes that no impairment indicators exist as of June 30, 2011 that would require it to perform impairment testing.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets, which the Company reviews and updates based on historical experiences and future expectations.

Intangibles with a finite life are classified as other intangibles on the condensed combined balance sheets. At June 30, 2011 and December 31, 2010, other intangibles were comprised of the following:

		June 30, 2011		December 31, 2010
(Dollars in thousands)	Estimated Life	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer relationships	3 to 15 yrs	$107,809	$(52,348)	$107,809	$(45,186)
Trademarks	0.5 to 15 yrs	3,350	(1,798)	3,350	(1,125)
Non-compete agreement	2 yrs	1,100	(308)	1,100	(44)

Total		$112,259	$(54,454)	$112,259	$(46,355)

The Company amortizes its finite-lived intangible assets using the straight-line method unless it determines that another systematic method is more appropriate. The amortization for the FiberNet customer relationship intangible is being amortized using an accelerated amortization method based on the pattern of estimated earnings from these assets.

The estimated life of amortizable intangible assets is determined from the unique factors specific to each asset and the Company reviews and updates estimated lives based on later events and future expectations. Amortization expense for the six months ended June 30, 2011 and 2010 was $8.1 million and $3.9 million, respectively.

Goodwill and franchise rights are indefinite-lived intangible assets. Indefinite-lived intangible assets are not subject to amortization but are instead tested for impairment annually or more frequently if an event indicates that the asset might be impaired. The Company assesses the recoverability of indefinite-lived assets annually on October 1 and whenever adverse events or changes in circumstances indicate that impairment may have occurred.

Based on the results of the Company’s testing on October 1, 2010, none of the reporting units with goodwill were at risk of failing step one of the goodwill impairment testing as the goodwill value of each reporting unit substantially exceeded its carrying value. The Company believes there have been no events or circumstances to cause management to further evaluate the carrying amount of its goodwill during the six months ended June 30, 2011.

The franchise rights value in the ILEC reporting unit largely reflects the value associated with revenues generated from its customers and future customers based on being the incumbent local exchange carrier and tandem access provider in these rural markets. The radio spectrum licenses relate primarily to PCS licenses in service in the markets that we serve. The Company utilized the Greenfield cash flow valuation method in its impairment testing for these assets at October 1, 2010. Based on the Company’s evaluation of fair value of its franchise rights and radio spectrum licenses, no impairment existed as of October 1, 2010. The Company believes there have been no events or circumstances to cause management to further evaluate the carrying amount of these assets during the six months ended June 30, 2011.

Pension Benefits and Retirement Benefits Other Than Pensions

Lumos Networks participates in several qualified and nonqualified pension plans and other postretirement benefit plans (“OPEBs”) sponsored by NTELOS Inc. Net pension costs are determined for each NTELOS Inc. subsidiary based on a calculation of service costs, interest on the projected benefit obligation, expected return on plan assets, and appropriate amortizations of unrecognized prior service costs, the unrecognized transition asset, and actuarial gains and losses. Lumos Networks receives an allocated portion of the total benefits expense. However, as the expense is calculated based on all of NTELOS Inc.’s employees, the allocated portion is a relative allocation using the number of participants considering the subsidiary for which the participant’s are employed or retired from as applicable. The expense is not calculated or allocated by specific employee. Lumos Networks’ allocation considers all employees who directly support Lumos Networks, including corporate support employees. NTELOS Inc.

uses a December 31 measurement date for its defined benefit pension plans.

NTELOS Inc. manages these plans on a consolidated basis. The liabilities for these retirement benefits are recognized within “Obligation to NTELOS Inc.” in the Company’s condensed combined balance sheets. The condensed combined statements of operations for each of the six months ended June 30, 2011 and 2010 include costs for pension plans and other postretirement benefits of $0.9 million. Lumos Networks did not make any specific contributions to fund these plans for the six months ended June 30, 2011 and 2010.

Lumos Networks also participates in a defined contribution 401(k) plan sponsored by NTELOS Inc. NTELOS Inc.’s policy is to make 401(k) matching contributions in shares of the NTELOS Holdings Corp. common stock.

Share-based Compensation

The Company accounts for share-based employee compensation plans under FASB ASC 718, Stock Compensation. Equity-based compensation expense from share-based equity awards is recorded with an offsetting increase to additional paid-in capital on the condensed combined balance sheet. For equity awards with only service conditions, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The fair value of the common stock options granted during the six months ended June 30, 2011 and 2010 were estimated at the respective measurement date using the Black-Scholes option-pricing model with assumptions related to risk-free interest rate, expected volatility, dividend yield and expected terms.

Total equity-based compensation expense related to all of the Company’s share-based awards for the six months ended June 30, 2011 and 2010 (Note 9) and the Company’s 401(k) matching contributions was allocated as follows:

	Six Months Ended June 30,
(In thousands)	2011	2010
Cost of sales and services	$196	$100
Customer operations	236	137
Corporate operations	930	483

Equity-based compensation expense	$1,362	$720

Recent Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply this ASU retrospectively. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company will apply the requirements of this ASU to its financial statements for the fiscal year beginning January 1, 2012.

Note 3. Disclosures about Segments of an Enterprise and Related Information

The Company manages its business with separate products and services into two segments: Competitive and Rural Local Exchange Carrier (“RLEC”).

The Company has one customer, Verizon, which accounted for 8.7% and 12.9% of the Company’s total revenue for the six months ended June 30, 2011 and 2010, respectively. Revenues from Verizon were derived from RLEC and Competitive segments’ network access and transport.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables.

(In thousands)	Competitive	RLEC	Elim- inations	Total
As of and for the six months ended June 30, 2011
Operating revenues	$76,862	$27,844	$—	$104,706
Intersegment revenues(1)	682	2,122	(2,804)	—
Operating income	14,067	11,725	—	25,792
Depreciation and amortization and accretion of asset retirement obligations	14,985	7,070	—	22,055
Accretion of asset retirement obligations	22	6	—	28
Equity-based compensation charges	816	546	—	1,362
Acquisition related charges	80	-	—	80
Capital expenditures	27,624	6,177	—	33,801
Goodwill	101,141	33,438	—	134,579
Total segment assets	$357,602	$198,118	$—	$555,720

(In thousands)	Competitive	RLEC	Elim- inations	Total
For the six months ended June 30, 2010
Operating revenues	$40,443	$28,955	$—	$69,398
Intersegment revenues(1)	518	2,112	(2,630)	—
Operating income	8,687	12,255	—	20,942
Depreciation and amortization and accretion of asset retirement obligations	7,828	7,072	—	14,900
Accretion of asset retirement obligations	(70)	6	—	(64)
Equity-based compensation charges	382	338	—	720
Capital expenditures	$16,889	$5,271	$—	$22,160

(1)

Intersegment revenues consist primarily of telecommunications services such as local exchange services, inter-city and local transport voice and data services, and leasing of various network elements. Intersegment revenues are primarily recorded at tariff and prevailing market rates.

Note 4. Long-Term Debt

As of June 30, 2011 and December 31, 2010, the Company’s outstanding long-term debt consisted of the following:

(In thousands)	June 30, 2011	December 31, 2010
Long-term obligation to NTELOS Inc.	$182,934	$178,616
Capital lease obligations	2,303	2,105

	185,237	180,721
Less: current portion of capital lease obligations	798	688

Long-term obligation to NTELOS Inc. and long-term portion of capital lease obligations	$184,439	$180,033

Long-term obligation to NTELOS Inc.

As discussed in Note 2, NTELOS Inc. uses a centralized cash management program, where NTELOS Inc. holds a majority of the cash for NTELOS Holdings Corp. and its subsidiaries. NTELOS Inc. funds the majority of cash disbursements and receives the majority of cash receipts for all of its subsidiaries. Cash received by NTELOS Inc. and payments made by NTELOS Inc. which relate to Lumos Networks are accounted for by the Company as securities and investments or long-term borrowings as appropriate and bear interest at a rate that is substantially equal to NTELOS Inc.’s weighted average interest rate from its total debt, excluding the effect of debt issuance cost and original issue discount amortization. This weighted average interest rate was approximately 5.4% and 5.8% for the six months ended June 30, 2011 and 2010, respectively. The long-term obligation to NTELOS Inc. as of June 30, 2011 and December 31, 2010 primarily represents the approximate $162.5 million cash consideration paid for the acquisition of FiberNet on December 1, 2010 (Note 1) and the approximate $27 million cash consideration paid for the Allegheny asset acquisition on December 31, 2009. This obligation is reflected as a long-term obligation as the intent is to use the proceeds from a new Lumos Networks long-term debt arrangement to satisfy this obligation to NTELOS Inc. at the consummation of the Proposed Business Separation.

Capital lease obligations

In addition to the long-term debt discussed above, the Company has entered into capital leases on vehicles with original lease terms of four to five years. At June 30, 2011, the carrying value and accumulated depreciation of these assets was $2.1 million and $0.7 million, respectively. In addition, the Company assumed $1.6 million of capital leases primarily on telephony equipment with the FiberNet acquisition. The total net present value of the Company’s future minimum lease payments as of June 30, 2011 is $2.2 million. As of June 30, 2011, the principal portion of these capital lease obligations is due as follows: $0.3 million for the remainder of 2011, $0.6 million in 2012, $0.6 million in 2013, $0.4 million in 2014, $0.2 million in 2015 and $0.1 million thereafter.

Note 5. Supplementary Disclosures of Cash Flow Information

The following information is presented as supplementary disclosures for the condensed combined statements of cash flows for six months ended June 30, 2011 and 2010:

	Six Months Ended June 30,
(In thousands)	2011	2010
Supplemental investing and financing activities:
Additions to property and equipment included in accounts payable and other accrued liabilities	$2,429	$1,006
Borrowings under capital leases	722	423

The amount of interest capitalized in each of the six months ended June 30, 2011 and 2010 was less than $0.1 million.

Note 6. Stockholders’ Equity

Below is a summary of the activity and status of equity as of and for the six months ended June 30, 2011:

(In thousands)	Total Lumos Networks Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2010	$265,794	$392	$266,186
Equity-based compensation expense	1,362		1,362
Dividends paid to NTELOS Communications Inc.	(7,585)		(7,585)
Comprehensive Income:
Net income attributable to Lumos Networks
Comprehensive income attributable to Lumos Networks	11,538
Comprehensive income attributable to noncontrolling interests		85
Total Comprehensive Income			11,623

Balance, June 30, 2011	$271,109	$477	$271,586

For the six months ended June 30, 2010, comprehensive income was $10.9 million and was comprised of net income of $10.9 million.

Note 7. Income Taxes

Lumos Networks’ operations are included in the consolidated federal income tax return and certain unitary or consolidated state income tax returns of NTELOS Holdings Corp. However, income taxes are calculated and provided for by Lumos Networks on a separate tax return basis.

Income tax expense for the six months ended June 30, 2011 was $7.9 million, representing the statutory tax rate applied to pre-tax income and the effects of certain non-deductible compensation. Lumos Networks expects its recurring non-deductible expenses to relate primarily to certain non-cash share-based compensation, restructuring costs associated with the proposed separation and other non-deductible compensation. For the remainder of 2011, the amount of these charges is expected to be approximately $0.5 million.

The Company has prior year unused net operating losses, including certain built-in losses (“NOLs”) totaling $5.6 million as of June 30, 2011. These NOLs are subject to an adjusted annual maximum limit

(the “IRC 382 Limit”) of $0.3 million. Based on the IRC 382 Limit, the Company expects to use NOLs of approximately $3.9 million as follows: $0.7 million in 2012 and $0.3 million per year in 2013 through 2022. In addition, Lumos Networks expects to realize an NOL in 2011 as a result of the significant increase in bonus depreciation due to the passage of the “Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010.” Lumos Networks believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

While Lumos Networks believes it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than its accrued position. Accordingly, additional provisions could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved. In general, the tax years that remain open and subject to federal and state audit examinations are 2008-2011 and 2007-2011, respectively.

Note 8. Commitments and Contingencies

The Company periodically makes claims or receives disputes related to our billings to other carriers for access to our network. The Company does not recognize revenue related to such matters until the period that it is reliably assured of the collection of these claims. In the event that a claim is made related to revenues previously recognized, the Company assesses the validity of the claim and adjusts the amount of revenue being recognized to the extent that the claim adjustment is considered probable and estimable.

The Company periodically disputes network access charges that we are assessed by other companies that we interconnect with and are involved in other disputes and legal and tax proceedings and filings arising from normal business activities. While the outcome of such matters is currently not determinable, and it is reasonably possible that the cost to resolve such matters could be material, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s combined financial position, results of operations or cash flows, and believes that adequate provision for any probable and estimable losses has been made in the Company’s condensed combined financial statements.

The Company has other purchase commitments relating to capital expenditures totaling $7.2 million as of June 30, 2011, of which $6.7 million and $0.5 million are expected to be satisfied during 2011 and 2012, respectively.

Note 9. Related Party Transactions

NTELOS Inc. provides a variety of administrative services to Lumos Networks. Costs of these services are allocated or charged to the Company based on either the actual costs incurred or NTELOS Inc.’s estimate of expenses relative to the services provided to other subsidiaries of NTELOS Inc. The Company believes that these allocations are made on a reasonable basis, and that receiving these services from NTELOS Inc. creates cost efficiencies. Lumos Networks management believes that all historical costs of operations have been reflected in the combined statements of operations for each period presented, but these costs do not reflect the amount of actual costs the Company would have incurred had it been an independent, publicly traded company for each period presented. These services and transactions include the following:

•	Cash management and other treasury services;

•	Administrative services such as legal, regulatory, tax, employee benefit administration, internal audit, purchasing, accounting, information technology and human resources;

•	Network monitoring

•	Executive oversight

•	Equity-based compensation plan administration; and

•	Insurance coverage.

Banking and Treasury Functions

NTELOS Inc. provides cash management and treasury services to the Company. This arrangement provides efficient avenues for liquidity in a structure that minimizes or eliminates currency risk to the Company. Interest is charged by both parties based on NTELOS Inc.’s long term debt weighted average borrowing rate excluding the effect of debt issuance cost and original issue discount amortization and is reflected in interest expense on the condensed combined statements of operations for the Company. The amount of interest expense related to this arrangement for the six months ended June 30, 2011 and 2010 was $6.1 million and $2.0 million, respectively.

Allocation of General and Administrative Corporate Expenses

Expenses relating to services provided to the Company by NTELOS Inc. have been allocated to the Company and are reflected in the condensed combined financial statements. These services include treasury, accounting, tax, legal, internal audit, human resources, general management, insurance, risk management and other functions such as board of directors and other centrally managed employee benefit arrangements that benefit the Company’s business. The allocations of costs were estimated based on NTELOS Inc.’s employees’ percentage of time spent on Lumos Networks matters. The costs that NTELOS Inc. allocated include overhead and other indirect costs. The Company has recorded allocated costs of $5.0 million and $5.1 million on its condensed combined statements of operations for the six months ended June 30, 2011 and 2010, respectively, inclusive of certain corporate expenses which were not previously allocated to the segments (Note 2).

Equity-Based Compensation Plan Administration

Lumos Networks employees participate in the NTELOS Inc. equity incentive plans. NTELOS Inc. has two equity incentive plans administered by the Compensation Committee of NTELOS Holdings Corp’s board of directors, which permit the grant of long-term incentives to employees, including stock options, stock appreciation rights, restricted stock awards, restricted stock units, incentive awards, other stock-based awards and dividend equivalents.

Total equity-based compensation expense related to all of the share-based awards granted to employees of Lumos Networks and allocated from NTELOS Inc. and NTELOS Inc.’s 401(k) matching contributions for employees of Lumos Networks totaled $1.4 million and $0.7 million for the six months ended June 30, 2011 and 2010, respectively. Future equity-based compensation charges anticipated to be allocated to Lumos Networks, assuming the Separation does not occur, related to instruments outstanding at June 30, 2011 for the remainder of 2011 and for the years 2012 through 2015 are estimated to be $1.3 million, $2.0 million, $1.3 million, $0.7 million and less than $0.1 million, respectively.